PORTFOLIO OVERVIEW

630+ TOTAL COMMUNITY PUBLICATIONS

130 DAILY NEWSPAPERS

535+ RELATED WEBSITES

PROPEL MARKETING

SAAS, DIGITAL MARKETING SERVICES, & IT SERVICES

NEW MEDIA REACH

OPERATE IN OVER 535 MARKETS ACROSS 36 STATES

REACH OVER 20 MILLION PEOPLE ON A WEEKLY BASIS

1,400+ IN-MARKET SALES REPRESENTATIVES

SERVE OVER **220K** SMALL & MEDIUM BUSINESSES

CUMULATIVE COMMON DIVIDENDS SINCE SPIN-OFF*

Q2 2014 $0.27
Q3 2014 $0.54
Q4 2014 $0.84
Q1 2015 $1.17
Q2 2015 $1.50
Q3 2015 $1.83
Q4 2015 $2.16
Q1 2016 $2.49
Q2 2016 $2.82
Q3 2016 $3.17
Q4 2016 $3.52

*As of December 25, 2016

Dear Fellow Shareholders:

New Media Investment Group Inc. (“New Media”, “we”, or the “Company”) continued to execute on its business plan in 2016. As a reminder, our strategy includes growing organic revenue and cash flow, driving inorganic growth through strategic and accretive acquisitions, and returning a substantial portion of cash to shareholders in the form of a dividend. Over the past three years since becoming a public company, we have consistently delivered on this strategy, and we have created a total return to shareholders of over 50% as of year-end 2016.

Our Company remains the largest owner of daily newspapers in the United States with 125 daily newspapers, the majority of which have been published for more than 100 years. Our local media brands remain the cornerstones of their communities providing hyper-local news that our consumers and businesses cannot get anywhere else. With the growth of Propel Business Services, our small and medium sized business (“SMB”) solutions provider, we now also serve over 220,000 SMBs in these local communities and beyond.

ORGANIC REVENUE AND CASH FLOW GROWTH

New Media continues to diversify its revenue base away from traditional print advertising, with that segment dropping to 48% of our total revenue in 2016, due to our increased focus on building our stable and growing revenue segments. We had notable growth in 2016 within Propel Business Services (“Propel”) and our events division, GateHouse Live. In addition, our subscription revenue, driven by our unique local content, remains our single largest revenue category, and continues to grow.

Propel is our fastest growing business and we remain very excited about its future contributions to our company. The business helps SMBs solve their most common and pressing challenges from navigating their digital marketing needs to managing their current and targeted customer base, among other things. In 2016, Propel achieved revenues of $53.0 million, marking a 69.1% year-over-year growth. We believe Propel is uniquely positioned to serve the over 2 million SMBs in our local communities due to the already trusted partnership of our newspaper brands and our dedicated, local sales representatives.

GateHouse Live is our newly created events division, which specializes in delivering world-class events for the media industry and the communities they serve. This division was only recently launched in 2015 and has already grown to host 120 events in 2016. Through continued creation and expansion across the country, it is set to double both in revenue and number of events in 2017. Demand within our communities is strong for these events, with one of our more popular offerings, ‘Best of Preps’, which highlights the top athletes within the community, being held in more than 20 markets this year.

Within the traditional newspaper business, New Media continues to provide our communities the high quality, comprehensive, hyper-local news they rely on. Our continued focus on providing this unique content has kept our products relevant and valuable to both the consumers and businesses in our markets. The Company continues to generate substantial free cash flow across our portfolio which has allowed us to continue to successfully implement our strategy including raising the dividend for the third consecutive year. Though traditional print revenues continue to decline, we do see our ability to achieve organic revenue growth, thanks to the success we are seeing in our other divisions, primarily driven by Propel.

INORGANIC GROWTH THROUGH STRATEGIC AND ACCRETIVE ACQUISITIONS

2016 was a busy year for us, completing our largest number of acquisitions in any single year, and bringing our total acquisitions above $735 million since inception. We continue to remain disciplined in our approach to acquisitions with our average multiple at 4.0x the seller’s LTM As Adjusted EBITDA, the midpoint of our stated acquisition range. The Company acquired several notable papers this year with long and storied histories of serving their communities for over a century. The Erie Times-News (PA), The Fayetteville Observer (NC), and the Columbia

Daily Tribune (MO) are all flagship daily newspapers with award-winning journalism and strong community relationships. We also acquired the assets of Harris Enterprises, which included six newspapers-of-record in the central Kansas and eastern Iowa regions. New Media was honored to be trusted by each of the previous family owners of these publications to carry on their tradition of providing quality news coverage and editorial content and to welcome these communities and employees into our growing family.

New this year was an opportunity for us to acquire strong business journals, creating our business-to-business media division, BridgeTower Media. We acquired The Dolan Company, Journal Multimedia and the Rochester Business Journal which is allowing us to cover the legal, financial, real estate, and government affairs sectors across 20 different markets. We now have 44 print and digital publications and are able to provide business and marketing services in addition to high quality and trusted journalism for our businesses. BridgeTower Media has now grown to become a $75 million division for us. One of the very exciting prospects for this group is that it provides a tailor-made customer base for Propel, as business publication subscribers typically are small business owners.

To further strengthen our offering for SMBs through Propel, we acquired ThriveHive, an award-winning marketing software designed specifically for small businesses, for $11.8 million in Q1 2016. The technology has been the perfect complement to Propel’s ‘Do-It-For-Me’ approach, allowing us to connect with smaller businesses looking to run their own digital and contact market campaigns. Propel now offers an even wider product suite to meet the needs of SMBs, and is a full-service software and technology platform poised to continue on its successful growth trajectory.

New Media is well positioned to continue to take advantage of the acqusition opportunities we see in the pipeline with over $200 million of liquidity as of year-end 2016.

RETURN OF CAPITAL TO SHAREHOLDERS IN THE FORM OF A DIVIDEND

New Media continued to return cash to our shareholders, increasing the dividend in Q3 2016 to $0.35 and declaring a total of $1.36 in dividends for 2016. Since our spin-off, the Company has returned $3.52 in cumulative dividends and grown the dividend by 30%. We remain committed to growing free cash flow through the organic and inorganic initiatives spoken of above, which will allow us to continue to support and grow our dividend in 2017 and beyond.

2017 AND BEYOND

New Media has launched several new businesses over the past few years that are now becoming meaningful contributors to revenue and poised to become meaningful contributors to EBITDA and cash flow as well in 2017. We are excited and optimistic about our business from an organic perspective and have a solid liquidity position which will support the attractive acquisition opportunities we have in the pipeline. By creating over 50% in total returns for shareholders since our inception, we have outperformed both the S&P 500 (34% total return) and Russell 2000 (26% return). We believe New Media remains an attractive total return vehicle that will drive substantial returns for our shareholders.

Michael E. Reed

Chief Executive Officer and President
February 25, 2017

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain items herein may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the company’s future business strategy, expected revenue trends and our ability to continue to grow free cash flow, EBITDA, and our dividend and deliver shareholder returns, growing our digital marketing and services business and events business, pursuing and completing future acquisitions and strategic opportunities, and the availability of such acquisitions and opportunities and the expected benefits associated with acquisitions and strategic opportunities, and liquidity and our ability to pay dividends and fund acquisitions and strategic opportunities. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties. These risks and uncertainties could cause actual results to differ materially from those described in the forward-looking statements, many of which are beyond our control. The Company can give no assurance that its expectations will be attained. Accordingly, you should not place undue reliance on any forward-looking statements contained herein. For a discussion of some of the risks and important factors that could cause actual results to differ from such forward-looking statements, see the risks and other factors detailed from time to time in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the Securities and Exchange Commission. Furthermore, new risks and uncertainties emerge from time to time, and it is not possible for the Company to predict or assess the impact of every factor that may cause its actual results to differ from those contained in any forward-looking statements. Such forward-looking statements speak only as of the date of this press release. The Company expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

ANNUAL REPORT 2016

FORM 10-K

NEW MEDIA INVESTMENT GROUP

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 25, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to _________

Commission file number: 001-36097

New Media Investment Group Inc.

(Exact name of registrant as specified in its charter)

Delaware	38-3910250
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1345 Avenue of the Americas 45th floor,
New York, New York	10105
(Address of principal executive offices)	(Zip Code)

Telephone: (212) 479-3160

(Registrant’s telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common stock, par value $0.01 per share	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒  No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐  No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files). Yes ☒  No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No  ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant on June 26, 2016, the last business day of the registrant’s most recently completed second fiscal quarter, was approximately $679.1 million. The market value calculation was determined using a per share price of $17.58, the price at which the registrant’s common stock was last sold on the New York Stock Exchange on such date. For purposes of this calculation, shares held by non-affiliates excludes only those shares beneficially owned by the registrant’s executive officers, directors, and stockholders owning 10% or more of the registrant’s outstanding common stock (and, in each case, their immediate family members and affiliates).

As of February 17, 2017, 53,471,812 shares of the registrant’s common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our definitive proxy statement, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A within 120 days of the Company’s fiscal year-end, are incorporated by reference into Part III, Items 10-14 of this Annual Report on Form 10-K.

NEW MEDIA INVESTMENT GROUP INC.

FORM 10-K

FOR THE YEAR ENDED DECEMBER 25, 2016

i

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

Certain statements in this report on Form 10-K may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our current views regarding, among other things, our future growth, results of operations, performance and business prospects and opportunities, as well as other statements that are other than historical fact. Words such as “anticipate(s),” “expect(s)”, “intend(s)”, “plan(s)”, “target(s)”, “project(s)”, “believe(s)”, “will”, “aim”, “would”, “seek(s)”, “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties and other factors that could lead to actual results materially different from those described in the forward-looking statements. We can give no assurance that our expectations will be attained. Our actual results, liquidity and financial condition may differ from the anticipated results, liquidity and financial condition indicated in these forward-looking statements. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause our actual results to differ, possibly materially from expectations or estimates reflected in such forward-looking statements, including, among others:

●	general economic and market conditions;

●	economic conditions in the Northeast, Southeast and Midwest regions of the United States;

●	our ability to grow our digital marketing and business services, digital audience and advertiser base;

●	the growing shift within the publishing industry from traditional print media to digital forms of publication;

●	our ability to acquire local media print assets at attractive valuations;

●	declining advertising and circulation revenues;

●	the risk that we may not realize the anticipated benefits of our recent or potential future acquisitions;

●	the availability and cost of capital for future investments;

●	our indebtedness may restrict our operations and / or require us to dedicate a portion of cash flow from operations to the payment of principal and interest;

●	our ability to pay dividends consistent with prior practice or at all;

●	our ability to realize the benefits of the Management Agreement (as defined below);

●	the impact of any material transactions with the Manager (as defined below) or one of its affiliates, including the impact of any actual, potential or predicted conflicts of interest;

●	effects of the pending merger of Fortress Investment Group LLC with affiliates of SoftBank Group Corp.;

●	the competitive environment in which we operate; and

●	our ability to recruit and retain key personnel.

Additional risk factors that could cause actual results to differ materially from our expectations include, but are not limited to, the risks identified by us under the heading “Risk Factors” in Item 1A of this report. Such forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

ii

PART I

Item 1. Business

General Overview

New Media Investment Group Inc. (“New Media,” “Company,” “Successor,” “us,” or “we”) is a company that owns, operates and invests in high-quality local media assets. We have a particular focus on owning and acquiring strong local media assets in small to mid-size markets. With our collection of assets, we focus on two large business categories: consumers and small to medium size businesses (“SMBs”).

Our portfolio of media assets today spans across 538 markets and 36 states. Our products include 631 community print publications, 538 websites and two yellow page directories. We reach over 20 million people per week and serve over 220,000 business customers.

Our business strategy is to be the preeminent provider of local news, information, advertising, and digital and business services in the markets we operate in. We aim to grow our business organically through both our consumer and SMB strategies. We also plan to continue to pursue strategic acquisitions of high-quality local media and digital marketing assets at attractive valuation levels. Finally, we intend to distribute a substantial portion of our free cash flow generated from operations or other sources as a dividend to stockholders through a quarterly dividend, subject to satisfactory financial performance, approval by our board of directors (the “Board of Directors” or “Board”) and dividend restrictions in the New Media Credit Agreement (as defined below). The Board of Directors’ determinations regarding dividends will depend on a variety of factors, including the Company’s U.S. generally accepted accounting principles (“GAAP”) net income, free cash flow generated from operations or other sources, liquidity position and potential alternative uses of cash, such as acquisitions, as well as economic conditions and expected future financial results.

We believe that our focus on owning and operating leading local-content-oriented media properties in small to mid-size markets puts us in a position to better execute our strategy. We believe that being the leading provider of local news and information in the markets in which we operate and distributing that content across multiple print and digital platforms, gives us an opportunity to grow our audiences and reach. Further, we believe our strong local media brands and our in-market sales presence gives us the opportunity to expand our advertising and lead generation products with local business customers. For our SMB category, we focus on leveraging our strong local media brands, our in-market sales force and our high consumer penetration rates with a variety of products and services that we believe will help SMBs expand their marketing, advertising and other lead generation platforms.

Central to this business strategy is our wholly-owned subsidiary Propel Business Services (“Propel”). We launched Propel in 2012 and have seen rapid growth since then. Revenues have grown from $1 million in 2012 to $53.0 million in 2016. We believe Propel, combined with our strong local brands and in-market sales force, is in a position to continue as a key component to our overall organic growth strategy.

The opportunity Propel aims to seize upon is as follows:

There are approximately 27.9 million SMBs in the U.S. according to the 2011 U.S. Census data. Of these, approximately 26.7 million have 20 employees or less.

Many of the owners and managers of these SMBs do not have the resources or expertise to navigate the fast evolving digital marketing sector, but are increasingly aware of the need to establish and maintain a digital presence in order to stay connected with current and future customers.

Propel is designed to offer a complete set of turn-key digital marketing and business services to SMBs that provide transparent results to the business owners. In a recent acquisition we acquired a turn-key proprietary software that enables SMB owners to run their own digital and contact marketing campaigns; Propel continues to evolve to meet the needs of the full spectrum of SMBs. Propel provides four broad categories of services: building businesses a presence, helping businesses to be located by consumers online, engaging with consumers, and growing their customer base. Similarly, GateHouse Live, our event production business, specializes in delivering world class events for the media industry.

We believe our local media properties and local sales infrastructure are uniquely positioned to sell these digital marketing and business services to local business owners and give us distinct advantages, including:

●	our strong and trusted local brands, with 85% of our daily newspapers having been publishing local content for more than 100 years;

●	our ability to market through our print and online properties, driving branding and traffic; and

●	our more than 1,400 local, direct, in-market sales professionals with long standing relationships with small businesses in the communities we serve.

Our core products include:

●	125 daily newspapers with total paid circulation of approximately 1.4 million;

●	314 weekly newspapers (published up to three times per week) with total paid circulation of approximately 315,000 and total free circulation of approximately 1.9 million;

●	124 “shoppers” (generally advertising-only publications) with total circulation of approximately 3.0 million;

●	538 locally-focused websites, which extend our businesses onto the internet and mobile devices with approximately 224 million page views per month;

●	two yellow page directories, with a total distribution of approximately 230,000, that cover a population of approximately 411,000 people;

●	68 business publications; and

●	Propel digital marketing and business services.

In addition to our core products, we also opportunistically produce niche publications that address specific local market interests such as recreation, sports, healthcare and real estate. We also have a number of local and regional business-oriented publications that provide relevant and actionable news and analysis.

Our print and online products focus on the local community from a content, advertising, and digital marketing perspective. As a result of our focus on small and midsize markets, we are usually the primary, and sometimes, the sole provider of comprehensive and in-depth local market news and information in the communities we serve. Our content is primarily devoted to topics that we believe are highly-relevant and of interest to our audience such as local news and politics, community and regional events, youth sports, opinion and editorial pages, local schools, obituaries, weddings and police reports.

More than 85% of our daily newspapers have been published for more than 100 years and 100% have been published for more than 50 years. We believe that the longevity of our publications demonstrates the value and relevance of the local information that we provide and has created a strong foundation of reader loyalty and a highly-recognized media brand name in each community we serve. As a result of these factors, we believe that our publications have high local audience penetration rates in our markets, thereby providing advertisers with strong local market reach.

We believe the large number of publications we have, our focus on smaller markets, and our geographic diversity also provide the following benefits to our strategy:

●	Diversified revenue streams, both in terms of customers and markets;

●	Operational efficiencies realized from clustering of business assets;

●	Operational efficiencies realized from centralization of back office functions;

●	Operational efficiencies realized from improved buying power for key operating cost items through our increased size and scale;

●	Ability to provide consistent management practices and ensure best practices; and

●	Less competition and high barriers to entry.

The revenues derived from our SMB category come from a variety of print and digital advertising products, business service products we offer through Propel, and commercial printing services. Our consumer revenue category comes primarily from subscription income as consumers pay for our deep, rich local contents, both in print and online, however primarily print today.

Our operating costs consist primarily of labor, newsprint, and delivery costs. Our selling, general and administrative expenses consist primarily of labor costs. Compensation represents just over 40% of our operating expenses. Over the last few years, we have worked to drive efficiencies through centralization of back office functions, outsourcing and leveraging our scale to purchase more effectively. Additionally, we have taken steps to cluster our operations, thereby increasing the usage of facilities and equipment while increasing the productivity of our labor force. We expect to continue to employ these steps as part of our business strategy.

New Media was formed as a Delaware corporation on June 18, 2013. New Media had no operations until November 26, 2013, when it assumed control of GateHouse Media, Inc. (“GateHouse” or “Predecessor”) and Local Media Group Holdings LLC. GateHouse was determined to be the predecessor to New Media, as the operations of GateHouse comprised substantially all of the business operations of the combined companies. Pursuant to a restructuring, Newcastle Investment Corp. (“Newcastle”) owned approximately 84.6% of New Media until February 13, 2014, upon which date Newcastle distributed the shares that it held in New Media to its shareholders on a prorata basis. New Media is externally managed and advised by an affiliate of Fortress Investment Group LLC (“Fortress”).

Management Agreement

On November 26, 2013, New Media entered into a management agreement (the “Management Agreement”) with FIG LLC (the “Manager”) pursuant to which the Manager manages the operations of New Media. The annual management fee is 1.50% of New Media’s Total Equity (as defined in the Management Agreement), and the Manager is eligible to receive incentive compensation. On February 14, 2017, Fortress announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with an affiliate of SoftBank Group Corp. (“SoftBank”), pursuant to which Fortress will become a wholly owned subsidiary of the SoftBank affiliate (the “Merger”). In connection with the Merger, Fortress will operate within SoftBank as an independent business headquartered in New York. Fortress’s senior investment professionals are expected to remain in place, including those individuals who perform services for us.

Acquisitions

On February 28, 2014, we completed the acquisition of five publications from Freedom Communications for a total purchase price of $7.9 million, including working capital. The acquisition included two daily and three weekly publications serving Southern California with an aggregate circulation of approximately 56,000.

On June 30, 2014, we completed two acquisitions of 20 publications with a total purchase price of $15.9 million, including working capital. The acquisitions included six daily, ten weekly publications, and four shoppers serving areas of Texas, Oklahoma, Kansas and Virginia with an aggregate circulation of approximately 54,000.

On September 3, 2014, we completed the acquisition of The Providence Journal with a total purchase price of $48.7 million, including working capital. The acquisition included one daily and two weekly publications serving areas of Rhode Island with a daily circulation of approximately 72,000 and 96,000 on Sunday.

On December 1, 2014, we completed the acquisition of Foster’s Daily Democrat along with other publications and related assets for $5.4 million in cash, including working capital, from the Foster family. The publications are located around Dover, NH, and the daily newspaper has a circulation of approximately 12,000.

On January 9, 2015, we completed the acquisition of substantially all of the assets of Halifax Media Group for an aggregate purchase price of $285.4 million, including working capital and net of assumed debt. The acquisition included 24 daily publications, thirteen weekly publications, and five shoppers serving areas of Alabama, Florida, Louisiana, Massachusetts, North Carolina, and South Carolina with a daily circulation of approximately 635,000 and 752,000 on Sunday.

On March 18, 2015, we completed the acquisition of the assets of Stephens Media, LLC (“Stephens Media”) for an aggregate purchase price of $110.8 million, including working capital. The acquisition included nine daily newspapers, 35 weekly publications and fifteen shoppers serving communities throughout the United States with a combined average daily circulation of approximately 221,000 and 244,000 on Sunday.

On June 15, 2015 and September 23, 2015, we acquired substantially all the assets, properties and business of publishing/ operating certain newspapers for an aggregate purchase price of $52.0 million, including working capital. The acquisitions included two daily newspapers, 28 weekly publications, and two shoppers serving Central Ohio and Southern Michigan.

During 2016, we acquired substantially all the assets and assumed substantially all of the liabilities of certain businesses, which included 68 business publications, seven daily newspapers, seven weekly publications, eleven shoppers, and digital platforms for an aggregate purchase price of $136.0 million, including estimated working capital.

Dispositions

On December 10, 2015, we completed the sale of the Las Vegas Review-Journal and related publications (initially acquired in the Stephens Media acquisition), which are located in Las Vegas, Nevada for an aggregate sale price of $140.0 million plus working capital adjustment of $1.0 million. As a result, a gain of $57.0 million is included in loss (gain) on sale or disposal of assets on the consolidated statement of operations and comprehensive income (loss) during the year ended December 27, 2015.

Subsequent Events

Acquisitions

On January 31, 2017, the Company completed the acquisition of substantially all of the assets of the Wooster Republican Printing Company (“WRPC”) for $21.2 million in cash, plus working capital. We funded the acquisition with cash on hand. The publishing division of WRPC is comprised of five daily and eighteen weekly publications across northeastern Ohio with an average daily circulation of over 69,000.

Dispositions

On January 31, 2017, the Company announced the sale of the Medford, Oregon Mail Tribune and related assets for an aggregate sale price of $15.0 million, plus working capital. This sale is expected to close in the first quarter of 2017.

Debt

On December 30, 2016, the Company paid the outstanding balance under the Advantage Florida Debt (as defined below) in the amount of $10.0 million with cash on hand.

Dividends

On February 21, 2017, the Company announced a fourth quarter 2016 cash dividend of $0.35 per share of common stock, par value $0.01 per share, of New Media (“New Media Common Stock” or our “Common Stock”). The dividend will be paid on March 16, 2017, to shareholders of record as of the close of business on March 8, 2017.

Industry Overview

We operate in what is sometimes referred to as the “hyper-local” or community news market within the media industry. Media companies that serve this segment provide highly-focused local content and advertising that is generally unique to each market they serve and is not readily obtainable from other sources. Local publications include community newspapers, websites, shoppers, traders, real estate guides, special interest magazines and directories. Due to the unique local nature of their content and audience, community publications compete for advertising customers with other forms of traditional media, including direct mail, directories, radio, television, and outdoor advertising. They also compete with new local and national digital and social media businesses for advertising and digital and business services customers. We believe that local print and online publications in smaller markets are the most effective medium for local retail advertising, which emphasizes the price of goods in an effort to move inventory on a regular basis, in contrast to radio, broadcast and cable, television, and the internet, which are generally used for image or branding advertising. In addition, we believe local print and online publications generally have the highest local audience penetration rates, which allows local advertisers to get their message to a large portion of the local audience. Finally, national digital competitors tend to have no local in-market sales presence which we believe gives the local community publications an advantage when selling these types of products and services.

Locally-focused media in small and midsize communities is distinct from national and urban media delivered through outlets such as television, radio, metropolitan and national newspapers and the internet. Larger media outlets tend to offer broad based information to a geographically-scattered audience, which tends to be more of a commodity. In contrast, locally-focused media delivers a highly-focused product that is often the only source of local news and information in the market it serves. Our segment of the media industry is also characterized by high barriers to entry, both economic and social. Small and midsize communities can generally only sustain one newspaper. Moreover, the brand value associated with long-term reader and advertiser loyalty and the high start-up costs associated with developing and distributing content and selling advertisements, help to limit competition.

We also believe there is a growing need among small to mid-size businesses to be able to generate leads and interact with consumers across all the digital platforms, which takes many forms including websites, mobile sites, tablets and social media. These local business owners and managers lack the time, expertise and resources to capitalize on the potential of these consumer-reaching channels. National competitors in this category do not generally have a local in-market presence. Newly-formed competitors lack a known and credible brand name in addition to generally not having a local in-market presence. We believe this represents a substantial opportunity for our local media business.

Advertising Market

The primary sources of advertising revenue for local publications are small businesses, corporations, government agencies and individuals that reside in the market that a publication serves. By combining paid circulation publications with total market coverage (“TMC”) publications, such as shoppers and other specialty publications (tailored to the specific attributes of a local community), local publications are able to reach nearly 100% of the households in a distribution area. As macroeconomic conditions in advertising change, due to increasing internet and mobile usage and the wide array of available information sources, we have seen advertisers shift their focus to incorporate a digital advertising and services component into their overall local marketing strategy. To that end, in addition to printed products, the majority of our local publications have an online presence that further leverages the local brand, ensures higher penetration into the market, and provides a digital alternative for local advertisers to reach consumers. We also have strong digital marketing and business services offered through Propel.

Digital Media

The time spent online and on mobile devices each day by media consumers continues to grow and newspaper web sites offer a wide variety of content providing comprehensive, in-depth and up-to-the-minute coverage of news and current events. The ability to generate, publish and archive more news and information than most other sources has allowed newspapers to produce some of the most visited sites on the internet.

We believe that our local publications are well positioned to capitalize on their existing market presence and grow their total audience base by publishing proprietary local content digitally: via the internet and mobile applications. Local digital media include traditional classifieds, directories of business information, local advertising, databases, audience-contributed content and mobile applications. We believe this additional community-specific content will further extend and expand both the reach and the brand of our publications with readers and advertisers. We believe that building a strong local digital business extends the core audience of a local publication.

The opportunity created by the digital extension of the core audience makes local digital advertising an attractive complement for existing print advertisers, while opening up opportunities to attract new local advertisers that have not previously advertised with local publications. In addition, we believe that national advertisers have an interest in reaching buyers on a hyper-local level and, although they historically have not been significant advertisers in community publications, we believe that digital media offers them a powerful medium to reach local audiences. This opportunity is further enhanced by our behavioral-targeting products, which allow advertisers to reach specific demographics of our audience and follow that audience across multiple websites, delivering advertisements across the platforms. Further, digital marketing services businesses are poised to benefit from the rise in internet marketing spend, which grew 20% between 2014 and 2015, and 375% between 2005 and 2015, according to the 2015 IAB Internet Advertising Revenue Report issued in April 2016.

We believe that a strong digital business will enhance our revenues. In addition, we believe that we have the expertise and sales resources to help other businesses maximize their digital opportunities. Propel is designed to help SMBs utilize the digital space to generate leads, interact with consumers and grow their businesses. New Media’s digital and business services revenue derived from advertising, circulation, and other revenue has grown since the launch of Propel in 2012. New Media’s digital and business services revenue was $123.9 million for the year ended December 25, 2016, a 13.7% growth as compared with the same period in 2015, which had digital and business services revenue of $106.9 million. Of this, $53.0 million, or 42.8% of digital revenue for the year ended December 25, 2016 was attributable to Propel. See “Risk Factors—Risks Related to Our Business—We have invested in Propel, but such investments may not be successful, which could adversely affect our results of operations.”

We anticipate that the digital marketing and business services sector will continue to grow as SMBs move from print to digital marketing in connection with consumers spending more time online. According to the 2011 U.S. Census data, there are approximately 27.9 million SMBs in the US, 26.7 million of the SMBs have 20 employees or less, and these businesses are expected to spend $50.2 billion on digital marketing by 2017 (according to the 2016 U.S. Local Media Forecast by BIA/ Kelsey). Owners of these businesses often lack the resources and expertise to navigate the digital marketing and business services sector. A study done by SCORE Association in 2014 indicated that 97% of consumers search for local businesses online, 49% of SMBs do not have a website, 93% are not mobile compatible, and 27% of SMBs with websites were found to not have a phone number on their home page. Propel offers SMBs digital and business services, including website design, search engine optimization, mobile apps, social media, retargeting and other advertising services. We believe that Propel is well positioned to assist SMBs in the digital space and expect Propel to contribute meaningfully to future revenue growth. Propel is also able to leverage our local media properties and local sales infrastructure to give us distinct advantages, including:

●	our strong and trusted local brands, with 85% of our daily newspapers having been publishing local content for more than 100 years;

●	our ability to market through our print and online properties, driving branding and traffic; and

●	our more than 1,400 local, direct, in-market sales professionals with long standing relationships with small businesses in the communities we serve.

Circulation

Overall daily newspaper print circulation, including national and urban newspapers, has been declining over the past several years. Small and midsize local market newspapers have generally had smaller declines and more stability in their paid print circulation volumes due to the relevant and unique hyper-local news they produce combined with less competition than larger markets. In addition, we believe this unique and valuable hyper-local content along with the multiple delivery platforms that are now available will allow smaller market newspapers to continue to raise prices, leading to stable circulation revenues. Data and technology now available to newspaper companies allow them to target pricing more at the household level rather than purely by market. This will lead to more effective pricing strategies and enhance stability for circulation revenues.

Our Strengths

High Quality Assets with Leading Local Businesses. Our publications benefit from a long history in the communities we serve as one of the leading, and often sole, providers of comprehensive and in-depth local content. More than 85% of our daily newspapers have been published for more than 100 years, and 100% have been published for more than 50 years. This has resulted in brand recognition for our publications, reader loyalty and high local audience penetration rates, which are highly valued by local advertisers. We continue to build on long-standing relationships with local advertisers and our in-depth knowledge of the consumers in our local markets. We believe our local news content is unique and highly valued by consumers who live in our markets, and there are limited, and in some cases no competing, sources of local content for our target customers.

Large Locally Focused Sales Force. We have large and well known “in-market” local sales forces in the markets we serve, consisting of over 1,400 sales representatives, including 50 dedicated to Propel and 14 third-party sales affiliations. Our sales forces are generally among the largest locally-oriented media sales forces in their respective communities. We have long-standing relationships with many local businesses and have the ability to be face to face with most local businesses due to these unique characteristics we enjoy. We believe our strong brands combined with our “in-market” presence give us a distinct advantage in selling and growing in the digital services sector given the complex nature of these products. We also believe that these qualities provide leverage for our sales force to grow additional future revenue streams in our markets, particularly in the digital sector.

Ability to Acquire and Integrate New Assets. We have created a national platform for consolidating local media businesses and have demonstrated an ability to successfully identify, acquire and integrate local media asset acquisitions. Together with our predecessor, we have acquired over $2.3 billion of assets since 2006, including traditional newspaper, business publication, business services and directory businesses. We have a scalable infrastructure and platform to leverage for future acquisitions.

Scale Yields Operating Profit Margins and Allows Us to Realize Operating Synergies. We believe we can generate higher operating profit margins than our publications could achieve on a stand-alone basis by leveraging our operations and implementing revenue initiatives, especially digital initiatives, across a broader local footprint in a geographic cluster and by centralizing certain back-office production, accounting, administrative and corporate operations. We also benefit from economies of scale in the purchase of insurance, newsprint and other large strategic supplies and equipment. Finally, we have the ability to further leverage our centralized services and buying power to reduce operating costs when making future strategic accretive acquisitions.

Local Business Profile Generates Significant Cash Flow. Our local business profile allows us to generate significant recurring cash flow due to our diversified revenue base and high operating profit margins and maintaining our low capital expenditure and working capital requirements. As of December 25, 2016, our debt structure consists of the New Media Credit Agreement and Advantage Credit Agreements (as defined below). We believe that we have the ability to generate significant free cash flow that has the potential to lead to stockholder value creation through our investments in organic growth, investments in accretive acquisitions and the return of cash to stockholders in the form of dividends, subject to satisfactory financial performance, approval by our Board of Directors and dividend restrictions in the New Media Credit Agreement. We further believe the strong cash flows generated and available to be invested will lead to consistent future dividend growth.

Experienced Management Team. Our senior management team is made up of executives who have an average of over 25 years of experience in the media industry, including strong traditional and digital media expertise. Our executive officers have broad industry experience with regard to both growing new digital and business services lines and identifying and integrating strategic acquisitions. Our management team also has key strengths in managing geographically dispersed teams, including the sales force, and identifying and centralizing duplicate functions across businesses leading to reduced core infrastructure costs.

Our Strategy

We intend to create stockholder value through a variety of factors including organic growth driven by our consumer and SMB strategies, pursuing attractive strategic acquisitions of high-quality local media assets, and through the distribution of a substantial portion of our free cash flow generated from operations and other sources as a dividend, subject to satisfactory financial performance, approval by our Board of Directors and dividend restrictions in the New Media Credit Agreement. However, there is no guarantee that we will be able to accomplish any of these strategic initiatives.

A key component of our strategy is to acquire and operate traditional local media businesses and transform them from print-centric operations to dynamic multi-media operations through our existing online advertising, digital marketing and business services. We will also leverage our existing platform to operate these businesses more efficiently. We believe all of these initiatives will lead to revenue and cash flow growth for New Media. We intend to distribute a substantial portion of our free cash flow generated from operations and other sources as a dividend to stockholders, through a quarterly dividend, subject to satisfactory financial performance, approval by our Board of Directors and dividend restrictions in the New Media Credit Agreement. The Board of Directors’ determinations regarding dividends will depend on a variety of factors, including the Company’s GAAP net income, free cash flow generated from operations or other sources, liquidity position and potential alternative uses of cash, such as acquisitions, as well as economic conditions and expected future financial results. The key elements of our strategy include:

Maintain Our Leading Position in the Delivery of Proprietary Local Content in Our Communities. We seek to maintain our position as a leading provider of unique local content in the markets we serve and to leverage this position to strengthen our relationships with both readers and local businesses, thereby increasing penetration rates and market share. A critical aspect of this approach is to continue to provide local content that is not readily obtainable elsewhere and to be able to deliver that content to our customers across multiple print and digital platforms.

Grow Our Digital Marketing and Business Services. We plan to continue to scale and expand our digital marketing and business services platform, Propel. We believe Propel will allow us to sell digital marketing and business services to SMBs both in and outside of existing New Media markets. The SMB demand for digital and business service solutions is great and represents a rapidly expanding opportunity. According to the 2011 U.S. Census data, there are approximately 27.9 million SMBs in the U.S. and, according to a 2015 U.S. Local Media Forecast by BIA/Kelsey, digital revenues are expected to grow to $50.2 billion in 2017, representing a 13.6% growth rate. Owners of SMBs often lack the resources and expertise to navigate the digital marketing services sector, with 49% of SMBs not having a website and 93% not having mobile-friendly websites according to a SCORE Association Small Business Study in 2014. We believe local SMBs will turn to our trusted local media brands to help them navigate through developing their digital marketing presence and business strategy. We believe our local media properties and local sales infrastructure gives us a distinct advantage to being the leading local provider of digital marketing and business services.

Pursue Strategic Accretive Acquisitions. We intend to capitalize on the highly fragmented and distressed local print industries which have greatly reduced valuation levels. We continue to expect to focus our investments primarily in the local newspaper sector in small to mid-size markets. We believe we have a strong operational platform as well as scalable digital marketing and business services. This platform, along with deep industry specific knowledge and experience that our management team has can be leveraged to reduce costs, stabilize the core business and grow digital revenues at acquired properties. The size and fragmentation of the addressable print media market place in the United States, the greatly reduced valuation levels that exist in these industries, and our deep experience make this an attractive place for our initial consolidation focus and capital allocation. Over the longer term we also believe there may be opportunity to diversify and acquire these types of assets internationally, as well as other traditional local media assets such as broadcast TV, out of home advertising (billboards) and radio, in the United States and internationally. We also believe there may be opportunities to acquire other strong businesses that have strong local brands and local sales infrastructure or digital product companies, both of which could quickly scale our digital marketing and business services platform.

Stabilize Our Core Business Operations. We have four primary drivers in our strategic plans to stabilize our core business operations, including: (i) identifying permanent structural expense reductions in our traditional business cost infrastructure and re-deploying a portion of those costs toward future growth opportunities, primarily on the digital side of our business; (ii) accelerating the growth of both our digital audiences and revenues through improvements to current products, new product development, training, opportunistic changes in hiring to create an employee base with a more diversified skill set and sharing of best practices; (iii) accelerating our consumer revenue growth through subscription pricing increases, pay meters for digital content and growth in our overall subscriber base; and (iv) stabilizing our core print advertising revenues through improvements to pricing, packaging of products for customers that will produce the best results for them, and more technology and training for sales management and sales representatives.

New Media intends to focus its business strategy on building its digital marketing and business services and growing its online advertising business. With its improved capital structure and digital focus, combined with its strengths and strategy and dividend strategy, we believe that New Media will be able to grow stockholder value. However, there can be no assurance of this. See “Risk Factors” under Item 1A of this Annual Report on Form 10-K.

Challenges

As a publisher of locally-based print and online media, we face a number of challenges, including the risks that:

●	the growing shift within the publishing industry from traditional print media to digital forms of publication may compromise our ability to generate sufficient advertising revenues;

●	investments in growing our digital and business services may not be successful, which could adversely affect our results of operations;

●	our advertising and circulation revenues may decline if we are unable to compete effectively with other companies in the local media industry; and

●	we may not be able to successfully acquire local print media assets at attractive valuations due to a rise in valuations from a more competitive landscape of acquirers.

For more information about New Media’s risks and challenges, see “Risk Factors” under Item 1A of this Annual Report on Form 10-K.

Products

Our product mix consists of four publication types: (i) daily newspapers, (ii) weekly newspapers, (iii) shoppers and (iv) niche publications. Most of these publications have a digital presence as discussed in the following table. Some of the key characteristics of each of these types of publications are also summarized in the table below:

	Daily Newspapers	Weekly Newspapers	Shoppers	Niche and Business Publications
Cost:	Paid	Paid and free	Paid and free	Paid and free

Distribution:	Distributed four to seven days per week	Distributed one to three days per week	Distributed weekly	Distributed weekly, monthly or on annual basis

Format:	Printed on newsprint, folded	Printed on newsprint, folded	Printed on newsprint, folded or booklet	Printed on newsprint or glossy, folded, booklet, magazine or book

Content:	50% editorial (local news and coverage of community events, some national headlines) and 50% ads (including classifieds)	50% editorial (local news and coverage of community events, some national headlines for smaller markets which cannot support a daily newspaper) and 50% ads (including classifieds)	Almost 100% ads, primarily classifieds, display and inserts	Niche content and targeted ads (e.g., Chamber of Commerce city guides, tourism guides and special interest publications such as, seniors, golf, real estate, calendars and directories)

Income:	Revenue from advertisers, subscribers, rack/box sales	Paid: Revenue from advertising, subscribers, rack/box sales	Paid: Revenue from advertising, rack/box sales	Paid: Revenue from advertising, rack/box sales

		Free: Advertising revenue only, provide 100% market coverage	Free: Advertising revenue only, provide 100% market coverage	Free: Advertising revenue only

Internet Availability:	Maintain locally oriented websites, mobile sites and mobile apps, for select locations	Major publications maintain locally oriented websites and mobile sites for select locations	Major publications maintain locally oriented websites	Selectively available online

Overview of Operations

We operate in four publication groups: Eastern US Publishing, Central US Publishing, Western US Publishing and BridgeTower. We also operate over 538 related websites. The following circulation statistics are estimated by our management as of December 25, 2016.

The following table sets forth information regarding our publications:

	Number of Publications			Circulation (1)
Operating Group	Dailies	Weeklies	Shoppers and Other	Paid	Free	Total Circulation
Eastern US Publishing	42	147	19	934,173	1,380,230	2,314,403
Central US Publishing	36	70	41	449,480	2,294,622	2,744,102
Western US Publishing	47	97	64	375,185	1,268,444	1,643,629
BridgeTower	12	23	33	74,018	162,461	236,479
Total	137	337	157	1,832,856	5,105,757	6,938,613

(1)	Circulation statistics are estimated by our management as of December 25, 2016.

Eastern US Publishing. Eastern US Publishing operates in six publication group clusters: in the North East, the (1) New England Publishing Group, (2) Cape Publishing Group, (3) Providence Group, (4) Mid-Atlantic Publishing Group, and in the South East, the (5) South Atlantic Publishing Group, and (6) Coastal Publishing Group.

New England Publishing Group. We are one of the largest community newspaper publishers in Massachusetts by number of daily publications and also publish a large concentration of weekly newspapers, serving 108 communities in markets across eastern Massachusetts. The three largest daily newspapers in this region are: The Patriot Ledger (founded in 1837 with circulation of 19,496), the Enterprise (founded in 1880 with circulation of 11,415) and the MetroWest Daily News (founded in 1897 with circulation of 9,962). We also have over 170 websites, with more than 4.5 million combined monthly unique visitors in Massachusetts.

Many of the towns within our Massachusetts footprint were founded in the 1600s and our daily and weekly newspapers in the region have long been institutions within these communities. In fact, our Massachusetts publications have 29 daily and weekly newspapers that are over 100 years old. The Boston designated market area (“DMA”) is the eighth largest market in the United States with 2.6 million households and 6.6 million people, and ranks first nationally in concentration of colleges and universities. Massachusetts has more than 1.3 million households in the region earning greater than $75,000, and a substantial homeownership rate. We reach 1.4 million readers in the eastern Massachusetts market. Eastern Massachusetts is also an employment center for technology, biotechnology, healthcare and higher education.

Cape Publishing Group. This cluster includes Worcester, Massachusetts, the Cape Cod Media Group, the Southcoast Media Group and the Seacoast Media Group.

In Worcester, Massachusetts, the Telegram & Gazette has been the premier daily newspaper in Central Massachusetts since 1866. The Telegram & Gazette, with daily circulation of 33,154 and its website, telegram.com, covers all of Worcester county, as well as surrounding areas including editorial coverage and distribution in over 60 towns which represents over 20% of the towns in the state of Massachusetts. Coverage is in our primary market of Worcester county with secondary focus in Middlesex and Hampden counties. In addition, Coulter Press, publishers of two paid weeklies, The Item and The Banner, is older than Clinton, Massachusetts, the town it calls home. The Item, covering Clinton, Lancaster, Sterling, Bolton, Berlin and Boylston, was founded in July 1893, more than 120 years ago.

The Cape Cod Media Group publishes one paid daily, one paid weekly newspaper and one shopper. The flagship publication of the Cape Cod Media Group is the Cape Cod Times. The Cape Cod Times, with a daily circulation of 28,442 is the premier daily and Sunday local paper on Cape Cod. A new destination website was launched in February 2016, capecodonline.com, with over 134,194 monthly page views and 76,491 monthly unique visitors. In 2016, the Cape Cod Times was chosen as a finalist for the EPPY Award by Editor & Publisher. The Barnstable Patriot, the paid weekly newspaper, has a weekly circulation of 1,817.

The Southcoast Media Group publishes one paid daily newspaper, four paid weekly newspapers and two shoppers. The flagship publication of the Southcoast Media Group is the Standard-Times. The Standard-Times, with a daily circulation of 15,404, is the premier daily and Sunday local paper in the New Bedford, MA area. The other paid weeklies, the Spectator, the Chronicle, the Middleboro Gazette and the Advocate, have weekly circulations of 2,466, 8,202, 2,464 and 522, respectively.

The Seacoast Media Group publishes two paid daily and seven paid weekly newspapers. The flagship publication of the Seacoast Media Group is the Portsmouth Herald. The Portsmouth Herald, with a daily circulation of 6,254, is the premier daily and Sunday local paper in coastal New Hampshire. The Hampton Union and the Exeter News-Letter are weeklies with circulations of 1,643 and 1,992, respectively. The York County Coast Star and the York Weekly in southern Maine have weekly circulations of 1,953 and 1,369, respectively. In addition, the group publishes Foster’s Daily Democrat, 7,022 circulation, and the Rochester (NH) Times and Sanford (ME) News, both paid weeklies. Seacoast Sunday is a regional Sunday newspaper for the entire market with circulation of 9,155 and is the second largest Sunday paper in New Hampshire. EDGERadio, a new streaming local news and entertainment radio station was launched in June at Portsmouth Herald. More than 15,000 had tuned in to the station since launched.

Providence Group. This cluster includes the Providence Journal, the Nantucket Island Media Group, and Norwich, Connecticut.

In Providence, Rhode Island, is our Pulitzer Prize winning publication The Providence Journal, which publishes one paid daily newspaper and one shopper. The Providence Journal is the preeminent newspaper in the state of Rhode Island and the oldest continuously-published daily newspaper in the United States. Its market includes all of Rhode Island as well as seven cities and towns in Bristol county Massachusetts with a daily circulation of 76,671. In 2016, The Providence Journal’s series “Race in Rhode Island” won a National Association of Black Journalists Salute to Excellence award. With an evolving digital platform, the market’s top local media website providencejournal.com offers an online source for award-winning news, sports, lifestyles, entertainment, editorials, and more and has monthly page views of over 7.1 million. The destination website, rhodeisland.com, launched in July shows continued audience growth with over 13,747 monthly page views and 8,495 monthly unique visitors.

The Nantucket Island Media Group publishes The Inquirer and Mirror. With a weekly circulation of 6,201, it has the largest circulation of any island newspaper.

Our Norwich, Connecticut publication, The Bulletin, with a daily circulation of 8,954, diversifies this group as the eastern Connecticut economy differs from the nation and New England markedly. Primary economic drivers include casinos, military submarine manufacture and pharmaceutical research. Major industrial employers in the region include General Dynamics, Pfizer, Dow Chemical, Dominion Resources and the United States Navy.

Mid-Atlantic Publishing Group. This cluster includes the Hudson Valley Media Group, the Pocono Mountains Media Group, Delaware and the Honesdale cluster.

The Hudson Valley Media Group publishes one paid daily, two free weekly newspapers, and one shopper. The flagship publication of the Hudson Valley Media Group is the Times Herald-Record. With a daily circulation of 41,583, the Times Herald-Record is the premier daily newspaper serving Orange, Ulster and Sullivan counties in New York and Pike county, Pennsylvania. The Pocono Mountains Media Group publishes one paid daily, one free weekly newspaper, and one shopper. The flagship publication of the Pocono Mountains Media Group is the Pocono Record. The Pocono Record, with a daily circulation of 12,293, is the premier daily and Sunday local paper in the Pocono Mountains area. The Hudson Valley Media group’s commercial print division publishes 120 weekly, bi- weekly and monthly publications. They are endorsed by both NY and NJ Newspaper Publisher Association groups. Hudson Valley Media also produces Orange and Ulster Magazine. Both are perfect bound glossy magazines.

In Delaware, we publish six weekly newspapers and various specialty papers that cover most of the state of Delaware and range from suburban Wilmington in the north to Central Sussex County at the southern end of the state. Circulation for the cluster is primarily free and totals approximately 50,583 weekly.

Our Honesdale cluster, approximately 30 miles from Scranton, Pennsylvania, consists of six publications in the cities of Honesdale, Carbondale, Moscow and Hawley, Pennsylvania. The cluster was created from our daily and shopper operations in Honesdale and later supplemented by our acquisition of one bi-weekly and one shopper in Hawley as well as one weekly in Carbondale and another in Moscow. Local employers include Wayne Memorial Health Systems, Woodloch Pines Resort and various school districts, colleges, medical providers, state/federal prisons and governmental agencies.

South Atlantic Publishing Group. This cluster includes publications in North Carolina, South Carolina, Tennessee and Virginia.

The North Carolina cluster publishes eleven daily newspapers and two weekly newspapers. In western North Carolina, we publish the Times-News in Hendersonville (daily circulation of 8,635). Our Piedmont newspapers include The Star in Shelby (daily circulation of 7,596) and The Gaston Gazette in Gastonia (daily circulation of 23,543). Central North Carolina newspapers include The Dispatch in Lexington (publishing six days per week with daily circulation of 5,414), Times-News in Burlington (daily circulation of 13,328), and The Courier Tribune in Asheboro (publishing six day per week with daily circulation of 7,246), and The Fayetteville Observer in Fayetteville (daily circulation of 32,768, as well two weekly publications and a shopper). Coastal publications in North Carolina include The Free Press in Kinston (daily circulation of

5,285), Sun Journal in New Bern (daily circulation of 9,295), The Daily News in Jacksonville (daily circulation of 10,831), and Star News in Wilmington (daily circulation of 26,540). The Star News was named a 2016 “10 Newspapers That Do It Right” by Editor & Publisher.

In South Carolina we operate one daily publication, Spartanburg Herald-Journal, with a daily circulation of 20,708. Spartanburg is the largest city, and the county seat of, Spartanburg county. The Herald-Journal’s primary distribution area is Spartanburg and Union counties.

In Tennessee, we publish two daily publications. The Columbia Daily Herald in Columbia has a daily circulation of 7,007 and publishes six days a week (Sunday through Friday). The Columbia Daily Herald serves Maury county, Tennessee and the surrounding Middle Tennessee region, and also publishes one weekly newspaper and one shopper. The Oak Ridger in Oak Ridge, Tennessee has a daily circulation of 3,042 and serves Anderson county, Tennessee.

In Petersburg, Virginia our daily publication is The Progress-Index, with daily circulation of 6,158, which covers the three cities of Petersburg, Colonial Heights and Hopewell, along with the counties of Chesterfield, Dinwiddie and Prince George.

Coastal Publishing Group. This cluster includes publications in Florida and Alabama.

The Florida cluster publishes nine daily newspapers, ten weekly newspapers, and four shoppers. On the West Coast of Florida serving Sarasota and Manatee counties is the Pulitzer Prize winning Herald-Tribune with daily circulation of 52,596 which operates a family of digital products anchored by the successful heraldtribune.com website that receives monthly page views of over 6.0 million. In 2016, the Herald-Tribune won the Pulitzer Prize for investigative reporting and an EPPY Award by Editor & Publisher.

On Florida’s east coast in Daytona Beach is our daily publication The Daytona Beach News-Journal, which serves Volusia and Flagler counties with a daily circulation of 49,351. The Daytona Beach News-Journal also publishes four shoppers with a total combined circulation of 182,094 and operates a successful website news-journalonline.com that receives monthly page views of over 5.0 million. To the north is our two-time Pulitzer Prize winning daily publication, The Gainesville Sun, with daily circulation of 21,334 and monthly page views of 5.0 million. The Gainesville Sun also produces GatorSports.com, our University of Florida athletics free website which has approximately 1.8 million monthly page views. To the south of Gainesville in the middle of Marion county is our daily publication, Ocala Star Banner, with daily circulation of 21,683. The Ocala Star Banner also publishes a successful website ocala.com which receives monthly page views of over 4.4 million and monthly unique visitors over 418,356. In Central Florida, The Ledger in Lakeland has daily circulation of 33,468 and operates a robust commercial print operation generating millions of dollars a year. The Ledger’s website, theledger.com, receives over 4.5 million monthly page views and over 676,445 monthly unique visitors. Also in Central Florida, our Leesburg publication the Daily Commercial, with its daily circulation of 14,053, covers a region known for seaplanes, upscale retirement living and rural small towns. Located in an area contiguous to Orlando, the Daily Commercial also publishes a weekly newspaper, South Lake Press and two websites that are enjoying significant audience growth.

In the northwest Florida panhandle, we publish two dailies and eight weeklies across a ten-county area stretching from Franklin in the east to Santa Rosa in the west, and north to the state line. Our daily in the East, the Panama City News Herald, with daily circulation of 14,254, was awarded a Pulitzer Prize in 1962 for investigative journalism and in 2015 won 20 awards in two statewide contests. It also operates a growing website, newsherald.com, which receives over 1.8 million monthly page views and over 228,106 monthly unique visitors. The destination website, destin.com, launched in June has over 34,581 monthly page views and 22,363 monthly unique visitors. Another destination website launched in July, the emeraldcoast.com, has also had significant website traffic with over 7,884 monthly page views and 6,370 monthly unique visitors.

To the west in Fort Walton Beach, the Northwest Florida Daily News, with a circulation of 16,900 also has a successful website, nwfdailynews.com that receives monthly page views of over 9.2 million and 560,546 monthly unique visitors. In Alabama we publish two daily publications; The Tuscaloosa News and The Gadsden Times. Our Pulitzer Prize winning, daily publication, The Tuscaloosa News, has daily circulation of 17,638 and a successful website tuscaloosanews.com with more than 2.2 million page views per month. The Tuscaloosa News also publishes tidesports.com, a paid subscription-based website that focuses on University of Alabama athletics. With daily circulation of 9,889, The Gadsden Times is the oldest continually operating business in Etowah county.

The following table sets forth information regarding the number of publications and production facilities in the Eastern US Publishing:

	Publications			Production Facilities
State of Operations	Dailies	Weeklies	Shoppers
Massachusetts	9	108	5	2
Florida	9	10	4	6
North Carolina	11	8	3	4
New Hampshire	2	5	—	2
New York	1	2	1	1
Pennsylvania	2	4	3	—
Maine	—	3	—	—
Tennessee	2	1	1	—
Alabama	2	—	—	1
Connecticut	1	—	1	—
Virginia	1	—	—	1
Delaware	—	6	—	1
Rhode Island	1	—	1	1
South Carolina	1	—	—	1
Total	42	147	19	20

Central US Publishing. Our Central US Publishing operates in the states of Illinois, Ohio, New York, Michigan, Pennsylvania, and West Virginia.

From the western shore of Lake Michigan to the eastern shore of the Mississippi River and running over 400 miles north to south, Illinois is a picture of manufacturing, agricultural and recreational diversity. Coupled with major daily newspapers from our publications in Rockford, Peoria, and the state capital of Springfield, we are the largest publishing company in Illinois. Fourteen paid daily newspapers, 15 paid weekly newspapers, and 16 shoppers provide coverage across the state which, is supported by three print production facilities.

Approximately 85 miles to the west of Chicago, Illinois is the Rockford Register Star supported by its 24,450 daily and 34,050 Sunday paid circulation base and its TMC product The Weekly, that mails over 120,000 copies. The Rockford Register Star operates successful websites that receives monthly page views of over 2.5 million.

The Journal (Freeport, IL) Standard is published Tuesday through Sunday. The newspaper’s coverage area includes Caroll, Jo Daviess, Ogle and Stephenson counties. The newspaper has a daily circulation of 5,315 and Sunday of 6,104. The Journal Standard also publishes a website journalstandard.com and receives monthly page views of over 770,000 and monthly unique visitors over 116,000.

The Peoria Journal Star with its daily paid circulation of 47,570 is the leading newspaper in Peoria, Tazewell and Woodford counties and is also distributed in an additional 17 surrounding counties. There are two shoppers-The Marketplace and Pekin Extra-which have a combined weekly circulation of 103,511. The Peoria facility provides print services to our neighboring New Media publications and commercial printing for Lee Enterprises’ The Pantagraph. The market includes manufacturing facilities for Caterpillar and Komatsu, and higher education at Bradley University, Illinois Central College and Midstate College. Peoria has a large medical community including OSF Healthcare, UnityPoint Health - Methodist, UnityPoint Health - Proctor, University of Illinois College of Medicine, Children’s Hospital of Illinois and St. Jude Children’s Hospital Midwest Affiliate. It has agricultural facilities Archer Daniels Midland, LG Seeds and the USDA Ag Lab. The Journal Star has pjstar.com and pjstar.mobi with combined monthly page views of over 4.5 million per month. The combined monthly unique visitors are over 716,000.

The Springfield State Journal-Register with a daily paid circulation of 24,059 and a paid Sunday circulation of 32,145 covers the state capital of Illinois. The daily paid circulation includes a branded edition of 1905 of the Lincoln Courier. The State Journal-Register also has successful web sites with monthly unique visitors of more than 550,000 and page views of more than 4.2 million. In addition to being the state Capital, Springfield is home incredible multi-national companies such as to Bunn, Brandt and LRS. The University of Illinois - Springfield is one of three campuses for the world-class University of Illinois. The healthcare industry is a top employer and has solidified Springfield as a primary provider of services in Illinois with Memorial Health Systems, St John’s Hospital and Southern Illinois’s School of Medicine among the best healthcare providers in the nation. Our core market includes a population of over 240,000, and the average household income is $74,814.

In Columbus, Ohio, our Dispatch Media Group operates a variety of print and digital news and information brands. The flagship brand is The Columbus Dispatch with a daily circulation of over 107,000 and a Sunday circulation of 175,084. Other affiliates of Dispatch Media Group include ThisWeek Community Newspapers (a group of 25 weekly community publications) with a weekly distribution of 313,203, Columbus Parent, alive!, Propel/DMG (with more than 21 Central Ohio websites), Columbus Monthly, Columbus CEO, On Target Marketing/TheBAG, and other specialty magazine publications, including Columbus Weddings, CityGuide, and Restaurant Guide and a show division that produces The Columbus Dispatch Home & Garden Show, Columbus Weddings Show and The Fall Home & Garden & Holidayfest in central Ohio. Through its print & digital operations, Dispatch Media Group properties reach over 1.5 million adults in central Ohio every month and the websites averaged over 10 million page views per month in 2016.

The Central Ohio cluster is anchored in Canton, Ohio and covers Stark and Tuscarawas counties. It is comprised of three daily newspapers, three weekly publications and a monthly magazine. The Repository is a 37,791 daily newspaper that covers the entire area of Stark County. The (Dover New Philadelphia) Times Reporter is a 12,745 daily publication located 40 miles south of Canton in Tuscarawas County. The (Massillon) Independent is a 6,886 circulation daily that circulates in western Stark county. The Suburbanite is a 30,000 weekly publication that circulates in the affluent northern Stark county and southern Summit county area. Rounding out The Suburbanite family is the North Canton Suburbanite and Jackson Suburbanite, weeklies with circulation of 18,000 and 12,500 respectively. About Magazine is the flagship of a robust magazine division. The lifestyle magazine reaches 35,000 household monthly. The Ohio facility also provides commercial print services to the New York Times and several regional publications. The Central Ohio cluster has very successful web sites with more than 5.6 million combined monthly page views and more than 930,000 monthly unique visitors. Together the newspapers and web sites dominate their local markets.

Central New York is anchored by the Observer-Dispatch in Utica, New York which has circulation of 21,552 daily and 26,507 Sunday subscribers. The Utica operations include one daily and one weekly newspaper in Hamilton. Utica also has web sites with combined monthly unique visitors of more than 340,000. In addition to the Observer-Dispatch, Times-Telegram, which has a daily circulation of 2,679 covering both the towns of Herkimer and Little Falls, rounds out our coverage in the Mohawk Valley.

Also in New York we operate and own a combination of sixteen publications in Suburban Rochester that span four counties and have a combined circulation of 102,967. This market has a tourism industry and is known for boutique wineries and recreational activities. The flagship of Messenger Post Media is the 7,561 circulation Daily Messenger in Canandaigua.

In southwestern New York, our operations are centered around five publications based in Steuben County. In Corning, The Leader, a 5,099 circulation daily newspaper, dominates the eastern half of the county and shares its hometown namesake with Corning Incorporated. The Evening Tribune in Hornell circulates six days a week throughout the western half of the county. Situated directly between these two dailies in the county seat of Bath is the 11,130 circulation Steuben Courier, a free-distribution weekly. The Pennysaver Plus, a standalone shopper, solidifies this flagship group.

We also have a strong presence in the print advertising markets in three other New York counties that surround Steuben. In Allegany County to the west, the Wellsville Daily Reporter and its shopper, the Pennysaver Plus in Wellsville, cover most households. In Livingston County to the north, the Pennysaver Plus and the Genesee Country Express complement one another with combined circulation of 23,988. In Yates County to the north and east, The Chronicle-Express and Chronicle Ad-Visor shopper distribute weekly to nearly 13,080 households centered around the county seat of Penn Yan.

In nearby Chemung County, the 15,000 circulation Horseheads Shopper anchors our presence in this area. The majority of the southwestern New York cluster parallels Interstate 86 across the central southern tier of New York State, which is benefiting from continued improvement and expansion under an omnibus federal highway appropriations bill. Moreover, the cluster has several colleges and universities nearby, including Cornell University, Ithaca College, Elmira College and Corning Community College.

We have a strong presence in southern Michigan where six of our dailies, Adrian, Monroe, Coldwater, Holland, Hillsdale and Sturgis, along with one weekly and seven shoppers blanket the southern tier of the state and into Indiana. The 15,850 Sunday circulation Holland Sentinel is the flagship publication of the group. This area has several large employers, including Delphi, ConAgra, Tecumseh Products, Kellogg, JCI, Herman Miller, Hayworth, Gentex, Jackson State Prison, and a number of colleges and universities. Monroe News boasts a 37,133 Sunday circulation that includes verified target bonus distribution. Daily, the Monroe News publishes 12,909 copies and is situated on Lake Erie. Monroe is the headquarters for La-Z-Boy and Tenneco Corporation. The Michigan Group also publishes several magazines including Shoreline Magazine with 10,000 circulation, and Monroe Magazine with 9,000 circulation.

Our Pennsylvania/West Virginia cluster includes dailies in Erie and Waynesboro, Pennsylvania, Keyser and Ripley, West Virginia. We also have two weeklies in Ripley and a commercial printing operation in Ravenswood, West Virginia. The Erie Times-News in Erie, Pennsylvania has circulation of 34,301 Daily and 47,446 Sunday. The Erie Times-News operates one daily newspapers covering Erie, Crawford and Warren counties. Erie also operates GoErie.com. This web site has over 563,000 unique visitors a month and over 4.0 million page views.

The communities we serve in Central US Publishing are largely rural but also support educational institutions, government agencies (including prisons and military bases), tourism, veterinary medicine and ethanol and agricultural chemical manufacturing. The area also includes automotive (including recreational vehicles), boat, home construction products and furniture manufacturing businesses.

The following table sets forth information regarding the number of publications and production facilities in Central US Publishing:

	Publications			Production Facilities
State of Operations	Dailies	Weeklies	Shoppers
Illinois	14	21	16	4
Ohio	4	28	2	3
New York	6	16	9	2
Michigan	9	2	11	3
Pennsylvania	2	1	1	2
West Virginia	1	2	2	1
Total	36	70	41	15

Western US Publishing. Western US Publishing operates in the states of Missouri, Arkansas, Texas, California, Kansas, Iowa, Louisiana, Minnesota, Oklahoma, Colorado, Nebraska, Oregon and North Dakota.

The greatest concentration of circulation and market presence in Missouri is in the northern part of the state where we operate six daily newspapers, four weekly newspapers and five shoppers. We serve the 22,000 square mile area from Hannibal, on the state’s eastern border, to the western border and from Columbia in the south to the Iowa border in the north. Local employers include the University of Missouri and other colleges, local and federal governments, State Farm Insurance and 3M.

Operating in the county seat of Boone County, the Columbia Tribune strengthens the market presence in Missouri where we operate a daily newspaper and two shoppers. Columbia, Missouri has an estimated population of 110,108 in 2015 and has three local colleges: University of Missouri, Stephens College and Columbia College.

Our southern Missouri operations are clustered around Lake of the Ozarks. With one of the largest lakes in the state, the area boasts over 70,000 vacation homes and receives over 3,000 boats on the lake during Fourth of July weekend alone. One of the premiere vacation spots, the Lake of the Ozarks has numerous golf courses including the Lodge of Four Seasons, a Championship Robert Trent Jones course, as well as the Osage National Golf Club, with an Arnold Palmer layout. Located midway between Kansas City and St. Louis and approximately 90 miles from Springfield, Missouri, our three daily newspapers, six weekly newspapers and three shoppers that serve the Lake of the Ozarks area reach approximately 165,000 people.

Located in southwest Missouri and southeast Kansas is our Joplin cluster with three daily and seven weekly newspapers and four shoppers, serving a population of approximately 170,000. There are several colleges and universities in the area, a National Guard Fort, several large medical centers and a diverse mix of retail businesses, including the 120-store Northpark Mall.

This group also includes our Kansas City cluster with eight publications (two daily and four weekly newspapers and two shoppers) located in the eastern Kansas city of Leavenworth and in Independence, Missouri. The Leavenworth Times was one of our original daily newspapers and the balance of the cluster was acquired afterward. In addition, we secured the military publication, The Fort Leavenworth Lamp, in Fort Leavenworth. The Kansas City cluster is home to several prominent companies, including Hallmark, H&R Block, Sprint, Cerner, Garmin, and the University of Kansas.

The Wichita cluster consists of two dailies, five weeklies and three shoppers in the towns of El Dorado, Pratt, Wellington, Newton and McPherson near Wichita, Kansas. The clustering of the small dailies in this area allows the group to sell advertising packages providing access to multiple communities. Major aircraft manufacturers Boeing, Bombardier, Cessna and Raytheon have facilities nearby and McConnell Air Force Base is a major component of the local economy.

To further the market presence in the Wichita area, we have acquired the former Harris publications in Kansas. These titles include the Hutchinson News, the Salina Journal, the Garden City Telegram, the Hays Daily News, and the Ottawa Herald, and the Burlington Hawk Eye in Burilington, Iowa. All publish daily except the Ottawa paper, which publishes three days a week. Together, these publications reach over 83,000 people and are home to points of interest such as the Salt Mines and the Kansas Cosmosphere and Space Center which houses the Apollo 13 command module and numerous rockets.

Also located in the southwest is our operation in the state of Texas, with 27 publications (four daily, nine weekly newspapers, and thirteen shoppers). The group based in Texas consists of two distinct operations. The first is a collection of small-market dailies and companion publications in central Texas in the towns of Stephenville, Brownwood and Waxahachie. The second is a well-established shopper group serving the growing cities of the Rio Grande Valley in south Texas. These shoppers serve Brownville, Harlingen, Laredo, McAllen, Alice and Corpus Christi, Texas.

The Herald Democrat principally serves Grayson county, Texas, with the largest metropolitan area served located in Sherman, Texas with a daily circulation of 11,321. This area attracts many outdoor lifestyles as it is home to Lake Texoma and receives over 6 million visitors a year. The Herald Democrat has a growing digital platform with their website heralddemocrat.com and extends the newspapers reach to consumer’s nationwide with monthly page views of over 650,000. The Herald Democrat also publishes three weekly newspapers and four shoppers.

In Louisiana, we have an operating cluster in the southwestern part of the state, located between Lake Charles and Alexandria. This cluster consists of three publications located in the cities of Leesville and DeRidder. Local employers include major manufacturers such as Alcoa, Firestone, International Paper and Proctor & Gamble.

Our Baton Rouge cluster consists of three dailies, four weeklies and three shoppers in the southeastern Louisiana cities of Houma, Thibodaoux, Donaldsonville, Gonzales, and Plaquemine. Numerous petrochemical companies such as BASF, Exxon Mobil and Dow Chemical, plus universities including Louisiana State, support the local economies.

In Fort Smith, Arkansas is the Southwest Times-Record, which has been a primary news source in Northwest Arkansas for over a century with a daily circulation of 21,125. The Southwest Times Record digital platform extends the newspaper’s reach to consumers nationwide through its website swtimes.com with monthly page views of over 917,000. The Southwest Times Record also publishes six weekly newspapers and a shopper and principally serves Sebastian and Crawford counties in Arkansas and Le Flore and Sequoyah counties in Oklahoma with the largest metropolitan area served being Fort Smith, Arkansas. In Southeast Arkansas is our award-winning newspaper The Pine Bluff Commercial, which serves as the primary source of news in Central and Southeast Arkansas with daily circulation of 5,940. The Pine Bluff Commercial also reaches its readers through their successful website pbcommercial.com with monthly page views of over 386,000.

To the West in Oklahoma is the Examiner-Enterprise in Bartlesville, which is one of the state’s largest daily newspaper with circulation of 5,493. The Examiner-Enterprise is an award-winning publication with awards including Oklahoma Press Association recognition for website, editorials, photography, and news coverage. The Examiner-Enterprise also publishes one weekly newspaper and one shopper. Having once been home to Phillips Petroleum Company, the town tourism offers a yearly OK Mozart festival featuring classical, jazz, light opera as well as tours of the old Phillips home, including a wildlife preserve.

We are represented in California with publications reaching from Northern California and through the southern desert. In the southern area, we operate in the Victorville, Barstow, Ridgecrest and Taft areas with three dailies, two shoppers and two weeklies. Serving areas such as the China Lake naval base in Ridgecrest, Taft’s oil industry location near Bakersfield, and the Apple Valley area of Victorville and Barstow, numerous employers are located in these areas in the categories of technology, medical, education and military. In the Northern area, we operate one daily newspaper in Yreka, four paid weekly papers in Dunsmuir, Mt. Shasta, Weed, and Gridley, and two shoppers in Gridley and Mt. Shasta. In the Stockton, California area, we publish one paid daily, one free weekly paper, and two shoppers. The flagship publication of the area is The Record. The Record, with a daily circulation of 21,853, is the premier daily and Sunday local paper in the Stockton, California area.

In Oregon we publish two paid daily papers and one shopper with the flagship publication being the Medford Mail Tribune. The Medford Mail Tribune, with a daily circulation of 17,539, is the premier daily and Sunday local paper in southern Oregon. The other paid daily paper, the Ashland Daily Tidings, has a daily circulation of 1,302. While the primary driver of the economy is healthcare, the Medford area is also home to the largest direct marketer of fruits and largest employer in Southern Oregon, Harry and David.

La Junta, in the southeastern part of the state, represents the Colorado properties. Along with La Junta we also serve Bent county and Fowler and produce the weekly agricultural newspaper, The Ag Journal.

We also have clusters in and around Grand Forks, North Dakota (home to the Grand Forks Air Force Base and the University of North Dakota), and Iowa, where Cargill, ConAgra, Kraft, Winnebago and Fort Dodge Animal Health, a division of Wyeth, each maintain significant operations.

We are represented in southwestern Minnesota through seven paid weekly newspapers and three shoppers. St. James, Redwood Falls, Sleepy Eye, Granite Falls, Cottonwood, Wabasso, and Montevideo are all communities with populations of 10,000 and under. These papers represent the primary local news and information source for these communities.

The Ames Tribune is Central Iowa’s Pulitzer Prize-winning newspaper, with a daily circulation of 7,011. The Ames Tribune’s digital platform allows customers, both local and nationwide, to access content through its market-leading website, amestrib.com with over 600,000 monthly page views. Ames Tribune also publishes five weekly newspapers and four shoppers. With a 2010 designation of Top 10 Best Places to Live (CNN MONEY), the area’s top employer is the Iowa State University, with leading agriculture, design, engineering and veterinary colleges.

The following table sets forth information regarding the number of publications and production facilities in the Western Publishing Group:

	Publications			Production Facilities
State of Operations	Dailies	Weeklies	Shoppers
Missouri	11	14	12	5
Arkansas	3	28	1	2
Texas	4	9	14	3
California	5	9	8	2
Kansas	9	10	11	3
Iowa	3	6	5	1
Louisiana	3	6	3	2
Minnesota	1	7	4	—
Oklahoma	4	3	3	3
Colorado	1	3	—	1
Nebraska	—	2	1	—
Oregon	2	—	1	1
North Dakota	1	—	1	1
Total	47	97	64	24

BridgeTower. BridgeTower is comprised largely of local and regional business-oriented publications, web sites, databases, live events, virtual events, thought leadership programs and research, operating in three main clusters: the (1) Business Group, (2) Legal Group and (3) Best Companies Group. BridgeTower serves over 60,000 paid, highly engaged subscribers and reaches more than 250,000 readers across its publications and e-newsletters.

Business Group. We are one of the leading owners of business journals in the U.S., producing several daily, weekly, biweekly and monthly publications, as well as data products, webinars and live events. Anchored by an experienced team of award-winning journalists, the business brands provide relevant, actionable news and analysis for the business, construction, retail and real estate communities in more than 10 markets across the nation. In addition to digital and print advertising, the Business Group earns a sizable portion of revenue from paid subscription products, live events and thought leadership programs.

Regionally, the Business Group spans the entire country, reaching as far west as Portland, OR; New Orleans, La., in the South; and Long Island, NY, in the Northeast. Specifically, this group includes the following publications: The Journal Record (Oklahoma City, OK); City Business (New Orleans, LA); Daily Journal of Commerce (New Orleans, LA); Idaho Business Review (Boise, ID); Long Island Business News (Ronkonkoma, NY); The Daily Reporter (Milwaukee, WI); NJBiz (Somerset, NJ); Pet Age (Somerset, NJ); Finance & Commerce (Minneapolis, MN); Lehigh Valley Business (Allentown, PA); Central Penn Business Journal (Harrisburg, PA); Central Penn Parent (Harrisburg, PA), Rochester Business Journal (Rochester, NY); and Daily Journal of Commerce (Portland, OR).

Legal Group. We are one of the leading operators of regionally-focused legal publications in the U.S., producing several daily, weekly and monthly publications, as well as data products, webinars and live events. Guided by a veteran team of award-winning journalists and attorneys, the Legal Group provides relevant, actionable news, analysis and legal opinions for lawyers, judges and legislators. In addition to paid subscriptions, digital and print advertising, the Legal Group earns a sizable portion of revenue from events, webinars and legislative alert services.

Regionally, the Legal Group stretches across the U.S. Specifically, this group includes the following publications: Massachusetts Lawyers Weekly (Boston, MA); Rhode Island Lawyers Weekly; Wisconsin Law Journal (Milwaukee, WI); Missouri Lawyers Weekly (St. Louis, MO); North Carolina Lawyers Weekly (Charlotte, NC): South Carolina Lawyers Weekly; Minnesota Lawyer (Minneapolis, MN); Michigan Lawyers Weekly (Detroit, MI); Virginia Lawyers Weekly (Richmond, VA); Arizona Capitol Times (Phoenix, AZ) and The Daily Record (Baltimore, MD).

Best Companies Group. BCG is BridgeTower’s research unit and is best known for producing ‘Best Places to Work’ data in more than 40 markets and industry categories across the globe, with programs in the U.S., U.K., Canada and North Africa. Leveraging its proprietary surveys, BCG collects data from employers and employees of its client companies and then analyzes that information to assess employee engagement. Based in Harrisburg, PA, Best Companies also conducts custom research projects within industries such as automotive, banking and healthcare.

Directories

The core of our directory portfolio is Surewest Directories located in and around the Sacramento, California area, primarily in Roseville, California. The directory has a circulation of approximately 210,000 and services areas of Placer and Sacramento counties. The Roseville directory has served the local Roseville community for over 100 years and has achieved more than 50% market share.

We also own one additional directory based in Mt. Shasta, California.

Propel Business Services

Propel is our business services product line with digital products designed for SMBs. We believe the digital services industry represents a large and expanding opportunity. Propel is a product offering we created to attack that opportunity.

There are approximately 27.9 million SMBs in the United States today and about 26.7 million have less than 20 employees according to the 2011 U.S. Census data. Although these businesses are increasingly beginning to recognize the need to establish and maintain a strategy for the digital space, most do not have the time, expertise or resources to handle this themselves.

Propel is a product line that can become the outsourced digital marketing services department for those SMBs. Propel’s products help an SMB build a presence across digital platforms, help them get found by consumers, help them engage with and grow their customer base. We pull these products together for the SMB with a proprietary customer dashboard which integrates activity and results for all Propel products.

We also believe Propel gives us an opportunity to expand beyond our current geographic boundaries, as its product set is of value to SMBs around the country.

Revenue

Our operations generate three primary types of revenue: (i) advertising, (ii) circulation (including home delivery subscriptions, single copy sales and digital subscriptions) and (iii) other (primarily commercial printing, alternate delivery and digital marketing and business services). In 2016, these revenue streams accounted for approximately 55%, 33% and 12%, respectively, of our total revenue. The contribution of advertising, circulation and other revenue to our total revenue for New Media for the years ended December 25, 2016, December 27, 2015 and December 28, 2014 was as follows:

	Year Ended December 25, 2016	Year Ended December 27, 2015	Year Ended December 28, 2014
(in thousands)
Revenue:
Advertising	$684,900	$696,696	$385,399
Circulation	421,497	378,263	195,661
Commercial printing and other	148,959	120,856	71,263
Total revenue	$1,255,356	$1,195,815	$652,323

Advertising

Advertising revenue, which includes revenue generated from online and mobile products, is the largest component of our revenue, accounting for approximately 55%, 58% and 59% of our total revenue in 2016, 2015 and 2014, respectively. We categorize advertising as follows:

●	Local Retail—local retailers, local stores for national retailers, grocers, drug stores, department and furniture stores, local financial institutions, niche shops, restaurants and other consumer related businesses.

●	Local Classified—local legal, obituaries, employment, automotive, real estate and other advertising.

●	Online—banner, display, classified, behavioral targeting, audience extension, search and other advertising on websites or mobile devices.

●	National—national and major accounts such as wireless communications companies, airlines and hotels, generally placed with us through agencies.

We believe that our advertising revenue tends to be less volatile than the advertising revenue of large metropolitan and national print media because we rely primarily on local, rather than national advertising and our classified revenue, tends to be more local market oriented (job listing for example). We generally derive 95% or more of our advertising revenue from local advertising (local retail, local classified and online) and less than 5% from national advertising. We believe that local advertising tends to be less sensitive to economic cycles than national advertising because local businesses generally have fewer effective advertising channels through which they may reach their customers.

Our advertising rate structures vary among our publications and are a function of various factors, including local market conditions, competition, circulation, readership and demographics. Management works with local newspaper management to set advertising rates and a portion of our publishers’ incentive compensation is based upon growing advertising revenue. Our sales compensation program emphasizes digital and new business growth. We share advertising concepts throughout our network of publishers and advertising directors including periodic special section programs, enabling them to utilize advertising products and sales strategies that are successful in other markets we serve.

Substantially all of our advertising revenue is derived from a diverse group of local retailers and local classified advertisers, resulting in very limited customer concentration. No single advertiser accounted for more than 1% of our total revenue in 2016, 2015 or 2014 and our 20 largest advertisers account for less than 10% of total revenue.

Our advertising revenue tends to follow a seasonal pattern, with higher advertising revenue in months containing significant events or holidays. Accordingly, our first quarter, followed by our third quarter, historically are our weakest quarters of the year in terms of revenue. Correspondingly, our second and fourth fiscal quarters, historically are our strongest quarters. We expect that this seasonality will continue to affect our advertising revenue in future periods.

We have experienced declines in advertising revenue over the past few years, due primarily to the secular pressures on the business as consumers and advertisers shift time and spend from traditional media to the internet. We continue to search for organic growth opportunities, specifically with digital advertising and ways to stabilize print revenue declines through strengthening local news product, value based pricing and training of sales staff.

Circulation

Our circulation revenue is derived from home delivery sales to subscribers, single copy sales at retail stores and vending racks and boxes, and digital subscriptions. We own 125 paid daily publications that range in circulation from approximately 300 to 116,000 and 213 paid weekly publications that range in circulation from approximately 100 to 12,000. Circulation revenue accounted for approximately 33%, 32% and 30% of our total revenue in 2016, 2015 or 2014, respectively.

Subscriptions are typically sold for three to twelve-month terms and often include promotions to extend the average subscription period or convert someone to become a subscriber. We also provide bundled print and digital subscriptions and employ pay meters for our website content at most of our daily publications. We implement marketing programs to increase readership through subscription and single copy sales, including company-wide and local circulation contests, direct mail programs, door-to-door sales and strategic alliances with local schools in the form of “Newspapers in Education” programs. In addition, since the adoption of the Telemarketing Sales Rule by the Federal Trade Commission in 2003, which created a national “do not call” registry, we have increased our use of “EZ Pay” programs, kiosks, sampling programs, in-paper promotions and online promotions to increase our circulation.

We encourage subscriber use of EZ Pay, a monthly credit card charge or direct bank debit payment program, which has led to higher retention rates for subscribers. We also use an active stop-loss program for all expiring subscribers. Additionally, in order to improve our circulation revenue and circulation trends, we periodically review the need for quality enhancements, such as:

●	Consumer research to better understand local content of interest;

●	Increasing the amount of unique hyper-local content;

●	Increasing the use of color and color photographs;

●	Improving graphic design, including complete redesigns;

●	Developing creative and interactive promotional campaigns;

●	Improving customer service and company-wide customer retention efforts; and

●	Better use of demographic data to specifically target pricing and customer acquisition opportunities.

We believe that our unique and valuable hyper-local content allows us to continue to produce products of great relevance to our local market audiences. This allows us to be able to periodically raise prices, both for home delivery and on a single copy basis, resulting in increased circulation revenues. We also believe this unique hyper-local content will allow us to find ways to grow circulation revenues from our wide array of digital products.

Other

We provide commercial printing services to third parties on a competitive bid basis as a means to generate incremental revenue and utilize excess printing capacity. These customers consist primarily of other publishers that do not have their own printing presses and do not compete with our publications. We also print other commercial materials, including flyers, business cards and invitations. Additionally, this category includes Propel which provides digital marketing and business services for SMBs and GateHouse Live, our events business. Other sources of revenue, including commercial printing and Propel, accounted for approximately 12%, 10% and 11% of our total revenue in 2016, 2015 or 2014, respectively.

Printing and Distribution

We own and operate 59 print facilities. Our print facilities produce eight publications on average and are generally located within 60 miles of the communities served. By clustering our production resources or outsourcing where cost beneficial, we are able to reduce the operating costs of our publications while increasing the quality of our small and midsize market publications that would typically not otherwise have access to high quality production facilities. We also believe that we are able to reduce future capital expenditure needs by having fewer overall pressrooms and buildings. We believe our superior production quality is critical to maintaining and enhancing our position as the leading provider of local news coverage in the markets we serve. As other print media businesses look to reduce costs, we believe we have the opportunity to leverage our unutilized press time to grow our commercial print customer base and revenue.

The distribution of our daily newspapers is typically outsourced to independent, locally based, third-party distributors that also distribute a majority of our weekly newspapers and non-newspaper publications. We continuously evaluate lower cost options for newspaper delivery. In addition, certain of our shopper and weekly publications are delivered via the U.S. Postal Service.

Availability of Raw Materials for Our Business—Newsprint

The basic raw material for our publications is newsprint. We generally maintain only a 45 to 55-day inventory of newsprint.

Historically, the market price of newsprint has been volatile, reaching a high of approximately $823 per metric ton in 2008 and a low of $410 per metric ton in 2002. However, from 2010 to 2016, there was much less volatility in newsprint pricing and we have benefited from negotiating a fixed annual price for a majority of our newsprint. The average market price of newsprint during 2016 was approximately $626 per metric ton.

In 2015, we consumed approximately 119,900 metric tons of newsprint (inclusive of commercial printing), and the cost of our newsprint consumption totaled approximately $66.9 million. In contrast, in 2016, we consumed approximately 109,700 metric tons of newsprint (inclusive of commercial printing), and the cost of our newsprint consumption totaled approximately $62.0 million. Our newsprint expense typically averages less than 10% of total revenue, which we believe generally compares favorably to larger, metropolitan newspapers.

For our 2015 and 2016 purchases of newsprint, we negotiated a fixed price for approximately 93% and 90%, respectively, of our newsprint tons which allowed us to eliminate some of the volatility of the market price. We expect to purchase 90% of our newsprint with a fixed price again in 2017.

Competition

Each of our publications competes for advertising revenue to varying degrees with traditional media outlets such as direct mail, yellow pages, radio, outdoor advertising, broadcast and cable television, magazines, local, regional and national newspapers, shoppers and other print and online media sources, including local blogs. We also increasingly compete with new digital and social media companies for advertising revenue. However, we believe that barriers to entry remain high in many of the markets we serve in terms of being the preeminent source for local news and information therein, because our markets are generally not large enough to support a second newspaper and because our local news gathering infrastructures, sales networks and relationships would be time consuming and costly to replicate. We also have highly-recognized local brand names and long histories in the towns we serve.

We also provide our readers with community-specific content, which is generally not available from other media sources. We believe that our direct and focused coverage of the market and our cost effective advertising rates relative to more broadly circulated metropolitan newspapers allow us to tailor an approach for our advertisers. As a result, our publications generally capture a large share of local advertising in the markets they serve.

The level of competition and the primary competitors we face vary from market to market. Competition tends to be based on market penetration, demographic and quality factors, as opposed to price factors. The competitive environment in each of our operating regions is discussed in greater detail below.

Eastern US Publishing. In Eastern US Publishing, the Boston Globe and boston.com, a metropolitan daily and website, respectively, owned by John Henry, compete with us throughout eastern Massachusetts. In addition, we compete in Massachusetts with companies that publish a combined total of approximately 16 dailies and 50 weeklies, three major radio station operators, five local network television broadcasters, one cable company and numerous niche publications for advertising revenues. We believe that our publications generally deliver the highest household coverage in their respective markets.

Our Cape Cod and New Bedford, Massachusetts newspapers experience competition from weekly newspapers, local radio stations, shopping guides, directories and niche publications.

In Middletown and Pocono, New York, we believe our publications in these markets are generally the leading media and that each has an audience far larger than the competitors. Daily newspapers owned by Gannett Company, Inc. (Poughkeepsie Journal in Poughkeepsie, New York) and 21st Century Media, Inc. (Daily Freeman in Kingston, New York), compete within the New York market. The Mid-Atlantic group competes with 46 weekly, bi-weekly and monthly print products and Spectrum (formerly Time Warner Cable), radio stations and directories. The market is formally known as the Hudson Valley New York region. It is the leading print and digital media company.

Our publication, the Providence Journal, is the leading daily newspaper in the state of Rhode Island. Other daily newspaper operators in the state include the Edward Sherman Company, which owns the Newport Daily News and numerous non-dailies serving the Newport Rhode Island area and Sun Publishing Company, owner of the Westerly Sun and three non-dailies in the state. RISN Operations, Inc. publish four daily papers and five weekly publications serving communities in Providence county and Rhode Island. Three other companies publish more than 16 weeklies in Rhode Island. The Providence market has seven local network television stations and three major radio station operators, one cable company and numerous print and online niche publications, such as Rhode Island Monthly Magazine and the business publication, Providence Business News.

Our publication, The Fayetteville Observer, delivers to nine counties in Southeastern North Carolina. The primary county is Cumberland which is home to the City of Fayetteville. ABC and CBS affiliates are in the area from Raleigh and Wilmington markets. This means no direct broadcast competition which is unusual for a market this size. There are two local radio stations, Foxy 99, urban and WKML 95.7 country owned by Beasley Broadcast Group. MailSouth is the primary direct mail competitor with Larmr and Fairway Outdoor agencies serving the billboard needs of the market. The Fayetteville Observer is by far the leading print and digital publication. There are numerous small weekly, and niche publications such as Up & Coming, Kidsville News and CityView Magazine. Nearly all competitors have a digital strategy. However, they are not significant competitors.

Our publication The Gainesville Sun and Ocala Star Banner are the leading media in their respective markets, primarily Alachua and Marion counties. We compete with four television stations, which is unusual for markets this size. Gainesville has its own DMA and Ocala falls into the Orlando DMA. There are no other dailies in the market other than a slow movement by the Villages Daily Sun into Marion county (Ocala), a concern due to their offering the lowest home delivery and single copy rates of any Florida daily. They operate as part of one of the fastest growing developments in the county, The Villages. We publish a weekly newspaper, Gainesville Guardian, in east Gainesville and also a very successful city magazine, Gainesville Magazine.

In the Daytona Beach market, The Daytona Beach News-Journal is the leading media. Primary print competition for the west side of the coverage area is the Orlando Sentinel, owned by Tribune Publishing. Smaller weekly competitive publications, including The Observer Group and Hometown News are also in the market. Major radio and network television stations are out of the Orlando market.

In the Sarasota market, The Herald-Tribune publications are generally the leading media and have an audience far larger than the competitors for the main areas we serve. Daily newspapers owned by McClatchy (Bradenton Herald) and Sun Coast Media Group (Charlotte Sun) border us on the north and south ends of the market respectively and distribute in some circulation areas on the fringes. The Sarasota market has one local network television station and several local radio station operators and cable companies as well as numerous non-daily print and online niche publications.

Located in central Florida, our publication, The Ledger, in Lakeland is bordered by the Orlando Sentinel to the east and the Tampa Tribune to the west. In addition, competitors include multiple weekly newspapers and two radio stations. The Ledger is the leading media in the central Florida area it serves.

In Tuscaloosa, the digital space is highly competitive with the competing site AL.com, owned by Advance Local.

Central US Publishing. Central US Publishing operates in 115 markets and we believe our publications are the leading print advertising media in the vast majority of these markets. There are radio stations in or within 20 miles of every market in which we operate, but we do not believe that any of these radio station operators pose a significant competitive threat to our publications. Yellow page advertising is prevalent in all of our markets with either a local phone book or a regional phone book. We believe that, in most cases, yellow page advertising is geared more towards the professional services advertisers, such as attorneys and doctors, and not the local retail advertisers, as is the focus with our non-directory publications.

In the Columbus market, the advertising competition in print is minimal with just a weekly business journal and a few small monthly magazines. On the electronic and digital side, the competition is intense comprised of six network TV stations, three cable companies, ten radio stations, and twelve digital agencies, with SMART 1 being the most aligned with our Propel product set.

Lee Enterprises publishes the Southern Illinoisan in Carbondale, which is a regional newspaper that competes with our publication in West Frankfort. We believe our publications are the leading local daily, but do compete on a regional basis with the larger dailies. We also compete with shoppers or weekly newspapers. This competition comes from small independent operators and is not significant. We have very little television competition in this group because of our geographic location in relation to major markets. There are no local television affiliates in our markets.

In the Northeast market of this group we believe our publications are generally the leading media. The competition we face in this region is from major newspaper companies: daily newspapers owned by Gannett Company, Inc. (The Star-Gazette in Elmira, NY and the Chambersburg (PA) Public-Opinion); Times-Shamrock Company’s Scranton (PA) The Times-Tribune and Towanda Daily/Sunday Review; Community Newspaper Holdings, Inc.’s Sunbury Daily Item; and Ogden-Nutting’s Williamsport Sun-Gazette. We believe our publications tend to be the leading local publication in those markets.

In our Great Lakes markets we believe our publications are generally the leading media in those markets. Our only significant competition comes from regional television stations in Adrian, Michigan. We also face competition from dozens of other competitors such as other local daily and weekly papers and niche publications, as well as radio and television stations, directories, direct mail and non-local internet websites, but none of these have proven to be significant.

Western US Publishing. In the southern regions of this group we believe our publications are generally the leading media. Our major competition comes from regional daily newspapers, specifically: The Advocate in Baton Rouge, Louisiana; The American Press in Lake Charles, Louisiana; The Joplin Globe; and the Wichita Eagle. We also face competition from numerous other daily and weekly papers, local radio stations, shopping guides, directories and niche publications. That being said, our community newspapers operate generally in isolated markets where the newspapers are by far the leading sources of local news and print advertising. In the Sherman, Texas market, we believe our publications are generally the leading media in those markets with minor competition with The Dallas Morning News, which has minimal circulation, and it does not focus on coverage of local content. All weeklies in the Sherman, Texas market are controlled by us, though there is some weekly competition in outlying Texas and Oklahoma communities. Our publication, the Herald Democrat also competes with local TV stations and several locally-owned radio stations in the market.

In Arkansas, there is some minor competition from the Northwest Arkansas Democrat-Gazette in northern Crawford county, AR, but they have limited circulation in the Fort Smith market, with some local news coverage. The Northwest Arkansas Democrat-Gazette circulates in the market with our publication The Pine Bluff Commercial, but does not deliver the community coverage that is most relevant to Pine Bluff and the surrounding counties making our publication the most relevant news source in the area. There are several locally-owned radio stations in the market that compete with The Pine Bluff Commercial.

In the northern regions of this group, we control every local weekly and daily paper in Story county, Iowa and have weeklies in other neighboring counties, which is why we believe our publications are the leading news source in the area. The principal print competition is the Des Moines Register, but it does not deliver meaningful local community content. Additionally, on the northern West Coast, there are two main groups as part of Western US Publishing, the Southern Oregon Media Group as well as the San Joaquin Media Group.

The Southern Oregon Media Group, with its flagship The Mail Tribune in Medford, Oregon, maintains a leading market position through quality local content and provides advertising opportunities through a combined print and online audience. However, the competitive landscape proves to be very challenging as Medford is the 205th largest metropolitan statistical area in the country. Due to its size, the area has four local broadcast network affiliates (ABC, NBC, CBS, FOX), Charter cable company, 18 local radio stations operated by three broadcast companies and a strong mix of local print competition, including, two telephone directories, one shopper, two weeklies and three glossy magazines. Most competitors extend their reach with website and digital sales for local/regional/national Internet outlets. The newspaper is shouldered by two dailies in the adjacent counties which limits regional distribution. However, the newspaper and ancillary products provide strong reach within home county and expands across the region with the website and digital offerings.

While the San Joaquin Media Group, with its flagship, The Record, is the leading local news source in Stockton, there is significant competition for print and digital dollars. In the county, competition comes from three community newspapers, each within 10 miles of Stockton, as well as The Sacramento Bee and Modesto Bee with smaller distribution in the county. Additionally, there are two successful glossy monthly magazines, a Business Journal newspaper, Red Plum (Valassis), Lincoln Center Chronicle monthly and billboards everywhere.

For television, Comcast Cable dominates the market with offers for low cost television ad spots. There are three network stations in Sacramento that cover the market for news and viewer attention.

Stockton has a large amount of competition in the digital world as it is part of the Sacramento Metro Area. There are eight local agencies offering design and digital services. Additionally, YP, Yelp, Google, Facebook and others have all been promoting and selling services to our local businesses. The Sacramento Bee, Modesto Bee and Lodi News Sentinel also sell digital marketing services in the primary market area.

While there is tougher competition in larger markets as compared to the smaller markets across the Western US, the strength of each of these groups comes from being local and having built trusted relationships over the last 100 years. None of our competitors have proven to be significant. Our publications and websites have a rich history in our markets which we believe uniquely positions them for unmatched reach and relevancy in their local audiences.

BridgeTower. Across the Business and Legal groups, we believe the majority of BridgeTower titles are the leading information provider within their respective niche, and many of our brands face no direct competition. In Baltimore and Minneapolis, we contend with business journals run by American City Business Journals, part of Advance Publications Inc. In states like Pennsylvania, we straddle counties that are covered by other business media but are the leading business brands in Lehigh Valley and Central PA. Our monthly magazine Pet Age, geared toward pet store owners, competes with Pet Business and Pet Product News.

In the legal space, we coexist and partner with state bar associations but otherwise face limited direct local competition. ALM continues to be the largest media company covering attorneys, but BridgeTower and ALM’s regional brands operate in separate regions. We believe Best Companies Group maintains the highest market share within the employee satisfaction research vertical, which includes Great Place to Work Institute and Workplace Dynamics.

Employees

As of December 25, 2016, we employed 10,092 employees. We employ union personnel at a number of our core publications representing 1,315 employees. As of December 25, 2016, there were 40 collective bargaining agreements covering union personnel. Most of our unionized employees work under collective bargaining agreements that expire in 2017. We believe that relations with our employees are generally good, and we have had no work stoppages at any of our publications.

Environmental Matters

We believe that we are in substantial compliance with all applicable laws and regulations for the protection of the environment and the health and safety of our employees based upon existing facts presently known to us. Compliance with federal, state, and local environmental laws and regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes and other related activities has had, and will continue to have, an impact on our operations, but has been accomplished to date without having a material adverse effect on its operations. While it is difficult to estimate the timing and ultimate costs to be incurred due to uncertainties about the status of laws, regulations and technology, based on information currently known to us and insurance procured with respect to certain environmental matters, we do not expect environmental costs or contingencies to be material or to have a material adverse effect on our financial performance. Our operations involve risks in these areas, however, and we cannot assure you that we will not incur material costs or liabilities in the future which could adversely affect us.

Corporate Governance and Public Information

The address of New Media’s website is http://www.newmediainv.com/. Stockholders can access a wide variety of information on New Media’s website, under the “Investor Relations” tab, including news releases, SEC filings, information New Media is required to post online pursuant to applicable SEC rules, newspaper profiles and online links. New Media makes available via its website all filings it makes under the Securities and Exchange Act of 1934, as amended, including Forms 10-K, 10-Q and 8-K, and related amendments, as soon as reasonably practicable after they are filed with, or furnished to, the SEC. All such filings are available free of charge. Neither the content of New Media’s corporate website nor any other website referred to in this report are incorporated by reference into this report unless expressly noted. The public may read and copy any information New Media files with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website (http://www.sec.gov) where New Media’s filings filed with the SEC are available free of charge.

List of New Media’s Dailies, Weeklies, Shoppers, Websites and Business Publications

As of December 25, 2016, New Media’s dailies, weeklies, shoppers, websites and business publications were as listed below. New Media maintains registered trademarks in many of the masthead names listed below. Maintaining such trademarks allows us to exclusively use the masthead name to the exclusion of third parties.

Eastern US Publishing

State	City	Masthead	Circulation Type
Massachusetts	Brockton	The Enterprise	Daily
www.enterprisenews.com
	Fall River	The Herald News	Daily
www.heraldnews.com
	Framingham	The Metrowest Daily News	Daily
www.metrowestdailynews.com
	Hyannis	Cape Cod Times	Daily
www.capecodtimes.com
	Milford	The Milford Daily News	Daily
www.milforddailynews.com
	New Bedford	The Standard-Times	Daily
www.southcoasttoday.com
	Quincy	Patriot Ledger	Daily
www.patriotledger.com
	Taunton	Taunton Daily Gazette	Daily
www.tauntongazette.com
	Worcester	Telegram & Gazette	Daily
www.telegram.com
	Abington	Abington Mariner	Paid Weekly
www.wickedlocal.com/abington
	Acton/Roxborough	The Beacon	Paid Weekly
www.wickedlocal.com/acton
	Allston	Allston/Brighton Tab	Paid Weekly
www.wickedlocal.com/allston
	Arlington	The Arlington Advocate	Paid Weekly
www.wickedlocal.com/arlington
	Bedford	Bedford Minuteman	Paid Weekly
www.wickedlocal.com/bedford
	Belmont	Belmont Citizen-Herald	Paid Weekly
www.wickedlocal.com/belmont
	Beverly	Beverly Citizen	Paid Weekly
www.wickedlocal.com/beverly
	Billerica	Billerica Minuteman	Paid Weekly
www.wickedlocal.com/billerica
	Boxford	Tri-Town Transcript	Paid Weekly
www.wickedlocal.com/boxford
	Braintree	Braintree Forum	Paid Weekly
www.wickedlocal.com/braintree
	Brewster	The Cape Codder	Paid Weekly
www.wickedlocal.com/capecod
	Burlington	Burlington Union	Paid Weekly
www.wickedlocal.com/burlington
	Cambridge	Cambridge Chronicle & Tab	Paid Weekly
www.wickedlocal.com/cambridge
	Carver	Carver Reporter	Paid Weekly
www.wickedlocal.com/carver
	Chelmsford	Chelmsford Independent	Paid Weekly
www.wickedlocal.com/chelmsford

State	City	Masthead	Circulation Type
	Clinton	The Item	Paid Weekly
	Clinton	The Banner	Paid Weekly
	Cohasset	Cohasset Mariner	Paid Weekly
www.wickedlocal.com/cohasset
	Concord	The Concord Journal	Paid Weekly
www.wickedlocal.com/concord
	Danvers	Danvers Herald	Paid Weekly
www.wickedlocal.com/danvers
	Dedham	Dedham Transcript	Paid Weekly
www.wickedlocal.com/dedham
	Dover	Dover/Sherborn Press	Paid Weekly
www.wickedlocal.com/dover
	Easton	Easton Journal	Paid Weekly
www.wickedlocal.com/easton
	Framingham	Westwood Press	Paid Weekly
www.wickedlocal.com/westwood
	Georgetown	Georgetown Record	Paid Weekly
www.wickedlocal.com/georgetown
	Hamilton	Hamilton-Wenham Chronicle	Paid Weekly
www.wickedlocal.com/hamilton
	Hanover	Hanover Mariner	Paid Weekly
www.wickedlocal.com/hanover
	Hingham	The Hingham Journal	Paid Weekly
www.wickedlocal.com/hingham
	Holbrook	Holbrook Sun	Paid Weekly
www.wickedlocal.com/holbrook
	Hopkinton	Hopkinton Crier	Paid Weekly
www.wickedlocal.com/hopkinton
	Hudson	Hudson Sun	Paid Weekly
www.wickedlocal.com/hudson
	Hyannis	The Register	Paid Weekly
www.wickedlocal.com/barnstable
	Hyannis	Barnstable Patriot	Paid Weekly
www.barnstablepatriot.com
	Ipswich	Ipswich Chronicle	Paid Weekly
www.wickedlocal.com/ipswich
	Kingston	Kingston Reporter	Paid Weekly
www.wickedlocal.com/kingston
	Lexington	Lexington Minuteman	Paid Weekly
www.wickedlocal.com/lexington
	Lincoln	Lincoln Journal	Paid Weekly
www.wickedlocal.com/lincoln
	Littleton	Littleton Independent	Paid Weekly
www.wickedlocal.com/littleton
	Malden	Malden Observer	Paid Weekly
www.wickedlocal.com/malden
	Mansfield	Mansfield News	Paid Weekly
www.wickedlocal.com/mansfield
	Marblehead	Marblehead Reporter	Paid Weekly
www.wickedlocal.com/marblehead
	Marion	The Sentinel	Paid Weekly
www.wickedlocal.com/marion
	Marlborough	Marlborough Enterprise	Paid Weekly
www.wickedlocal.com/marlborough

State	City	Masthead	Circulation Type
	Marshfield	Marshfield Mariner	Paid Weekly
www.wickedlocal.com/marshfield
	Maynard/Stow	The Beacon-Villager	Paid Weekly
www.wickedlocal.com/maynard
	Medfield	Medfield Press	Paid Weekly
www.wickedlocal.com/medfield
	Medford	Medford Transcript	Paid Weekly
www.wickedlocal.com/medford
	Melrose	Melrose Free Press	Paid Weekly
www.wickedlocal.com/melrose
	Middleboro	Middleboro Gazette	Paid Weekly
www.southcoasttoday.com
	Nantucket	Nantucket Inquirer & Mirror	Paid Weekly
www.ack.net
www.discovernantucket.com
	Natick	Natick Bulletin & Tab	Paid Weekly
www.wickedlocal.com/natick
	New Bedford	Advocate	Paid Weekly
	New Bedford	Chronicle	Paid Weekly
	New Bedford	Spectator	Paid Weekly
	North Andover	North Andover Citizen	Paid Weekly
www.wickedlocal.com/northandover
	Northborough/Southborough	The Northborough/Southborough Villager	Paid Weekly
www.wickedlocal.com/northborough
	Norwell	Norwell Mariner	Paid Weekly
www.wickedlocal.com/norwell
	Norwood	Norwood Transcript & Bulletin	Paid Weekly
www.wickedlocal.com/norwood
	Pembroke	Pembroke Mariner & Express	Paid Weekly
www.wickedlocal.com/pembroke
	Plymouth	Old Colony Memorial	Paid Weekly
www.wickedlocal.com/plymouth
	Provincetown	The Provincetown Banner	Paid Weekly
www.wikedlocal.com/provincetown
	Reading	The Reading Advocate	Paid Weekly
www.wickedlocal.com/reading
	Rockland	Rockland Standard	Paid Weekly
www.wickedlocal.com/rockland
	Roslindale	Roslindale Transcript	Paid Weekly
www.wickedlocal.com/roslindale
	Saugus	Saugus Advertiser	Paid Weekly
www.wickedlocal.com/saugus
	Scituate	Scituate Mariner	Paid Weekly
www.wickedlocal.com/scituate
	Sharon	Sharon Advocate	Paid Weekly
www.wickedlocal.com/sharon
	Shrewsbury	Shrewsbury Chronicle	Paid Weekly
www.wickedlocal.com/shrewsbury
	Somerville	Somerville Journal	Paid Weekly
www.wickedlocal.com/somerville
	Stoughton	Stoughton Journal	Paid Weekly
www.wickedlocal.com/stoughton
	Sudbury	The Sudbury Town Crier	Paid Weekly
www.wickedlocal.com/sudbury

State	City	Masthead	Circulation Type
	Swampscott	Swampscott Reporter	Paid Weekly
www.wickedlocal.com/swampscott
	Tewksbury	Tewksbury Reporter	Paid Weekly
www.wickedlocal.com/tewksbury
	Wakefield	Wakefield Observer	Paid Weekly
www.wickedlocal.com/wakefield
	Walpole	The Walpole Times	Paid Weekly
www.wickedlocal.com/walpole
	Waltham	Waltham News Tribune	Paid Weekly
www.wickedlocal.com/waltham
	Wareham	Wareham Courier	Paid Weekly
www.wickedlocal.com/wareham
	Watertown	Watertown Tab & Press	Paid Weekly
www.wickedlocal.com/watertown
	Wayland	The Wayland Town Crier	Paid Weekly
www.wickedlocal.com/wayland
	Wellesley	The Wellesley Townsman	Paid Weekly
www.wickedlocal.com/wellesley
	West Roxbury	West Roxbury Transcript	Paid Weekly
www.wickedlocal.com/west-roxbury
	Westborough	Westborough News	Paid Weekly
www.wickedlocal.com/westborough
	Westford	Westford Eagle	Paid Weekly
www.wickedlocal.com/westford
	Weston	The Weston Town Crier	Paid Weekly
www.wickedlocal.com/weston
	Weymouth	Weymouth News	Paid Weekly
www.wickedlocal.com/weymouth
	Winchester	The Winchester Star	Paid Weekly
www.wickedlocal.com/winchester
	Bellingham	County Gazette	Free Weekly
www.wickedlocal.com/franklin
	Boston	Boston Homes	Free Weekly
www.linkbostonhomes.com
	Bourne	Bourne Courier	Free Weekly
www.wickedlocal.com/bourne
	Bridgewater	Bridgewater Independent	Free Weekly
www.wickedlocal.com/bridgewater
	Brookline	Brookline Tab	Free Weekly
www.wickedlocal.com/brookline
	Canton	Canton Journal	Free Weekly
www.wickedlocal.com/canton
	Danvers	North Shore Sunday	Free Weekly
	Fall River	OJornal	Free Weekly
www.ojournal.com
	Falmouth	The Bulletin	Free Weekly
www.wickedlocal.com/falmouth
	Framingham	Framingham Tab	Free Weekly
www.wickedlocal.com/framingham
	Gloucester	Cape Ann Beacon	Free Weekly
	Needham	Needham Times	Free Weekly
www.wickedlocal.com/needham
	Newburyport	The Newburyport Current	Free Weekly
www.wickedlocal.com/newburyport

State	City	Masthead	Circulation Type
	Newton	Newton Tab	Free Weekly
www.wickedlocal.com/newton
	North Attleborough	The North Attleborough Free Press	Free Weekly
www.wickedlocal.com/northattleborough
	Randolph	Randolph Herald	Free Weekly
www.wickedlocal.com/randolph
	Raynham	Raynham Call	Free Weekly
www.wickedlocal.com/raynham
	Salem	Salem Gazette	Free Weekly
www.wickedlocal.com/salem
	Sandwich	Sandwich Broadsider	Free Weekly
	Stoneham	Stoneham Sun	Free Weekly
www.wickedlocal.com/stoneham
	Wilmington	Wilmington Advocate	Free Weekly
www.wickedlocal.com/wilmington
	Woburn	Woburn Advocate	Free Weekly
www.wickedlocal.com/woburn
	Fall River	South Coast Life	Shopper
	Hyannis	DollarSaver/TMC	Shopper
	Middleboro	Middleboro Gazette Extra/TMC	Shopper
www.southcoasttoday.com
	New Bedford	SouthCoast MarketPlace/TMC	Shopper
	Taunton	Yellow Jacket	Shopper
	Amesbury	www.wickedlocal.com/amesbury	On-line Only
	Ashland	www.wickedlocal.com/ashland	On-line Only
	Avon	www.wickedlocal.com/avon	On-line Only
	Bellingham	www.wickedlocal.com/bellingham	On-line Only
	Berkley	www.wickedlocal.com/berkley	On-line Only
	Bolton	www.wickedlocal.com/bolton	On-line Only
	Boston	www.wickedlocal.com/goodlife	On-line Only
	Boxborough	www.wickedlocal.com/boxborough	On-line Only
	Brewster	www.wickedlocal.com/brewster	On-line Only
	Brockton	www.wickedlocal.com/brockton	On-line Only
	Chatham	www.wickedlocal.com/chatham	On-line Only
	Clinton	www.wickedlocal.com/clinton	On-line Only
	Dennis	www.wickedlocal.com/dennis	On-line Only
	Dighton	www.wickedlocal.com/dighton	On-line Only
	Duxbury	www.wickedlocal.com/duxbury	On-line Only
	East Bridgewater	www.wickedlocal.com/bridgewatereast	On-line Only
	Eastham	www.wickedlocal.com/eastham	On-line Only
	Essex	www.wickedlocal.com/essex	On-line Only
	Fall River	www.wickedlocal.com/fall-river	On-line Only
	Foxborough	www.wickedlocal.com/foxborough	On-line Only
	Gloucester	www.wickedlocal.com/gloucester	On-line Only
	Halifax	www.wickedlocal.com/halifax	On-line Only
	Hanson	www.wickedlocal.com/hanson	On-line Only
	Harvard	www.wickedlocal.com/harvard	On-line Only
	Harwich	www.wickedlocal.com/harwich	On-line Only
	Holliston	www.wickedlocal.com/holliston	On-line Only

State	City	Masthead	Circulation Type
	Hopedale	www.wickedlocal.com/hopedale	On-line Only
	Hull	www.wickedlocal.com/hull	On-line Only
	Lakeville	www.wickedlocal.com/lakeville	On-line Only
	Lancaster	www.wickedlocal.com/lancaster	On-line Only
	Manchester	www.wickedlocal.com/manchester	On-line Only
	Mashpee	www.wickedlocal.com/mashpee	On-line Only
	Mattapoisett	www.wickedlocal.com/mattapoisett	On-line Only
	Medway	www.wickedlocal.com/medway	On-line Only
	Mendon	www.wickedlocal.com/mendon	On-line Only
	Middleborough	www.wickedlocal.com/middleborough	On-line Only
	Middleton	www.wickedlocal.com/middleton	On-line Only
	Milford	www.wickedlocal.com/milford	On-line Only
	Millis	www.wickedlocal.com/millis	On-line Only
	Milton	www.wickedlocal.com/milton	On-line Only
	Nantucket	www.wickedlocal.com/nantucket	On-line Only
	Norfolk	www.wickedlocal.com/norfolk	On-line Only
	North Boston	www.wickedlocal.com/northofboston	On-line Only
	Norton	www.wickedlocal.com/norton	On-line Only
	Orleans	www.wickedlocal.com/orleans	On-line Only
	Plainville	www.wickedlocal.com/plainville	On-line Only
	Plymouth	www.plymouthguide.com	On-line Only
	Plympton	www.wickedlocal.com/plympton	On-line Only
	Quincy	www.wickedlocal.com/quincy	On-line Only
	Rehoboth	www.wickedlocal.com/rehoboth	On-line Only
	Rochester	www.wickedlocal.com/rochester	On-line Only
	Rockport	www.wickedlocal.com/rockport	On-line Only
	Sandwich	www.wickedlocal.com/sandwich	On-line Only
	Sherborn	www.wickedlocal.com/sherborn	On-line Only
	Somerset	www.wickedlocal.com/somerset	On-line Only
	Southborough	www.wickedlocal.com/southborough	On-line Only
	Stow	www.wickedlocal.com/stow	On-line Only
	Swansea	www.wickedlocal.com/swansea	On-line Only
	Taunton	www.wickedlocal.com/taunton	On-line Only
	Topsfield	www.wickedlocal.com/topsfield	On-line Only
	Truro	www.wickedlocal.com/truro	On-line Only
	Upton	www.wickedlocal.com/upton	On-line Only
	Wellfleet	www.wickedlocal.com/wellfleet	On-line Only
	Wenham	www.wickedlocal.com/wenham	On-line Only
	West Bridgewater	www.wickedlocal.com/bridgewaterwest	On-line Only
	West Port	www.wickedlocal.com/westport	On-line Only
	Whitman	www.wickedlocal.com/whitman	On-line Only
	Wrentham	www.wickedlocal.com/wrentham	On-line Only
	Yarmouth	www.wickedlocal.com/yarmouth	On-line Only
Florida	Daytona Beach	Daytona Beach News-Journal	Daily
www.news-journalonline.com

State	City	Masthead	Circulation Type
	Fort Walton Beach	Northwest Florida Daily News	Daily
www.nwfdailynes.com
www.destin.com
www.emeraldcoast.com
www.nwfvarsity.com
	Gainesville	The Gainesville Sun	Daily
www.gainesville.com
www.gatorsports.com
	Lakeland	The Ledger	Daily
www.theledger.com
	Leesburg	Daily Commercial	Daily
www.dailycommercial.com
	Ocala	Ocala Star Banner	Daily
www.ocala.com
	Panama City	Panama City News Herald	Daily
www.newsherald.com
www.panamacity.com
www.panhandlevarsity.com
	Sarasota	Herald-Tribune	Daily
www.heraldtribune.com
	Winter Haven	News Chief	Daily
www.newschief.com
	Apalachicola	The Times	Paid Weekly
www.apalachitimes.com
	Bonifay	Holmes County Times Advertiser	Paid Weekly
	Chipley	Washington County News	Paid Weekly
www.chipleypaper.com
	Crestview	Crestview News Bulletin	Paid Weekly
www.crestviewbulletin.com
	Destin	The Destin Log	Paid Weekly
www.thedestinlog.com
	Milton	Santa Rosa Press Gazette	Paid Weekly
www.srpressgazette.com
	Port St. Joe	The Star	Paid Weekly
www.starfl.com
	Clermont	South Lake Press	Free Weekly
www.southlakepress.com
	Gainesville	Gainesville Sun	Free Weekly
	Santa Rosa Beach	The Walton Sun	Free Weekly
www.waltonsun.com
	Daytona Beach	Daytona Pennysaver	Shopper
	Daytona Beach	Flagler Pennysaver	Shopper
	Daytona Beach	New Smyrna Pennysaver	Shopper
	Daytona Beach	West Voluisa Pennysaver	Shopper
North Carolina	Asheboro	The Courier-Tribune	Daily
www.courier-tribune.com
	Burlington	Times-News	Daily
www.thetimesnews.com
	Fayetteville	The Fayetteville Observer	Daily
www.fayobserver.com
	Gastonia	The Gaston Gazette	Daily
www.gastongazette.com
	Hendersonville	Times-News	Daily
www.blueridgenow.com

State	City	Masthead	Circulation Type
	Jacksonville	The Daily News	Daily
www.jdnews.com
	Kinston	The Free Press	Daily
www.kinston.com
	Lexington	The Dispatch	Daily
www.the-dispatch.com
	New Bern	Sun Journal	Daily
www.newbernsj.com
	Shelby	The Star	Daily
www.shelbystar.com
	Wilmington	Star News	Daily
www.starnewsonline.com
	Asheville	IWANNA Asheville	Paid Weekly
	Greenville	IWANNA Greenville	Paid Weekly
	Havelock	Havelock News	Paid Weekly
www.havenews.com
	Fayetteville	Camp LeJune Globe	Free Weekly
www.camplejuneglobe.com
	Fayetteville	Ft. Bragg Life	Free Weekly
	Fayetteville	Ft. Bragg Paraglide	Free Weekly
www.paraglideonline.net
	Fayetteville	Acento Latino	Free Weekly
	Surf City	Topsail Advertiser	Free Weekly
	Asheboro	CT Marketplace	Shopper
	Fayetteville	Sandspur	Shopper
	Fayetteville	Observer Marketplace	Shopper
New Hampshire	Dover	Foster’s Daily Democrat	Daily
	Portsmouth	Portsmouth Herald	Daily
www.seacoastonline.com
	Exeter	Exeter News-Letter	Paid Weekly
	Hampton	Hampton Union	Paid Weekly
	Portsmouth	Seacoast Sunday	Paid Weekly
	Rochester	Rochester Times	Paid Weekly
	Hampton	Beachcomber	Free Weekly
New York	Middletown	Times Herald-Record	Daily
www.recordonline.com
	Middletown	The Gazette	Free Weekly
www.hudsonvalley.com
	Middletown	Pointer View	Free Weekly
www.pointerview.com
	Middletown	Extra/TMC	Shopper
Pennsylvania	Honesdale	The Wayne Independent	Daily
www.wayneindependent.com
	Stroudsburg	Pocono Record	Daily
www.poconorecord.com
	Carbondale	The Villager	Paid Weekly
www.moscowvillager.com
	Carbondale	Carbondale News	Paid Weekly
www.thecarbondalenews.com
	Hawley	News Eagle	Paid Weekly
www.neagle.com
	Stroudsburg	Pike & Monroe Life	Free Weekly

State	City	Masthead	Circulation Type
	Hawley	The Pike Pennysaver	Shopper
	Honesdale	The Independent Extra	Shopper
	Stroudsburg	Plus/TMC	Shopper
Maine	Kennebunk	York County Coast Star	Paid Weekly
www.seacoastonline.com
	Sanford	Sanford News	Paid Weekly
	York	York Weekly	Paid Weekly
www.seacoastonline.com
Tennessee	Oak Ridge	The Oak Ridger	Daily
www.oakridger.com
	Columbia	Columbia Daily Herald	Daily
www.columbiadailyherald.com
	Columbia	The Advertiser News	Free Weekly
www.advertisernews.biz
www.brentwoodlife.net
www.franklinlife.net
	Columbia	Value Guide	Shopper
Alabama	Gadsden	The Gadsden Times	Daily
www.gadsdentimes.com
	Tuscaloosa	The Tuscaloosa News	Daily
www.tuscaloosanews.com
www.tidesports.com
Connecticut	Norwich	The Bulletin	Daily
www.norwichbulletin.com
	Norwich	Bulletin Deals	Shopper
Rhode Island	Providence	The Providence Journal	Daily
www.providencejournal.com
	Providence	Providence Journal Express	Shopper
South Carolina	Spartanburg	Herald-Journal	Daily
www.goupstate.com
Virginia	Petersburg	The Progress-Index	Daily
www.progress-index.com
Delaware	Dover	Smyrna/Clayton Sun Times	Paid Weekly
www.scsuntimes.com
	Dover	The Middletown Transcript	Paid Weekly
www.middletowntranscript.com
	Dover	Community Publication	Free Weekly
www.communitypub.com
	Dover	Dover Post	Free Weekly
www.doverpost.com
www.delmarvaexpress.com
	Dover	Milford Beacon	Free Weekly
www.milfordbeacon.com
	Dover	The Sussex Countian	Free Weekly
www.sussexcountian.com

Central US Publishing

State	City	Masthead	Circulation Type
Illinois	Canton	Daily Ledger	Daily
www.cantondailyledger.com
	Carmi	The Carmi Times	Daily
www.carmitimes.com
	Freeport	The Journal Standard	Daily
www.journalstandard.com
	Galesburg	The Register-Mail	Daily
www.galesburg.com
	Kewanee	Star-Courier	Daily
www.starcourier.com
	Lincoln	The Courier	Daily
www.lincolncourier.com
	Macomb	McDonough County Voice	Daily
www.mcdonoughvoice.com
	Monmouth	Daily Review Atlas	Daily
www.reviewatlas.com
	Olney	The Olney Daily Mail	Daily
www.olneydailymail.com
	Pekin	Pekin Daily Times	Daily
www.pekintimes.com
	Peoria	Journal Star	Daily
www.pjstar.com
	Pontiac	Daily Leader	Daily
www.pontiacdailyleader.com
	Rockford	Rockford Register Star	Daily
www.rrstar.com
www.rockfordwoman.com
www.rockfordparent.com
	Springfield	The State Journal-Register	Daily
www.sj-r.com
	Abingdon	Abingdon Argus-Sentinel	Paid Weekly
www.eaglepublications.com
	Aledo	The Times Record	Paid Weekly
www.aledotimesrecord.com
	Augusta	Augusta Eagle-Scribe	Paid Weekly
www.eaglepublicatons.com
	Cambridge	Cambridge Chronicle	Paid Weekly
www.cambridgechron.com
	Carmi	The Weekly Times	Paid Weekly
	Fairbury	The Blade	Paid Weekly
	Flora	Advocate Press	Paid Weekly
www.advocatepress.com
	Galva	Galva News	Paid Weekly
www.galvanews.com
	Geneseo	The Geneseo Republic	Paid Weekly
www.geneseorepublic.com
	Newton	Newton Press Mentor	Paid Weekly
www.pressmentor.com
	Oquawka	Oquawka Current	Paid Weekly
	Orion	Orion Gazette	Paid Weekly
www.oriongazette.com

State	City	Masthead	Circulation Type
	Roseville	Roseville Independent	Paid Weekly
www.eaglepublications.com
	Teutopolis	Teutopolis Press	Paid Weekly
www.teutopolispress.com
	West Frankfort	SI Trader	Paid Weekly
www.sitraders.com
	Chillicothe	Chillicothe Times Bulletin	Free Weekly
www.chillicothetimesbulletin.com
	East Peoria	East Peoria Times-Courier	Free Weekly
www.eastpeoriatimescourier.com
	Galesburg	Knox County Neighbors	Free Weekly
www.galesburg.com
	Metamora	Woodford Times	Free Weekly
www.woodfordtimes.com
	Morton	Morton Times News	Free Weekly
www.mortontimesnews.com
	Washington	Washington Times Reporter	Free Weekly
www.washingtontimesreporter.com
	Aledo	Town Crier Advertiser	Shopper
	Canton	Fulton County Shopper	Shopper
	Flora	CCAP Special	Shopper
	Freeport	The Scene	Shopper
	Geneseo	Henry County Advertizer/Shopper	Shopper
	Lincoln	Logan County Shopper	Shopper
	Macomb	McDonough County Choice	Shopper
	Monmouth	Pennysaver	Shopper
	Olney	Richland County Shopper	Shopper
	Olney	Jasper County News Eagle	Shopper
	Peoria	The Marketplace	Shopper
	Peoria	Pekin Extra	Shopper
	Pontiac	Livingston Shopping News	Shopper
	Rockford	The Weekly	Shopper
	Springfield	Springfield Advertiser	Shopper
	Springfield	Springfield Shopper	Shopper
Ohio	Canton	The Repository	Daily
www.cantonrep.com
	Columbus	The Columbus Dispatch	Daily
www.dispatch.com
	Dover/New Philadelphia	The Times-Reporter	Daily
www.timesreporter.com
	Massillon	The Independent	Daily
www.indeonline.com
	Bexley	This Week Bexley	Free Weekly
www.thisweeknews.com/bexley
	Clintonville	This Week Clintonville (Booster)	Free Weekly
www.thisweeknews.com/clintonville
	Columbus	The Bag	Free Weekly
	Columbus	Alive	Free Weekly
	Columbus	This Week Southside Shopper	Free Weekly
	Columbus	This Week Westside	Free Weekly
www.thisweeknews.com/west-side

State	City	Masthead	Circulation Type
	Delaware	This Week Delaware	Free Weekly
www.thisweeknews.com/delaware
	Dublin	This Week Dublin	Free Weekly
www.thisweeknews.com/dublin
	German Village	This Week German Village	Free Weekly
www.thisweeknews.com/german-village
	Grandview	This Week Grandview	Free Weekly
www.thisweeknews.com/grandview
	Green	The Suburbanite	Free Weekly
www.thesuburbanite.com
	Grove City	This Week Grove City	Free Weekly
www.thisweeknews.com/grove-city
	Hilliard	This Week Hilliard	Free Weekly
www.thisweeknews.com/hilliard
	Johnstown	This Week Johnstown	Free Weekly
www.thisweeknews.com/johnstown
	Marysville	This Week Marysville	Free Weekly
www.thisweeknews.com/marysville
	New Albany	This Week New Albany	Free Weekly
www.thisweeknews.com/new-albany
	Northland	This Week Northland	Free Weekly
www.thisweeknews.com/northland
	Northwest	This Week Northwest	Free Weekly
www.thisweeknews.com/northwest
	Olentangy	This Week Olentangy	Free Weekly
www.thisweeknews.com/olentangy
	Pickerington	This Week Pickerington	Free Weekly
www.thisweeknews.com/pickerington
	Reynoldsburg	This Week Reynoldsburg	Free Weekly
www.thisweeknews.com/reynoldsburg
	Rocky Fork	This Week Rocky Fork	Free Weekly
www.thisweeknews.com/gahanna
	Upper Arlington	This Week Upper Arlington	Free Weekly
www.thisweeknews.com/upper-arlington
	West Licking	This Week Licking County	Free Weekly
www.thisweeknews.com/licking-county
	Westerville	This Week Westerville	Free Weekly
www.thisweeknews.com/westerville
	Whitehall	This Week Whitehall	Free Weekly
www.thisweeknews.com/whitehall
	Winchester	This Week Canal Winchester	Free Weekly
www.thisweeknews.com/canal-winchester
	Worthington	This Week Worthington	Free Weekly
www.thisweeknews.com/worthington
	Canton	The Wrap	Shopper
	Dover/New Philadelphia	TMC-ExTra	Shopper
New York	Canandaigua	Daily Messenger	Daily
www.mpnnow.com
www.mpnnow.com/commercialprinting
	Corning	The Leader	Daily
www.the-leader.com
	Herkimer	Times Telegram	Daily
www.timestelegram.com
	Hornell	Evening Tribune	Daily
www.eveningtribune.com

State	City	Masthead	Circulation Type
	Utica	Utica Observer-Dispatch	Daily
www.uticaod.com
	Wellsville	Wellsville Daily Reporter	Daily
www.wellsvilledaily.com
	Dansville	Genesee Country Express	Paid Weekly
www.dansvilleonline.com
	Hamilton	Mid-York Weekly	Paid Weekly
	Newark/Palmyra	Wayne Post	Paid Weekly
www.waynepost.com
	Penn Yan	The Chronicle-Express	Paid Weekly
www.chronicle-express.com
	Bath	Steuben Courier-Advocate	Free Weekly
www.steubencourier.com
	Brighton/Pittsford	Brighton-Pittsford Post	Free Weekly
www.brightonpittsfordpost.com
	Canandaigua	Canandaigua Community Post	Free Weekly
	Fairport	Fairport-ER Post	Free Weekly
www.fairport-erpost.com
	Gates/Chili	Gates-Chili Post	Free Weekly
www.gateschilipost.com
	Greece	Greece Post	Free Weekly
www.greecepost.com
	Henrietta	Henrietta Post	Free Weekly
www.henriettapost.com
	Irondequoit	Irondequoit Post	Free Weekly
www.irondequoitpost.com
	Penfield	Penfield Post	Free Weekly
www.penfieldpost.com
	Utica	The Pennysaver	Free Weekly
	Victor	Victor Post	Free Weekly
www.victorpost.com
	Webster	Webster Post	Free Weekly
www.websterpost.com
	Corning	Corning Pennysaver	Shopper
	Herkimer	Your Valley	Shopper
	Hornell	Pennysaver Plus	Shopper
	Horseheads	The Shopper	Shopper
	Lyons	Lyons Shopping Guide	Shopper
	Newark	Newark Pennysaver	Shopper
	Penn Yan	Chronicle Ad-Visor	Shopper
	Sodus	Sodus Pennysaver	Shopper
	Wayne County	Timesaver	Shopper
Michigan	Adrian	The Daily Telegram	Daily
www.lenconnect.com
	Cheboygan	Cheboygan Daily Tribune	Daily
www.cheboygannews.com
www.mackinacjournal.com
	Coldwater	The Daily Reporter	Daily
www.thedailyreporter.com
	Hillsdale	Hillsdale Daily News	Daily
www.hillsdale.net

State	City	Masthead	Circulation Type
	Holland	The Holland Sentinel	Daily
www.hollandsentinel.com
www.myzeeland.com
	Ionia	Sentinel-Standard	Daily
www.sentinel-standard.com
	Monroe	The Monroe News	Daily
www.monroenews.com
	Sault Ste Marie	The Evening News	Daily
www.sooeveningnews.com
	Sturgis	Sturgis Journal	Daily
www.sturgisjournal.com
	Coldwater	Bronson Journal	Paid Weekly
www.thebronsonjournal.com
	Monroe	Bedford News	Free Weekly
www.bedfordnow.com
	Adrian	Adrian Access Shopper	Shopper
www.accessshoppersguide.com
	Allegan	Flashes Shopping Guide (Allegan/	Shopper
Lakeshore)
www.flashespublishers.com
	Cheboygan	Shopper Fair	Shopper
	Coldwater	The Reporter Extra	Shopper
	Coldwater	Coldwater Shoppers Guide	Shopper
	Hillsdale	Tip Off Shopping Guide	Shopper
www.tipoffonline.com
	Holland	Flashes Shopping Guide (Holland/Zeeland)	Shopper
www.flashespublishers.com
	Ionia	Sentinel-Standard TMC	Shopper
	Monroe	Cover Story	Shopper
	Sault Ste Marie	Tri County Buyers Guide	Shopper
	Sturgis	Sturgis Gateway Shopper	Shopper
Pennsylvania	Erie	Erie Times News	Daily
www.goerie.com
	Waynesboro	The Record Herald	Daily
www.therecordherald.com
	Greencastle	The Echo Pilot	Paid Weekly
www.echo-pilot.com
	Erie	Community Voice	Shopper
West Virginia	Keyser	Mineral Daily News Tribune	Daily
www.newstribune.info
	Ripley	The Jackson Herald	Paid Weekly
www.jacksonnewspapers.com
	Ripley	The Jackson Star News	Paid Weekly
www.jacksonnewspapers.com
	Keyser	Today’s Shopper	Shopper
	Ravenswood	Star Herald Weekender	Shopper
www.jacksonnewspapers.com

Western US Publishing

State	City	Masthead	Circulation Type
Missouri	Camdenton	Lake Sun Leader	Daily
www.lakenewsonline.com
	Chillicothe	Constitution Tribune	Daily
www.chillicothenews.com
	Columbia	Columbia Daily Tribune	Daily
www.columbiatribune.com
www.themovecolumbia.com
	Hannibal	Hannibal Courier Post	Daily
www.hannibal.net
	Independence	The Examiner	Daily
www.examiner.net
	Kirksville	Kirksville Daily Express & News	Daily
www.kirksvilledailyexpress.com
	Mexico	The Mexico Ledger	Daily
www.mexicoledger.com
	Moberly	Moberly Monitor Index	Daily
www.moberlymonitor.com
	Neosho	Neosho Daily News	Daily
www.neoshodailynews.com
	Rolla	Rolla Daily News	Daily
www.therolladailynews.com
	Waynesville	The Daily Guide	Daily
www.waynesvilledailyguide.com
	Aurora	Aurora Advertiser	Paid Weekly
www.auroraadvertiser.net
	Boonville	Boonville Daily News	Paid Weekly
www.boonvilledailynews.com
	Brookfield	The Linn County Leader	Paid Weekly
www.linncountyleader.com
	Carthage	The Carthage Press	Paid Weekly
www.carthagepress.com
	Boonville	Weekly	Free Weekly
	Camdenton	West Side Star	Free Weekly
www.lakenewsonline.com
	Carthage	The Carthage Press Wednesday TMC	Free Weekly
	Hannibal	Salt River Journal	Free Weekly
	Neosho	The Neighborhood Showcase	Free Weekly
	Osage Beach	Lake Area News Focus	Free Weekly
	Osage Beach	Lake of the Ozarks Real Estate	Free Weekly
	Osage Beach	Tube Tab	Free Weekly
	Osage Beach	Vacation News	Free Weekly
	Rolla	Rolla Daily News Extra	Free Weekly
	Aurora	Big AA Shopper	Shopper
	Brookfield	Sho-Me Shopper	Shopper
	Camdenton	Lake Sun Extra	Shopper
	Chillicothe	Chillicothe C-T Shopper	Shopper
	Joplin	Big Nickel	Shopper
	Kirksville	Nemo Trader	Shopper
	Kirksville	Kirksville Crier	Shopper

State	City	Masthead	Circulation Type
	Moberly	The Shopper	Shopper
	Osage Beach	Lake of the Ozarks Boats	Shopper
	Waynesville	Daily Guide Extra	Shopper
Arkansas	Fort Smith	Ft. Smith Southwest Times Record	Daily
www.swtimes.com
	Pine Bluff	Pine Bluff Commercial	Daily
www.pbcommercial.com
	Stuttgart	Stuttgart Daily Leader	Daily
www.stuttgartdailyleader.com
	Arkadelphia	Daily Siftings Herald	Paid Weekly
www.siftingsherald.com
	Booneville	Booneville Democrat	Paid Weekly
www.boonevilledemocrat.com
	Cabot	Cabot Star-Herald	Paid Weekly
www.lonokenews.net/cabot-star-herald
	Carlisle	Carlisle Independent	Paid Weekly
www.lonokenews.net/carlisle-independent
	Charleston	Charleston Express	Paid Weekly
www.charlestonexpress.com
	Clinton	Van Buren County Democrat	Paid Weekly
www.vanburencountydem.com
	Greenwood	Greenwood Democrat	Paid Weekly
www.greenwooddemocrat.com
	Gurdon	Gurdon Times	Paid Weekly
www.thegurdontimes.com
	Heber Springs	The Sun Times	Paid Weekly
www.thesuntimes.com
	Helena	The Daily World	Paid Weekly
www.helena-arkansas.com
	Hope	Hope Star	Paid Weekly
www.hopestar.com
	Hope	Nevada County Picayune	Paid Weekly
www.picayune-times.com
	Hot Springs	Hot Springs Village Voice	Paid Weekly
www.hsvoice.com
	Jacksonville	Jacksonville Patriot	Paid Weekly
www.pulaskinews.net/jacksonville-patriot
	Lonoke	Lonoke Democrat	Paid Weekly
www.lonokenews.net/lonoke-democrat
	Maurnelle	Maurnelle Monitor	Paid Weekly
www.pulaskinews.net/maurnelle-monitor
	Newport	Newport Independent	Paid Weekly
www.newportindependent.com
	North Little Rock	North Little Rock Times	Paid Weekly
www.pulaskinews.net/north-little-rock-times
	Paris	Paris Express	Paid Weekly
www.paris-express.com
	Sherwood	Sherwood Voice	Paid Weekly
www.pulaskinews.net/sherwood-voice
	Van Buren	Press Argus Courier	Paid Weekly
www.pressargus.com
	Van Buren	Alma Journal	Paid Weekly
	White Hall	The White Hall Journal	Paid Weekly
www.whitehalljournal.com

State	City	Masthead	Circulation Type
	Arkadelphia	Arkadelphia Extra	Free Weekly
www.siftingsherald.com
	Helena	Daily World TMC	Free Weekly
www.helena-arkansas.com
	Hope	Star Extra	Free Weekly
www.hopestar.com
	Stuttgart	The Xtra	Free Weekly
www.stuttgartdailyleader.com
	White Hall	The Arsenel Sentinel	Free Weekly
	Fort Smith	River Valley Advertiser	Shopper
Texas	Brownwood	Brownwood Bulletin	Daily
www.brownwoodtx.com
	Sherman	Herald Democrat	Daily
www.heralddemocrat.com
	Stephenville	Stephenville Empire-Tribune	Daily
www.yourstephenvilletx.com
	Waxahachie	Waxahachie Daily Light	Daily
www.waxahachietx.com
	Alice	Alice Echo-News Journal	Paid Weekly
www.alicetx.com
	Ballinger	Ballinger Ledger	Paid Weekly
	Glen Rose	Glen Rose Reporter	Paid Weekly
www.yourglenrosetx.com
	Midlothian	Midlothian Mirror	Paid Weekly
www.midlothianmirror.com
	Robstown	Neuces County Record Star	Paid Weekly
www.recordstar.com
	Van Alstyne	Van Alstyne Leader	Paid Weekly
www.vanalsyneleader.com
	Winters	Winters Enterprise	Paid Weekly
	Anna	Anna-Melissa Tribune	Free Weekly
www.amtrib.com
	Prosper	Prosper Press	Free Weekly
www.prosperpressnews.com
	Alice	Alice Review	Shopper
	Brownsville	Valley Bargain Book-South	Shopper
www.valleybargainbook.com
	Brownwood	Heartland Trading Post	Shopper
	Bryan	Bryan County Shopper	Shopper
	Cooke County	Cooke County Shopper	Shopper
	Corpus Christi	Ad Sack	Shopper
www.adsack.com
	Harlingen	Valley Bargain Book-North	Shopper
www.valleybargainbook.com
	Laredo	Laredo Bargain Book	Shopper
www.laredobargainbook.com
	Marshall/Johnston	Marshall/Johnston County Shopper	Shopper
	McAllen	Valley Town Crier	Shopper
www.yourvalleyvoice.com
	McAllen	Edinburg Review	Shopper
	Sherman	Grayson County Shopper	Shopper
www.heralddemocrat.com/herald-democrat-
shopper

State	City	Masthead	Circulation Type
	Stephenville	Cross Timbers Trading Post	Shopper
	Waxahachie	Ellis County Trading Post	Shopper
California	Barstow	Desert Dispatch	Daily
www.desertdispatch.com
	Ridgecrest	The Daily Independent	Daily
www.ridgecrestca.com
www.rocketeer2.com
	Stockton	The Stockton Record	Daily
www.recordnet.com
	Victorville	Victorville Daily Press	Daily
www.vvdailypress.com
	Yreka	Siskiyou Daily News	Daily
www.siskiyoudaily.com
	Gridley	Gridley Herald	Paid Weekly
www.gridleyherald.com
	Lucerne Valley	Lucerne Valley Leader	Paid Weekly
www.lucernevalleyleader.com
	Mt Shasta	Weed Press	Paid Weekly
www.mtshastanews.com
	Mt Shasta	Dunsmuir News	Paid Weekly
www.mtshastanews.com
	Mt Shasta	Mt Shasta Herald	Paid Weekly
www.mtshastanews.com
	Taft	Midway Driller	Paid Weekly
www.taftmidwaydriller.com
	Hesperia	Hesperia Star	Free Weekly
www.hesperiastar.com
	Stockton	VIDA	Free Weekly
	Victorville	El Mojave	Free Weekly
www.elmojave.com
	Apple Valley	Apple Valley Review	Shopper
www.applevalley-review.com
	Barstow	Barstow Plus	Shopper
	Gridley	Gidley Shopping News	Shopper
www.gridleyherald.com
	Mt Shasta	Super Saver Advertiser	Shopper
	Ridgecrest	Super Tuesday	Shopper
	Stockton	Sunday Select	Shopper
	Stockton	The Valley Marketplace/TMC	Shopper
www.esanjoaquin.com
	Victorville	Review	Shopper
Kansas	Dodge City	Dodge City Daily Globe	Daily
www.dodgeglobe.com
	Garden City	Garden City Telegram	Daily
www.gctelegram.com
	Hays	The Hays Daily News	Daily
www.hdnews.net
	Hutchison	The Hutchison News	Daily
www.hutchnews.com
	Leavenworth	The Leavenworth Times	Daily
www.leavenworthtimes.com
	McPherson	McPherson Sentinel	Daily
www.mcphersonsentinel.com

State	City	Masthead	Circulation Type
	Newton	The Newton Kansan	Daily
www.thekansan.com
	Pittsburg	The Morning Sun	Daily
www.morningsun.net
	Salina	Salina Journal	Daily
www.salina.com
	Baxter Springs	Cherokee County News-Advocate	Paid Weekly
www.sekvoice.com
	El Dorado	The Butler County Times-Gazette	Paid Weekly
www.butlercountytimesgazette.com
	Greensburg	Kiowa County Signal	Paid Weekly
www.kiowacountysignal.com
	Ottawa	Ottawa Herald	Paid Weekly
	Pratt	The Pratt Tribune	Paid Weekly
www.pratttribune.com
	St John	St John News	Paid Weekly
www.sjnewsonline.com
	Wellington	Wellington Daily News	Paid Weekly
www.wellingtondailynews.com
	Dodge City	La Estrella	Free Weekly
	Garden City	La Semana	Free Weekly
	Leavenworth	The Fort Leavenworth Lamp	Free Weekly
www.ftleavenworthlamp.com
	Dodge City	Shoppers Weekly	Shopper
	El Dorado	Shoppers Guide	Shopper
	Garden City	Bargain Plus	Shopper
	Hiawatha	Penny Press 4	Shopper
	Huthchison	The Bee	Shopper
	Leavenworth	Chronicle Shopper	Shopper
	McPherson/Newton	South Central Kansas Shoppers Guide	Shopper
	Ottawa	Ottawa Times-Shopper	Shopper
	Pittsburg	The Sunland Shopper	Shopper
	Pratt	Sunflower Shopper	Shopper
	Salina	Salina Buyers Guide	Shopper
Iowa	Ames	Ames Tribune	Daily
www.amestrib.com
	Boone	Boone News Republican	Daily
www.newsrepublican.com
	Burlington	The Hawk Eye	Daily
www.thehawkeye.com
	Adel	Dallas County News	Paid Weekly
www.adelnews.com
	Hamburg	Hamburg Reporter	Paid Weekly
www.hamburgreporter.com
	Nevada	Nevada Journal	Paid Weekly
	Nevada	Tri-County Times	Paid Weekly
www.tricountytimes.com
	Perry	The Perry Chief	Paid Weekly
www.theperrychief.com
	Story City	Story City Herald	Paid Weekly
www.storycityherald.com
	Adel	Dallas County Today	Shopper

State	City	Masthead	Circulation Type
	Ames	Ames Sun/Story County Advertiser	Shopper
	Boone	Boone Shopping News	Shopper
	Burlington	Live Local	Shopper
	Perry	Chiefland Shopper	Shopper
Louisiana	Bastrop	The Bastrop Daily Enterprise	Daily
www.bastropenterprise.com
	Houma	The Courier	Daily
www.houmatoday.com
	Thibodaux	Daily Comet	Daily
www.dailycomet.com
	DeRidder	Beauregard Daily News	Paid Weekly
www.beauregarddailynews.net
	Donaldsonville	The Donaldsonville Chief	Paid Weekly
www.donaldsonvillechief.com
	Gonzales	Gonzales Weekly Citizen	Paid Weekly
www.weeklycitizen.com
	Leesville	Leesville Daily Leader	Paid Weekly
www.leesvilledailyleader.com
	Plaquemine	Post South	Paid Weekly
www.postsouth.com
	Sterlington	North Quachita Weekly	Free Weekly
	Gonzales	The Marketeer	Shopper
www.weeklycitizen.com
	Gonzales	Nickel Ads	Shopper
www.weeklycitizen.com
	Plaquemine	West Bank Shopper	Shopper
www.postsouth.com
Minnesota	Crookston	Crookston Daily Times	Daily
www.crookstontimes.com
	Cottonwood	Tri-County News	Paid Weekly
	Granite Falls	Granite Falls Advocate-Tribune	Paid Weekly
www.granitefallsnews.com
	Montevideo	Montevideo American News	Paid Weekly
www.montenews.com
	Redwood Falls	Redwood Gazette	Paid Weekly
www.redwoodfallsgazette.com
	Sleepy Eye	Sleepy Eye Herald Dispatch	Paid Weekly
www.sleepyeyenews.com
	St James	St James Plaindealer	Paid Weekly
www.stjamesnews.com
	Wabasso	The Wabasso Standard	Paid Weekly
	Crookston	Crookston Valley Shopper	Shopper
	Montevideo	The Star Advisor	Shopper
www.montenews.com
	Sleepy Eye	Brown County Reminder	Shopper
	St James	Town and Country Shopper	Shopper
Oklahoma	Ardmore	The Daily Ardmoreite	Daily
www.ardmoreite.com
	Bartlesville	Examiner Enterprise	Daily
www.examiner-enterprise.com
	Miami	Miami News-Record	Daily
www.miamiok.com

State	City	Masthead	Circulation Type
	Shawnee	The Shawnee News-Star	Daily
www.news-star.com
	Grove	Grove Sun	Paid Weekly
www.grandlakenews.com
	Jay	Delaware County Journal	Paid Weekly
www.grandlakenews.com
	Pawhuska	Pawhuska Journal-Capital	Paid Weekly
www.pawhuskajournalcapital.com
	Ardmore	Entertainment Spotlight	Shopper
	Bartlesville	Hometown Shopper	Shopper
	Miami	Northeast Oklahoma Trading Post	Shopper
Colorado	LaJunta	LaJunta Tribune Democrat	Daily
www.lajuntatribunedemocrat.com
	LaJunta	Ag Journal	Paid Weekly
www.agjournalonline.com
	LaJunta	Fowler Tribune	Paid Weekly
www.fowlertribune.com
	Las Animas	Bent County Democrat	Paid Weekly
www.bcdemocratonline.com
Nebraska	Nebraska City	Nebraska City News Press	Paid Weekly
www.ncnewspress.com
	Syracuse	Syracuse Journal Democrat	Paid Weekly
www.journaldemocrat.com
	Nebraska City	Penny Press 1	Shopper
Oregon	Medford	Ashland Daily Tidings	Daily
www.dailytidings.com
	Medford	Mail Tribune	Daily
www.mailtribune.com
	Medford	Nickel	Shopper
www.medfordnickel.com
North Dakota	Devils Lake	Devils Lake Daily Journal	Daily
www.devilslakejournal.com
	Devils Lake	The Country Peddler	Shopper
Tennessee	Oak Ridge	The Oak Ridger	Daily
www.oakridger.com

BridgeTower

State	City	Masthead	Circulation Type
Massachusetts	Boston	Massachusetts Lawyers Weekly	Paid Weekly
	Boston	New England In House	Free Quarterly
	Boston	MA Advance Sheets	Paid Monthly
	Boston	MA Rules Service	Paid Weekly
	Boston	Real Estate Bar Association News	Five times per year
	Boston	Massachusetts Association of Trial Attorneys	Three times per year
	Boston	Client Newsletters	Quarterly
	Boston	Rhode Island Lawyers Weekly	Paid Weekly
Missouri	St. Louis	St. Louis Daily Record	Daily
	St. Louis	The St. Louis Countian	Daily
	St. Louis	The Jefferson Countian	Paid Weekly
	St. Louis	The Daily Record Kansas City	Daily
	St. Louis	St. Charles County Business Record	Daily
	St. Louis	Missouri Lawyers Weekly	Paid Weekly
	St. Louis	Missouri Medical Law Report	Quarterly
New York	Rochester	The Daily Record	Daily
	Rochester	Foreclosures at a Glance	Paid Weekly
	Rochester	Court Calendar	Paid Weeky
	Rochester	Rochester Business Journal	Paid Weekly
	Ronkonkoma	Long Island Business News	Paid Weeky
	Ronkonkoma	Who’s Who	Seven times per year
	Ronkonkoma	Nassau Bar	Monthly
Oklahoma	Oklahoma City	The Journal Record	Daily
	Oklahoma City	Journal Record Legislative Report	Paid Online
	Oklahoma City	Alert Paging Service	Paid Online
	Oklahoma City	Tinker Take Off	Free Weekly
	Oklahoma City	Tinker Living	Monthly
	Oklahoma City	Square Feet	Quarterly
	Oklahoma City	Briefcase	Monthly
North Carolina	Charlotte	The Mecklenburg Times	Paid Weekly
	Charlotte	North Carolina Lawyers Weekly	Paid Weekly
	Charlotte	Liberty Mutual Insert	Two times per year
	Charlotte	South Carolina Lawyers Weekly	Paid Weekly
	Charlotte	Carolina Paralegal News	Bi-Monthly
	Charlotte	E-Advantage Foreclosure Database	Daily
Arizona	Phoenix	Arizona Capitol Times	Paid Weekly
	Phoenix	Yellow Sheet Report	Daily
	Phoenix	Legislation On Line Arizona	Paid Online
	Phoenix	Legislative Report	Daily
	Phoenix	Green Book	Annual
	Phoenix	AZ Edge	Five times per year
Minnesota	Minneapolis	Finance & Commerce	Daily

State	City	Masthead	Circulation Type
	Minneapolis	Minnesota Lawyer	Paid Weekly
	Minneapolis	Politics in Minnesota Capitol Report	Paid Weekly
	Minneapolis	Twin City Tenant	Semi-Annual
Wisconsin	Milwaukee	Daily Reporter	Daily
	Milwaukee	Job Trac	Paid Database
	Milwaukee	Sheriff Sales	Paid Weekly
	Milwaukee	Wisconsin Law Journal	Paid Weekly
Louisiana	Metairie	Daily Journal of Commerce	Paid Weeky
	Metairie	New Orleans City Business	Paid Weekly
	Metairie	Path to Excellence	Quarterly
Maryland	Baltimore	The Daily Record	Daily
	Baltimore	Path to Excellence	Eight times per year
	Baltimore	MD Family Law	Monthly
Oregon	Portland	Daily Journal of Commerce	Paid Weekly
	Portland	Project Center	Paid Database
	Portland	NAMC	Quarterly
Pennsylvania	Lehigh Valley	Lehjgh Valley Business	Paid Weekly
	South Central PA	Central Penn Business Journal	Paid Weekly
	South Central PA	Central Penn Parent	Monthly
Idaho	Boise	Idaho Business News	Paid Weekly
	Boise	Square Feet	Quarterly
Virginia	Richmond	Virginia Lawyers Weekly	Paid Weekly
	Richmond	Virginia Med Law Report	Bi-Monthly
Michigan	Detroit	Michigan Lawyers Weekly	Paid Weekly
New Jersey	New Jersey	NJBIZ	Paid Weekly
USA	National	Pet Age	Monthly

Item 1A. Risk Factors

You should carefully consider the following risks and other information in this Annual Report in evaluating us and our common stock. Any of the following risks could materially and adversely affect our results of operations or financial condition. The risk factors generally have been separated into the following groups: Risks Related to Our Business, Risks Related to Our Manager, and Risks Related to Our Common Stock.

Risks Related to Our Business

We depend to a great extent on the economies and the demographics of the local communities that we serve, and we are also susceptible to general economic downturns, which have had, and could continue to have, a material and adverse impact on our advertising and circulation revenues and on our profitability.

Our advertising revenues and, to a lesser extent, circulation revenues, depend upon a variety of factors specific to the communities that our publications serve. These factors include, among others, the size and demographic characteristics of the local population, local economic conditions in general and the economic condition of the retail segments of the communities that our publications serve. If the local economy, population or prevailing retail environment of a community we serve experiences a downturn, our publications, revenues and profitability in that market could be adversely affected. Our advertising revenues are also susceptible to negative trends in the general economy that affect consumer spending. The advertisers in our newspapers and other publications and related websites are primarily retail businesses that can be significantly affected by regional or national economic downturns and other developments. Declines in the U.S. economy could also significantly affect key advertising revenue categories, such as help wanted, real estate and automotive.

Uncertainty and adverse changes in the general economic conditions of markets in which we participate may negatively affect our business.

Current and future conditions in the economy have an inherent degree of uncertainty. As a result, it is difficult to estimate the level of growth or contraction for the economy as a whole. It is even more difficult to estimate growth or contraction in various parts, sectors and regions of the economy, including the markets in which we participate. Adverse changes may occur as a result of weak global economic conditions, declining oil prices, wavering consumer confidence, unemployment, declines in stock markets, contraction of credit availability, declines in real estate values, or other factors affecting economic conditions in general. These changes may negatively affect the sales of our products, increase exposure to losses from bad debts, increase the cost and decrease the availability of financing, or increase costs associated with publishing and distributing our publications.

Our ability to generate revenues is correlated with the economic conditions of three geographic regions of the United States.

Our Company primarily generates revenue in three geographic regions: the Northeast, the Midwest, and the Southeast. During the year ended December 25, 2016, approximately 31% of our total revenues were generated in three states in the Northeast: Massachusetts, New York, and Rhode Island. During the same period, approximately 21% of our total revenues were generated in two states in the Midwest: Illinois and Ohio. Also during the same period, approximately 21% of our total revenues were generated in two states in the Southeast: Florida and North Carolina. As a result of this geographic concentration, our financial results, including advertising and circulation revenue, depend largely upon economic conditions in these principal market areas. Accordingly, adverse economic developments within these three regions in particular could significantly affect our consolidated operations and financial results.

Our indebtedness and any future indebtedness may limit our financial and operating activities and our ability to incur additional debt to fund future needs or dividends.

As of December 25, 2016, New Media’s outstanding indebtedness consists primarily of the New Media Credit Agreement. The New Media Credit Agreement provides for (i) a $200 million senior secured term facility and (ii) a $25 million senior secured revolving credit facility, with a $5 million sub-facility for letters of credit and a $5 million sub-facility for swing loans. In addition, we may request one or more new commitments for term loans or revolving loans from time to time up to an aggregate total of $75 million (the “Incremental Facility”), subject to certain conditions. On September 3, 2014, the New Media Credit Agreement was amended to provide for additional term loans under the Incremental Facility in an aggregate principal amount of $25 million. On November 20, 2014, the New Media Credit Agreement was further amended to increase the amount available thereunder for incremental term loans from $75 million to $225 million in order to facilitate the financing of the acquisition of substantially all of the assets from Halifax Media Group LLC. On January 9, 2015, the New Media Credit Agreement was amended to provide for additional term loans and revolving commitments under the Incremental Facility in a combined aggregate principal amount of $152 million and to make certain amendments to the Revolving Credit Facility (as defined below). On February 13, 2015, the New Media Credit Agreement was amended to, amongst other things, replace the existing term loans with a new class of replacement term loans with extended call protection. On March 6, 2015, the New Media Credit Agreement was amended to provide for $15 million in additional revolving commitments under the Incremental Facility. On May 29, 2015, the New Media Credit Agreement was amended to provide for $25 million in additional term loans under the Incremental Facility. As of December 25, 2016, $0 was drawn under the Revolving Credit Facility.

The Advantage Credit Agreements, which arose from debt obligations assumed by us in connection with our acquisition of substantially all of the assets from Halifax Media Group LLC on January 9, 2015, are comprised of: (i) debt in the principal amount of $10 million that bears interest at the rate of 5.25% per annum, payable quarterly in arrears, maturing on December 31, 2016 and (ii) debt in the principal amount of $8 million that bears interest at the rate of LIBOR plus 6.25% per annum (with a minimum of 1% LIBOR) payable quarterly in arrears, maturing on March 31, 2019. As of December 25, 2016, $18 million was outstanding under the Advantage Credit Agreements. On December 30, 2016, $10 million was repaid with cash on hand.

All of the above indebtedness and any future indebtedness we incur could:

●	require us to dedicate a portion of cash flow from operations to the payment of principal and interest on indebtedness, including indebtedness we may incur in the future, thereby reducing the funds available for other purposes, including dividends or other distributions;

●	subject us to increased sensitivity to increases in prevailing interest rates;

●	place us at a competitive disadvantage to competitors with relatively less debt in economic downturns, adverse industry conditions or catastrophic external events; or

●	reduce our flexibility in planning for or responding to changing business, industry and economic conditions.

In addition, our indebtedness could limit our ability to obtain additional financing on acceptable terms or at all to fund future acquisitions, working capital, capital expenditures, debt service requirements, general corporate and other purposes, which would have a material effect on our business and financial condition. Our liquidity needs could vary significantly and may be affected by general economic conditions, industry trends, performance and many other factors not within our control.

Each of the New Media Credit Agreement and Advantage Credit Agreements contains covenants that restrict our operations and may inhibit our ability to grow our business, increase revenues and pay dividends to our stockholders.

The New Media Credit Agreement contains various restrictions, covenants and representations and warranties. If we fail to comply with any of these covenants or breach these representations or warranties in any material respect, such noncompliance would constitute a default under the New Media Credit Agreement (subject to applicable cure periods), and the lenders could elect to declare all amounts outstanding under the agreements related thereto to be immediately due and payable and enforce their respective interests against collateral pledged under such agreements.

The covenants and restrictions in the New Media Credit Agreement generally restrict our ability to, among other things:

●	incur or guarantee additional debt;

●	make certain investments, loans or acquisitions;

●	transfer or sell assets;

●	make distributions on capital stock or redeem or repurchase capital stock;

●	create or incur liens;

●	enter into transactions with affiliates;

●	consolidate, merge or sell all or substantially all of our assets; and

●	create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries.

The Advantage Credit Agreements contain covenants substantially consistent with those contained in the New Media Credit Agreement in addition to those required for compliance with the New Markets Tax Credit program.

The restrictions described above may interfere with our ability to obtain new or additional financing or may affect the manner in which we structure such new or additional financing or engage in other business activities, which may significantly limit or harm our results of operations, financial condition and liquidity. A default and any resulting acceleration of obligations under any of the New Media Credit Agreement or Advantage Credit Agreements could also result in an event of default and declaration of acceleration under our other existing debt agreements. Such an acceleration of our debt would have a material adverse effect on our liquidity and our ability to continue as a going concern. A default under any of the New Media Credit Agreement or Advantage Credit Agreements could also significantly limit our alternatives to refinance both the debt under which the default occurred and other indebtedness. This limitation may significantly restrict our financing options during times of either market distress or our financial distress, which are precisely the times when having financing options is most important.

We may not generate a sufficient amount of cash or generate sufficient funds from operations to fund our operations or repay our indebtedness.

Our ability to make payments on our indebtedness as required depends on our ability to generate cash flow from operations in the future. This ability, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

If we do not generate sufficient cash flow from operations to satisfy our debt obligations, including interest payments and the payment of principal at maturity, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot provide assurance that any refinancing would be possible, that any assets could be sold, or, if sold, of the timeliness and amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of our various debt instruments then in effect. Furthermore, our ability to refinance would depend upon the condition of the finance and credit markets. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms or on a timely basis, would materially affect our business, financial condition and results of operations.

We may not be able to pay dividends in accordance with our announced intent or at all.

We have announced our intent to distribute a substantial portion of our free cash flow generated from operations or other sources as a dividend to our stockholders, through a quarterly dividend, subject to satisfactory financial performance, approval by our Board of Directors and dividend restrictions in the New Media Credit Agreement. The Board of Directors’ determinations regarding dividends will depend on a variety of factors, including the Company’s GAAP net income, free cash flow generated from operations or other sources, liquidity position and potential alternative uses of cash, such as acquisitions, as well as economic conditions and expected future financial results. Although we recently paid a third quarter 2016 cash dividend of $0.35 per share of Common Stock and have paid regularly quarterly dividends since the third quarter of 2014, there can be no guarantee that we will continue to pay dividends in the future or that this recent dividend is representative of the amount of any future dividends. Our ability to declare future dividends will depend on our future financial performance, which in turn depends on the successful implementation of our strategy and on financial, competitive, regulatory, technical and other factors, general economic conditions, demand and selling prices for our products and other factors specific to our industry or specific projects, many of which are beyond our control. Therefore, our ability to generate free cash flow depends on the performance of our operations and could be limited by decreases in our profitability or increases in costs, capital expenditures or debt servicing requirements.

We may acquire additional companies with declining cash flow as part of a strategy aimed at stabilizing cash flow through expense reduction and digital expansion. If our strategy is not successful, we may not be able to pay dividends.

As a holding company, we are also dependent on our subsidiaries being able to pay dividends to us. Our subsidiaries are subject to restrictions on the ability to pay dividends under the various instruments governing their indebtedness. If our subsidiaries incur additional debt or losses, such additional indebtedness or loss may further impair their ability to pay dividends or make other distributions to us. In addition, the ability of our subsidiaries to declare and pay dividends to us will also be dependent on their cash income and cash available and may be restricted under applicable law or regulation. Under Delaware law, approval of the board of directors is required to approve any dividend, which may only be paid out of surplus or net profit for the applicable fiscal year. As a result, we may not be able to pay dividends in accordance with our announced intent or at all.

We have invested in growing our digital business, including Propel and including through strategic acquisitions, but such investments may not be successful, which could adversely affect our results of operations.

We continue to evaluate our business and how we intend to grow our digital business. Internal resources and effort are put towards this business and acquisitions are sought to expand this business. In addition, key partnerships have been entered into to assist with our digital business, including Propel. We continue to believe that our digital businesses, including Propel, offer opportunities for revenue growth to support and, in some cases, offset the revenue trends we have seen in our print business. There can be no assurances that the partnerships we have entered into, the acquisitions we have completed or the internal strategy being employed will result in generating or increasing digital revenues in amounts necessary to stabilize or offset trends in print revenues. In addition, we have a limited history of operations in this area and there can be no assurances that past performance will be indicative of future performance or future trends. If our digital strategy, including with regard to Propel, is not as successful as we anticipate, our financial condition, results of operations and ability to pay dividends could be adversely affected.

Acquisitions have formed a significant part of our growth strategy in the past and are expected to continue to do so. If we are unable to identify suitable acquisition candidates or successfully integrate the businesses we acquire, our growth strategy may not succeed. Acquisitions involve numerous risks, including risks related to integration, and these risks could adversely affect our business, financial condition and results of operations.

Our business strategy relies on acquisitions. We expect to derive a significant portion of our growth by acquiring businesses and integrating those businesses into our existing operations. We continue to seek acquisition opportunities, however we may not be successful in identifying acquisition opportunities, assessing the value, strengths and weaknesses of these opportunities or consummating acquisitions on acceptable terms. Furthermore, suitable acquisition opportunities may not even be made available or known to us. In addition, valuations of potential acquisitions may rise materially, making it economically unfeasible to complete identified acquisitions.

Additionally, our ability to realize the anticipated benefits of the synergies between New Media and our recent or potential future acquisitions of assets or companies will depend, in part, on our ability to appropriately integrate the business of New Media and the businesses of other such acquired companies. The process of acquiring assets or companies may disrupt our business and may not result in the full benefits expected. The risks associated with integrating the operations of New Media and recent and potential future acquisitions include, among others:

●	uncoordinated market functions;

●	unanticipated issues in integrating the operations and personnel of the acquired businesses;

●	the incurrence of indebtedness and the assumption of liabilities;

●	the incurrence of significant additional capital expenditures, transaction and operating expenses and non-recurring acquisition-related charges;

●	unanticipated adverse impact on our earnings from the amortization or write-off of acquired goodwill and other intangible assets;

●	cultural challenges associated with integrating acquired businesses with the operations of New Media;

●	not retaining key employees, vendors, service providers, readers and customers of the acquired businesses; and

●	the diversion of management’s attention from ongoing business concerns.

If we are unable to successfully implement our acquisition strategy or address the risks associated with integrating the operations of New Media and past acquisitions or potential future acquisitions, or if we encounter unforeseen expenses, difficulties, complications or delays frequently encountered in connection with the integration of acquired entities and the expansion of operations, our growth and ability to compete may be impaired, we may fail to achieve acquisition synergies and we may be required to focus resources on integration of operations rather than other profitable areas. Moreover, the success of any acquisition will depend upon our ability to effectively integrate the acquired assets or businesses. The acquired assets or businesses may not contribute to our revenues or earnings to any material extent, and cost savings and synergies we expect at the time of an acquisition may not be realized once the acquisition has been completed. Furthermore, if we incur indebtedness to finance an acquisition, the acquired business may not be able to generate sufficient cash flow to service that indebtedness. Unsuitable or unsuccessful acquisitions could adversely affect our business, financial condition, results of operations, cash flow and ability to pay dividends.

If we are unable to retain and grow our digital audience and advertiser base, our digital businesses will be adversely affected.

Given the ever-growing and rapidly changing number of digital media options available on the internet, we may not be able to increase our online traffic sufficiently and retain or grow a base of frequent visitors to our websites and applications on mobile devices.

We have experienced declines in advertising revenue due in part to advertisers’ shift from print to digital media, and we may not be able to create sufficient advertiser interest in our digital businesses to maintain or increase the advertising rates of the inventory on our websites.

In addition, the ever-growing and rapidly changing number of digital media options available on the internet may lead to technologies and alternatives that we are not able to offer or about which we are not able to advise. Such circumstances could directly and adversely affect the availability, applicability, marketability and profitability of the suite of SMB services and the private ad exchange we offer as a significant part of our digital business. Specifically, news aggregation websites and customized news feeds (often free to users) may reduce our traffic levels by driving interaction away from our websites or our digital applications. If traffic levels stagnate or decline, we may not be able to create sufficient advertiser interest in our digital businesses or to maintain or increase the advertising rates of the inventory on our digital platforms. We may also be adversely affected if the use of technology developed to block the display of advertising on websites proliferates.

Technological developments and any changes we make to our business strategy may require significant capital investments. Such investments may be restricted by our current or future credit facilities.

If there is a significant increase in the price of newsprint or a reduction in the availability of newsprint, our results of operations and financial condition may suffer.

The basic raw material for our publications is newsprint. We generally maintain only a 45 to 55-day inventory of newsprint, although our participation in a newsprint-buying consortium has helped ensure adequate supply. An inability to obtain an adequate supply of newsprint at a favorable price or at all in the future could have a material adverse effect on our ability to produce our publications. Historically, the price of newsprint has been volatile, reaching a high of approximately $823 per metric ton in 2008 and experiencing a low of almost $410 per metric ton in 2002. The average price of newsprint during 2016 was approximately $626 per metric ton. Recent and future consolidation of major newsprint suppliers may adversely affect price competition among suppliers. Significant increases in newsprint costs for properties and periods not covered by our newsprint vendor agreement could have a material adverse effect on our financial condition and results of operations.

We have experienced declines in advertising revenue, and further declines, which could adversely affect our results of operations and financial condition, may occur.

Excluding acquisitions, we have experienced declines in advertising revenue, due in part to advertisers’ shift from print to digital media. We continue to search for organic growth opportunities, including in our digital advertising business, and for ways to stabilize print revenue declines through new product launches and pricing. However, there can be no assurance that our advertising revenue will not continue to decline. In addition, the range of advertising choices across digital products and platforms and the large inventory of available digital advertising space have historically resulted in significantly lower rates for digital advertising than for print advertising. Consequently, our digital advertising revenue may not be able to replace print advertising revenue lost as a result of the shift to digital consumption. Further declines in advertising revenue could adversely affect our results of operations and financial condition.

We compete with a large number of companies in the local media industry; if we are unable to compete effectively, our advertising and circulation revenues may decline.

Our business is concentrated in newspapers and other print publications located primarily in small and midsize markets in the United States. Our revenues primarily consist of advertising and paid circulation. Competition for advertising revenues and paid circulation comes from direct mail, directories, radio, television, outdoor advertising, other newspaper publications, the internet and other media. For example, as the use of the internet and mobile devices has increased, we have lost some classified advertising and subscribers to online advertising businesses and our free internet sites that contain abbreviated versions of our publications. Competition for advertising revenues is based largely upon advertiser results, advertising rates, readership, demographics and circulation levels. Competition for circulation is based largely upon the content of the publication and its price and editorial quality. Our local and regional competitors vary from market to market, and many of our competitors for advertising revenues are larger and have greater financial and distribution resources than us. We may incur increased costs competing for advertising expenditures and paid circulation. We may also experience further declines of circulation or print advertising revenue due to alternative media, such as the internet. If we are not able to compete effectively for advertising expenditures and paid circulation, our revenues may decline.

We are undertaking strategic process upgrades that could have a material adverse financial impact if unsuccessful.

We are implementing strategic process upgrades of our business. Among other things we are implementing the standardization and centralization of systems and processes, the outsourcing of certain financial processes and the use of new software for our circulation, advertising and editorial systems. As a result of ongoing strategic evaluation and analysis, we have made and will continue to make changes that, if unsuccessful, could have a material adverse financial impact.

Our business is subject to seasonal and other fluctuations, which affects our revenues and operating results.

Our business is subject to seasonal fluctuations that we expect to continue to be reflected in our operating results in future periods. Our first fiscal quarter of the year tends to be our weakest quarter because advertising volume is at its lowest levels following the December holiday season. Correspondingly, our second and fourth fiscal quarters tend to be our strongest because they include heavy holiday and seasonal advertising. Other factors that affect our quarterly revenues and operating results may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, distribution costs, changes in newsprint prices and general economic factors.

We could be adversely affected by declining circulation.

Overall daily newspaper circulation, including national and urban newspapers, has declined in recent years. For the year ended December 25, 2016, our circulation revenue increased by $43.2 million, or 11.4%, as compared to the year ended December 27, 2015, of which $32.0 million relates to acquisitions. There can be no assurance that our circulation revenue will not decline again in the future. We have been able to maintain annual circulation revenue from existing operations in recent years through, among other things, increases in per copy prices. However, there can be no assurance that we will be able to continue to increase prices to offset any declines in circulation. Further declines in circulation could impair our ability to maintain or increase our advertising prices, cause purchasers of advertising in our publications to reduce or discontinue those purchases and discourage potential new advertising customers, all of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

The increasing popularity of digital media could also adversely affect circulation of our newspapers, which may decrease circulation revenue and cause more marked declines in print advertising. Further, readership demographics and habits may change over time. If we are not successful in offsetting such declines in revenues from our print products, our business, financial condition and prospects will be adversely affected.

The value of our intangible assets may become impaired, depending upon future operating results.

At December 25, 2016 the carrying value of our goodwill is $228.0 million, mastheads is $94.7 million, and amortizable intangible assets is $256.8 million. These assets are subject to annual impairment testing and more frequent testing upon the occurrence of certain events or significant changes in our circumstances that indicate all or a portion of their carrying values may no longer be recoverable, in which case a non-cash charge to earnings may be necessary in the relevant period. We may subsequently experience market pressures which could cause future cash flows to decline below our current expectations, or volatile equity markets could negatively impact market factors used in the impairment analysis, including earnings multiples, discount rates, and long-term growth rates. Any future evaluations requiring an asset impairment charge for goodwill or other intangible assets would adversely affect future reported results of operations and shareholders’ equity.

During the fourth quarter of 2015, we reorganized our management structure to align with the geography of the market served. As a result, an additional impairment analysis was performed. The analysis of masthead values suggested impairment, and a charge of $4.8 million was recorded in December 2015.

For further information on goodwill and intangible assets, see Note 6 to the consolidated financial statements, “Goodwill and Intangible Assets”.

We are subject to environmental and employee safety and health laws and regulations that could cause us to incur significant compliance expenditures and liabilities.

Our operations are subject to federal, state and local laws and regulations pertaining to the environment, storage tanks and the management and disposal of wastes at our facilities. Under various environmental laws, a current or previous owner or operator of real property may be liable for contamination resulting from the release or threatened release of hazardous or toxic substances or petroleum at that property. Such laws often impose liability on the owner or operator without regard to fault, and the costs of any required investigation or cleanup can be substantial. Although in connection with certain of our acquisitions we have rights to indemnification for certain environmental liabilities, these rights may not be sufficient to reimburse us for all losses that we might incur if a property acquired by us has environmental contamination. In addition, although in connection with certain of our acquisitions we have obtained insurance policies for coverage for certain potential environmental liabilities, these policies have express exclusions to coverage as well as express limits on amounts of coverage and length of term. Accordingly these insurance policies may not be sufficient to provide coverage for us for all losses that we might incur if a property acquired by us has environmental contamination.

Our operations are also subject to various employee safety and health laws and regulations, including those pertaining to occupational injury and illness, employee exposure to hazardous materials and employee complaints. Environmental and employee safety and health laws tend to be complex, comprehensive and frequently changing. As a result, we may be involved from time to time in administrative and judicial proceedings and investigations related to environmental and employee safety and health issues. These proceedings and investigations could result in substantial costs to us, divert our management’s attention and adversely affect our ability to sell, lease or develop our real property. Furthermore, if it is determined that we are not in compliance with applicable laws and regulations, or if our properties are contaminated, it could result in significant liabilities, fines or the suspension or interruption of the operations of specific printing facilities.

Future events, such as changes in existing laws and regulations, new laws or regulations or the discovery of conditions not currently known to us, may give rise to additional compliance or remedial costs that could be material.

Sustained increases in costs of employee health and welfare benefits may reduce our profitability. Moreover, our pension plan obligations are currently underfunded, and we may have to make significant cash contributions to our plans, which could reduce the cash available for our business.

In recent years, we have experienced significant increases in the cost of employee medical benefits because of economic factors beyond our control, including increases in health care costs. At least some of these factors may continue to put upward pressure on the cost of providing medical benefits. Although we have actively sought to control increases in these costs, there can be no assurance that we will succeed in limiting cost increases, and continued upward pressure could reduce the profitability of our businesses.

Our pension and postretirement plans were underfunded by $26.1 million at December 25, 2016. Our pension plan invests in a variety of equity and debt securities, many of which were affected by the disruptions in the credit and capital markets in 2009 and 2010. Future volatility and disruption in the stock markets could cause further declines in the asset values of our pension plans. In addition, a decrease in the discount rate used to determine minimum funding requirements could result in increased future contributions. If either occurs, we may need to make additional pension contributions above what is currently estimated, which could reduce the cash available for our businesses.

We may not be able to protect intellectual property rights upon which our business relies and, if we lose intellectual property protection, our assets may lose value.

Our business depends on our intellectual property, including, but not limited to, our titles, mastheads, content and services, which we attempt to protect through patents, copyrights, trade laws and contractual restrictions, such as confidentiality agreements. We believe our proprietary and other intellectual property rights are important to our success and our competitive position.

Despite our efforts to protect our proprietary rights, unauthorized third parties may attempt to copy or otherwise obtain and use our content, services and other intellectual property, and we cannot be certain that the steps we have taken will prevent any misappropriation or confusion among consumers and merchants, or unauthorized use of these rights. If we are unable to procure, protect and enforce our intellectual property rights, we may not realize the full value of these assets, and our business may suffer. If we must litigate to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of third parties, such litigation may be costly and divert the attention of our management from day-to-day operations.

We depend on key personnel and we may not be able to operate or grow our business effectively if we lose the services of any of our key personnel or are unable to attract qualified personnel in the future.

The success of our business is heavily dependent on our ability to retain our management and other key personnel and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and we may not be able to retain our key personnel. Although we have entered into employment agreements with certain of our key personnel, these agreements do not ensure that our key personnel will continue in their present capacity with us for any particular period of time. We do not have key man insurance for any of our current management or other key personnel. The loss of any key personnel would require our remaining key personnel to divert immediate and substantial attention to seeking a replacement. An inability to find a suitable replacement for any departing executive officer on a timely basis could adversely affect our ability to operate or grow our business.

A shortage of skilled or experienced employees in the media industry, or our inability to retain such employees, could pose a risk to achieving improved productivity and reducing costs, which could adversely affect our profitability.

Production and distribution of our various publications requires skilled and experienced employees. A shortage of such employees, or our inability to retain such employees, could have an adverse impact on our productivity and costs, our ability to expand, develop and distribute new products and our entry into new markets. The cost of retaining or hiring such employees could exceed our expectations which could adversely affect our results of operations.

A number of our employees are unionized, and our business and results of operations could be adversely affected if current or additional labor negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations.

As of December 25, 2016, we employed 10,092 employees, of whom 1,315 (or approximately 13%) were represented by 40 unions. 82% of the unionized employees are in four states: Ohio, Rhode Island, Massachusetts and Illinois and represent 31%, 22%, 15% and 14% of all our union employees, respectively. Most of our unionized employees work under collective bargaining agreements that expire in 2017.

Although our newspapers have not experienced a union strike in the recent past nor do we anticipate a union strike to occur, we cannot preclude the possibility that a strike may occur at one or more of our newspapers at some point in the future. We believe that, in the event of a newspaper strike, we would be able to continue to publish and deliver to subscribers, which is critical to retaining advertising and circulation revenues, although there can be no assurance of this.

The collectability of accounts receivable under adverse economic conditions could deteriorate to a greater extent than provided for in our financial statements and in our projections of future results.

Adverse economic conditions in the United States have increased our exposure to losses resulting from financial distress, insolvency and the potential bankruptcy of our advertising customers. Our accounts receivable are stated at net estimated realizable value and our allowance for doubtful accounts has been determined based on several factors, including receivable agings, significant individual credit risk accounts and historical experience. If such collectability estimates prove inaccurate, adjustments to future operating results could occur.

Our potential inability to successfully execute cost control measures could result in greater than expected total operating costs.

We have implemented general cost control measures, and we expect to continue such cost control efforts in the future. If we do not achieve expected savings as a result of such measures or if our operating costs increase as a result of our growth strategy, our total operating costs may be greater than expected. In addition, reductions in staff and employee benefits could affect our ability to attract and retain key employees.

We rely on revenue from the printing of publications for third parties that may be subject to many of the same business and industry risks that we are.

In 2016, we generated approximately 6.7% of our revenue from printing third-party publications, and our relationships with these third parties are generally pursuant to short-term contracts. As a result, if the macroeconomic and industry trends described herein such as the sensitivity to perceived economic weakness of discretionary spending available to advertisers and subscribers, circulation declines, shifts in consumer habits and the increasing popularity of digital media affect those third parties, we may lose, in whole or in part, a substantial source of revenue.

A decision by any of the three largest national publications or the major local publications to cease publishing in those markets, or seek alternatives to their current business practice of partnering with us, could materially impact our profitability.

Our possession and use of personal information and the use of payment cards by our customers present risks and expenses that could harm our business. Unauthorized access to or disclosure or manipulation of such data, whether through breach of our network security or otherwise, could expose us to liabilities and costly litigation and damage our reputation.

Our online systems store and process confidential subscriber and other sensitive data, such as names, email addresses, addresses, and other personal information. Therefore, maintaining our network security is critical. Additionally, we depend on the security of our third-party service providers. Unauthorized use of or inappropriate access to our, or our third-party service providers’ networks, computer systems and services could potentially jeopardize the security of confidential information, including payment card (credit or debit) information, of our customers. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we or our third-party service providers may be unable to anticipate these techniques or to implement adequate preventative measures. Non-technical means, for example, actions by an employee, can also result in a data breach. A party that is able to circumvent our security measures could misappropriate our proprietary information or the information of our customers or users, cause interruption in our operations, or damage our computers or those of our customers or users. As a result of any such breaches, customers or users may assert claims of liability against us and these activities may subject us to legal claims, adversely impact our reputation, and interfere with our ability to provide our products and services, all of which may have an adverse effect on our business, financial condition and results of operations. The coverage and limits of our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

A significant number of our customers authorize us to bill their payment card accounts directly for all amounts charged by us. These customers provide payment card information and other personally identifiable information which, depending on the particular payment plan, may be maintained to facilitate future payment card transactions. Under payment card rules and our contracts with our card processors, if there is a breach of payment card information that we store, we could be liable to the banks that issue the payment cards for their related expenses and penalties. In addition, if we fail to follow payment card industry data security standards, even if there is no compromise of customer information, we could incur significant fines or lose our ability to give our customers the option of using payment cards. If we were unable to accept payment cards, our business would be seriously harmed.

There can be no assurance that any security measures we, or our third-party service providers, take will be effective in preventing a data breach. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. If an actual or perceived breach of our security occurs, the perception of the effectiveness of our security measures could be harmed and we could lose customers or users. Failure to protect confidential customer data or to provide customers with adequate notice of our privacy policies could also subject us to liabilities imposed by United States federal and state regulatory agencies or courts. We could also be subject to evolving state laws that impose data breach notification requirements, specific data security obligations, or other consumer privacy-related requirements. Our failure to comply with any of these laws or regulations may have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Manager

We are dependent on our Manager and may not find a suitable replacement if our Manager terminates the Management Agreement and the inability of our Manager to retain or obtain key personnel could delay or hinder implementation of our investment strategies, which could impair our ability to make distributions and could reduce the value of your investment.

Some of our officers and other individuals who perform services for us are employees of our Manager. We are reliant on our Manager, which has significant discretion as to the implementation of our operating policies and strategies, to conduct our business. We are subject to the risk that our Manager will terminate the Management Agreement and that we will not be able to find a suitable replacement for our Manager in a timely manner, at a reasonable cost or at all. Furthermore, we are dependent on the services of certain key employees of our Manager whose compensation may be partially or entirely dependent upon the amount of incentive or management compensation earned by our Manager and whose continued service is not guaranteed, and the loss of such services could adversely affect our operations. If any of these people were to cease their affiliation with us or our Manager, either we or our Manager may be unable to find suitable replacements, and our operating results could suffer. We believe that our future success depends, in large part, upon our Manager’s ability to hire and retain highly skilled personnel. Competition for highly skilled personnel is intense, and our Manager may be unsuccessful in attracting and retaining such skilled personnel. If we lose or are unable to obtain the services of highly skilled personnel, our ability to implement our investment strategies could be delayed or hindered and this could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

On February 14, 2017, Fortress announced that it had entered into the Merger Agreement with SB Foundation Holdings LP, a Cayman Islands exempted limited partnership (“Parent”) and an affiliate of SoftBank, and Foundation Acquisition LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into Fortress, with Fortress surviving as a wholly owned subsidiary of Parent. While Fortress’s senior investment professionals are expected to remain in place, including those individuals who perform services for us, there can be no assurance that the Merger will not have an impact on us or our relationship with the Manager.

There are conflicts of interest in our relationship with our Manager.

Our Management Agreement with our Manager was not negotiated between unaffiliated parties, and its terms, including fees payable, although approved by the independent directors of both Newcastle (our parent prior to the spin-off of the Company) and New Media as fair, may not be as favorable to us as if they had been negotiated with an unaffiliated third party.

There are conflicts of interest inherent in our relationship with our Manager insofar as our Manager and its affiliates— including investment funds, private investment funds, or businesses managed by our Manager—invest in media assets and whose investment objectives overlap with our investment objectives. Certain investments appropriate for us may also be appropriate for one or more of these other investment vehicles. Certain members of our Board of Directors and employees of our Manager who may be officers also serve as officers and/or directors of these other entities. Although we have the same Manager, we may compete with entities affiliated with our Manager or Fortress for certain target assets. From time to time, affiliates of Fortress focus on investments in assets with a similar profile as our target assets that we may seek to acquire. These affiliates may have meaningful purchasing capacity, which may change over time depending upon a variety of factors, including, but not limited to, available equity capital and debt financing, market conditions and cash on hand. Fortress had approximately $70 billion of assets under management as of December 31, 2016. In addition, with respect to Fortress funds in the process of selling investments, our Manager may be incentivized to regard the sale of such assets to us positively, particularly if a sale to an unrelated third party would result in a loss of fees to our Manager.

Our Management Agreement with our Manager does not prevent our Manager or any of its affiliates, or any of their officers and employees, from engaging in other businesses or from rendering services of any kind to any other person or entity, including investment in, or advisory service to others investing in, any type of media or media related investment, including investments which meet our principal investment objectives. Our Manager may engage in additional investment opportunities related to media assets in the future, which may cause our Manager to compete with us for investments or result in a change in our current investment strategy. In addition, our certificate of incorporation provides that if Fortress or an affiliate or any of their officers, directors or employees acquire knowledge of a potential transaction or matter that may be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our stockholders or our affiliates. In the event that any of our directors and officers who is also a director, officer or employee of Fortress or its affiliates acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as a director or officer of ours and such person acts in good faith, then to the fullest extent permitted by law such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us if Fortress or its affiliates pursues or acquires the corporate opportunity or if such person did not present the corporate opportunity to us.

The ability of our Manager and its officers and employees to engage in other business activities, subject to the terms of our Management Agreement with our Manager, may reduce the amount of time our Manager, its officers or other employees spend managing us. In addition, we may engage in material transactions with our Manager or another entity managed by our Manager or one of its affiliates, which may present an actual, potential or perceived conflict of interest. It is possible that actual, potential or perceived conflicts could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. Appropriately dealing with conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential, actual or perceived conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially adversely affect our business in a number of ways, including causing an inability to raise additional funds, a reluctance of counterparties to do business with us, a decrease in the prices of our equity securities and a resulting increased risk of litigation and regulatory enforcement actions.

The management compensation structure that we have agreed to with our Manager, as well as compensation arrangements that we may enter into with our Manager in the future (in connection with new lines of business or other activities), may incentivize our Manager to invest in high risk investments. In addition to its management fee, our Manager is currently entitled to receive incentive compensation. In evaluating investments and other management strategies, the opportunity to earn incentive compensation may lead our Manager to place undue emphasis on the maximization of such measures at the expense of other criteria, such as preservation of capital, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative than lower-yielding investments. Moreover, because our Manager receives compensation in the form of options in connection with the completion of our equity offerings, our Manager may be incentivized to cause us to issue additional stock, which could be dilutive to existing stockholders.

It would be difficult and costly to terminate our Management Agreement with our Manager.

It would be difficult and costly for us to terminate our Management Agreement with our Manager. After its initial three- year term, the Management Agreement is automatically renewed for one-year terms unless (i) a majority consisting of at least two-thirds of our independent directors, or a simple majority of the holders of outstanding shares of our common stock reasonably agree that there has been unsatisfactory performance by our Manager that is materially detrimental to us or (ii) a simple majority of our independent directors agree that the management fee payable to our Manager is unfair, subject to our Manager’s right to prevent such a termination by agreeing to continue to provide the services under the Management Agreement at a fee that our independent directors have determined to be fair. If we elect not to renew the Management Agreement, our Manager will be provided not less than 60 days’ prior written notice. In the event we terminate the Management Agreement, our Manager will be paid a termination fee equal to the amount of the management fee earned by the Manager during the 12-month period immediately preceding such termination. In addition, following any termination of the Management Agreement, our Manager may require us to purchase its right to receive incentive compensation at a price determined as if our assets were sold for their then current fair market value or otherwise we may continue to pay the incentive compensation to our Manager. These provisions may increase the effective cost to us of terminating the Management Agreement, thereby adversely affecting our ability to terminate our Manager without cause.

Our Board of Directors does not approve each investment decision made by our Manager. In addition, we may change our investment strategy without a stockholder vote, which may result in our making investments that are different, riskier or less profitable than our current investments.

Our Manager has great latitude in determining the types and categories of assets it may decide are proper investments for us, including the latitude to invest in types and categories of assets that may differ from those in which we currently invest. Our board of directors periodically reviews our investment portfolio. However, our Board of Directors does not review or pre- approve each proposed investment or our related financing arrangements. In addition, in conducting periodic reviews, our Board of Directors relies primarily on information provided to them by our Manager. Furthermore, transactions entered into by our Manager may be difficult or impossible to unwind by the time they are reviewed by our Board of Directors even if the transactions contravene the terms of the Management Agreement. In addition, we may change our investment strategy, including our target asset classes, without a stockholder vote.

Our investment strategy may evolve in light of existing market conditions and investment opportunities, and this evolution may involve additional risks depending upon the nature of the assets in which we invest and our ability to finance such assets on a short- or long-term basis. Investment opportunities that present unattractive risk-return profiles relative to other available investment opportunities under particular market conditions may become relatively attractive under changed market conditions, and changes in market conditions may therefore result in changes in the investments we target. Decisions to make investments in new asset categories present risks that may be difficult for us to adequately assess and could therefore reduce our ability to pay dividends on our common stock or have adverse effects on our liquidity or financial condition. A change in our investment strategy may also increase our exposure to interest rate, real estate market or credit market fluctuations. In addition, a change in our investment strategy may increase the guarantee obligations we agree to incur or increase the number of transactions we enter into with affiliates. Our failure to accurately assess the risks inherent in new asset categories or the financing risks associated with such assets could adversely affect our results of operations and our financial condition.

Our Manager will not be liable to us for any acts or omissions performed in accordance with the Management Agreement, including with respect to the performance of our investments.

Pursuant to our Management Agreement, our Manager assumes no responsibility other than to render the services called for thereunder in good faith and shall not be responsible for any action of our Board of Directors in following or declining to follow its advice or recommendations. Our Manager, its members, managers, officers and employees will not be liable to us or any of our subsidiaries, to our Board of Directors, or our or any subsidiary’s stockholders or partners for any acts or omissions by our Manager, its members, managers, officers or employees, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement. We shall, to the full extent lawful, reimburse, indemnify and hold our Manager, its members, managers, officers and employees, and each other person, if any, controlling our Manager, harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from any acts or omissions of an indemnified party made in good faith in the performance of our Manager’s duties under our Management Agreement and not constituting such indemnified party’s bad faith, willful misconduct, gross negligence or reckless disregard of our Manager’s duties under our Management Agreement.

Our Manager’s due diligence of investment opportunities or other transactions may not identify all pertinent risks, which could materially affect our business, financial condition, liquidity and results of operations.

Our Manager intends to conduct due diligence with respect to each investment opportunity or other transaction it pursues. It is possible, however, that our Manager’s due diligence processes will not uncover all relevant facts, particularly with respect to any assets we acquire from third parties. In these cases, our Manager may be given limited access to information about the investment and will rely on information provided by the target of the investment. In addition, if investment opportunities are scarce, the process for selecting bidders is competitive, or the timeframe in which we are required to complete diligence is short, our ability to conduct a due diligence investigation may be limited, and we would be required to make investment decisions based upon a less thorough diligence process than would otherwise be the case. Accordingly, investments and other transactions that initially appear to be viable may prove not to be over time, due to the limitations of the due diligence process or other factors.

Because we are dependent upon our Manager and its affiliates to conduct our operations, any adverse changes in the financial health of our Manager or its affiliates or our relationship with them could hinder our Manager’s ability to successfully manage our operations.

We are dependent on our Manager and its affiliates to manage our operations and acquire and manage our investments. Under the direction of our Board of Directors, our Manager makes all decisions with respect to the management of our company. To conduct its operations, our Manager depends upon the fees and other compensation that it receives from us in connection with managing our company and from other entities and investors with respect to investment management services it provides. Any adverse changes in the financial condition of our Manager or its affiliates, or our relationship with our Manager, could hinder our Manager’s ability to successfully manage our operations, which would materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders. For example, adverse changes in the financial condition of our Manager could limit its ability to attract key personnel.

Risks Related to our Common Stock

There can be no assurance that the market for our stock will provide you with adequate liquidity.

The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control. These factors include, without limitation:

●	our business profile and market capitalization may not fit the investment objectives of any stockholder;

●	a shift in our investor base;

●	our quarterly or annual earnings, or those of other comparable companies;

●	actual or anticipated fluctuations in our operating results;

●	changes in accounting standards, policies, guidance, interpretations or principles;

●	announcements by us or our competitors of significant investments, acquisitions or dispositions;

●	the failure of securities analysts to cover our Common Stock;

●	changes in earnings estimates by securities analysts or our ability to meet those estimates;

●	the operating and stock price performance of other comparable companies;

●	overall market fluctuations; and

●	general economic conditions.

Stock markets in general and recently have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our Common Stock. Additionally, these and other external factors have caused and may continue to cause the market price and demand for our Common Stock to fluctuate, which may limit or prevent investors from readily selling their shares of Common Stock, and may otherwise negatively affect the liquidity of our common stock.

Sales or issuances of shares of our common stock could adversely affect the market price of our Common Stock.

Sales of substantial amounts of shares of our Common Stock in the public market, or the perception that such sales might occur, could adversely affect the market price of our Common Stock. The issuance of our common stock in connection with property, portfolio or business acquisitions or the settlement of awards that may be granted under our Incentive Plan (as defined below) or otherwise could also have an adverse effect on the market price of our Common Stock.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

As a public company, we are required to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. We continue to seek acquisition opportunities, and such potential acquisitions may result in a change to our internal control over financial reporting that may materially affect our internal control over financial reporting. Internal control over financial reporting is complex and may be revised over time to adapt to changes in our business, or changes in applicable accounting rules. We cannot assure you that our internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which we had previously believed that internal controls were effective. If we are not able to maintain or document effective internal control over financial reporting, our management and our independent registered public accounting firm will not be able to certify as to the effectiveness of our internal control over financial reporting. Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis, or may cause us to restate previously issued financial information, and thereby subject us to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements is also likely to suffer if we or our independent registered public accounting firm reports a material weakness in our internal control over financial reporting. This could materially adversely affect us by, for example, leading to a decline in our share price and impairing our ability to raise capital, if and when desirable.

The percentage ownership of existing shareholders in New Media may be diluted in the future.

We have issued and may continue to issue equity in order to raise capital or in connection with future acquisitions and strategic investments, which would dilute investors’ percentage ownership in New Media. In addition, your percentage ownership may be diluted if we issue equity instruments such as debt and equity financing.

The percentage ownership of existing shareholders in New Media may also be diluted in the future as result of the issuance of ordinary shares in New Media upon the exercise of 10-year warrants (the “New Media Warrants”). The New Media Warrants collectively represent the right to acquire New Media Common Stock, which in the aggregate are equal to 5% of New Media Common Stock outstanding as of November 26, 2013, the effective date of our predecessor’s plan of reorganization from bankruptcy (the “Effective Date”) (calculated prior to dilution from shares of New Media Common Stock issued pursuant to Newcastle’s contribution of Local Media Parent (as defined below) and assignment of related stock purchase agreement to New Media (the “Local Media Contribution”)) at a strike price of $46.35 calculated based on a total equity value of New Media prior to the Local Media Contribution of $1.2 billion as of the Effective Date. As a result, New Media Common Stock may be subject to dilution upon the exercise of such New Media Warrants.

Furthermore, the percentage ownership in New Media may be diluted in the future because of additional equity awards that we expect will be granted to our Manager pursuant to our Management Agreement. Upon the successful completion of an offering of shares of our Common Stock or any shares of preferred stock, we shall pay and issue to our Manager options to purchase our Common Stock equal to 10% of the number of shares sold in the offering, with an exercise price equal to the offering price per share paid by the public or other ultimate purchaser in the offering. The Board of Directors of New Media approved the Incentive Plan, which provides for the grant of equity and equity-based awards, including restricted stock, stock options, stock appreciation rights, performance awards, tandem awards and other equity-based and non-equity based awards, in each case to our Manager, to the directors, officers, employees, service providers, consultants and advisors of our Manager who perform services for us, and to our directors, officers, employees, service providers, consultants and advisors. Any future grant would cause further dilution. We initially reserved 15 million shares of our Common Stock for issuance under the Incentive Plan; on the first day of each fiscal year beginning during the ten-year term of the Incentive Plan in and after calendar year 2015, that number will be increased by a number of shares of our Common Stock equal to 10% of the number of shares of our Common Stock newly issued by us during the immediately preceding fiscal year (and, in the case of fiscal year 2014, after the effective date of the Incentive Plan). In January 2016 and 2015, the number of shares reserved for issuance under the Incentive Plan was increased by 724,400 and 746,649, representing 10% of the shares of Common Stock newly issued in fiscal year 2015 and 2014, respectively.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and of Delaware law may prevent or delay an acquisition of our company, which could decrease the trading price of our Common Stock.

Our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our Board rather than to attempt a hostile takeover. These provisions provide for:

●	a classified board of directors with staggered three-year terms;

●	amendment of provisions in our amended and restated certificate of incorporation and amended and restated bylaws regarding the election of directors, classes of directors, the term of office of directors, the filling of director vacancies and the resignation and removal of directors only upon the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote thereon;

●	amendment of provisions in our amended and restated certificate of incorporation regarding corporate opportunity only upon the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote thereon;

●	removal of directors only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote in the election of directors;

●	our Board to determine the powers, preferences and rights of our preferred stock and to issue such preferred stock without stockholder approval;

●	provisions in our amended and restated certificate of incorporation and amended and restated bylaws prevent stockholders from calling special meetings of our stockholders;

●	advance notice requirements applicable to stockholders for director nominations and actions to be taken at annual meetings;

●	a prohibition, in our amended and restated certificate of incorporation, stating that no holder of shares of our Common Stock will have cumulative voting rights in the election of directors, which means that the holders of majority of the issued and outstanding shares of our Common Stock can elect all the directors standing for election; and

●	action by our stockholders outside a meeting, in our amended and restated certificate of incorporation and our amended and restated bylaws, only by unanimous written consent.

Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is considered favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or a change in our management and Board and, as a result, may adversely affect the market price of our Common Stock and your ability to realize any potential change of control premium.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

We own and operate 59 print facilities across the United States. Our print facilities range in size from approximately 6,000 to 401,000 square feet (combined printing and office space). Our executive offices are located in Pittsford, New York, where we lease approximately 25,870 square feet under a lease terminating in October 2022.

We maintain our properties in good condition and believe that our current facilities are adequate to meet the present needs of our business. We do not believe any individual property is material to our financial condition or results of operations.

Item 3. Legal Proceedings

We are and may become involved from time to time in legal proceedings in the ordinary course of our business, including but not limited to with respect to such matters as libel, invasion of privacy, intellectual property infringement, wrongful termination actions and complaints alleging employment discrimination, and regulatory investigations and inquiries. In addition, we are involved from time to time in governmental and administrative proceedings concerning employment, labor, environmental and other claims. Insurance coverage mitigates potential loss for certain of these matters. Historically, such claims and proceedings have not had a material adverse effect on our consolidated results of operations or financial position. Although we are unable to predict with certainty the eventual outcome of any litigation, regulatory investigation or inquiry, in the opinion of management, we do not expect our current and any threatened legal proceedings to have a material adverse effect on our business, financial position or consolidated results of operations. Given the inherent unpredictability of these types of proceedings, however, it is possible that future adverse outcomes could have a material effect on our financial results.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

New Media Common Stock trades on the New York Stock Exchange (the “NYSE”) under the trading symbol “NEWM”. Set forth in the table below for the periods presented are the high and low sale prices for New Media Common Stock as reported on the NYSE.

	HIGH	LOW
Fiscal Year Ending December 25, 2016:
First Quarter	$16.16	$14.25
Second Quarter	$18.10	$14.43
Third Quarter	$19.88	$15.16
Fourth Quarter	$17.19	$13.95
Fiscal Year Ending December 27, 2015:
First Quarter	$25.77	$20.55
Second Quarter	$24.32	$17.80
Third Quarter	$18.59	$13.96
Fourth Quarter	$20.06	$14.91

From the most recent available Company information, on February 17, 2017 there were approximately 47 holders of record.

Dividends

New Media currently intends to distribute a substantial portion of free cash flow generated from operations and other sources as a dividend to stockholders, through a quarterly dividend, subject to satisfactory financial performance, Board approval and dividend restrictions in the New Media Credit Agreement. The Board of Directors’ determinations regarding dividends will depend on a variety of factors, including the Company’s GAAP net income, free cash flow generated from operations or other sources, liquidity position and potential alternative uses of cash, such as acquisitions, as well as economic conditions and expected future financial results.

On April 30, 2015, the Company announced a first quarter 2015 cash dividend of $0.33 per share of New Media Common Stock. The dividend was paid on May 21, 2015, to shareholders of record as of the close of business on May 13, 2015.

On July 30, 2015, the Company announced a second quarter 2015 cash dividend of $0.33 per share of New Media Common Stock. The dividend was paid on August 20, 2015, to shareholders of record as of the close of business on August 12, 2015.

On October 29, 2015, the Company announced a third quarter 2015 cash dividend of $0.33 per share of New Media Common Stock. The dividend was paid on November 19, 2015, to shareholders of record as of the close of business on November 12, 2015.

On February 25, 2016, the Company announced a fourth quarter 2015 cash dividend of $0.33 per share of New Media Common Stock. The dividend was paid on March 17, 2016, to shareholders of record as of the close of business on March 9, 2016.

On April 28, 2016, the Company announced a first quarter 2016 cash dividend of $0.33 per share of New Media Common Stock. The dividend was paid on May 19, 2016, to shareholders of record as of the close of business on May 11, 2016.

On July 28, 2016, the Company announced a second quarter 2016 cash dividend of $0.33 per share of New Media Common Stock. The dividend was paid on August 18, 2016, to shareholders of record as of the close of business on August 10, 2016.

On October 27, 2016, the Company announced a third quarter 2016 cash dividend of $0.35 per share of New Media Common Stock. The dividend was paid on November 17, 2016, to shareholders of record as of the close of business on November 9, 2016.

On February 21, 2017, the Company announced a fourth quarter 2016 cash dividend of $0.35 per share of New Media Common Stock. The dividend will be paid on March 16, 2017, to shareholders of record as of the close of business on March 8, 2017.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased		Weighted- Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan or Programs	Approximate Number of Shares that May Yet Be Purchased Under the Plan or Programs
December 28, 2015 through January 31, 2016	—		$—	—	—
February 1 through February 28, 2016	23,109	(1)	$15.26	—	120,159
February 29 through March 27, 2016	—		$—	—	120,159
March 28, 2016 through May 1, 2016	—		$—	—	123,243
May 2, 2016 through May 29, 2016	—		$—	—	123,243
May 30, 2016 through June 26, 2016	—		$—	—	123,243
June 27, 2016 through July 31, 2016	3,444	(1)	$18.02	—	115,820
August 1, 2016 through August 28, 2016	196	(1)	$16.80	—	115,636
August 29, 2016 through September 25, 2016	—		$—	—	115,636
September 26, 2016 through November 1, 2016	—		$—	—	115,636
November 2, 2016 through November 29, 2016	—		$—	—	115,636
November 30, 2016 through December 25, 2016	—		$—	—	115,636
Total	26,749		$15.63	—	115,636

(1)	Pursuant to the “withhold to cover” method for collecting and paying withholding taxes for our employees upon the vesting of restricted securities, we withheld from certain employees the shares noted in the table above to cover such statutory minimum tax withholdings. These transactions took place outside of a publicly-announced repurchase plan. The weighted-average price per share listed in the above table is the weighted-average of the fair market prices at which we calculated the number of shares withheld to cover tax withholdings for the employees.

Item 6. Selected Financial Data

The following table presents our selected historical financial data as of and for each of the years in the five year period ended December 25, 2016. The information in this table should be read in conjunction with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and our historical consolidated financial statements and the related notes thereto included elsewhere in this report. The selected consolidated statements of operations and comprehensive income (loss) data and other data for the year ended December 30, 2012 and the ten months ended November 6, 2013 and the selected consolidated balance sheets data at December 30, 2012 have been derived from the audited consolidated financial statements of our Predecessor that are not included in this report.

	Successor Company				Predecessor Company

	December 25, 2016	December 27, 2015	Year Ended December 28, 2014	Two Months Ended December 29, 2013	Ten Months Ended November 6, 2013	Year Ended December 30, 2012 (2)
(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Advertising	$684,900	$696,696	$385,399	$63,340	$265,078	$330,881
Circulation	421,497	378,263	195,661	29,525	118,810	131,576
Commercial printing and other	148,959	120,856	71,263	10,366	29,402	26,097
Total revenues	1,255,356	1,195,815	652,323	103,231	413,290	488,554
Operating costs and expenses:
Operating costs	699,312	656,555	368,420	56,614	232,066	268,222
Selling, general and administrative	414,983	406,282	211,829	28,749	136,832	145,020
Depreciation and amortization	67,774	67,752	41,450	6,588	33,409	39,888
Integration and reorganization costs	8,352	8,052	2,796	1,758	1,577	4,393
Impairment of long-lived assets	—	—	—	—	91,599	—
Loss (gain) on sale or disposal of assets	3,564	(51,051)	1,472	27	1,163	1,238
Mastheads impairment	—	4,800	—	—	—	—
Operating income (loss)	61,371	103,425	26,356	9,495	(83,356)	29,793
Interest expense, amortization of deferred financing costs, loss on early extinguishment of debt, (gain) loss on derivative instruments, reorganization items, net, and other	32,049	32,407	26,848	1,798	(871,399)	57,463
Income (loss) from continuing operations before income taxes	29,322	71,018	(492)	7,697	788,043	(27,670)
Income tax (benefit) expense	(2,319)	3,404	2,713	491	(197)	(207)
Income (loss) from continuing operations	31,641	67,614	(3,205)	7,206	788,240	(27,463)
Loss from discontinued operations, net of income taxes	—	—	—	—	(1,034)	(2,340)
Net income (loss)	31,641	67,614	(3,205)	7,206	787,206	(29,803)
Net loss attributable to noncontrolling interest	—	—	—	—	208	—
Net income (loss) attributable to New Media	$31,641	$67,614	$(3,205)	$7,206	$787,414	$(29,803)

	Successor Company				Predecessor Company
	Year Ended December 25, 2016	Year Ended December 27, 2015	Year Ended December 28, 2014	Two Months Ended December 29, 2013	Ten Months Ended November 6, 2013	Year Ended December 30, 2012 (2)
(in thousands, except per share data)
Basic net income (loss) from continuing operations attributable to New Media per share	$0.70	$1.54	$(0.10)	$0.24	$13.58	$(0.47)
Diluted income (loss) from continuing operations attributable to New Media per share	$0.70	$1.53	$(0.10)	$0.24	$13.58	$(0.47)
Basic net income (loss) attributable to New Media common stockholders per share	$0.70	$1.54	$(0.10)	$0.24	$13.56	$(0.51)
Diluted net income (loss) attributable to New Media common stockholders per share	$0.70	$1.53	$(0.10)	$0.24	$13.56	$(0.51)
Dividends declared per share	$1.34	$1.29	$0.54	$—	$—	$—
Other Data:
Adjusted EBITDA (1)	$126,731	$175,627	$67,741	$16,096	$988,265	$69,766
Cash interest paid	$26,908	$21,726	$15,181	$925	$43,606	$55,976

(1)	We define Adjusted EBITDA as net income (loss) from continuing operations before income tax expense (benefit), interest/financing expense, depreciation and amortization and non-cash impairments. Adjusted EBITDA is not a measurement of financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations, net income (loss), cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. We believe this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-to-day performance because the items excluded have little or no significance in our day-to-day operations. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance.

Adjusted EBITDA provides us with a measure of financial performance, independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, taxation, non-cash impairments and interest expense associated with our capital structure. This metric measures our financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the Company. Adjusted EBITDA is one of the metrics we use to review the financial performance of our business on a monthly basis.

Not all companies calculate Adjusted EBITDA using the same methods; therefore, the Adjusted EBITDA figures set forth herein may not be comparable to Adjusted EBITDA reported by other companies. A substantial portion of our Adjusted EBITDA must be dedicated to the payment of interest on our outstanding indebtedness and to service other commitments, thereby reducing the funds available to us for other purposes. Accordingly, Adjusted EBITDA does not represent an amount of funds that is available for management’s discretionary use. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 7 of this report.

(2)	The year ended December 30, 2012 included a 53rd week of operations for approximately 60% of the business.

The table below shows the reconciliation of income (loss) from continuing operations to Adjusted EBITDA for the periods presented:

	Successor Company								Predecessor Company
	Year Ended December 25, 2016		Year Ended December 27, 2015		Year Ended December 28, 2014		Two Months Ended December 29, 2013		Ten Months Ended November 6, 2013		Year Ended December 30, 2012 (3)
(in thousands)
Income (loss) from continuing operations	$31,641		$67,614		$(3,205)		$7,206		$788,240		$(27,463)
Income tax (benefit) expense	(2,319)		3,404		2,713		491		(197)		(207)
Loss (gain) on derivative instruments (1)	—		—		51		—		14		(1,635)
Loss on early extinguishment of debt (2)	—		—		9,047		—		—		—
Interest expense	29,635		32,057		17,685		1,811		75,200		59,183
Impairment of long-lived assets	—		—		—		—		91,599		—
Depreciation and amortization	67,774		67,752		41,450		6,588		33,409		39,888
Mastheads impairment	—		4,800		—		—		—		—
Adjusted EBITDA from continuing operations	$126,731	(a)	$175,627	(b)	$67,741	(c)	$16,096	(d)	$988,265	(e)	$69,766	(f)

(a)	Adjusted EBITDA for the year ended December 25, 2016 included net expenses of $29,091, comprised of transaction and project costs, non-cash compensation, and other expenses of $17,175, integration and reorganization costs of $8,352 and a $3,564 loss on the sale or disposal of assets.

(b)	Adjusted EBITDA for the year ended December 27, 2015 included net gain of $(13,566), comprised of transaction and project costs, non-cash compensation, and other expenses of $29,433, integration and reorganization costs of $8,052 and a $51,051 gain on the sale or disposal of assets.

(c)	Adjusted EBITDA for the year ended December 28, 2014 included net expenses of $21,673, comprised of transaction and project costs and other expenses of $17,405, integration and reorganization costs of $2,796 and a $1,472 loss on the sale or disposal of assets.

(d)	Adjusted EBITDA for the two months ended December 29, 2013 included net expenses of $4,828, comprised of transaction and project costs, non-cash compensation, and other expenses of $3,043, integration and reorganization costs of $1,758 and a $27 loss on the sale or disposal of assets.

(e)	Adjusted EBITDA for the ten months ended November 6, 2013 included net expenses of $(930,229), comprised of transaction and project costs, non-cash compensation, and other expenses of $(932,969), integration and reorganization costs of $1,577 and a $1,163 loss on the sale or disposal of assets.

Adjusted EBITDA also does not include $123 of EBITDA generated from our discontinued operations.

(f)	Adjusted EBITDA for the year ended December 30, 2012 included net expenses of $11,009, comprised of transaction and project costs, non-cash compensation, and other expenses of $5,378, integration and reorganization costs of $4,393 and a $1,238 loss on the sale or disposal of assets.

Adjusted EBITDA also does not include $255 of EBITDA generated from our discontinued operations.

(1)	Non-cash loss (gain) on derivative instruments is related to interest rate swap agreements which are financing related and are excluded from Adjusted EBITDA.

(2)	Non-cash write-off of deferred financing costs are similar to interest expense and amortization of financing fees and are excluded from Adjusted EBITDA.

(3)	The year ended December 30, 2012 included a 53rd week of operations for approximately 60% of the business.

	As of
	Successor Company				Predecessor Company
	December 25, 2016	December 27, 2015	December 28, 2014	December 29, 2013	December 30, 2012
(in thousands)
Balance Sheet Data:
Total assets	$1,336,030	$1,197,120	$817,574	$685,102	$468,047
Total long-term obligations, including current maturities	366,463	363,645	225,059	178,822	1,175,579
Stockholders’ equity (deficit)	754,973	647,073	484,127	395,362	(834,159)

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and notes to those statements appearing in this report. The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors under the heading “Risk Factors” and elsewhere in this report that could cause our actual future growth, results of operations, performance and business prospects and opportunities to differ materially from those expressed in, or implied by, such forward-looking statements. See “Cautionary Note Regarding Forward Looking Information” at the beginning of this report.

Overview

New Media Investment Group Inc. (“New Media,” “Company,” “us”, or “we”) is a company that owns, operates and invests in high-quality local media assets. We have a particular focus on owning and acquiring strong local media assets in small to mid-size markets. With our collection of assets, we focus on two large business categories; consumers and small to medium size businesses (“SMBs”).

Our portfolio of media assets today spans across 538 markets and 36 states. Our products include 631 community print publications, 538 websites and two yellow page directories. We reach over 20 million people per week and serve over 220,000 business customers.

We are focused on growing our consumer revenues primarily through our penetration into the local consumer market that values comprehensive local news and receives their news primarily from our products. We believe our rich local content, our strong media brands, and multiple platforms for delivering content will impact our reach into the local consumers leading to growth in subscription income. We also believe our focus on smaller markets will allow us to be a leading provider of valuable, unique local news to consumers in those markets. We believe that one result of our local consumer penetration in these smaller markets will be transaction revenues as we link consumers with local businesses. For our SMB business category, we focus on leveraging our strong local media brands, our in-market sales force and our high consumer penetration rates with a variety of products and services that we believe will help SMBs expand their marketing, advertising and other digital lead generation platforms. We also believe our strong position in our local markets will allow us to develop other products that will be of value to our SMBs in helping them run and grow their businesses.

Our business strategy is to be the preeminent provider of local news, information, advertising, and digital and business services in the markets we operate in today. We believe we will be able to grow our business organically through both our consumer and SMB strategies. We also plan to pursue strategic acquisitions of high-quality local media and digital marketing assets at attractive valuation levels. Finally, we intend to distribute a substantial portion of our free cash flow generated from operations or other sources as a dividend to stockholders through a quarterly dividend, subject to satisfactory financial performance and approval by our board of directors (the “Board of Directors” or “Board”) and dividend restrictions in the New Media Credit Agreement (as defined below). The Board of Directors’ determinations regarding dividends will depend on a variety of factors, including the Company’s U.S. generally accepted accounting principles (“GAAP”) net income, free cash flow generated from operations or other sources, liquidity position and potential alternative uses of cash, such as acquisitions, as well as economic conditions and expected future financial results.

Our focus on owning and operating leading local content oriented media properties in small to mid-size markets, we believe, puts us in a position to better execute on our strategy. We believe that being the leading provider of local news and information in the markets in which we operate, and distributing that content across multiple print and digital platforms, gives us an opportunity to grow our audiences and reach. Further, we believe our strong local media brands and our in-markets presence gives us the opportunity to expand our advertising and lead generation products with local business customers.

Central to this business strategy is our wholly-owned subsidiary Propel Business Services (“Propel”). We launched Propel in 2012 and have seen rapid growth since then. Revenues have grown from $1 million in 2012 to $53.0 million in 2016. We believe Propel, combined with our strong local brands and in-market sales force, is in a position to continue as a key component to our overall organic growth strategy.

The opportunity Propel aims to seize upon is as follows:

There are approximately 27.9 million SMBs in the U.S. according to the 2011 U.S. Census data. Of these, approximately 26.7 million have 20 employees or less.

Many of the owners and managers of these SMBs do not have the resources or expertise to navigate the fast evolving digital marketing sector, but are increasingly aware of the need to establish and maintain a digital presence in order to stay connected with current and future customers.

Propel is designed to offer a complete set of turn-key digital marketing and business services to SMBs that provide transparent results to the business owners. In a recent acquisition we acquired a turn-key proprietary software that enables SMB owners to run their own digital and contact marketing campaigns; Propel continues to evolve to meet the needs of the full spectrum of SMBs. Propel provides four broad categories of services: building businesses a presence, helping businesses to be located by consumers online, engaging with consumers, and growing their customer base. Similarly, GateHouse Live, our event production business, specializes in delivering world class events for the media industry.

We believe our local media properties and local sales infrastructure are uniquely positioned to sell these digital marketing and business services to local business owners and give us distinct advantages, including:

●	our strong and trusted local brands, with 85% of our daily newspapers having been publishing local content for more than 100 years;

●	our ability to market through our print and online properties, driving branding and traffic; and

●	our more than 1,400 local, direct, in-market sales professionals with long standing relationships with small businesses in the communities we serve.

Our core products include:

●	125 daily newspapers with total paid circulation of approximately 1.4 million;

●	314 weekly newspapers (published up to three times per week) with total paid circulation of approximately 315,000 and total free circulation of approximately 1.9 million;

●	124 “shoppers” (generally advertising-only publications) with total circulation of approximately 3.0 million;

●	538 locally focused websites, which extend our businesses onto the internet and mobile devices with approximately 224 million page views per month;

●	two yellow page directories, with a distribution of approximately 230,000, that cover a population of approximately 411,000 people;

●	68 business publication; and

●	Propel digital marketing and business services.

In addition to our core products, we also opportunistically produce niche publications that address specific local market interests such as recreation, sports, healthcare and real estate. We also have a number of local and regional business-oriented publications that provide relevant and actionable news and analysis.

Our advertising revenue tends to follow a seasonal pattern, with higher advertising revenue in months containing significant events or holidays. Accordingly, our first quarter and our third quarter, historically, are our weakest quarters of the year in terms of revenue. Correspondingly, our second and fourth fiscal quarters, historically, are our strongest quarters. We expect that this seasonality will continue to affect our advertising revenue in future periods.

We have experienced on-going declines in same store print advertising revenue streams and increased volatility of operating performance, despite our geographic diversity, well-balanced portfolio of products, broad customer base and reliance on smaller markets. We may experience additional declines and volatility in the future. These declines in print advertising revenue have come with the shift from traditional media to the internet for consumers and businesses. We believe our local advertising tends to be less sensitive to economic cycles than national advertising because local businesses generally have fewer advertising channels through which to reach their target audience. We are making investments in digital platforms, such as Propel, as well as online, and mobile applications, to support our print publications in order to capture this shift as witnessed by our digital advertising and business services revenue growth, which doubled between 2013 and 2015.

Our operating costs consist primarily of labor, newsprint, and delivery costs. Our selling, general and administrative expenses consist primarily of labor costs.

Compensation represents just over 40% of our operating expenses. Over the last few years, we have worked to drive efficiencies and centralization of work throughout our Company. Additionally, we have taken steps to cluster our operations thereby increasing the usage of facilities and equipment while increasing the productivity of our labor force. We expect to continue to employ these steps as part of our business and clustering strategy.

The Company’s operating segments (Eastern US Publishing, Central US Publishing, Western US Publishing and BridgeTower) are aggregated into one reportable business segment.

Industry

The newspaper industry and the Company have experienced declining same store revenue and profitability over the past several years. As a result, we have implemented, and continue to implement, plans to reduce costs and preserve cash flow. We have also invested in potential growth opportunities, primarily in the digital space. We believe the cost reductions and the new digital initiatives will provide the appropriate capital structure and financial resources necessary to invest in the business and ensure our future success and provide sufficient cash flow to enable us to meet our commitments for the next year.

General economic conditions, including declines in consumer confidence, high unemployment levels in certain local markets, declines in real estate values, and other trends, have also impacted the markets in which we operate. Additionally, media companies continue to be impacted by the migration of consumers and businesses to an internet and mobile-based, digital medium. These conditions may continue to negatively impact print advertising and other revenue sources as well as increase operating costs in the future, even after an economic recovery. We expect that we will have adequate capital resources and liquidity to meet our working capital needs, borrowing obligations and all required capital expenditures for at least the next twelve months.

We periodically perform testing for impairment of goodwill and newspaper mastheads in which the fair value of our reporting units for goodwill impairment testing and individual newspaper mastheads are estimated using the expected present value of future cash flows and recent industry transaction multiples, using estimates, judgments and assumptions, that we believe are appropriate in the circumstances. Should general economic, market or business conditions decline, and have a negative impact on estimates of future cash flow and market transaction multiples, we may be required to record additional impairment charges in the future.

Management Agreement

On November 26, 2013, New Media entered into the Management Agreement pursuant to which the Manager manages the operations of New Media. The annual management fee is 1.50% of New Media’s Total Equity (as defined in the Management Agreement), and the Manager is eligible to receive incentive compensation. On March 6, 2015, the Company’s independent directors on the Board approved an amendment to the Management Agreement. See Note 16 “Related Party Transactions” to the consolidated financial statements for further discussion.

We recognized $9.8 million, $9.4 million, and $5.6 million for management fees and $9.6 million, $30.3 million, and $0.1 million for incentive compensation within selling, general and administrative expense on the consolidated statements of operations and comprehensive income (loss) and $7.2 million, $9.9 million, and $4.4 million in management fees and $25.3 million, $8.9 million, and $0 in incentive compensation was paid to Fortress during the years ended December 25, 2016, December 27, 2015 and December 28, 2014, respectively.

Acquisitions

On February 28, 2014, we completed the acquisition of five publications from Freedom Communications for a total purchase price of $7.9 million, including working capital. The acquisition included two daily and three weekly publications serving Southern California with an aggregate circulation of approximately 56,000.

On June 30, 2014, we completed two acquisitions of 20 publications with a total purchase price of $15.9 million, including working capital. The acquisitions included six daily, ten weekly publications, and four shoppers serving areas of Texas, Oklahoma, Kansas and Virginia with an aggregate circulation of approximately 54,000.

On September 3, 2014, we completed the acquisition of The Providence Journal with a total purchase price of $48.7 million, including working capital. The acquisition included one daily and two weekly publications serving areas of Rhode Island with a daily circulation of approximately 72,000 and 96,000 on Sunday.

On December 1, 2014, we completed the acquisition of Foster’s Daily Democrat along with other publications and related assets for $5.4 million in cash, including working capital, from the Foster family. The publications are located around Dover, NH, and the daily newspaper has a circulation of approximately 12,000.

On January 9, 2015, we completed the acquisition of substantially all of the assets from Halifax Media Group for an aggregate purchase price of $285.4 million, including working capital and net of assumed debt. The acquisition included 24 daily publications, thirteen weekly publications, and five shoppers serving areas of Alabama, Florida, Louisiana, Massachusetts, North Carolina, and South Carolina with a daily circulation of approximately 635,000 and 752,000 on Sunday.

On March 18, 2015, we completed the acquisition of the assets of Stephens Media, LLC (“Stephens Media”) for an aggregate purchase price of $110.8 million, including working capital. The acquisition included nine daily newspapers, 35 weekly publications and fifteen shoppers serving communities throughout the United States with a combined average daily circulation of approximately 221,000 and 244,000 on Sunday.

On June 15, 2015 and September 23, 2015, we acquired substantially all the assets, properties and business of publishing/ operating certain newspapers for an aggregate purchase price of $52.0 million, including working capital. The acquisitions included two daily newspapers, 28 weekly publications, and two shoppers serving Central Ohio and Southern Michigan.

During 2016, we acquired substantially all the assets and assumed substantially all the liabilities of certain businesses, which included 68 niche publications, seven daily newspapers, seven weekly publications, eleven shoppers, and digital platforms for an aggregate purchase price of $136.0 million, including estimated working capital.

Dispositions

On December 10, 2015, we completed the sale of the Las Vegas Review-Journal and related publications (“Review-Journal”) (initially acquired in the Stephens Media acquisition) which are located in Las Vegas, Nevada for an aggregate sale price of $140.0 million plus working capital adjustment of $1.0 million. As a result, a gain of $57.0 million was included in (gain) loss on sale or disposal of assets on the consolidated statement of operations and comprehensive income (loss) during the year ended December 27, 2015.

Subsequent Events

Acquisitions

On January 31, 2017, the Company completed the acquisition of substantially all of the assets of the Wooster Republican Printing Company (“WRPC”) for $21.2 million in cash, plus working capital. We funded the acquisition with cash on hand. The publishing division of WRPC is comprised of five daily and eighteen weekly publications across northeastern Ohio with an average daily circulation of over 69,000.

Dispositions

On January 31, 2017, the Company announced the sale of the Medford, Oregon Mail Tribune and related assets for an aggregate sale price of $15.0 million, plus working capital. This sale is expected to close in the first quarter of 2017.

Debt

On December 30, 2016, the Company paid the outstanding balance under the Advantage Florida Debt in the amount of $10.0 million with cash on hand.

Dividends

On February 21, 2017, the Company announced a fourth quarter 2016 cash dividend of $0.35 per share of common stock, par value $0.01 per share, of New Media (“New Media Common Stock” or our “Common Stock”). The dividend will be paid on March 16, 2017, to shareholders of record as of the close of business on March 8, 2017.

Critical Accounting Policy Disclosure

The preparation of financial statements in conformity with GAAP requires management to make decisions based on estimates, assumptions and factors it considers relevant to the circumstances. Such decisions include the selection of applicable principles and the use of judgment in their application, the results of which could differ from those anticipated.

Business Combinations

The Company accounts for acquisitions in accordance with the provisions of Accounting Standards Codification (“ASC”) 805 “Business Combinations” (“ASC 805”). ASC 805 provides guidance for recognition and measurement of identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree at fair value. In a business combination, the assets acquired, liabilities assumed and noncontrolling interest in the acquiree are recorded as of the date of acquisition at their respective fair values with limited exceptions. Any excess of the purchase price (consideration transferred) over the estimated fair values of net assets acquired is recorded as goodwill. Transaction costs are expensed as incurred. The operating results of the acquired business are reflected in the Company’s consolidated financial statements after the date of the acquisition.

Goodwill and Long-Lived Assets

The application of the purchase method of accounting for business combinations requires the use of significant estimates and assumptions in the determination of the fair value of assets and liabilities in order to properly allocate the purchase price consideration or enterprise value between assets that are depreciated and amortized from goodwill. Our estimates of the fair values of assets and liabilities are based upon assumptions believed to be reasonable, and when appropriate, include assistance from independent third-party valuation firms. Refer to Note 2, “Acquisitions and Dispositions” of the consolidated financial statements.

We have a significant amount of goodwill. Goodwill at December 25, 2016 was $228.0 million. We assess the potential impairment of goodwill and intangible assets with indefinite lives on an annual basis as of the end of our second fiscal quarter in accordance with the provisions of Financial Accounting Standards Board (“FASB”) ASC Topic 350 “Intangibles—Goodwill and Other.” We perform our impairment analysis on each of our reporting units. The Company has the option to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company elects to perform a qualitative assessment and concludes it is not more likely than not that the fair value of the reporting unit is less than its carrying value, no further assessment of that reporting unit’s goodwill is necessary; otherwise goodwill must be tested for impairment using a two-step process. The reporting units have discrete financial information and are regularly reviewed by management. The fair value of the applicable reporting unit is compared to its carrying value. Calculating the fair value of a reporting unit requires us to make significant estimates and assumptions. We estimate fair value by applying third-party market value indicators to projected cash flows and/or projected earnings before interest, taxes, depreciation, and amortization. In applying this methodology, we rely on a number of factors, including current operating results and cash flows, expected future operating results and cash flows, future business plans, and market data. If the carrying value of the reporting unit exceeds the estimate of fair value, we calculate the impairment as the excess of the carrying value of goodwill over its implied fair value.

We account for long-lived assets in accordance with the provisions of ASC Topic 360, “Property, Plant and Equipment”. We assess the recoverability of our long-lived assets, including property, plant and equipment and definite lived intangible assets, whenever events or changes in business circumstances indicate the carrying amount of the assets, or related group of assets, may not be fully recoverable. Factors leading to impairment include significant under-performance relative to historical or projected results, significant changes in the manner of use of the acquired assets or the strategy for our overall business and significant negative industry or economic trends. The assessment of recoverability is generally based on management’s estimates by comparing the sum of the estimated undiscounted cash flows generated by the underlying asset, or other appropriate grouping of assets, to its carrying value to determine whether an impairment existed at its lowest level of identifiable cash flows. However, in some cases the market approach is used to estimate the fair value, particularly when there is a change in the use of an asset. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment is recognized to the extent the carrying value of such asset exceeds its fair value.

The fair values of our reporting units for goodwill impairment testing and individual newspaper mastheads are estimated using the expected present value of future cash flows, recent industry transaction multiples and using estimates, judgments and assumptions that management believes are appropriate in the circumstances.

The sum of the fair values of the reporting units are reconciled to our current market capitalization (based upon the stock market price) plus an estimated control premium.

Significant judgment is required in determining the fair value of our goodwill and long-lived assets to measure impairment, including the determination of multiples of revenue and Adjusted EBITDA and future earnings projections. The estimates and judgments that most significantly affect the future cash flow estimates are assumptions related to revenue, and in particular, potential changes in future advertising (including the impact of economic trends and the speed of conversion of advertising and readership to online products from traditional print products); trends in newsprint prices; and other operating expense items.

We performed annual impairment testing of goodwill and indefinite lived intangible assets during the second quarter of 2016, 2015 and 2014. Additionally, we performed impairment testing of goodwill and indefinite lived intangibles during the fourth quarter of 2015 due to operational management changes. See Note 6 to the consolidated financial statements “Goodwill and Intangible Assets,” for a discussion of the impairment charges taken.

Newspaper mastheads (newspaper titles) are not subject to amortization and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of each group of mastheads with their carrying amount. We used a relief from royalty approach which utilizes a discounted cash flow model to determine the fair value of each newspaper masthead. Our judgments and estimates of future operating results in determining the reporting unit fair values are consistently applied in determining the fair value of mastheads. We performed impairment tests on newspaper mastheads as of June 26, 2016, December 27, 2015, June 28,

2015 and June 29, 2014. See Note 6 to the consolidated financial statements, “Goodwill and Intangible Assets,” for a discussion of the impairment charges taken.

Intangible assets subject to amortization (primarily advertiser and subscriber lists) are tested for recoverability whenever events or change in circumstances indicate that their carrying amounts may not be recoverable. The carrying amount of each asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of such asset group. There were no indicators of impairment on the intangible assets subject to amortization in 2015 or 2016.

The newspaper industry and the Company have experienced declining same store revenue and profitability over the past several years. Should general economic, market or business conditions decline, and have a negative impact on estimates of future cash flow and market transaction multiples, we may be required to record additional impairment charges in the future.

Revenue Recognition

Advertising revenue is recognized upon publication of the advertisement. Circulation revenue from subscribers is billed to customers at the beginning of the subscription period and is recognized on a straight-line basis over the term of the related subscription. Circulation revenue from single copy sales is recognized based on date of publication, net of provisions for related returns. Revenue for commercial printing is recognized upon delivery. Directory revenue is recognized on a straight-line basis over the period in which the corresponding directory is distributed.

Income Taxes

We account for income taxes under the provisions of ASC Topic 740, “Income Taxes” (“ASC 740”). Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using tax rates in effect for the year in which the differences are expected to affect taxable income. The assessment of the realizability of deferred tax assets involves a high degree of judgment and complexity. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are expected to be realized. When we determine that it is more likely than not that we will be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would be made and reflected either in income or as an adjustment to goodwill. This determination will be made by considering various factors, including our expected future results, that in our judgment will make it more likely than not that these deferred tax assets will be realized.

FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109” and now codified as ASC 740. ASC 740 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. Under ASC 740, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values.

Pension and Postretirement Liabilities

ASC Topic 715, “Compensation—Retirement Benefits” requires recognition of an asset or liability in the consolidated balance sheet reflecting the funded status of pension and other postretirement benefit plans such as retiree health and life, with current-year changes in the funded status recognized in the statement of stockholders’ equity.

The determination of pension plan obligations and expense is based on a number of actuarial assumptions. Two critical assumptions are the expected long-term rate of return on plan assets and the discount rate applied to pension plan obligations. For other postretirement benefit plans, which provide for certain health care and life insurance benefits for qualifying retired employees and which are not funded, critical assumptions in determining other postretirement benefit obligations and expense are the discount rate and the assumed health care cost-trend rates.

Our two pension plans have assets valued at $57.3 million as of December 25, 2016 and the plans’ benefit obligation is $78.3 million resulting in the plans being 73% funded.

To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets, input from the actuaries and investment consultants, and long-term inflation assumptions. We used an assumption of 7.6% for our expected return on pension plan assets for 2016. If we were to reduce our rate of return by 50 basis points then the expense for 2016 would have increased approximately $0.3 million.

The assumed health care cost-trend rate also affects other postretirement benefit liabilities and expense. A 100 basis point increase in the health care cost trend rate would result in an increase of approximately $0.4 million in the December 25, 2016 postretirement benefit obligation and a 100 basis point decrease in the health care cost trend rate would result in a decrease of approximately $0.3 million in the December 25, 2016 postretirement benefit obligation.

Self-Insurance Liability Accruals

We maintain self-insured medical and workers’ compensation programs. We purchase stop loss coverage from third parties which limits our exposure to large claims. We record a liability for healthcare and workers’ compensation costs during the period in which they occur as well as an estimate of incurred but not reported claims.

Results of Operations

The following table summarizes our historical results of operations for New Media for the years ended December 25, 2016, December 27, 2015, and December 28, 2014. References to “same store” results take into account material acquisitions and divestitures of the Company by adjusting prior year performance to include or exclude financial results as if the Company had owned or divested a business for the comparable period. The results of several acquisitions (“tuck-in acquisitions”) were funded from the Company’s available cash and are not considered material.

	Year Ended December 25, 2016	Year Ended December 27, 2015	Year Ended December 28, 2014
(in thousands)
Revenues:
Advertising	$684,900	$696,696	$385,399
Circulation	421,497	378,263	195,661
Commercial printing and other	148,959	120,856	71,263
Total revenues	1,255,356	1,195,815	652,323
Operating costs and expenses:
Operating costs	699,312	656,555	368,420
Selling, general, and administrative	414,983	406,282	211,829
Depreciation and amortization	67,774	67,752	41,450
Integration and reorganization costs	8,352	8,052	2,796
Loss (gain) on sale or disposal of assets	3,564	(51,051)	1,472
Mastheads impairment	—	4,800	—
Operating income	61,371	103,425	26,356
Interest expense	29,635	32,057	17,685
Loss on early extinguishment of debt	—	—	9,047
Other expense	2,414	350	116
Income (loss) before income taxes	29,322	71,018	(492)
Income tax (benefit) expense	(2,319)	3,404	2,713
Net income (loss)	$31,641	$67,614	$(3,205)

Year Ended December 25, 2016 Compared To Year Ended December 27, 2015

Revenue. Total revenue for the year ended December 25, 2016 increased by $59.5 million, or 5.0%, to $1,255.3 million from $1,195.8 million for the year ended December 27, 2015. The increase in total revenue was comprised of a $43.2 million, or 11.4%, increase in circulation revenue and a $28.1 million, or 23.3%, increase in commercial printing and other revenue which was partially offset by an $11.8 million, or $1.7%, decrease in advertising revenue. The increase in revenue of $59.5 million includes revenues from our Dolan, LLC, Times Publishing Company, Columbus Dispatch, Stephens Media (excluding the Review-Journal, which was subsequently divested) and Halifax Media Group acquisitions of $82.1 million, which is comprised of $42.4 million from advertising, $32.0 million from circulation and $7.7 million from commercial printing and other.

Same store revenue for the year ended December 25, 2016 decreased by $32.8 million, or 2.5%, from the year ended December 27, 2015. The decrease in same store revenue was comprised of a $63.0 million, or 8.4%, decrease in same store advertising revenue, which was partially offset by a $10.2 million, or 2.5%, increase in same store circulation revenue and a $20.0 million, or 15.6%, increase in same store commercial printing and other revenue. Same store advertising revenue declines were primarily driven by declines on the print side of our business in the local retail and preprint categories due to secular pressures and a continuing uncertain economic environment. These secular trends and economic conditions have also led to a decline in our print circulation volumes, which have been more than offset by price increases in select locations. The majority of the increase in same store commercial printing and other revenue is due to Propel and events revenue.

Operating Costs. Operating costs for the year ended December 25, 2016 increased by $42.8 million, or 6.5%, to $699.3 million from $656.5 million for the year ended December 27, 2015. Operating costs include costs from all acquisitions (excluding the Review-Journal, which was subsequently divested) of $67.1 million, which were partially offset by a $24.3 million decrease in the costs related to the remaining operations. This decline in operating costs related to the remaining operations was primarily due to a decrease in compensation, newsprint and ink, hauling and delivery, and postage expenses of $10.2 million, $8.0 million, $4.8 million, and $1.7 million, respectively.

Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 25, 2016 increased by $8.7 million, or 2.1%, to $415.0 million from $406.3 million for the year ended December 27, 2015. The increase of $8.7 million includes selling, general and administrative expenses from all acquisitions (excluding the Review-Journal, which was subsequently divested) of $40.8 million, which were partially offset by a $32.1 million decrease in the costs related to the remaining operations. This decline in selling, general and administrative expenses related to the remaining operations was primarily due to a decrease in outside services, compensation, building maintenance, postage, and supplies expenses of $22.2 million, $6.8 million, $1.3 million, $0.7 million, and $0.5 million, respectively.

Integration and Reorganization Costs. During the year ended December 25, 2016 and December 27, 2015, we recorded integration and reorganization costs of $8.4 million and $8.1 million, respectively, primarily resulting from severance costs related to acquisition-related synergies and the continued consolidation of our operations resulting from ongoing implementation of our plans to reduce costs and preserve cash flow, including a voluntary severance offer in September 2016.

Loss (Gain) on Sale or Disposal of Assets. The loss on sale or disposal of assets for the year ended December 25, 2016 is $3.6 million. The gain on sale or disposal of assets for the year ended December 27, 2015 is primarily comprised of a gain on sale of the Review-Journal of $57.1 million, which is partially offset by losses on sales or disposal of less significant assets of $6.0 million.

Mastheads Impairment. During the year ended December 27, 2015 we recorded a $4.8 million impairment on our mastheads due to declines in revenue projections and reductions in certain groups’ royalty rates. There were no such charges during the year ended December 25, 2016.

Interest Expense. Interest expense for the year ended December 25, 2016 decreased by $2.4 million to $29.6 million from $32.0 million for the year ended December 27, 2015. The decrease in interest expense was primarily due to the write-off of deferred financing costs in 2015, related to the 2015 Incremental Revolver (as defined below), and a decrease in our total outstanding debt.

Other Expense. During the year ended December 25, 2016 we recorded a $1.9 million expense for equity in loss of an equity method investment and a $0.9 million impairment charge to a cost method investment to other expense. There were no such charges during the year ended December 27, 2015.

Income Tax (Benefit) Expense. During the year ended December 25, 2016 and December 27, 2015, we recorded an income tax benefit of $2.3 million and an income tax expense of $3.4 million, respectively. The increase in income tax benefit is primarily due to the discrete income tax benefit recognized during the year ended December 25, 2016, attributable to the release of a portion of the valuation allowance as deferred tax assets were utilized to offset deferred tax liabilities of two acquired entities.

Net Income (Loss). Net income for the year ended December 25, 2016 and December 27, 2015 was $31.6 million and $67.6 million, respectively. Our net income decreased due to the factors noted above.

Year Ended December 27, 2015 Compared To Year Ended December 28, 2014

Revenue. Total revenue for the year ended December 27, 2015 increased by $543.5 million, or 83.3%, to $1,195.8 million from $652.3 million for the year ended December 28, 2014. The increase in total revenue was comprised of a $311.3 million, or 80.8%, increase in advertising revenue, a $182.6 million, or 93.3%, increase in circulation revenue, and a $49.6 million, or 69.6%, increase in commercial printing and other revenue, which includes a $13.0 million, or 71%, increase in digital revenue primarily attributable to Propel. The increase in revenue of $543.5 million includes revenues from our Columbus Dispatch, Stephens Media, Halifax Media Group, and The Providence Journal acquisitions of $552.1 million, which is comprised of $323.1 million from advertising, $180.1 million from circulation, and $48.9 million from commercial printing and other.

Same store revenue for the year ended December 27, 2015 decreased by $48.4 million, or 3.9%. The decrease in same store revenue was comprised of a $45.4 million, or 6.1%, decrease in advertising revenue and a $4.7 million, or 3.8%, decrease in commercial printing and other revenue, which was offset by a $1.7 million, or 0.5%, increase in circulation revenue. Same store advertising revenue declines were primarily driven by declines on the print side of our business in the local retail and preprint categories due to secular pressures and a continuing uncertain economic environment. These secular trends and economic conditions have also led to a decline in our print circulation volumes, which have been partially offset by price increases in select locations. The $4.7 million decrease in commercial printing and other revenue is due in part to a decrease in commercial printing of $9.3 million, primarily due to the acquisition of commercial print customers, which is partially offset by an increase in Propel revenue.

Operating Costs. Operating costs for the year ended December 27, 2015 increased by $288.1 million, or 78.2%, to $656.5 million from $368.4 million for the year ended December 28, 2014. The increase in operating costs of $288.1 million includes operating costs from all acquisitions of $301.0 million, which were partially offset by a $12.9 million decrease in the costs related to the remaining operations. This decline in operating costs related to the remaining operations was primarily due to a decrease in newsprint, hauling and delivery, and postage expenses of $6.2 million, $5.2 million, and $1.4 million, respectively.

Selling, General and Administrative. Selling, general and administrative expenses for the year ended December 27, 2015 increased by $194.5 million, or 91.8%, to $406.3 million from $211.8 million for the year ended December 28, 2014. The increase of $194.5 million includes selling, general and administrative expenses from all acquisitions of $169.7 million. The additional $24.8 million increase in selling, general and administrative expenses was primarily due to a $34.0 million increase in management and incentive fees, which was partially offset by a decrease in professional and consulting fees, compensation, postage, repairs and maintenance, and hauling and delivery expenses of $4.6 million, $3.7 million, $0.4 million, $0.3 million, and $0.1 million, respectively.

Integration and Reorganization Costs. During the year ended December 27, 2015 and December 28, 2014, we recorded integration and reorganization costs of $8.1 million and $2.8 million, respectively, primarily resulting from severance costs related to acquisition-related synergies and the continued consolidation of our operations resulting from our ongoing implementation of our plans to reduce costs and preserve cash flow.

(Gain) Loss on Sale or Disposal of Assets. The gain on sale or disposal of assets for the year ended December 27, 2015 is primarily comprised of a gain on sale of the Review-Journal of $57.1 million, which is partially offset by losses on sales or disposal of less significant assets of $6.0 million.

Mastheads Impairment. During the year ended December 27, 2015 we recorded a $4.8 million impairment on our mastheads due to declines in revenue projections and reductions in certain groups’ royalty rates. There were no such charges during the year ended December 28, 2014.

Interest Expense. Interest expense for the year ended December 27, 2015 increased by $14.4 million to $32.0 million from $17.6 million for the year ended December 28, 2014. The increase in interest expense was primarily due to the increase in our total outstanding debt and the write-off of deferred financing costs related to the 2015 Incremental Revolver (as defined below).

Loss on Early Extinguishment of Debt. During the year ended December 28, 2014 we recorded a loss of $9.0 million due to the early extinguishment of long-term debt. There were no such charges during the year ended December 27, 2015.

Income Tax Expense (Benefit). During the year ended December 27, 2015, we recorded an income tax expense of $3.4 million related to a deferred tax liability for indefinite-lived assets where book basis exceeded tax basis, alternative minimum tax and state taxes. During the year ended December 28, 2014, we recorded an income tax expense of $2.7 million related to a deferred tax liability for indefinite-lived assets where book basis exceeded tax basis.

Net Income (Loss). Net income for the year ended December 27, 2015 was $67.6 million and net loss for the year ended December 28, 2014 was $3.2 million. Our net income from continuing operations increased due to the factors noted above.

Liquidity and Capital Resources

Our primary cash requirements are for working capital, debt obligations and capital expenditures. We have no material outstanding commitments for capital expenditures. We expect our 2017 capital expenditures to total between $11.0 million and $13.0 million. The 2017 capital expenditures will be primarily comprised of projects related to the consolidation of print operations and system upgrades. For more information on our long term debt and debt service obligations, see Note 9 “Indebtedness” of the consolidated financial statements. Our principal sources of funds have historically been, and are expected to be, cash provided by operating activities.

As a holding company, we have no operations of our own and accordingly we have no independent means of generating revenue, and our internal sources of funds to meet our cash needs, including payment of expenses, are dividends and other permitted payments from our subsidiaries.

We expect to fund our operations through cash provided by our subsidiaries’ operating activities, the incurrence of debt or the issuance of additional equity securities. We expect that we will have adequate capital resources and liquidity to meet its working capital needs, borrowing obligations and all required capital expenditures for at least the next twelve months.

Our leverage may adversely affect our business and financial performance and restrict our operating flexibility. The level of our indebtedness and our on-going cash flow requirements may expose us to a risk that a substantial decrease in operating cash flows due to, among other things, continued or additional adverse economic developments or adverse developments in our business, could make it difficult for us to meet the financial and operating covenants contained in our credit facilities. In addition, our leverage may limit cash flow available for general corporate purposes such as capital expenditures and our flexibility to react to competitive, technological and other changes in our industry and economic conditions generally.

Cash Flows

The following table summarizes our historical cash flows.

	Year Ended December 25, 2016	Year Ended December 27, 2015	Year Ended December 28, 2014
(in thousands)
Net cash provided by operating activities	$98,361	$115,319	$41,446
Net cash used in investing activities	(144,833)	(298,698)	(81,603)
Net cash provided by financing activities	72,080	206,308	132,055

Cash Flows from Operating Activities. Net cash provided by operating activities for the year ended December 25, 2016 was $98.4 million. The net cash provided by operating activities resulted from depreciation and amortization of $67.8 million, net income of $31.6 million, a loss on the sale or disposal of assets of $3.6 million, non-cash interest expense of $2.8 million, a non-cash charge to investments of $2.8 million, and non-cash compensation expense of $2.4 million, partially offset by a net decrease in cash provided by working capital of $7.4 million, an increase in the deferred income tax benefit of $2.9 million, and an increase funding of pension and other post-retirement obligations of $2.3 million. The decrease in cash provided by working capital primarily resulted from a decrease in accrued expenses, which was partially offset by a decrease in accounts receivable.

Net cash provided by operating activities for the year ended December 27, 2015 was $115.3 million. The net cash provided by operating activities resulted from net income of $67.6 million, depreciation and amortization of $67.8 million, a net increase in cash provided by working capital of $21.9 million, an impairment of mastheads of $4.8 million, non-cash interest expense of $2.8 million, non-cash compensation expense of $1.3 million, and an increase in deferred income taxes of $1.2 million, partially offset by a gain on the sale or disposal of assets of $51.1 million and an increase funding of pension and other post-retirement obligations of $1.0 million. The increase in cash provided by working capital primarily resulted from an increase in accrued expenses, which was partially offset by a decrease in accounts payable.

Net cash provided by operating activities for the year ended December 28, 2014 was $41.4 million. The net cash provided by operating activities resulted from depreciation and amortization of $41.5 million, a non-cash loss on early extinguishment of debt of $5.9 million, deferred income taxes of $2.8 million, loss on the sale of assets of $1.5 million, and non-cash interest expense of $1.8 million, partially offset by a net decrease in cash provided by working capital of $7.3 million, a net loss of $3.2 million, and an increase funding of pension and other post-retirement obligations of $1.6 million. The decrease in cash provided by working capital primarily resulted from a decrease in accounts payable and accrued expenses.

Cash Flows from Investing Activities. Net cash used in investing activities for the year ended December 25, 2016 was $144.8 million. During the year ended December 25, 2016, we used $137.5 million, net of cash acquired, for acquisitions and $10.6 million for capital expenditures, which was partially offset by $3.3 million received from the sale of publications and other assets.

Net cash used in investing activities for the year ended December 27, 2015 was $298.7 million. During the year ended December 27, 2015, we used $431.1 million, net of cash acquired, for acquisitions and $10.2 million for capital expenditures, which was offset by $142.6 million received from the sale of publications and other assets.

Net cash used in investing activities for the year ended December 28, 2014 was $81.6 million. During the year ended December 28, 2014, we used $77.6 million, net of cash acquired, for acquisitions and $5.0 million for capital expenditures, which was offset by $1.0 million received from the sale of publications and other assets.

Cash Flows from Financing Activities. Net cash provided by financing activities for the year ended December 25, 2016 was $72.1 million due to the issuance of common stock of $135.8 million from the public offering, net of underwriters’ discount and offering costs, which was offset by the payment of dividends of $59.8 million, repayments under term loans of $3.5 million, and a $0.4 million purchase of treasury stock.

Net cash provided by financing activities for the year ended December 27, 2015 was $206.3 million due to the issuance of common stock of $149.5 million from the public offering, net of underwriters’ discount and offering costs, borrowings under term loans of $122.9 million, and borrowings under the revolving credit facility of $99.0 million, which were offset by repayments under the revolving credit facility of $104.0 million, payment of dividends of $57.4 million, repayments under term loans of $3.1 million, and the payment of debt issuance costs of $0.6 million.

Net cash provided by financing activities for the year ended December 28, 2014 was $132.1 million due to borrowings under term loans of $217.8 million, the issuance of common stock of $115.7 million from the public offering, net of underwriters’ discount and offering costs, and borrowings under the revolving credit facility of $24.1 million, which were offset by repayments under term loans of $158.6 million, repayments under the revolving credit facility of $44.1 million, payment of dividends of $18.2 million, and the payment of debt issuance costs of $4.6 million.

Changes in Financial Position

The discussion that follows highlights significant changes in our financial position and working capital from December 27, 2015 to December 25, 2016.

Restricted Cash. Restricted cash decreased $3.6 million from December 27, 2015 to December 25, 2016, which primarily relates to our reduction of standby letters of credit in the name of our insurers that were fully collateralized with cash.

Accounts Receivable. Accounts receivable increased $1.9 million from December 27, 2015 to December 25, 2016, which primarily relates to $17.0 million of assets acquired in the year ended December 25, 2016, which was partially offset by the timing of cash collections and lower same store revenue recognized in 2016 compared to 2015.

Inventory. Inventory increased $2.4 million from December 27, 2015 to December 25, 2016, which relates primarily to inventory assets acquired in the year ended December 25, 2016.

Prepaid Expenses. Prepaid expenses increased $4.2 million from December 27, 2015 to December 25, 2016, which relates primarily to acquisitions in the year ended December 25, 2016 and the timing of payments.

Other Current Assets. Other current assets increased $7.9 million from December 27, 2015 to December 25, 2016, primarily due to increased collateral required by our insurers in accordance with certain insurance policies.

Property, Plant, and Equipment. Property, plant, and equipment decreased $3.5 million from December 27, 2015 to December 25, 2016, of which $47.2 million relates to depreciation and $3.3 million relates to assets sold or disposed of, which was partially offset by $36.1 million of assets acquired and $10.6 million of capital expenditures.

Goodwill. Goodwill increased $56.8 million from December 27, 2015 to December 25, 2016, which primarily relates to acquisitions in the year ended December 25, 2016.

Intangible Assets. Intangible assets increased $47.9 million from December 27, 2015 to December 25, 2016, of which $69.5 million relates to acquisitions in the year ended December 25, 2016, which was offset by $20.6 million of amortization and $1.0 million from the sale of intangible assets.

Other Assets. Other assets decreased $0.8 million from December 27, 2015 to December 25, 2016, which relates to a reduction due to losses on equity investments of $2.8 million and $2.4 million of assets sold or disposed of, which was partially offset by $5.6 million of assets acquired in the year ended December 25, 2016.

Current Portion of Long-term Debt. Current portion of long-term debt increased $10.9 million from December 27, 2015 to December 25, 2016, due to $10.0 million of debt that was assumed in the Halifax acquisition in 2015 that is due December 31, 2016 and the increase in the current portion of long-term debt related to the New Media Credit Agreement (as defined below) of $0.9 million.

Accounts Payable. Accounts payable increased $10.6 million from December 27, 2015 to December 25, 2016, which relates primarily to acquisitions in the year ended December 25, 2016 and the timing of vendor payments.

Accrued Expenses. Accrued expenses decreased $16.8 million from December 27, 2015 to December 25, 2016, which primarily relates to a decrease in the management and incentive fee accrual of $13.1 million, a decrease in accrued taxes of $2.0 million, and a decrease in accrued restructuring of $1.0 million.

Deferred Revenue. Deferred revenue increased $15.7 million from December 27, 2015 to December 25, 2016, which relates primarily to acquisitions in the year ended December 25, 2016.

Long-term Debt. Long-term debt decreased $11.4 million from December 27, 2015 to December 25, 2016, due to a $10.9 million reclassification from long-term debt to current portion of long-term debt and a repayment of long-term debt of $3.5 million, which was partially offset by $2.8 million of non-cash interest expense.

Long-term Liabilities, Less Current Portion. Long-term liabilities, less current portion increased $3.4 million from December 27, 2015 to December 25, 2016, which relates primarily to acquisitions in the year ended December 25, 2016.

Deferred Income Taxes. Deferred income taxes increased $3.8 million from December 27, 2015 to December 25, 2016, which primarily relates to an increase in the deferred tax liability for indefinite-lived intangible assets.

Pension and Other Postretirement Benefit Obligations. Pension and other postretirement benefit obligations increased $14.9 million from December 27, 2015 to December 25, 2016, which relates primarily to pension liabilities assumed in the Times Publishing Company acquisition in the year ended December 25, 2016.

Additional Paid-in Capital. Additional paid-in capital increased $137.5 million from December 27, 2015 to December 25, 2016, which resulted primarily from the issuance of common stock from the public offering of $134.8 million and $2.4 million from non-cash compensation expense.

Retained Earnings. Retained earnings decreased $28.5 million from December 27, 2015 to December 25, 2016, due to dividends of $60.1 million, which was partially offset by net income of $31.6 million.

Indebtedness

GateHouse Credit Facilities—terminated June 4, 2014

The Revolving Credit, Term Loan and Security Agreement (the “First Lien Credit Facility”) dated November 26, 2013 by and among GateHouse Media, LLC formerly known as GateHouse Media, Inc. (“GateHouse” or “Predecessor”), GateHouse Media Intermediate Holdco, LLC formerly known as GateHouse Media Intermediate Holdco, Inc. (“GMIH”), certain wholly-owned subsidiaries of GMIH, all of which are wholly owned subsidiaries of New Media (collectively with GMIH and GateHouse, the “Loan Parties”), PNC Bank, National Association, as the administrative agent, Crystal Financial LLC, as term loan B agent, and each of the lenders party thereto provided for (i) a term loan A in the aggregate principal amount of $25 million, (ii) a term loan B in the aggregate principal amount of $50 million, and (iii) a revolving credit facility in an aggregate principal amount of up to $40 million. The Term Loan and Security Agreement (the “Second Lien Credit Facility” and together with the First Lien Credit Facility, the “GateHouse Credit Facilities”) dated November 26, 2013 by and among the Loan Parties, Mutual Quest Fund and each of the lenders party thereto provided for a term loan in an aggregate principal amount of $50 million. The GateHouse Credit Facilities were secured by a first and second priority security interest in substantially all the assets of the Loan Parties.

The GateHouse Credit Facilities imposed upon GateHouse certain financial and operating covenants, including, among others, requirements that GateHouse satisfy certain financial tests, including a minimum fixed charge coverage ratio of not less than 1.0 to 1.0, a maximum leverage ratio of not greater than 3.25 to 1.0, a minimum EBITDA and a limitation on capital expenditures, and restrictions on GateHouse’s ability to incur additional debt, incur liens and encumbrances, consolidate, amalgamate or merge with any other person, pay dividends, dispose of assets, make certain restricted payments, engage in transactions with affiliates, materially alter the business it conducts and take certain other corporate actions.

The GateHouse Credit Facilities were paid in full on June 4, 2014.

Local Media Credit Facility—terminated June 4, 2014

Certain subsidiaries of Local Media Group Holdings LLC (“Local Media Parent”) (together, the “Borrowers”) and Local Media Parent entered into a Credit Agreement, dated as of September 3, 2013, with a syndicate of financial institutions with Credit Suisse AG, Cayman Islands Branch, as administrative agent (the “Local Media Credit Facility”). The Local Media

Credit Facility provided for: (a) a $33 million term loan facility; and (b) a $10 million revolving credit facility, with a $3 million sub-facility for letters of credit and a $4 million sub-facility for swing loans. The Borrowers used the proceeds of the Local Media Credit Facility to (a) fund a portion of the acquisition of Dow Jones Local Media Group, Inc., a Delaware corporation (the “Local Media Acquisition”), (b) provide for working capital and other general corporate purposes of the Borrowers and (c) fund certain fees, costs and expenses associated with the transactions contemplated by the Local Media Credit Facility and consummation of the Local Media Acquisition. The Local Media Credit Facility was secured by a first priority security interest in substantially all assets of the Borrowers and Local Media Parent. In addition, the loans and other obligations of the Borrowers under the Local Media Credit Facility were guaranteed by Local Media Group Holdings LLC.

The Local Media Credit Facility contained financial covenants that required Local Media Parent and the Borrowers to maintain (a) a leverage ratio of not more than 2.5 to 1.0 and a Fixed Charge Coverage Ratio (as defined in the Local Media Credit Facility) of at least 2.0 to 1.0, each measured at the end of each fiscal quarter for the four-quarter period then ended. The Local Media Credit Facility contained affirmative and negative covenants applicable to Local Media and the Borrowers customarily found in loan agreements for similar transactions, including, but not limited to, restrictions on their ability to incur indebtedness, create liens on assets, engage in certain lines of business, engage in mergers or consolidations, dispose of assets, make investments or acquisitions, engage in transactions with affiliates, pay dividends or make other restricted payments. The Local Media Credit Facility contained customary events of default, including, but not limited to, defaults based on a failure to pay principal, interest, fees or other obligations, subject to specified grace periods (other than with respect to principal); any material inaccuracy of representation or warranty; breach of covenants; default in other material indebtedness; a Change of Control (as defined in the Local Media Credit Facility); bankruptcy and insolvency events; material judgments; certain ERISA events; and impairment of collateral. The Local Media Credit Facility was amended on October 17, 2013 and on February 28, 2014. The October 17, 2013 amendment corrected a typographical mistake. The February 28, 2014 amendment provided that among other things, sales of real property collateral and reinvestment of the proceeds from such sales could only be made with the consent of the Administrative Agent, modified the properties included in the real property collateral, and set forth in detail the documentary post-closing requirements with respect to the real property collateral.

The Local Media Credit Facility was paid in full on June 4, 2014.

New Media Credit Agreement

On June 4, 2014, New Media Holdings II LLC (the “New Media Borrower”), a wholly owned subsidiary of New Media, entered into a credit agreement (the “New Media Credit Agreement”) among the New Media Borrower, New Media Holdings I LLC (“Holdings I”), the lenders party thereto, RBS Citizens, N.A. and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners, Credit Suisse AG, Cayman Islands Branch as syndication agent and Citizens Bank of Pennsylvania as administration agent which provides for (i) a $200 million senior secured term facility (the “Term Loan Facility” and any loan thereunder, including as part of the Incremental Facility, “Term Loans”) and (ii) a $25 million senior secured revolving credit facility, with a $5 million sub-facility for letters of credit and a $5 million sub-facility for swing loans, (the “Revolving Credit Facility” and together with the Term Loan Facility, the “Senior Secured Credit Facilities”). In addition, the New Media Borrower may request one or more new commitments for term loans or revolving loans from time to time up to an aggregate total of $75 million (the “Incremental Facility”) subject to certain conditions. On June 4, 2014, the New Media Borrower borrowed $200 million under the Term Loan Facility (the “Initial Term Loans”). The Term Loans mature on June 4, 2020 and the maturity date for the Revolving Credit Facility is June 4, 2019. The New Media Credit Agreement was amended on July 17, 2014 to cure an omission. On September 3, 2014, the New Media Credit Agreement was amended to provide for the 2014 Incremental Term Loan (as defined below). On November 20, 2014, the New Media Credit Agreement was amended to increase the amount of the Incremental Facility that may be requested after the date of the amendment from $75 million to $225 million. On January 9, 2015, the New Media Credit Agreement was amended to provide for the 2015 Incremental Term Loan (as defined below) and the 2015 Incremental Revolver (as defined below). On February 13, 2015, the New Media Credit Agreement was amended to provide for the replacement of the existing term loans under the Term Loan Facility (including the 2014 Incremental Term Loan and the 2015 Incremental Term Loan) with a new class of replacement term loans (the “Replacement Term Loans”) on the same terms as the existing term loans except that the Replacement Term Loans are subject to a 1.00% prepayment premium for any prepayments made in connection with certain repricing transactions effected within six months of the date of the amendment. This amendment was considered a modification and the related $0.1 million of fees were expensed during the first quarter. On March 6, 2015, the New Media Credit Agreement was amended to provide for $15 million in additional revolving commitments under the Incremental Facility. In connection with this transaction, the Company incurred approximately $0.2 million of fees and expenses which were capitalized as deferred financing costs. On May 29, 2015, the New Media Credit Agreement was amended to provide for the May 2015 Incremental Term Loan (as defined below). As of December 25, 2016, $0 million was drawn under the Revolving Credit Facility.

The proceeds of the Initial Term Loans, which included a $6,725 original issue discount, were used to repay in full all amounts outstanding under the GateHouse Credit Facilities and the Local Media Credit Facility and to pay fees associated with the financing, with the balance going to the Company for general corporate purposes.

The New Media Credit Agreement contains customary representations and warranties and customary affirmative covenants and negative covenants applicable to Holdings I, the New Media Borrower and the New Media Borrower’s subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, fundamental changes, dispositions, and dividends and other distributions. The New Media Credit Agreement contains a financial covenant that requires Holdings I, the New Media Borrower and the New Media Borrower’s subsidiaries to maintain a maximum total leverage ratio of 3.25:1.00. The New Media Credit Agreement contains customary events of default. The foregoing descriptions of the Senior Secured Credit Facilities are qualified in their entirety by reference to the Senior Secured Credit Facilities.

In connection with the June 4, 2014 transaction, one lender under the New Media Credit Agreement was also a lender under the GateHouse Credit Facilities. This portion of the transaction was accounted for as a modification under ASC Subtopic 470-50, “Debt Modifications and Extinguishments” (“ASC Subtopic 470-50”), as the difference between the present value of the cash flows under the New Media Credit Agreement and the present value of the cash flows under the GateHouse Credit Facilities was less than 10%. The unamortized deferred financing costs and original issuance discount balances as of the refinance date pertaining to this lender’s portion of the GateHouse Credit Facilities will be amortized over the terms of the new facility. The remaining portion of the GateHouse Credit Facilities and the Local Media Credit Facility debt refinancing constituted an extinguishment of debt under ASC Subtopic 470-50, and was accounted for accordingly. In connection with this 2014 transaction, the Company incurred approximately $10.2 million of fees and expenses, of which $6.7 million were recognized as original issue discount and $1.7 million were capitalized as deferred financing costs. These amounts will be amortized over the term of the new Senior Secured Credit Facilities. Additionally, the Company recorded a loss on early extinguishment of debt of $9.0 million associated with this transaction, which consisted of the write-off of unamortized deferred financing costs and other expenses not eligible for capitalization under ASC Subtopic 470-50.

On September 3, 2014, the New Media Credit Agreement was amended to provide for additional term loans under the Incremental Facility in an aggregate principal amount of $25 million (such term loans, the “2014 Incremental Term Loan,” and such amendment, the “2014 Incremental Amendment”) in connection with the acquisition of the assets of The Providence Journal. The 2014 Incremental Term Loan is on terms identical to the term loans that were extended pursuant to the New Media Credit Agreement and will mature on June 4, 2020. In addition, the New Media Borrower was required to pay an upfront fee of 2.00% and an underwriter fee of 1.50% of the aggregate amount of the 2014 Incremental Term Loan as of the effective date of the 2014 Incremental Amendment. This amendment was considered a modification and the related $0.6 million of fees were expensed. On January 9, 2015, the New Media Credit Agreement was amended (such amendment, the “2015 Incremental Amendment”) to provide for $102 million in additional term loans (the “2015 Incremental Term Loan”) and $50 million in additional revolving commitments (the “2015 Incremental Revolver”) under the Incremental Facility and to make certain amendments to the Revolving Credit Facility in connection with the Halifax Media acquisition. The 2015 Incremental Term Loan is on terms identical to the term loans that were extended pursuant to the New Media Credit Agreement and will mature on June 4, 2020. In addition, the New Media Borrower was required to pay an upfront fee of 1.00% and an underwriter fee of 2.25% of the aggregate amount of the 2015 Incremental Term Loan and the 2015 Incremental Revolver as of the effective date of the 2015 Incremental Amendment. On January 20, 2015, the outstanding loans under the 2015 Incremental Revolver were repaid with the proceeds of a common stock offering by New Media and the 2015 Incremental Revolver commitments were terminated. In connection with this transaction, we incurred approximately $5.4 million of fees and expenses. The lender fees for the 2015 Incremental Term Loan increased the original issue discount by $3.3 million. Third party expenses of $0.1 million were allocated to new lenders, capitalized as deferred financing costs, and will be amortized over the remaining term of the loan. Third party expenses of $0.2 million were allocated to existing lenders and were expensed during the first quarter. Lender fees and third party expenses of $1.8 million were allocated to the 2015 Incremental Revolver, capitalized, and written off to amortization of deferred financing costs after the balance of the 2015 Incremental Revolver was repaid. On May 29, 2015, the New Media Credit Agreement was amended (such amendment, the “May 2015 Incremental Amendment”) to provide for $25 million in additional term loans (the “May 2015 Incremental Term Loan”) under the Incremental Facility. The May 2015 Incremental Term Loan is on terms identical to the Replacement Term Loans and will mature on June 4, 2020. In addition, the New Media Borrower was required to pay an upfront fee of 1.00% and an underwriter fee of 2.25% of the aggregate amount of the May 2015 Incremental Term Loan as of the effective date of the May 2015 Incremental Amendment. In connection with this transaction, the Company incurred approximately $0.9 million of fees and expenses. This amendment was considered a modification and the related $0.1 million of third-party fees were expensed during the second quarter. The lender fees for the May 2015 Incremental Term Loan increased the original issue discount by $0.8 million.

As of December 25, 2016, we are in compliance with all of the covenants and obligations under the New Media Credit Agreement.

Refer to Note 9 to the consolidated financial statements, “Indebtedness,” for further discussion of the New Media Credit Agreement.

Advantage Credit Agreements

In connection with the purchase of the assets of Halifax Media, which closed on January 9, 2015, CA Daytona Holdings, Inc. (the “Florida Advantage Borrower”) and CA Alabama Holdings, Inc. (the “Alabama Advantage Borrower”, and, collectively with the Florida Advantage Borrower, the “Advantage Borrowers”), each subsidiaries of the Company, agreed to assume all of the obligations of Halifax Media and its affiliates required to be performed after the closing date in respect of each of (i) that certain Consolidated Amended and Restated Credit Agreement dated January 6, 2012 among Halifax Media Acquisition LLC, Advantage Capital Community Development Fund XXVIII, L.L.C., and Florida Community Development Fund II, L.L.C., as amended pursuant to that certain First Amendment to Consolidated Amended and Restated Credit Agreement dated June 27, 2012 and that certain Second Amendment to Consolidated Amended and Restated Credit Agreement, dated June 18, 2013, and all rights and obligations thereunder and related thereto (the “Halifax Florida Credit Agreement”), and (ii) that certain Credit Agreement dated June 18, 2013 between Halifax Alabama, LLC and Southeast Community Development Fund V, L.L.C. (the “Halifax Alabama Credit Agreement” and, together with the Halifax Florida Credit Agreement, the “Advantage Credit Agreements”), respectively. In consideration therefore, the amount of cash payable by the Company to Halifax Media on the closing date was reduced by approximately $18 million, representing the aggregate principal amount outstanding plus the aggregate amount of accrued interest through the closing date under the Advantage Credit Agreements (the debt under the Halifax Florida Credit Agreement, the “Advantage Florida Debt”; the debt under the Halifax Alabama Credit Agreement, the “Advantage Alabama Debt”; and the Advantage Florida Debt and the Advantage Alabama Debt, collectively, the “Advantage Debt”). On May 5, 2015, the Halifax Alabama Credit Agreement was amended to cure an omission.

The Advantage Florida Debt is in the principal amount of $10 million and bears interest at the rate of 5.25% per annum, payable quarterly in arrears, maturing on December 31, 2016. The Advantage Alabama Debt is in the principal amount of $8 million and bears interest at the rate of LIBOR plus 6.25% per annum (with a minimum of 1% LIBOR) payable quarterly in arrears, maturing on March 31, 2019. The Advantage Debt is secured by a perfected second priority security interest in all the assets of the Advantage Borrowers and certain other subsidiaries of the Company, subject to the limitation that the maximum amount of secured obligations is $15 million. The Advantage Credit Facilities are unconditionally guaranteed by Holdings I and certain subsidiaries of the New Media Borrowers and are required to be guaranteed by all future material wholly-owned domestic subsidiaries, subject to certain exceptions. The Advantage Debt is subordinated to the New Media Credit Agreement pursuant to an intercreditor agreement.

The Advantage Credit Agreements contain covenants substantially consistent with those contained in the New Media Credit Agreement in addition to those required for compliance with the New Markets Tax Credit program. The Advantage Borrowers are permitted to make voluntary prepayments at any time without premium or penalty. The Advantage Borrowers are required to repay borrowings under the Advantage Credit Agreements (without payment of a premium) with (i) net cash proceeds of certain debt obligations (except as otherwise permitted under the Advantage Credit Agreements) and (ii) net cash proceeds from non-ordinary course asset sales (subject to reinvestment rights and other exceptions).

The Advantage Credit Agreements contain customary representations and warranties and customary affirmative and negative covenants applicable to the Advantage Borrowers and certain of the Company subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, fundamental changes, dispositions, and dividends and other distributions. The Advantage Credit Agreements contain a financial covenant that requires Holdings I, the New Media Borrower and the New Media Borrower’s subsidiaries to maintain a maximum total leverage ratio of 3.75 to 1.00. The Advantage Credit Agreements contain customary events of default.

As of December 25, 2016, we are in compliance with all of the covenants and obligations under the Advantage Credit Agreements.

Summary Disclosure About Contractual Obligations and Commercial Commitments

The following table reflects a summary of our contractual cash obligations, including estimated interest payments where applicable, as of December 25, 2016:

	2017	2018	2019	2020	2021	Thereafter	Total
(in thousands)
Debt obligations	$47,397	$28,215	$40,392	$349,200	$—	—	$465,204
Operating lease obligations	20,037	17,907	15,589	14,308	11,835	91,965	171,641
Management fee	11,000	—	—	—	—	—	11,000
Letters of credit	852	—	—	—	—	—	852
Noncompete payments	200	200	—	—	—	—	400
Total	$79,486	$46,322	$55,981	$363,508	$11,835	$91,965	$649,097

The table above excludes future cash requirements for pension and postretirement obligations. The periods in which these obligations will be settled in cash are not readily determinable and are subject to numerous future events and assumptions. We estimate cash requirements for these obligations in 2017 totaling approximately $2.2 million. See Note 13 “Pension and Postretirement Benefits” to the consolidated financial statements, included herein.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements reasonably likely to have a current or future effect on our financial statements, financial condition, revenues, expenses, results of operations, liquidity or capital resources that are material to investors.

Contractual Commitments

Credit Amendment

On or around September 4, 2013, GateHouse and certain lenders (including Newcastle) constituting the “Required Lenders” under the 2007 Credit Agreement entered into Amendment Agreement to the 2007 Credit Agreement effective September 3, 2013 ( the “Credit Amendment”). Pursuant to the terms of the Credit Amendment, GateHouse obtained the following improvement in terms: a clarified and expanded definition of “Eligible Assignee”; an increase in the base amount in the formula used to calculate the “Permitted Investments” basket from $35 million to a base of $50 million; the removal of the requirement that GateHouse’s annual financial statements not have a “going concern” or like qualification to the audit; the removal of a cross default from any Secured Hedging Agreement to the 2007 Credit Agreement; the removal of a Bankruptcy Default, as defined therein, arising from actions in furtherance of or indicating consent to the specified actions; and a waiver of any prior Default or Event of Default, as defined therein, including without limitation from the negotiation, entry into, or performance of the Restructuring Support Agreement relating to the restructuring of our Predecessor’s obligations under the 2007 Credit Agreement and certain interest rate swaps secured thereunder and our Predecessor’s equity, or the investment commitment letter entered into in connection with the Restructuring pursuant to which the Plan Sponsor (as defined below) agreed to purchase the Cash-Out Offer (as defined below) claims. Pursuant to the restructuring, Newcastle offered to purchase our Predecessor’s outstanding debt in cash and at 40% of (i) $1,167 million of principal claims resulting from the 2007 Credit Agreement, plus (ii) accrued and unpaid interest at the applicable contract non-default rate with respect thereto, plus (iii) all amounts, excluding any default interest, arising from transactions in connection with interest rate swaps secured under the 2007 Credit Agreement (the “Cash-Out Offer”).

In consideration of the changes described above, GateHouse agreed to pay each of the lenders party to the Credit Amendment that timely executed and delivered its signature to the Credit Amendment and the Support Agreement, an amendment fee equal to 3.5% multiplied by the aggregate outstanding amount of the loans held (including through trades pending settlement) by such lender, unless waived in writing. Newcastle and certain other lenders elected to waive their amendment fee pursuant to the Credit Amendment. Newcastle indemnified other lenders with respect to their entry into the Credit Amendment, subject to the limitations set forth in the Credit Amendment. Such fee amounted to $6.8 million.

No material changes were made to our contractual commitments during the period from December 27, 2015 to December 25, 2016.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (Topic 606). ASU No. 2014-09 will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers - Principal versus Agent Considerations” (Topic 606), which clarifies the implementation guidance on principal versus agent considerations. During 2016, we established a project team to identify potential differences that would result from the application of this standard. We are in the process of reviewing our customer contracts, identifying contractual provisions that may result in a change in the timing or the amount of revenue recognized and assessing the enhanced disclosure requirements of the new guidance. Based on our evaluation, we expect to adopt the requirements of the new standard in the first quarter of 2018 and anticipate using the modified retrospective transition method.

In April 2015, the FASB issued ASU No. 2015-03, “Interest-Imputation of Interest” (Topic 835), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance of debt issuance costs are not affected by the amendments in this update. The standard is effective for the Company beginning in the first quarter of 2016 and requires the Company to apply the new guidance on a retrospective basis on adoption. In August 2015, the FASB issued ASU No. 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements”, which addresses the presentation of debt issuance costs related to line-of-credit arrangements. As a result of these amendments, the Company’s deferred financing costs of $3.1 million were reclassified from long-term assets to long-term debt as of December 27, 2015, on the Company’s consolidated balance sheet.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory” (Topic 330), which simplifies the measurement of inventory by requiring certain inventory to be measured at the “lower of cost and net realizable value” and options that currently exist for “market value” will be eliminated. The ASU defines net realizable value as the “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.” The standard will be effective for the Company beginning in the first quarter of 2017. Entities should adopt the guidance prospectively, and early adoption is permitted. The amendments in ASU No. 2015-11 are not expected to have a material impact on the financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (Topic 842), which revises the accounting related to lessee accounting. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The provisions of ASU 2016-02 are effective for fiscal years beginning after December 15, 2018 and should be applied through a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Early adoption is permitted. The Company is currently evaluating the impact this accounting standard will have on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation - Stock Compensation” (Topic 718), which addresses several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The provisions are effective for fiscal years beginning after December 15, 2016, and there are various adoptions methods. Given our current tax position and relatively small stock compensation program, the new standard is not expected to have a significant impact.

In November 2016, the FASB issued ASU No. 2016-18, “Restricted Cash” (Topic 230), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. The provisions of ASU 2016-18 are effective for fiscal years beginning after December 15, 2017 and should be applied using a retrospective transition method. Early adoption is permitted. The Company is currently evaluating the impact this accounting standard will have on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations - Clarifying the Definition of a Business” (Topic 805), which clarifies the definition of a business for determining whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017 with early adoption permitted for transactions that occurred before the issuance date or effective date of the standard if the transactions were not reported in financial statements that have been issued or made available for issuance. The standard must be applied prospectively. The Company is currently evaluating the impact this accounting standard will have on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04 “Intangibles - Goodwill and Other - Simplifying the Test for Goodwill Impairment” (Topic 350), which simplifies subsequent goodwill measurement by eliminating Step 2 from the goodwill impairment test. Under this update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019 with early adoption permitted for annual goodwill impairment tests performed after January 1, 2017. The standard must be applied prospectively. The Company is currently evaluating the impact this accounting standard will have on the Company’s consolidated financial statements.

All other issued and not yet effective accounting standards are not relevant to us.

Non-GAAP Financial Measures

A non-GAAP financial measure is generally defined as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. We define and use Adjusted EBITDA, a non-GAAP financial measure, as set forth below.

Adjusted EBITDA

We define Adjusted EBITDA as follows:

Income (loss) from continuing operations before:

●	Income tax expense (benefit);

●	interest/financing expense;

●	depreciation and amortization; and

●	non-cash impairments.

Management’s Use of Adjusted EBITDA

Adjusted EBITDA is not a measurement of financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations, net income (loss), cash flow from continuing operating activities or any other measure of performance or liquidity derived in accordance with GAAP. We believe this non-GAAP measure, as we have defined it, is helpful in identifying trends in our day-to-day performance because the items excluded have little or no significance on our day-to-day operations. This measure provides an assessment of controllable expenses and affords management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance.

Adjusted EBITDA provides us with a measure of financial performance, independent of items that are beyond the control of management in the short-term, such as depreciation and amortization, taxation, non-cash impairments and interest expense associated with our capital structure. This metric measures our financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization. Adjusted EBITDA is one of the metrics we use to review the financial performance of our business on a monthly basis.

Limitations of Adjusted EBITDA

Adjusted EBITDA has limitations as an analytical tool. It should not be viewed in isolation or as a substitute for GAAP measures of earnings or cash flows. Material limitations in making the adjustments to our earnings to calculate Adjusted EBITDA and using this non-GAAP financial measure as compared to GAAP net income (loss), include: the cash portion of interest/financing expense, income tax (benefit) provision and charges related to impairment of long-lived assets, which may significantly affect our financial results.

A reader of our financial statements may find this item important in evaluating our performance, results of operations and financial position. We use non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business.

Adjusted EBITDA is not an alternative to net income, income from operations or cash flows provided by or used in operations as calculated and presented in accordance with GAAP. Readers of our financial statements should not rely on Adjusted EBITDA as a substitute for any such GAAP financial measure. We strongly urge readers of our financial statements to review the reconciliation of income (loss) from continuing operations to Adjusted EBITDA, along with our consolidated financial statements included elsewhere in this report. We also strongly urge readers of our financial statements to not rely on any single financial measure to evaluate our business. In addition, because Adjusted EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, the Adjusted EBITDA measure, as presented in this report, may differ from and may not be comparable to similarly titled measures used by other companies.

We use Adjusted EBITDA as a measure of our day-to-day operating performance, which is evidenced by the publishing and delivery of news and other media and excludes certain expenses that may not be indicative of our day-to-day business operating results. We consider the unrealized (gain) loss on derivative instruments and the (gain) loss on early extinguishment of debt to be financing related costs associated with interest expense or amortization of financing fees. Accordingly, we exclude financing related costs such as the early extinguishment of debt because they represent the write-off of deferred financing costs and we believe these non-cash write-offs are similar to interest expense and amortization of financing fees, which by definition are excluded from Adjusted EBITDA. Additionally, the non-cash gains (losses) on derivative contracts, which are related to interest rate swap agreements to manage interest rate risk, are financing costs associated with interest expense. Such charges are incidental to, but not reflective of, our day-to-day operating performance and it is appropriate to exclude charges related to financing activities such as the early extinguishment of debt and the unrealized (gain) loss on derivative instruments which, depending on the nature of the financing arrangement, would have otherwise been amortized over the period of the related agreement and does not require a current cash settlement.

The table below shows the reconciliation of income (loss) from continuing operations to Adjusted EBITDA for the periods presented:

	Successor Company								Predecessor Company
	Year Ended December 25, 2016		Year Ended December 27, 2015		Year Ended December 28, 2014		Two Months Ended December 29, 2013		Ten Months Ended November 6, 2013		Year Ended December 30, 2012 (3)
(in thousands)
Income (loss) from continuing operations	$31,641		$67,614		$(3,205)		$7,206		$788,240		$(27,463)
Income tax (benefit) expense	(2,319)		3,404		2,713		491		(197)		(207)
Loss (gain) on derivative instruments (1)	—		—		51		—		14		(1,635)
Loss on early extinguishment of debt (2)	—		—		9,047		—		—		—
Interest expense	29,635		32,057		17,685		1,811		75,200		59,183
Impairment of long-lived assets	—		—		—		—		91,599		—
Depreciation and amortization	67,774		67,752		41,450		6,588		33,409		39,888
Mastheads impairment	—		4,800		—		—		—		—
Adjusted EBITDA from continuing operations	$126,731	(a)	$175,627	(b)	$67,741	(c)	$16,096	(d)	$988,265	(e)	$69,766	(f)

(a)	Adjusted EBITDA for the year ended December 25, 2016 included net expenses of $29,091, comprised of transaction and project costs, non-cash compensation, and other expenses of $17,175, integration and reorganization costs of $8,352 and a $3,564 loss on the sale or disposal of assets.
(b)	Adjusted EBITDA for the year ended December 27, 2015 included net gain of $(13,566), comprised of transaction and project costs, non-cash compensation, and other expenses of $29,433, integration and reorganization costs of $8,052 and a $51,051 gain on the sale or disposal of assets.
(c)	Adjusted EBITDA for the year ended December 28, 2014 included net expenses of $21,673, comprised of transaction and project costs and other expenses of $17,405, integration and reorganization costs of $2,796 and a $1,472 loss on the sale or disposal of assets.
(d)	Adjusted EBITDA for the two months ended December 29, 2013 included net expenses of $4,828, comprised of transaction and project costs, non-cash compensation, and other expenses of $3,043, integration and reorganization costs of $1,758 and a $27 loss on the sale or disposal of assets.
(e)	Adjusted EBITDA for the ten months ended November 6, 2013 included net expenses of $(930,229), comprised of transaction and project costs, non-cash compensation, and other expenses of $(932,969), integration and reorganization costs of $1,577 and a $1,163 loss on the sale or disposal of assets.

Adjusted EBITDA also does not include $123 of EBITDA generated from our discontinued operations.

(f)	Adjusted EBITDA for the year ended December 30, 2012 included net expenses of $11,009, comprised of transaction and project costs, non-cash compensation, and other expenses of $5,378, integration and reorganization costs of $4,393 and a $1,238 loss on the sale or disposal of assets.

Adjusted EBITDA also does not include $255 of EBITDA generated from our discontinued operations.

(1)	Non-cash (gain) loss on derivative instruments is related to interest rate swap agreements which are financing related and are excluded from Adjusted EBITDA.
(2)	Non-cash write-off of deferred financing costs are similar to interest expense and amortization of financing fees and are excluded from Adjusted EBITDA.

(3)	The year ended December 30, 2012 included a 53rd week of operations for approximately 60% of the business.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and commodity prices. Changes in these factors could cause fluctuations in earnings and cash flow. In the normal course of business, exposure to certain of these market risks is managed as described below.

Interest Rates

This discussion is based on our average long-term debt of $364.1 million during the year ended December 25, 2016. There were no interest rate swaps in place during this period.

As of December 25, 2016, we have $362.8 million of term debt, with a minimum variable rate plus a fixed margin. On the term debt the minimum variable rate is 1.0% and the fixed margin is 6.25%. Our primary exposure is to LIBOR. A 100 basis point change in LIBOR would change our interest expense on an annualized basis by approximately $3.5 million, based on average floating rate debt outstanding for the year ended December 25, 2016 and after consideration of minimum variable rates.

Commodities

Certain operating expenses of ours are sensitive to commodity price fluctuations. Primary commodity price exposures are newsprint, energy costs and, to a lesser extent, ink. We manage these risks through annual fixed pricing agreements for our newsprint purchases and annual contracts with independent contractors or third party distributers for our newspaper distributions.

A $10 per metric ton newsprint price change would result in a corresponding annualized change in our income from continuing operations before income taxes of $1.1 million based on newsprint usage for the year ended December 25, 2016 of approximately 109,700 metric tons.

Item 8. Financial Statements and Supplementary Data

NEW MEDIA INVESTMENT GROUP INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of

New Media Investment Group Inc.

We have audited the accompanying consolidated balance sheets of New Media Investment Group Inc. and subsidiaries as of December 25, 2016 and December 27, 2015 and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the three fiscal years in the period ended December 25, 2016. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of New Media Investment Group Inc. and subsidiaries at December 25, 2016 and December 27, 2015, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 25, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company retrospectively adjusted the consolidated balance sheet as a result of the adoption of the amendments to the FASB Accounting Standards Codification resulting from Accounting Standards Update No. 2015-03, “Interest-Imputation of Interest,” effective December 28, 2015.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), New Media Investment Group Inc. and subsidiaries’ internal control over financial reporting as of December 25, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 21, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York

February 21, 2017

NEW MEDIA INVESTMENT GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 25, 2016	December 27, 2015
ASSETS
Current assets:
Cash and cash equivalents	$172,246	$146,638
Restricted cash	3,406	6,967
Accounts receivable, net of allowance for doubtful accounts of $5,478 and $4,479 at December 25, 2016 and December 27, 2015, respectively	138,115	136,249
Inventory	18,167	15,744
Prepaid expenses	18,720	14,549
Other current assets	19,694	11,763
Total current assets	370,348	331,910
Property, plant, and equipment, net of accumulated depreciation of $130,839 and $85,038 at December 25, 2016 and December 27, 2015, respectively	381,319	384,824
Goodwill	227,954	171,119
Intangible assets, net of accumulated amortization of $43,632 and $23,122 at December 25, 2016 and December 27, 2015, respectively	351,477	303,575
Other assets	4,932	5,692
Total assets	$1,336,030	$1,197,120
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$14,387	$3,509
Accounts payable	20,129	9,571
Accrued expenses	83,365	100,173
Deferred revenue	77,987	62,294
Total current liabilities	195,868	175,547
Long-term liabilities:
Long-term debt	338,860	350,266
Long-term liabilities, less current portion	12,597	9,192
Deferred income taxes	7,786	3,988
Pension and other postretirement benefit obligations	25,946	11,054
Total liabilities	581,057	550,047
Stockholders’ equity:
Common stock, $0.01 par value, 2,000,000,000 shares authorized at December 25, 2016 and December 27, 2015; 53,543,226 and 44,710,497 issued at December 25, 2016 and December 27, 2015, respectively	531	445
Additional paid-in capital	742,543	605,033
Accumulated other comprehensive loss	(3,977)	(3,158)
Retained earnings	16,293	44,753
Treasury stock, at cost, 46,438 and 0 shares at December 25, 2016 and December 27, 2015, respectively	(417)	—
Total stockholders’ equity	754,973	647,073
Total liabilities and stockholders’ equity	$1,336,030	$1,197,120

See accompanying notes to consolidated financial statements.

NEW MEDIA INVESTMENT GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except per share data)

	Year Ended	Year Ended	Year Ended
	December 25, 2016	December 27, 2015	December 28, 2014
Revenues:
Advertising	$684,900	$696,696	$385,399
Circulation	421,497	378,263	195,661
Commercial printing and other	148,959	120,856	71,263
Total revenues	1,255,356	1,195,815	652,323
Operating costs and expenses:
Operating costs	699,312	656,555	368,420
Selling, general, and administrative	414,983	406,282	211,829
Depreciation and amortization	67,774	67,752	41,450
Integration and reorganization costs	8,352	8,052	2,796
Loss (gain) on sale or disposal of assets	3,564	(51,051)	1,472
Mastheads impairment	—	4,800	—
Operating income	61,371	103,425	26,356
Interest expense	29,635	32,057	17,685
Loss on early extinguishment of debt	—	—	9,047
Other expense	2,414	350	116
Income (loss) before income taxes	29,322	71,018	(492)
Income tax (benefit) expense	(2,319)	3,404	2,713
Net income (loss)	$31,641	$67,614	$(3,205)
Income (loss) per share:
Basic:
Net income (loss)	0.70	1.54	(0.10)
Diluted:
Net income (loss)	0.70	1.53	(0.10)
Dividends declared per share	1.34	1.29	0.54
Other comprehensive income:
Pension and other postretirement benefit items:
Net actuarial (loss) gain	(816)	1,227	(4,927)
Amortization of net actuarial (loss) gain	(3)	84	—
Total pension and other postretirement benefit items, net of income taxes of $0	(819)	1,311	(4,927)
Other comprehensive (loss) income, net of tax	(819)	1,311	(4,927)
Comprehensive income (loss)	$30,822	$68,925	$(8,132)

See accompanying notes to consolidated financial statements.

NEW MEDIA INVESTMENT GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share data)

			Additional	Accumulated other
	Common stock		paid-in	comprehensive	Retained	Treasury stock
	Shares	Amount	capital	income (loss)	earnings	Shares	Amount	Total
Balance at December 29, 2013	30,000,000	$300	$387,398	$458	$7,206	—	$—	$395,362
Net loss	—	—	—	—	(3,205)	—	—	(3,205)
Restricted share grants	15,870	—	—	—	—	—	—	—
Net actuarial loss and prior service cost, net of income taxes of $0	—	—	—	(4,927)	—	—	—	(4,927)
Non-cash compensation expense	—	—	59	—	—	—	—	59
Issuance of common stock, net of underwriter’s discount and offering costs	7,450,625	75	114,983	—	—	—	—	115,058
Common stock cash dividend	—	—	(18,220)	—	—	—	—	(18,220)
Balance at December 28, 2014	37,466,495	$375	$484,220	$(4,469)	$4,001	—	$—	$484,127
Net income	—	—	—	—	67,614	—	—	67,614
Restricted share grants	244,002	—	225	—	—	—	—	225
Net actuarial gain and prior service cost, net of income taxes of $0	—	—	—	1,311	—	—	—	1,311
Non-cash compensation expense	—	—	1,319	—	—	—	—	1,319
Issuance of common stock, net of underwriter’s discount and offering costs	7,000,000	70	150,059	—	—	—	—	150,129
Common stock cash dividend	—	—	(30,790)	—	(26,862)	—	—	(57,652)
Balance at December 27, 2015	44,710,497	$445	$605,033	$(3,158)	$44,753	—	$—	$647,073
Net income	—	—	—	—	31,641	—	—	31,641
Restricted share grants	207,729	—	225	—	—	—	—	225
Net actuarial gain and prior service cost, net of income taxes of $0	—	—	—	(819)	—	—	—	(819)
Non-cash compensation expense	—	—	2,442	—	—	—	—	2,442
Issuance of common stock, net of underwriter’s discount and offering costs	8,625,000	86	134,843	—	—	—	—	134,929
Purchase of treasury stock	—	—	—	—	—	46,438	(417)	(417)
Common stock cash dividend	—	—	—	—	(60,101)	—	—	(60,101)
Balance at December 25, 2016	53,543,226	$531	$742,543	$(3,977)	$16,293	46,438	$(417)	$754,973

See accompanying notes to consolidated financial statements.

NEW MEDIA INVESTMENT GROUP INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended	Year Ended	Year Ended
	December 25, 2016	December 27, 2015	December 28, 2014
Cash flows from operating activities:
Net income (loss)	$31,641	$67,614	$(3,205)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	67,774	67,752	41,450
Gain on derivative instruments	—	—	(25)
Non-cash compensation expense	2,442	1,319	59
Non-cash interest expense	2,786	2,784	1,873
Non-cash loss on early extinguishment of debt	—	—	5,949
Deferred income taxes	(2,862)	1,167	2,821
Loss (gain) on sale or disposal of assets	3,564	(51,051)	1,472
Pension and other postretirement benefit obligations	(2,276)	(1,002)	(1,604)
Mastheads impairment	—	4,800	—
Non-cash charge to investments	2,766	—	—
Changes in assets and liabilities:
Accounts receivable, net	14,880	(4,255)	1,781
Inventory	(999)	2,701	1,226
Prepaid expenses	(1,805)	(219)	(614)
Other assets	(3,617)	(1,412)	1,045
Accounts payable	6,010	(14,666)	(4,292)
Accrued expenses	(22,747)	37,814	(7,476)
Deferred revenue	(629)	(1,508)	(218)
Other long-term liabilities	1,433	3,481	1,204
Net cash provided by operating activities	98,361	115,319	41,446
Cash flows from investing activities:
Purchases of property, plant, and equipment	(10,631)	(10,155)	(5,012)
Proceeds from sale of publications, other assets and insurance	3,284	142,583	1,027
Acquisitions, net of cash acquired	(137,486)	(431,126)	(77,618)
Net cash used in investing activities	(144,833)	(298,698)	(81,603)
Cash flows from financing activities:
Payment of debt issuance costs	—	(592)	(4,610)
Borrowings under term loans	—	122,872	217,775
Borrowings under revolving credit facility	—	99,000	24,068
Repayments under term loans	(3,509)	(3,135)	(158,562)
Repayments under revolving credit facility	—	(104,000)	(44,068)
Payment of offering costs	(83)	(1,343)	(1,073)
Issuance of common stock, net of underwriter’s discount	135,849	150,866	116,737
Purchase of treasury stock	(417)	—	—
Payment of dividends	(59,760)	(57,360)	(18,212)
Net cash provided by financing activities	72,080	206,308	132,055
Net increase in cash and cash equivalents	25,608	22,929	91,898
Cash and cash equivalents at beginning of period	146,638	123,709	31,811
Cash and cash equivalents at end of period	$172,246	$146,638	$123,709
Supplemental disclosures on cash flow information:
Cash interest paid	$26,908	$21,726	$15,181
Cash income taxes paid	$2,601	$1,389	$—

See accompanying notes to consolidated financial statements.

NEW MEDIA INVESTMENT GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

(1) Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

(a) Description of Business

New Media Investment Group Inc. (“New Media,” “Company,” “us,” “our,” or “we”), was formed as a Delaware corporation on June 18, 2013. New Media was capitalized and issued 1,000 common shares to Newcastle Investment Corp. (“Newcastle”). Newcastle owned approximately 84.6% of New Media until February 13, 2014, upon which date Newcastle distributed the shares that it held in New Media to its shareholders on a prorata basis.

The Company is a leading U.S. publisher of local newspapers and related publications that are generally the leading source of local news and print advertising in their markets. As of December 25, 2016, the Company owned and operated 631 publications located in 36 states. The majority of the Company’s paid daily newspapers have been published for more than 100 years and are typically the only paid daily newspapers of general circulation in their respective nonmetropolitan markets. The Company’s publications generally face limited competition as a result of operating in small and midsized markets that can typically support only one newspaper. The Company has strategically clustered its publications in geographically diverse, nonmetropolitan markets in the Midwest and Eastern United States, which limits its exposure to economic conditions in any single market or region.

For our small to medium size business (“SMB”) category, we focus on leveraging our strong local media brands, our in-market sales force and our high consumer penetration rates with a variety of products and services that we believe will help SMBs expand their marketing advertising and other lead generation platforms. Central to this business strategy is our wholly owned subsidiary Propel Business Services.

As of December 25, 2016, the Company’s operating segments (Eastern US Publishing, Central US Publishing, Western US Publishing, and BridgeTower) are aggregated into one reportable business segment.

(b) Basis of Presentation

The consolidated financial statements include the accounts of New Media and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

(c) Newspaper Industry

The newspaper industry and the Company have experienced declining revenue and profitability over the past several years. As a result, the Company has implemented, and continues to implement, plans to reduce costs and preserve cash flow. This includes cost reduction programs and the sale of non-core assets. The Company believes these initiatives along with cash provided by operating activities will provide it with the financial resources necessary to invest in the business and provide sufficient cash flow to enable the Company to meet its commitments.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Examples of significant estimates include pension and postretirement benefit obligation assumptions, income taxes, allowance for doubtful accounts, self-insurance liabilities, goodwill impairment analysis, stock-based compensation, and valuation of property, plant and equipment and intangible assets. Actual results could differ from those estimates.

(e) Fiscal Year

The Company’s fiscal year is a 52 or 53-week operating period ending on the last Sunday of the calendar year. The Company’s 2016, 2015 and 2014 fiscal years ended on December 25, December 27, and December 28, respectively, and encompassed 52-week periods. The fiscal years consisted of four thirteen-week fiscal quarters. The first month of each quarter contains five weeks of results and the second and third months of each fiscal quarter contain four weeks of results. Accordingly, net sales are typically higher in the first month of any given quarter.

 (f) Accounts Receivable

Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. The Company’s allowance for doubtful accounts is based upon several factors including the length of time the receivables are past due, historical payment trends and current economic factors. The Company generally does not require collateral.

(g) Inventory

Inventory consists principally of newsprint, which is valued at the lower of cost or market. Cost is determined using the first-in, first-out (“FIFO”) method. In 2015 and 2016, the Company purchased approximately 93% and 90% of its newsprint from one vendor, respectively.

(h) Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Routine maintenance and repairs are expensed as incurred.

Depreciation is calculated under the straight-line method over the estimated useful lives, principally 3 to 40 years for buildings and improvements, 1 to 20 years for machinery and equipment, and 1 to 10 years for furniture, fixtures and computer software. Leasehold improvements are amortized under the straight-line method over the shorter of the lease term or estimated useful life of the asset.

(i) Business Combinations

The Company accounts for acquisitions in accordance with the provisions of Accounting Standards Codification (“ASC”) 805 “Business Combinations” (“ASC 805”), which provides guidance for recognition and measurement of identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in the acquiree at fair value. In a business combination, the assets acquired, liabilities assumed and noncontrolling interest in the acquiree are recorded as of the date of acquisition at their respective fair values with limited exceptions. Any excess of the purchase price (consideration transferred) over the estimated fair values of net assets acquired is recorded as goodwill. Transaction costs are expensed as incurred. The operating results of the acquired business are reflected in the Company’s consolidated financial statements after the date of the acquisition.

(j) Goodwill, Intangible, and Long-Lived Assets

Intangible assets consist of noncompete agreements, advertiser, subscriber and customer relationships, mastheads, trade names and publication rights. Goodwill is not amortized pursuant to ASC Topic 350 “Intangibles – Goodwill and Other” (“ASC 350”). Mastheads are not amortized because it has been determined that the useful lives of such mastheads are indefinite.

In accordance with ASC 350, goodwill and intangible assets with indefinite lives are tested for impairment annually or when events indicate that an impairment could exist which may include an economic downturn in a market, a change in the assessment of future operations or a decline in the Company’s stock price. The Company performs an annual impairment assessment on the last day of its fiscal second quarter. As required by ASC 350, the Company performs its impairment analysis on each of its reporting units. The Company has the option to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company elects to perform a qualitative assessment and concludes it is not more likely than not that the fair value of the reporting unit is less than its carrying value, no further assessment of that reporting unit’s goodwill is necessary; otherwise goodwill must be tested for impairment using a two-step process. The reporting units have discrete financial information which are regularly reviewed by management. The fair value of the applicable reporting unit is compared to its carrying value. Calculating the fair value of a reporting unit requires significant estimates and assumptions by the Company. The Company estimates fair value by applying third-party market value indicators to projected cash flows and/or projected earnings before interest, taxes, depreciation, and amortization. In applying this methodology, the Company relies on a number of factors, including current operating results and cash flows, expected future operating results and cash flows, future business plans, and market data. If the carrying value of the reporting unit exceeds the estimate of fair value, the Company calculates the impairment as the excess of the carrying value of goodwill over its implied fair value.

Refer to Note 6 “Goodwill and Intangible Assets” for additional information on the impairment testing of goodwill and indefinite lived intangible assets.

The Company accounts for long-lived assets in accordance with the provisions of ASC Topic 360, “Property, Plant and Equipment” (“ASC 360”). The Company assesses the recoverability of its long-lived assets, including property, plant and equipment and definite lived intangible assets, whenever events or changes in business circumstances indicate the carrying amount of the assets, or related group of assets, may not be fully recoverable. Impairment indicators include significant under performance relative to historical or projected future operating losses, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, and significant negative industry or economic trends. The assessment of recoverability is based on management’s estimates by comparing the sum of the estimated undiscounted cash flows generated by the underlying asset, or other appropriate grouping of assets, to its carrying value to determine whether an impairment existed at its lowest level of identifiable cash flows. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment is recognized to the extent the carrying value of such asset exceeds its fair value.

(k) Equity Investments

New Media uses the equity method of accounting for investments in which the Company exercises significant influence. The Company’s share of net earnings or losses from equity method investments is included in Other Expense in the Consolidated Statements of Operations and Comprehensive Income (Loss). The Company accounts for non-marketable investments over which the Company does not have the ability to exercise significant influence under the cost method of accounting. The Company periodically evaluates the carrying value of its investments.

(l) Revenue Recognition

Advertising revenue is recognized upon publication of the advertisement. Circulation revenue from subscribers is billed to customers at the beginning of the subscription period and is recognized on a straight-line basis over the term of the related subscription. Circulation revenue from single-copy income is recognized based on date of publication, net of provisions for related returns. Revenue for commercial printing is recognized upon delivery.

(m) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company has determined that it is more likely than not that its existing deferred tax assets will not be realized, and accordingly has provided a full valuation allowance. Any changes in the scheduled reversals of deferred taxes may require an additional valuation allowance against the remaining deferred tax assets. Any increase or decrease in the valuation allowance could result in an increase or decrease in income tax expense in the period of adjustment.

The Company accounts for uncertain tax positions under the provisions of ASC 740 “Income Taxes”. The Company does not anticipate significant increases or decreases in our uncertain tax positions within the next twelve months. The Company recognizes penalties and interest relating to uncertain tax positions in tax expense.

(n) Fair Value of Financial Instruments

The carrying value of the Company’s cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short maturity of these instruments. An estimate of the fair value of the Company’s debt is disclosed in Note 9 “Indebtedness”.

(o) Cash Equivalents

Cash equivalents represent highly liquid certificates of deposit which have original maturities of three months or less.

(p) Deferred Financing Costs

Deferred financing costs consist of costs incurred in connection with debt financings and are recorded as a contra-liability in long-term debt. Such costs are amortized on a straight-line basis and represent a component of interest expense, which approximates the effective interest method, over the estimated remaining term of the related debt.

(q) Advertising Costs

Advertising costs are expensed in the period incurred. The Company incurred total advertising expenses for the years ended December 25, 2016, December 27, 2015, and December 28, 2014 of $14,607, $11,567 and $5,179, respectively.

(r) Earnings (loss) per share

Basic earnings (loss) per share is computed as net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur from common shares issued through common stock equivalents.

(s) Stock-based Employee Compensation

ASC Topic 718, “Compensation – Stock Compensation” requires that all share-based payments to employees and the board of directors, including grants of stock options and restricted stock, be recognized in the consolidated financial statements over the service period (generally the vesting period) based on fair values measured on grant dates.

(t) Pension and Postretirement Liabilities

ASC Topic 715, “Compensation – Retirement Benefits” requires recognition of an asset or liability in the consolidated balance sheet reflecting the funded status of pension and other postretirement benefit plans such as retiree health and life, with current-year changes in the funded status recognized in accumulated other comprehensive (loss) income. For the years ended December 25, 2016, December 27, 2015, and December 28, 2014, a total of $(819), $1,311 and $(4,927), net of taxes of $0, $0 and $0 after valuation allowance, respectively, was recognized in other comprehensive income (loss) income (see Note 13 “Pension and Postretirement Benefits”).

(u) Self-Insurance Liability Accruals

The Company maintains self-insured medical and workers’ compensation programs. The Company purchases stop loss coverage from third parties which limits our exposure to large claims. The Company records a liability for healthcare and workers’ compensation costs during the period in which they occur as well as an estimate of incurred but not reported claims.

(v) Reclassifications

Certain amounts in the prior periods consolidated financial statements have been reclassified to conform to the current year presentation.

(w) Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (Topic 606). ASU No. 2014-09 will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In March 2016, the FASB issued ASU No. 2016-08, “Revenue from Contracts with Customers - Principal versus Agent Considerations” (Topic 606), which clarifies the implementation guidance on principal versus agent considerations. During 2016, the Company established a project team to identify potential differences that would result from the application of this standard. The team is in the process of reviewing customer contracts, identifying contractual provisions that may result in a change in the timing or the amount of revenue recognized and assessing the enhanced disclosure requirements of the new guidance. Based on the evaluation, the Company expects to adopt the requirements of the new standard in the first quarter of 2018 and anticipates using the modified retrospective transition method.

In April 2015, the FASB issued ASU No. 2015-03, “Interest-Imputation of Interest” (Topic 835), which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance of debt issuance costs are not affected by the amendments in this update. The standard is effective for the Company beginning in the first quarter of 2016 and requires the Company to apply the new guidance on a retrospective basis on adoption. In August 2015, the FASB issued ASU No. 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements”, which addresses the presentation of debt issuance costs related to line-of-credit arrangements. As a result of these amendments, the Company’s deferred financing costs of $3,143 were reclassified from long-term assets to long-term debt as of December 27, 2015, on the Company’s consolidated balance sheet.

In July 2015, the FASB issued ASU No. 2015-11, “Simplifying the Measurement of Inventory” (Topic 330), which simplifies the measurement of inventory by requiring certain inventory to be measured at the “lower of cost and net realizable value” and options that currently exist for “market value” will be eliminated. The ASU defines net realizable value as the “estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.” The standard will be effective for the Company beginning in the first quarter of 2017. Entities should adopt the guidance prospectively, and early adoption is permitted. The amendments in ASU No. 2015-11 are not expected to have a material impact on the financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (Topic 842), which revises the accounting related to lessee accounting. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases with terms greater than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The provisions of ASU 2016-02 are effective for fiscal years beginning after December 15, 2018 and should be applied through a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. Early adoption is permitted. The Company is currently evaluating the impact this accounting standard will have on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation - Stock Compensation” (Topic 718), which addresses several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The provisions are effective for fiscal years beginning after December 15, 2016, and there are various adoptions methods. Given the Company’s current tax position and relatively small stock compensation program, the new standard is not expected to have a significant impact.

In November 2016, the FASB issued ASU No. 2016-18, “Restricted Cash” (Topic 230), which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash and restricted cash equivalents. The provisions of ASU 2016-18 are effective for fiscal years beginning after December 15, 2017 and should be applied using a retrospective transition method. Early adoption is permitted. The Company is currently evaluating the impact this accounting standard will have on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations - Clarifying the Definition of a Business” (Topic 805), which clarifies the definition of a business for determining whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017 with early adoption permitted for transactions that occurred before the issuance date or effective date of the standard if the transactions were not reported in financial statements that have been issued or made available for issuance. The standard must be applied prospectively. The Company is currently evaluating the impact this accounting standard will have on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04 “Intangibles - Goodwill and Other - Simplifying the Test for Goodwill Impairment” (Topic 350), which simplifies subsequent goodwill measurement by eliminating Step 2 from the goodwill impairment test. Under this update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The new standard is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2019 with early adoption permitted for annual goodwill impairment tests performed after January 1, 2017. The standard must be applied prospectively. The Company is currently evaluating the impact this accounting standard will have on the Company’s consolidated financial statements.

All other issued and not yet effective accounting standards are not relevant to the Company.

(2) Acquisitions and Dispositions

Acquisitions

2016 Acquisitions

The Company acquired substantially all the assets and assumed substantially all the liabilities of certain businesses on December 31, 2015, January 12, 2016, March 18, 2016, April 22, 2016, April 29, 2016, June 29, 2016, August 1, 2016, September 30, 2016, and November 30, 2016 (“2016 Acquisitions”), which included 68 business publications, seven daily newspapers, seven weekly publications, eleven shoppers, and digital platforms for an aggregate purchase price of $136,042, including estimated working capital. The acquisitions were financed from cash on hand. The rationale for the acquisitions was primarily due to the attractive nature, as applicable, of the newspaper assets and digital platforms, and cash flows combined with cost saving and revenue-generating opportunities available.

The Company accounted for the 2016 Acquisitions under the acquisition method of accounting. The net assets, including goodwill, have been recorded in the consolidated balance sheet at their fair values in accordance with ASC 805. The fair value determination of certain assets acquired and certain liabilities assumed are preliminary based upon all information available to us at the present time and are subject to working capital and other adjustments. The value assigned to property, plant and equipment, intangible assets, liabilities and goodwill is preliminary and subject to the completion of valuations to determine the fair market value of the tangible and intangible assets. The final calculation of working capital and other adjustments and determination of fair values for tangible and intangible assets may result in different allocations among the various asset classes from those set forth below and any such differences could be material.

The following table summarizes the preliminary fair values of the assets and liabilities:

Current assets	20,787
Other assets	4,195
Property, plant and equipment	36,105
Noncompete agreements	886
Advertiser relationships	32,312
Subscriber relationships	13,696
Customer relationships	5,113
Software	5,783
Trade names	2,448
Mastheads	9,217
Goodwill	56,914
Total assets	187,456
Current liabilities	26,530
Pension obligations	16,299
Other long-term liabilities	8,585
Total liabilities	51,414
Net assets	136,042

The Company obtained third party independent valuations or performed similar calculations internally to assist in the determination of the fair values of certain assets acquired and liabilities assumed. Three basic approaches were used to determine value: the cost approach (used for equipment where an active secondary market is not available, building improvements, and software), the direct sales comparison (market) approach (used for land and equipment where an active secondary market is available) and the income approach (used for intangible assets). The obligation assumed for the defined benefit pension plan was measured in accordance with ASC 715-20, “Compensation-Retirement Benefits”.

The Company recorded approximately $1,861 of selling, general and administrative expense for acquisition-related costs for the 2016 Other Acquisitions during the year ended December 25, 2016.

In a 2016 stock acquisition, the Company acquired goodwill with a tax cost basis of $50,325 and a net tax basis of $10,746. As a result, for tax purposes, the amount of goodwill related to the 2016 Acquisitions that is expected to be deductible is $43,269.

Stephens Media, LLC

On March 18, 2015, a wholly owned subsidiary of the Company completed its acquisition of the assets of Stephens Media, LLC (“Stephens Media”) for an aggregate purchase price of $110,767, including working capital. The Stephens Media acquisition was financed with cash on hand. The purchase price was allocated to the fair value of the net assets acquired and any excess value over the tangible and identifiable intangible assets was recorded as goodwill. The acquisition includes nine daily newspapers, thirty-five weekly publications and fifteen shoppers serving communities throughout the United States with a combined average daily circulation of approximately 221 and 244 on Sunday. The acquisition was completed because of the attractive nature of the newspaper assets and cash flows as well as the cost saving opportunities. The purchase price reflects a working capital adjustment of $312 paid in July 2015.

The Company accounted for the material business combination of Stephens Media under the acquisition method of accounting. The net assets, including goodwill, have been recorded in the consolidated balance sheet at their fair values in accordance with ASC 805.

The following table summarizes the fair values of Stephens Media assets and liabilities:

Current assets	$16,187
Property, plant and equipment	55,453
Licensing agreements	18,150
Advertiser relationships	8,090
Subscriber relationships	3,070
Customer relationships	610
Mastheads	8,890
Goodwill	9,525
Total assets	119,975
Current liabilities	9,208
Total liabilities	9,208
Net assets	$110,767

The Company obtained a third party independent valuation to assist in the determination of the fair values of certain assets acquired and liabilities assumed. The property, plant and equipment valuation includes an analysis of recent comparable sales and offerings of land parcels in each of the subject’s markets. The estimated fair value is supported by the consideration paid and was determined using standard generally accepted appraisal practices and valuation procedures. The valuation firm used the three basic approaches to value: the cost approach (used for equipment where an active secondary market is not available and building improvements), the direct sales comparison (market) approach (used for land and equipment where an active secondary market is available) and the income approach (used for intangible assets). These approaches used are based on the cost to reproduce assets, market exchanges for comparable assets and the capitalization of income. Useful lives range from 1 to 15 for personal property and 9 to 29 years for real property.

The valuation utilized a relief from royalty method, an income approach, to determine the fair value of mastheads. Key assumptions utilized in this valuation include revenue projections, a royalty rate of 2.0%, a long-term growth rate of 0.0%, a tax rate of 40.0% and a discount rate of 22.0%. The following intangible assets were valued using the income approach, specifically the excess earnings method: subscriber relationships, advertiser relationships and customer relationships. In determining the fair value of these intangible assets, the excess earnings approach values the intangible asset at the present value of the incremental after-tax cash flows attributable only to the asset after deducting contributory asset charges. The incremental after-tax cash flows attributable to the subject intangible asset are then discounted to their present value. A static pool approach using historical attrition rates was used to estimate attrition rates of 5.0% to 10.0% for advertiser relationships, subscriber relationships and customer relationships. The long term growth rate was estimated to be 0.0% and the discount rate was estimated at 23.0%. The licensing agreement asset was valued using a discounted cash flow analysis, an income approach. In determining the fair value of this intangible asset, the discounted cash flow approach values the intangible asset at the present value of the incremental after-tax cash flows attributable to the asset. The terms of the licensing agreement provide for a $2,500 annual payment. A discount rate of 10.0% and income tax rate of 40.0% were used in the discounted cash flow calculation. Amortizable lives range from 14 to 16 years for subscriber relationships, advertiser relationships and customer relationships, while mastheads are considered a non-amortizable intangible asset and the licensing agreement is amortized over the remaining contract life of approximately 25 years.

Trade accounts receivable, having an estimated fair value of $13,177, were included in the acquired assets. The gross contractual amount of these receivables was $14,398 and the contractual cash flows not expected to be collected were estimated at $1,221 as of the acquisition date.

For tax purposes, the amount of goodwill that is expected to be deductible is $3,082, after the allocation of goodwill to the Review-Journal (as defined below).

Halifax Media Group

On January 9, 2015, the Company completed its acquisition of substantially all of the assets from Halifax Media Group for an aggregate purchase price of $285,369, including working capital and net of assumed debt. Of the purchase price, $17,000 was held in an escrow account, to be available for application against indemnification and certain other obligations of the sellers arising during the first twelve months following the closing, with the remainder not so applied or subject to claims being delivered to the sellers. Subsequently, the escrow has been released. The acquisition includes twenty-four daily publications, thirteen weekly publications, and five shoppers serving areas of Alabama, Florida, Louisiana, Massachusetts, North Carolina, and South Carolina with a daily circulation of approximately 635 and 752 on Sunday. The acquisition was completed because of the attractive nature of the newspaper assets and cash flows as well as the cost saving opportunities. The purchase price reflects a working capital adjustment of $750 received in August 2015.

In conjunction with the acquisition on January 9, 2015, the New Media Credit Agreement (as defined below) was amended to provide for the 2015 Incremental Term Loan (as defined below) under the Incremental Facility (as defined below) in an aggregate principal amount of $102,000, the 2015 Incremental Revolver (as defined below) under the Incremental Facility (as defined below) in an aggregate principal amount of $50,000 and to make certain amendments to the Revolving Credit Facility (as defined below). In addition, the New Media Borrower (as defined below) was required to pay an upfront fee of 1.00% of the aggregate amount of the 2015 Incremental Term Loan and 2015 Incremental Revolver as of the effective date of the amendment. The remaining amount of the purchase price was funded by cash on hand. On January 20, 2015, the Company repaid the outstanding loans under the 2015 Incremental Revolver and the 2015 Incremental Revolver commitments were terminated.

The Company accounted for the material business combination of Halifax Media Group under the acquisition method of accounting. The net assets, including goodwill, have been recorded in the consolidated balance sheet at their fair values in accordance with ASC 805.

The following table summarizes the fair values of Halifax Media Group assets and liabilities:

Current assets	$42,114
Property, plant and equipment	95,369
Advertiser relationships	74,300
Subscriber relationships	36,200
Customer relationships	11,800
Mastheads	32,900
Goodwill	31,744
Total assets	324,427
Liabilities	39,058
Debt assumed	18,000
Total liabilities	57,058
Net assets	$267,369

The Company obtained a third party independent valuation to assist in the determination of the fair values of certain assets acquired and liabilities assumed. The property, plant and equipment valuation included an analysis of recent comparable sales and offerings of land parcels in each of the subject’s markets. The estimated fair value is supported by the consideration paid and was determined using standard generally accepted appraisal practices and valuation procedures. The valuation firm used three basic approaches to value: the cost approach (used for equipment where an active secondary market is not available and building improvements), the direct sales comparison (market) approach (used for land and equipment where an active secondary market is available) and the income approach (used for intangible assets). The approaches used are based on the cost to reproduce assets, market exchanges for comparable assets and the capitalization of income. Useful lives range from 1 to 17 years for personal property and 8 to 22 years for real property.

The valuation utilized a relief from royalty method, an income approach, to determine the fair value of mastheads. Key assumptions utilized in this valuation include revenue projections, a royalty rate of 2.0%, long-term growth rate of 0.0%, tax rate of 40.0% and discount rate of 16.0%. The Company valued the following intangible assets using the income approach, specifically the excess earnings method: subscriber relationships, advertiser relationships and customer relationships. In determining the fair value of these intangible assets, the excess earnings approach will value the intangible asset at the present value of the incremental after-tax cash flows attributable only to the asset after deducting contributory asset charges. The incremental after-tax cash flows attributable to the subject intangible asset are then discounted to their present value. A static pool approach using historical attrition rates was used to estimate attrition rates of 5.0% to 10.0% for advertiser relationships, subscriber relationships and customer relationships. The long-term growth rate was estimated to be 0.0% and the discount rate was estimated at 16.5%. Amortizable lives range from 14 to 17 years for subscriber relationships, advertiser relationships and customer relationships, while mastheads are considered a non-amortizable intangible asset.

Trade accounts receivable, having an estimated fair value of $34,255, were included in the acquired assets. The gross contractual amount of these receivables was $36,266 and the contractual cash flows not expected to be collected were estimated at $2,011 as of the acquisition date.

For tax purposes, the amount of goodwill that is expected to be deductible is $31,744.

2015 Other Acquisitions

The Company acquired substantially all the assets, properties and business of publishing/operating certain newspapers on June 15, 2015 and September 23, 2015 (“2015 Other Acquisitions”), which included two daily newspapers, twenty-eight weekly publications, and two shoppers serving Central Ohio and Southern Michigan for an aggregate purchase price, including working capital, of $52,021. The acquisition completed on June 15, 2015 was financed with $25,000 of additional term debt under the New Media Credit Agreement and the remaining amount from cash on hand. The acquisition completed on September 23, 2015 was financed from cash on hand. The rationale for the acquisitions was primarily due to the attractive nature of the newspaper assets and cash flows combined with cost saving opportunities available by clustering with the Company’s nearby newspapers.

The Company accounted for these transactions under the acquisition method of accounting. The net assets, including goodwill, have been recorded in the consolidated balance sheet at their fair values in accordance with ASC 805.

The following table summarizes the fair values of the assets and liabilities:

Current assets	$20,863
Property, plant and equipment	40,006
Noncompete agreements	3
Advertiser relationships	554
Subscriber relationships	1,159
Customer relationships	37
Mastheads	3,991
Goodwill	2,193
Total assets	68,806
Liabilities	16,785
Total liabilities	16,785
Net assets	$52,021

The Company obtained third party independent valuations or performed similar calculations internally to assist in the determination of the fair values of certain assets acquired and liabilities assumed. The three basic approaches were used to estimate the fair values: the cost approach (used for equipment where an active secondary market is not available and building improvements), the direct sales comparison (market) approach (used for land and equipment where an active secondary market is available) and the income approach (used for subscriber relationships, advertiser relationships, customer relationships and mastheads).

For tax purposes, the amount of goodwill that is expected to be deductible is $2,193.

Dispositions

On December 10, 2015, the Company completed its sale of the Las Vegas Review-Journal and related publications (“Review-Journal”) (initially acquired in the Stephens Media acquisition) which are located in Las Vegas, Nevada, for an aggregate sale price of $140,000 plus working capital adjustment of $1,000. As a result, a pre-tax gain of $57,072, net of selling expenses, is included in (gain) loss on sale or disposal of assets on the consolidated statement of operations and comprehensive income (loss) for this period, since the disposition did not qualify for treatment as a discontinued operation under ASU No. 2014-08.

The carrying amount of assets and liabilities included as part of the disposal group were:

Current assets	$13,372
Property, plant and equipment	39,783
Intangible assets	31,180
Goodwill	6,385
Total assets	90,720
Current liabilities	6,846
Total liabilities	6,846
Net assets	$83,874

The Company entered into a Management and Advisory Agreement with DB Nevada Holdings, Inc. in conjunction with the sale of the Review-Journal on December 10, 2015. Under the terms of the agreement, the Company is authorized to manage and conduct business and oversee the assets and operations. The Company analyzed the terms of the agreement based on the guidance in ASU No. 2015-02 and concluded that the fees received from the Review-Journal do not represent a variable interest. On February 23, 2016, the Company received notification of termination of the Management and Advisory Agreement, which subsequently terminated on May 23, 2016.

Pro-Forma Results

The unaudited pro-forma condensed consolidated statement of operations information for 2015, set forth below, presents the results of operations as if the consolidation of the newspapers from Halifax Media Group and Stephens Media had occurred on December 29, 2014. The pro-forma information excludes results of operations of the Review-Journal, as well as the gain on sale of assets. The results of operations of the 2016 Acquisitions and 2015 Other Acquisitions are not material to the Company’s results of operations and have been excluded from the pro-forma results.

These amounts are not necessarily indicative of future results or actual results that would have been achieved had the acquisitions occurred as of the beginning of such period. There are no pro-forma adjustments needed for the year ended December 25, 2016.

Year Ended December 27, 2015
Revenues	$1,147,711
Income from continuing operations	$18,747
Income from continuing operations per common share:
Basic	$0.42
Diluted	$0.42

(3) Share-Based Compensation

The Company recognized compensation cost, net of estimated forfeitures, for share-based payments of $2,442, $1,319, and $59 for the years ended December 25, 2016, December 27, 2015, and December 28, 2014, respectively. The total compensation cost not yet recognized related to non-vested awards as of December 25, 2016 was $4,027, which is expected to be recognized over a weighted average period of 1.71 years through September 2018.

Restricted Share Grants (“RSGs”)

On February 3, 2014, the Board of Directors of New Media adopted the New Media Investment Group Inc. Nonqualified Stock Option and Incentive Award Plan (the “Incentive Plan”) that authorized up to 15,000,000 shares that can be granted under the Incentive Plan. On the same date, the New Media Board adopted a form of the New Media Investment Group Inc. Non- Officer Director Restricted Stock Grant Agreement (the “Form Grant Agreement”) to govern the terms of awards of restricted stock (“New Media Restricted Stock”) granted under the Incentive Plan to directors who are not officers or employees of New Media (the “Non-Officer Directors”). On February 24, 2015, the New Media Board adopted a form of the New Media Investment Group Inc. Employee Restricted Stock Grant Agreement (the “Form Employee Grant Agreement”) to govern the terms of awards of New Media Restricted Stock granted under the Incentive Plan to employees of New Media and its subsidiaries (the “Employees”). Both the Form Grant Agreement and the Form Employee Grant Agreement provide for the grant of New Media Restricted Stock that vests in equal annual installments on each of the first, second and third anniversaries of the grant date, subject to continued service, and immediate vesting in full upon death or disability. If service terminates for any other reason, all unvested shares of New Media Restricted Stock will be forfeited. During the period prior to the lapse and removal of the vesting restrictions, a grantee of a restricted stock grant (“RSG”) will have all the rights of a stockholder, including without limitation, the right to vote and the right to receive all dividends or other distributions. Any dividends or other distributions that are declared with respect to the shares of New Media Restricted Stock will be paid at the time such shares vest. The value of the RSGs on the date of issuance is recognized as selling, general and administrative expense over the vesting period with an increase to additional paid-in-capital.

On March 14, 2014, a grant of restricted shares totaling 15,870 shares was made to the Company’s Non-Officer Directors, of which 5,280 and 5,289 vested on March 14, 2016 and March 14, 2015, respectively. During the year ended December 27, 2015, grants of restricted shares totaling 234,267 shares were made to the Company’s Employees, of which 78,023 vested during the year ended December 25, 2016. During the three months ended March 27, 2016, a grant of restricted shares totaling 175,650 shares was made to the Company’s Employees. During the three months ended June 26, 2016, a grant of restricted shares totaling 10,864 shares was made to the Company’s Employees and 7,313 restricted shares were forfeited. During the three months ended September 25, 2016, a grant of restricted shares totaling 2,018 shares was made to the

Company’s Employees and 12,376 restricted shares were forfeited. During the three months ended December 25, 2016, a grant of restricted shares totaling 5,205 shares was made to the Company’s Employees.

As of December 25, 2016, December 27, 2015, and December 28, 2014, there were 335,593, 244,848, and 15,870 RSGs, respectively, issued and outstanding with a weighted average grant date fair value of $18.18, $21.67, and $14.18, respectively. As of December 25, 2016, the aggregate intrinsic value of unvested RSGs was $5,356.

RSG activity was as follows:

	Year Ended December 25, 2016		Year Ended December 27, 2015		Year Ended December 28, 2014
	Number of RSGs	Weighted-Average Grant Date Fair Value	Number of RSGs	Weighted-Average Grant Date Fair Value	Number of RSGs	Weighted-Average Grant Date Fair Value
Unvested at beginning of year	244,848	$21.67	15,870	$14.18	—	$—
Granted	193,737	15.31	234,267	22.01	15,870	14.18
Vested	(83,303)	21.51	(5,289)	14.18	—	—
Forfeited	(19,689)	$19.22	—	$—	—	$—
Unvested at end of year	335,593	$18.18	244,848	$21.67	15,870	$14.18

(4) Restructuring

Over the past several years, and in furtherance of the Company’s cost reduction and cash preservation plans outlined in Note 1 “Description of Business, Basis of Presentation and Summary of Significant Accounting Policies”, the Company has engaged in a series of individual restructuring programs, designed primarily to right size the Company’s employee base, consolidate facilities and improve operations, including those of recently acquired entities. These initiatives impact all of the Company’s geographic regions and are often influenced by the terms of union contracts within the region. All costs related to these programs, which primarily reflect severance expense, are accrued at the time of announcement or over the remaining service period.

Information related to restructuring program activity for the years ended December 25, 2016 and December 27, 2015 is outlined below.

	Severance and Related Costs	Other Costs (1)	Total
Balance at December 28, 2014	$1,679	$—	$1,679
Restructuring provision included in Integration and Reorganization	7,750	797	8,547
Reversal of prior accruals included in Integration and Reorganization	(495)	—	(495)
Restructuring accrual transferred with disposition of the Review-Journal	(416)	—	(416)
Other restructuring expenses	—	(175)	(175)
Cash payments	(6,319)	(300)	(6,619)
Balance at December 27, 2015	$2,199	$322	$2,521
Restructuring provision included in Integration and Reorganization	6,782	1,570	8,352
Restructuring accrual assumed from acquisition	52	43	95
Cash payments	(7,855)	(1,579)	(9,434)
Balance at December 25, 2016	$1,178	$356	$1,534

(1) Other costs primarily included costs to consolidate operations.

The restructuring reserve balance is expected to be paid out over the next twelve months.

The following table summarizes the costs incurred and cash paid in connection with these restructuring programs for the years ended December 25, 2016 and December 27, 2015.

	Year Ended December 25, 2016	Year Ended December 27, 2015
Severance and related costs	$6,782	$7,750
Reversal of prior accruals	—	(495)
Severance and other costs assumed from acquisition	95	—
Other costs	1,570	797
Cash payments	(9,434)	(6,619)

(5) Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	December 25, 2016	December 27, 2015
Land	$40,264	$39,452
Buildings and improvements	189,714	169,688
Machinery and equipment	250,846	234,440
Furniture, fixtures, and computer software	30,059	23,946
Construction in progress	1,275	2,336
	512,158	469,862
Less: accumulated depreciation	(130,839)	(85,038)
Total	$381,319	$384,824

Depreciation expense for the years ended December 25, 2016, December 27, 2015, and December 28, 2014 was $47,176, $51,460, and $34,785, respectively.

(6) Goodwill and Intangible Assets

Goodwill and intangible assets consisted of the following:

	December 25, 2016
	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortized intangible assets:
Advertiser relationships	174,918	24,618	150,300
Customer relationships	24,938	3,153	21,785
Subscriber relationships	90,944	13,911	77,033
Other intangible assets	9,589	1,950	7,639
Total	$300,389	$43,632	$256,757
Nonamortized intangible assets:
Goodwill	$227,954
Mastheads	94,720
Total	$322,674

	December 27, 2015
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Advertiser relationships	$143,002	$13,453	$129,549
Customer relationships	19,829	1,667	18,162
Subscriber relationships	77,385	7,897	69,488
Other intangible assets	473	105	368
Total	$240,689	$23,122	$217,567
Nonamortized intangible assets:
Goodwill	$171,119
Mastheads	86,008
Total	$257,127

As of December 25, 2016, the weighted average amortization periods for amortizable intangible assets are 15.2 years for advertiser relationships, 15.2 years for customer relationships, 14.6 years for subscriber relationships, and 5.0 years for other intangible assets. The weighted average amortization period in total for all amortizable intangible assets is 14.7 years.

Amortization expense for the years ended December 25, 2016, December 27, 2015, and December 28, 2014 was $20,598, $16,292, and $6,665, respectively. Estimated future amortization expense as of December 25, 2016, is as follows:

For the following fiscal years:
2017	22,360
2018	22,355
2019	20,697
2020	20,069
2021	20,069
Thereafter	151,207
Total	$256,757

The changes in the carrying amount of goodwill for the years ended December 25, 2016 and December 27, 2015 are as follows:

Balance at December 28, 2014	$134,042
Goodwill acquired in business combinations	43,462
Goodwill from divestitures	(6,385)
Balance at December 27, 2015	171,119
Goodwill acquired in business combinations	56,914
Goodwill from divestitures	(79)
Balance at December 25, 2016	$227,954

The Company’s annual impairment assessment is made on the last day of its fiscal second quarter.

As part of the annual impairment assessments as of June 29, 2014, the fair values of the Company’s reporting units for goodwill impairment testing, which included Large Daily Newspapers, Metro Newspapers, Small Community Newspapers, Local Media Newspapers, and Ventures, and newspaper mastheads, were estimated. As a result of the annual assessment’s Step 1 analysis that was performed, no impairment of goodwill was identified.

As part of the annual impairment assessments as of June 28, 2015, the fair values of the Company’s reporting units for goodwill impairment testing, which included Large Daily Newspapers, Metro Newspapers, Small Community Newspapers, Local Media Newspapers, and Ventures, and newspaper mastheads, were estimated. The Company performed a qualitative assessment for the Recent Acquisitions reporting unit and concluded that it was not more likely than not that the goodwill and indefinite-lived intangibles were impaired. As a result, no quantitative analysis was performed for the Recent Acquisitions. The total Company’s estimate of reporting unit fair value was reconciled to its then market capitalization (based upon the stock market price and fair value of debt) plus an estimated control premium.

During the fourth quarter of 2015, the Company reorganized its management structure to align with the geography of the market served. As a result, the composition of the Company’s reporting units changed and the fair value of goodwill was allocated to each of the new reporting units based on a relative fair value allocation approach: Western US Publishing, Central US Publishing and Eastern US Publishing. Due to the change in the composition of the reporting units, the Company performed a goodwill impairment test before and after the reorganization. The Company also assessed its mastheads for impairment as a result of the reorganization.

In the analysis performed before the reorganization and because of the recent revaluation of assets related to fresh start accounting, there was a relatively small amount of excess fair value for certain reporting units. Specifically, the fair value of the Large Daily Newspapers, Small Community Newspapers and Ventures reporting units exceeded carrying value by less than 10%. Considering a relatively low headroom for the historical reporting units and declining same store revenue and profitability in the newspaper industry over the past several years, there was a risk for impairment in the event of decline in general economic, market or business conditions or any significant unfavorable changes in the forecasted cash flows, weighted-average cost of capital and/or market transaction multiples. As a result of reduced royalty rates and a decline in revenues, an impairment charge of $4,800 was recognized for mastheads within the Company’s Large Daily, Small Community and Metro reporting units. Key assumptions within the masthead analysis included revenue projections, discount rates, royalty rates, long-term growth rates, and the effective tax rate that the Company considers appropriate. Revenue projections reflected slight declines in early years, and revenues were expected to moderate to a terminal growth rate of 1%. Discount rates ranged from 14.0% to 15.0%, royalty rates ranged from 1.25% to 1.75%, and the effective tax rate was 40.0%.

The fair values of the Company’s reporting units for goodwill impairment testing and newspaper mastheads were estimated using the expected present value of future cash flows, recent industry multiples and using estimates, judgments and assumptions that management believes were appropriate in the circumstances. The estimates and judgments used in the assessment included multiples for revenue and EBITDA, the weighted average cost of capital and the terminal growth rate. The Company determined that the future cash flow and industry multiple analyses provided the best estimate of the fair value of its reporting units. Similar methodology and assumptions were utilized for the post-reorganization impairment assessment. In the resulting Step 1 analysis that was performed post-reorganization, fair values of the reporting units were determined to be greater than the carrying values of the reporting units. Additionally, the estimated fair value exceeded carrying value for all mastheads. The total Company’s estimate of reporting unit fair value was reconciled to its then market capitalization (based upon the stock market price and fair value of debt) plus an estimated control premium.

As part of the annual impairment assessments, as of June 26, 2016, the fair values of the Company’s reporting units for goodwill impairment testing, which include Eastern US Publishing, Central US Publishing, and Western US Publishing, and

indefinite-lived intangible assets, which include newspaper mastheads, were estimated using the expected present value of future cash flows, recent industry multiples and using estimates, judgments and assumptions that management believes were appropriate in the circumstances. The estimates and judgments used in the assessment included multiples for revenue and EBITDA, the weighted average cost of capital and the terminal growth rate. The Company determined that the future cash flow and industry multiple analysis provided the best estimate of the fair value of its reporting units. As a result of the annual assessment’s Step 1 analysis that was performed, no impairment of goodwill was identified. The Company uses a “relief from royalty” approach which utilizes a discounted cash flow model to determine the fair value of each masthead. Additionally, the estimated fair value exceeded carrying value for all mastheads. The Company performed a qualitative assessment for the recently-acquired BridgeTower reporting unit and masthead and concluded that it is not more likely than not that the goodwill and indefinite-lived intangible assets are impaired. When we evaluate the potential for impairment using a qualitative assessment, we consider factors including, but not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for our products and services, regulatory and political developments, entity specific factors, such as strategy and changes in key personnel, and overall financial performance. As a result, no quantitative impairment testing was performed for this reporting unit. The total Company’s estimate of reporting unit fair value was reconciled to its then market capitalization (based upon the stock market price and fair value of debt) plus an estimated control premium.

As of September 25, 2016 and December 25, 2016, a review of impairment indicators was performed by the Company noting that its financial results and forecast had not changed materially since the June 26, 2016 annual impairment test, and it was determined that no indicators of impairment were present.

(7) Accrued Expenses

Accrued expenses consisted of the following:

	December 25, 2016	December 27, 2015
Accrued payroll and related liabilities	$14,228	$13,068
Accrued bonus	11,806	10,768
Accrued insurance	9,579	9,596
Accrued legal and professional fees	2,476	2,743
Accrued interest expense	6,366	6,552
Accrued taxes	3,504	5,503
Accrued restructuring	1,534	2,521
Accrued management and incentive fees	9,299	22,353
Accrued other	24,573	27,069
	$83,365	$100,173

(8) Lease Commitments

The future minimum lease payments related to the Company’s non-cancelable operating lease commitments as of December 25, 2016 are as follows:

For the following fiscal years:
2017	$20,037
2018	17,907
2019	15,589
2020	14,308
2021	11,835
Thereafter	91,965
Total minimum lease payments	$171,641

Rental expense under operating leases for the years ended December 25, 2016, December 27, 2015, and December 28, 2014 was $24,855, $22,425, and $7,432, respectively.

In addition to minimum lease payments, certain leases require payment of the excess of various percentages of gross revenue or net operating income over the minimum rental payments. The leases generally require the payment of taxes assessed against the leased property and the cost of insurance and maintenance. The majority of lease terms range from 1 to 10 years, and typically, the leases contain renewal options. Certain leases include minimum scheduled increases in rental payments at various times during the term of the lease. These scheduled rent increases are recognized on a straight-line basis over the term of the lease, resulting in an accrual, which is included in accrued expenses and other long-term liabilities, for the amount by which the cumulative straight-line rent exceeds the contractual cash rent.

(9) Indebtedness

GateHouse Credit Facilities—terminated June 4, 2014

The Revolving Credit, Term Loan and Security Agreement (the “First Lien Credit Facility”) dated November 26, 2013 by and among GateHouse Media, LLC formerly known as GateHouse Media, Inc. (“GateHouse” or “Predecessor”), GateHouse Media Intermediate Holdco, LLC formerly known as GateHouse Media Intermediate Holdco, Inc. (“GMIH”), certain wholly-owned subsidiaries of GMIH, all of which are wholly owned subsidiaries of New Media (collectively with GMIH and GateHouse, the “Loan Parties”), PNC Bank, National Association, as the administrative agent, Crystal Financial LLC, as term loan B agent, and each of the lenders party thereto provided for (i) a term loan A in the aggregate principal amount of $25,000, (ii) a term loan B in the aggregate principal amount of $50,000, (iii) and a revolving credit facility in an aggregate principal amount of up to $40,000.

The Term Loan and Security Agreement (the “Second Lien Credit Facility” and together with the First Lien Credit Facility, the “GateHouse Credit Facilities”) dated November 26, 2013 by and among the Loan Parties, Mutual Quest Fund and each of the lenders party thereto provided for a term loan in an aggregate principal amount of $50,000. The GateHouse Credit Facilities were secured by a first and second priority security interest in substantially all the assets of the Loan Parties.

The GateHouse Credit Facilities imposed upon GateHouse certain financial and operating covenants, including, among others, requirements that GateHouse satisfy certain financial tests, including a minimum fixed charge coverage ratio of not less than 1.0 to 1.0, a maximum leverage ratio of not greater than 3.25 to 1.0, a minimum EBITDA and a limitation on capital expenditures, and restrictions on GateHouse’s ability to incur additional debt, incur liens and encumbrances, consolidate, amalgamate or merge with any other person, pay dividends, dispose of assets, make certain restricted payments, engage in transactions with affiliates, materially alter the business it conducts and take certain other corporate actions.

The GateHouse Credit Facilities were paid in full on June 4, 2014.

Local Media Credit Facility—terminated June 4, 2014

Certain subsidiaries of Local Media Group Holdings LLC (“Local Media Parent”) (together, the “Borrowers”) and Local Media Parent entered into a Credit Agreement, dated as of September 3, 2013, with a syndicate of financial institutions with Credit Suisse AG, Cayman Islands Branch, as administrative agent (the “Local Media Credit Facility”).

The Local Media Credit Facility provided for: (a) a $33,000 term loan facility; and (b) a $10,000 revolving credit facility, with a $3,000 sub-facility for letters of credit and a $4,000 sub-facility for swing loans. The Borrowers used the proceeds of the Local Media Credit Facility to (a) fund a portion of the acquisition of Dow Jones Local Media Group, Inc., a Delaware corporation (the “Local Media Acquisition”), (b) provide for working capital and other general corporate purposes of the Borrowers and (c) fund certain fees, costs and expenses associated with the transactions contemplated by the Local Media Credit Facility and consummation of the Local Media Acquisition. The Local Media Credit Facility was secured by a first priority security interest in substantially all assets of the Borrowers and Local Media Parent. In addition, the loans and other obligations of the Borrowers under the Local Media Credit Facility were guaranteed by Local Media Group Holdings LLC.

The Local Media Credit Facility contained financial covenants that required Local Media Parent and the Borrowers to maintain (a) a leverage ratio of not more than 2.5 to 1.0 and a Fixed Charge Coverage Ratio (as defined in the Local Media Credit Facility) of at least 2.0 to 1.0, each measured at the end of each fiscal quarter for the four-quarter period then ended. The Local Media Credit Facility contained affirmative and negative covenants applicable to Local Media and the Borrowers customarily found in loan agreements for similar transactions, including, but not limited to, restrictions on their ability to incur indebtedness, create liens on assets, engage in certain lines of business, engage in mergers or consolidations, dispose of assets, make investments or acquisitions, engage in transactions with affiliates, pay dividends or make other restricted payments. The Local Media Credit Facility contained customary events of default, including, but not limited to, defaults based on a failure to pay principal, interest, fees or other obligations, subject to specified grace periods (other than with respect to principal); any material inaccuracy of representation or warranty; breach of covenants; default in other material indebtedness; a Change of Control (as defined in the Local Media Credit Facility); bankruptcy and insolvency events; material judgments; certain ERISA events; and impairment of collateral. The Local Media Credit Facility was amended on October 17, 2013 and on February 28, 2014. The October 17, 2013 amendment corrected a typographical mistake. The February 28, 2014 amendment provided that among other things, sales of real property collateral and reinvestment of the proceeds from such sales could only be made with the consent of the Administrative Agent, modified the properties included in the real property collateral, and set forth in detail the documentary post-closing requirements with respect to the real property collateral.

The Local Media Credit Facility was paid in full on June 4, 2014.

New Media Credit Agreement

On June 4, 2014, New Media Holdings II LLC (the “New Media Borrower”), a wholly owned subsidiary of New Media, entered into a credit agreement (the “New Media Credit Agreement”) among the New Media Borrower, New Media Holdings I LLC (“Holdings I”), the lenders party thereto, RBS Citizens, N.A. and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners, Credit Suisse AG, Cayman Islands Branch as syndication agent and Citizens Bank of Pennsylvania as administration agent which provides for (i) a $200,000 senior secured term facility (the “Term Loan Facility” and any loan thereunder, including as part of the Incremental Facility, “Term Loans”) and (ii) a $25,000 senior secured revolving credit facility, with a $5,000 sub-facility for letters of credit and a $5,000 sub-facility for swing loans, (the “Revolving Credit Facility” and together with the Term Loan Facility, the “Senior Secured Credit Facilities”). In addition, the New Media Borrower may request one or more new commitments for term loans or revolving loans from time to time up to an aggregate total of $75,000 (the “Incremental Facility”) subject to certain conditions. On June 4, 2014, the New Media Borrower borrowed $200,000 under the Term Loan Facility (the “Initial Term Loans”). The Term Loans mature on June 4, 2020 and the maturity date for the Revolving Credit Facility is June 4, 2019. The New Media Credit Agreement was amended on July 17, 2014 to cure an omission. On September 3, 2014, the New Media Credit Agreement was amended to provide for the 2014 Incremental Term Loan (as defined below). On November 20, 2014, the New Media Credit Agreement was amended to increase the amount of the Incremental Facility that may be requested after the date of the amendment from $75,000 to $225,000. On January 9, 2015, the New Media Credit Agreement was amended to provide for the 2015 Incremental Term Loan (as defined below) and the 2015 Incremental Revolver (as defined below). On February 13, 2015, the New Media Credit Agreement was amended (the “Fourth Amendment”) to provide for the replacement of the existing term loans under the Term Loan Facility (including the 2014 Incremental Term Loan and the 2015 Incremental Term Loan) with a new class of replacement term loans (the “Replacement Term Loans”) on the same terms as the existing term loans except that the Replacement Term Loans are subject to a 1.00% prepayment premium for any prepayments made in connection with certain repricing transactions effected within six months of the date of the amendment. This amendment was considered a modification, and the related $104 of fees were expensed during the first quarter. On March 6, 2015, the New Media Credit Agreement was amended to provide for $15,000 in additional revolving commitments under the Incremental Facility. In connection with this transaction, the Company incurred approximately $237 of fees and expenses which were capitalized as deferred financing costs. On May 29, 2015, the New Media Credit Agreement was amended to provide for the May 2015 Incremental Term Loan (as defined below). As of December 25, 2016, $0 was drawn under the Revolving Credit Facility.

The proceeds of the Initial Term Loans, which included a $6,725 original issue discount, were used to repay in full all amounts outstanding under the GateHouse Credit Facilities and the Local Media Credit Facility and to pay fees associated with the financing, with the balance going to the Company for general corporate purposes.

Borrowings under the Term Loan Facility bear interest, at the New Media Borrower’s option, at a rate equal to either (i) the Eurodollar Rate (as defined in the New Media Credit Agreement), plus an applicable margin equal to 6.25% per annum (subject to a Eurodollar Rate floor of 1.00%) or (ii) the Base Rate (as defined in the New Media Credit Agreement), plus an applicable margin equal to 5.25% per annum (subject to a Base Rate floor of 2.00%). The New Media Borrower currently uses the Eurodollar Rate option.

Borrowings under the Revolving Credit Facility bear interest, at the New Media Borrower’s option, at a rate equal to either (i) the Eurodollar Rate, plus an applicable margin equal to 5.25% per annum or (ii) the Base Rate, plus an applicable margin equal to 4.25% per annum, with a step down based on achievement of a certain total leverage ratio. The New Media Borrower currently uses the Eurodollar Rate option.

As of December 25, 2016 the New Media Credit Agreement had a weighted average interest rate of 7.19%.

The Senior Secured Credit Facilities are unconditionally guaranteed by Holdings I and certain subsidiaries of the New Media Borrower (collectively, the “Guarantors”) and is required to be guaranteed by all future material wholly-owned domestic subsidiaries, subject to certain exceptions. All obligations under the New Media Credit Agreement are secured, subject to certain exceptions, by substantially all of the New Media Borrower’s assets and the assets of the Guarantors, including (a) a pledge of 100% of the equity interests of the New Media Borrower and the Guarantors (other than Holdings I), (b) a mortgage lien on the New Media Borrower’s material real property and that of the Guarantors and (c) all proceeds of the foregoing.

Repayments made under the Term Loans are equal to 1.0% annually of the original principal amount in equal quarterly installments for the life of the Term Loans, with the remainder due at maturity. The New Media Borrower is permitted to make voluntary prepayments at any time without premium or penalty. The New Media Borrower is required to repay borrowings under the Senior Secured Credit Facilities (without payment of a premium) with (i) net cash proceeds of certain debt obligations (except as otherwise permitted under the New Media Credit Agreement), (ii) net cash proceeds from non-ordinary course asset sales (subject to reinvestment rights and other exceptions), and (iii) commencing with the Company’s fiscal year started December 30, 2013, 100% of Excess Cash Flow (as defined in the New Media Credit Agreement), subject to step-downs to 50%, 25% and 0% of Excess Cash Flow based on achievement of a total leverage ratio of less than or equal to 3.00 to 1.00 but greater than 2.75 to 1.00; less than or equal to 2.75 to 1.00 but greater than 2.50 to 1.00; and less than or equal to 2.50 to 1.00, respectively.

The New Media Credit Agreement contains customary representations and warranties and customary affirmative covenants and negative covenants applicable to Holdings I, the New Media Borrower and the New Media Borrower’s subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, fundamental changes, dispositions, and dividends and other distributions. The New Media Credit Agreement contains a financial covenant that requires Holdings I, the New Media Borrower and the New Media Borrower’s subsidiaries to maintain a maximum total leverage ratio of 3.25 to 1.00. The New Media Credit Agreement contains customary events of default. The foregoing descriptions of the Senior Secured Credit Facilities are qualified in their entirety by reference to the Senior Secured Credit Facilities.

In connection with the June 4, 2014 transaction, one lender under the New Media Credit Agreement was also a lender under the GateHouse Credit Facilities. This portion of the transaction was accounted for as a modification under ASC Subtopic 470-50, “Debt Modifications and Extinguishments” (“ASC Subtopic 470-50”), as the difference between the present value of the cash flows under the New Media Credit Agreement and the present value of the cash flows under the GateHouse Credit Facilities was less than 10%. The unamortized deferred financing costs and original issuance discount balances as of the refinance date pertaining to this lender’s portion of the GateHouse Credit Facilities will be amortized over the terms of the new facility. The remaining portion of the GateHouse Credit Facilities and the Local Media Credit Facility debt refinancing constituted an extinguishment of debt under ASC Subtopic 470-50, and was accounted for accordingly. In connection with this 2014 transaction, the Company incurred approximately $10,202 of fees and expenses, of which $6,725 was recognized as original issue discount and $1,700 were capitalized as deferred financing costs. These amounts will be amortized over the term of the new Senior Secured Credit Facilities. Additionally, the Company recorded a loss on early extinguishment of debt of $9,047 associated with this transaction, which consisted of the write-off of unamortized deferred financing costs and other expenses not eligible for capitalization under ASC Subtopic 470-50.

On September 3, 2014, the New Media Credit Agreement was amended to provide for additional term loans under the Incremental Facility in an aggregate principal amount of $25,000 (such term loans, the “2014 Incremental Term Loan,” and such amendment, the “2014 Incremental Amendment”) in connection with the acquisition of the assets of The Providence Journal. The 2014 Incremental Term Loan is on terms identical to the term loans that were extended pursuant to the New Media Credit Agreement and will mature on June 4, 2020. In addition, the New Media Borrower was required to pay an upfront fee of 2.00% and an underwriter fee of 1.50% of the aggregate amount of the 2014 Incremental Term Loan as of the effective date of the 2014 Incremental Amendment. This amendment was considered a modification and the related $595 of fees were expensed. On January 9, 2015, the New Media Credit Agreement was amended (such amendment, the “2015 Incremental Amendment”) to provide for $102,000 in additional term loans (the “2015 Incremental Term Loan”) and $50,000 in additional revolving commitments (the “2015 Incremental Revolver”) under the Incremental Facility and to make certain amendments to the Revolving Credit Facility in connection with the Halifax Media acquisition. The 2015 Incremental Term Loan is on terms identical to the term loans that were extended pursuant to the New Media Credit Agreement and will mature on June 4, 2020. In addition, the New Media Borrower was required to pay an upfront fee of 1.00% and an underwriter fee of 2.25% of the aggregate amount of the 2015 Incremental Term Loan and the 2015 Incremental Revolver as of the effective date of the 2015 Incremental Amendment. On January 20, 2015, the outstanding loans under the 2015 Incremental Revolver were repaid with the proceeds of a common stock offering by New Media and the 2015 Incremental Revolver commitments were terminated. This amendment was treated as new debt for new lenders and as a modification for existing lenders. In connection with this transaction, the Company incurred approximately $5,379 of fees and expenses. The lender fees for the 2015 Incremental Term Loan increased the original issue discount by $3,315. Third party expenses of $110 were allocated to new lenders, capitalized as deferred financing costs, and will be amortized over the remaining term of the loan. Third party expenses of $185 were allocated to existing lenders and were expensed during the first quarter. Lender fees and third party expenses of $1,769 were allocated to the 2015 Incremental Revolver, capitalized, and written off to amortization of deferred financing costs after the balance of the 2015 Incremental Revolver was repaid. On May 29, 2015, the New Media Credit Agreement was amended (such amendment, the “May 2015 Incremental Amendment”) to provide for $25,000 in additional term loans (the “May 2015 Incremental Term Loan”) under the Incremental Facility. The May 2015 Incremental Term Loan is on terms identical to the Replacement Term Loans and will mature on June 4, 2020. In addition, the New Media Borrower was required to pay an upfront fee of 1.00% and an underwriter fee of 2.25% of the aggregate amount of the May 2015 Incremental Term Loan as of the effective date of the May 2015 Incremental Amendment. In connection with this transaction, the Company incurred approximately $878 of fees and expenses. This amendment was considered a modification and the related $65 of third-party fees were expensed during the second quarter. The lender fees for the May 2015 Incremental Term Loan increased the original issue discount by $813.

As of December 25, 2016, the Company is in compliance with all of the covenants and obligations under the New Media Credit Agreement.

Advantage Credit Agreements

In connection with the purchase of the assets of Halifax Media, which closed on January 9, 2015, CA Daytona Holdings, Inc. (the “Florida Advantage Borrower”) and CA Alabama Holdings, Inc. (the “Alabama Advantage Borrower”, and, collectively with the Florida Advantage Borrower, the “Advantage Borrowers”), each subsidiaries of the Company, agreed to assume all of the obligations of Halifax Media and its affiliates required to be performed after the closing date in respect of each of (i) that certain Consolidated Amended and Restated Credit Agreement dated January 6, 2012 among Halifax Media Acquisition LLC, Advantage Capital Community Development Fund XXVIII, L.L.C., and Florida Community Development Fund II, L.L.C., as amended pursuant to that certain First Amendment to Consolidated Amended and Restated Credit Agreement dated June 27, 2012 and that certain Second Amendment to Consolidated Amended and Restated Credit Agreement, dated June 18, 2013, and all rights and obligations thereunder and related thereto (the “Halifax Florida Credit Agreement”), and (ii) that certain Credit Agreement dated June 18, 2013 between Halifax Alabama, LLC and Southeast Community Development Fund V, L.L.C. (the “Halifax Alabama Credit Agreement” and, together with the Halifax Florida Credit Agreement, the “Advantage Credit Agreements”), respectively. In consideration therefore, the amount of cash payable by the Company to Halifax Media on the closing date was reduced by approximately $18,000, representing the aggregate principal amount outstanding plus the aggregate amount of accrued interest through the closing date under the Advantage Credit Agreements (the debt under the Halifax Florida Credit Agreement, the “Advantage Florida Debt”; the debt under the Halifax Alabama Credit Agreement, the “Advantage Alabama Debt”; and the Advantage Florida Debt and the Advantage Alabama Debt, collectively, the “Advantage Debt”). On May 5, 2015, the Halifax Alabama Credit Agreement was amended to cure an omission.

The Advantage Florida Debt is in the principal amount of $10,000 and bears interest at the rate of 5.25% per annum, payable quarterly in arrears, maturing on December 31, 2016. The Advantage Alabama Debt is in the principal amount of $8,000 and bears interest at the rate of LIBOR plus 6.25% per annum (with a minimum of 1% LIBOR) payable quarterly in arrears, maturing on March 31, 2019. The Advantage Debt is secured by a perfected second priority security interest in all the assets of the Advantage Borrowers and certain other subsidiaries of the Company, subject to the limitation that the maximum amount of secured obligations is $15,000. The Advantage Credit Facilities are unconditionally guaranteed by Holdings I and certain subsidiaries of the New Media Borrowers and are required to be guaranteed by all future material wholly-owned domestic subsidiaries, subject to certain exceptions. The Advantage Debt is subordinated to the New Media Credit Agreement pursuant to an intercreditor agreement.

The Advantage Credit Agreements contain covenants substantially consistent with those contained in the New Media Credit Agreement in addition to those required for compliance with the New Markets Tax Credit program. The Advantage Borrowers are permitted to make voluntary prepayments at any time without premium or penalty. The Advantage Borrowers are required to repay borrowings under the Advantage Credit Agreements (without payment of a premium) with (i) net cash proceeds of certain debt obligations (except as otherwise permitted under the Advantage Credit Agreements) and (ii) net cash proceeds from non-ordinary course asset sales (subject to reinvestment rights and other exceptions).

The Advantage Credit Agreements contain customary representations and warranties and customary affirmative and negative covenants applicable to the Advantage Borrowers and certain of the Company’s subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, fundamental changes, dispositions, and dividends and other distributions. The Advantage Credit Agreements contain a financial covenant that requires Holdings I, the New Media Borrower and the New Media Borrower’s subsidiaries to maintain a maximum total leverage ratio of 3.75 to 1.00. The Advantage Credit Agreements contain customary events of default.

As of December 25, 2016, the Company is in compliance with all of the covenants and obligations under the Advantage Credit Agreements.

Fair Value

The fair value of long-term debt under the Senior Secured Credit Facilities and the Advantage Credit Agreements was estimated at $362,794 as of December 25, 2016, based on discounted future contractual cash flows and a market interest rate adjusted for necessary risks, including the Company’s own credit risk as there are no rates currently observable in publicly traded debt markets of risk with similar terms and average maturities. Accordingly, the Company’s long-term debt under the Senior Secured Credit Facilities is classified within Level 3 of the fair value hierarchy.

Payment Schedule

As of December 25, 2016, scheduled principal payments of outstanding debt are as follows:

2017	14,387
2018	2,632
2019	11,509
2020	334,266
$362,794
Less:
Short-term debt	14,387
Remaining original issue discount	7,260
Deferred financing costs	2,287
Long-term debt	$338,860

(10) Income Taxes

Income tax expense (benefit) on income (loss) from continuing operations for the periods shown below consisted of:

	Current	Deferred	Total
Year Ended December 25, 2016:
U.S. Federal	$—	$(2,913)	$(2,913)
State and local	543	51	594
	$543	$(2,862)	$(2,319)
Year Ended December 27, 2015:
U.S. Federal	$857	$933	$1,790
State and local	1,380	234	1,614
	$2,237	1,167	$3,404
Year Ended December 28, 2014:
U.S. Federal	$—	$2,256	$2,256
State and local	(108)	565	457
	$(108)	2,821	$2,713

Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income (loss) from continuing operations before income taxes as a result of the following:

	Year Ended December 25, 2016	Year Ended December 27, 2015	Year Ended December 28, 2014
Computed “expected” tax expense (benefit)	$9,969	$24,307	$(167)
Increase (decrease) in income tax benefit resulting from:
State and local income taxes, net of federal benefit	873	902	371
Net nondeductible meals, entertainment, and other expenses	796	890	490
Tax attribute reduction	—	—	25,367
Change in valuation allowance	(13,922)	(23,952)	(23,241)
Increase (decrease) to provision for unrecognized tax benefits	—	249	(69)
Alternative minimum tax	—	920	—
Other	(35)	88	(38)
	$(2,319)	$3,404	$2,713

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets as of December 25, 2016 and December 27, 2015 are presented below:

	December 25, 2016	December 27, 2015
Non-current deferred tax assets/(liabilities):
Accounts receivable	$1,560	$1,459
Accrued expenses	10,945	7,981
Inventory capitalization	1,508	1,251
Alternative minimum tax credit	818	920
Pension and other postretirement benefit obligation	4,635	4,495
Definite and indefinite lived intangible assets	19,266	51,428
Net operating losses	79,991	70,645
Fixed assets	(28,550)	(29,403)
Gross non-current deferred tax assets/liabilities	90,173	108,776
Less valuation allowance	(97,959)	(112,764)
Net deferred tax liabilities	$(7,786)	$(3,988)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

As a result of the restructuring in 2013, we recognized cancellation of indebtedness income, which is not subject to tax provided we reduce certain tax attributes. The final determination of the reduction in tax attributes was made in 2014. At that time, final calculations were made as to the manner in which we would reduce our tax attributes. For the year ended December 28, 2014, the valuation allowance decrease was primarily attributable to finalization of tax attribute reduction adjustments from the cancellation of indebtedness. During the year ended December 28, 2014, the valuation allowance decreased by $24,834 of which $26,762 was a benefit to earnings and $1,928 was recorded as an increase to accumulated other comprehensive income. During the year ended December 27, 2015, the valuation allowance decreased by $27,172 of which $26,660 was a benefit to earnings and $512 was recorded as an increase to accumulated other comprehensive income. During the year ended December 25, 2016, the valuation allowance decreased by $14,805 of which $15,126 was a benefit to earnings and $321 was recorded as a decrease to accumulated other comprehensive income.

At December 25, 2016, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $205,356 after tax attribute reductions, which are available to offset future taxable income, if any. State net operating loss carryforwards may differ significantly from Federal net operating loss carryforwards due to state tax attribute reduction requirements that differ from Federal tax law. These federal and state net operating loss carryforwards begin to expire on various dates from 2019 through 2035. The majority of the operating losses are subject to the limitations of Internal Revenue Code (the “Code”) Section 382. This section provides limitations on the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for Federal tax purposes.

A reconciliation of the beginning and ending amount of uncertain tax positions for the years ended December 25, 2016, December 27, 2015 and December 28, 2014 are as follows:

Balance as of December 29, 2013	$1,109
Decreases based on tax positions prior to 2014 and tax attribute reductions	(69)
Uncertain tax positions as of December 28, 2014	$1,040
Increases based on tax positions in 2015 and tax attribute reductions	249
Uncertain tax positions as of December 27, 2015	$1,289
Decreases based on tax positions prior to 2015	(113)
Uncertain tax positions as of December 25, 2016	$1,176

At December 25, 2016, the Company had uncertain tax positions of $1,176 which, if recognized, would impact the effective tax rate. The Company did not record significant amounts of interest and penalties related to uncertain tax positions for the year ended December 25, 2016. The Company does not anticipate significant increases or decreases in our uncertain tax positions within the next twelve months. The Company recognizes penalties and interest relating to uncertain tax positions in the provision for income taxes. At December 25, 2016 and December 27, 2015, the accrual for uncertain tax positions, included $175 and $229 of interest and penalties, respectively.

The Company recorded an income tax benefit of $6,184 during 2016 related to its acquisition of certain legal entities during the year. In accordance with ASC 805, the Company released a portion of its valuation allowance, since it is able to utilize deferred tax assets against the deferred tax liabilities reflected in purchase accounting for the acquired entities.

The Company files a U.S. federal consolidated income tax return for which the statute of limitations remains open for the 2013 tax year and beyond. U.S. state jurisdictions have statute of limitations generally ranging from 3 to 6 years. The Company’s 2013 short tax year Federal returns are under examination by the Internal Revenue Service. We do not anticipate any material adjustments related to this examination.

(11) Equity

Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Year Ended December 25, 2016	Year Ended December 27, 2015	Year Ended December 28, 2014
Numerator for earnings per share calculation:
Net income (loss)	$31,641	$67,614	$(3,205)
Denominator for earnings per share calculation:
Basic weighted average shares outstanding	45,234,369	44,039,415	31,969,599
Effect of dilutive securities:
Stock Options and Restricted Stock Grants	82,538	169,699	—
Diluted weighted average shares outstanding	45,316,907	44,209,114	31,969,599

Basic net income (loss) per share	$0.70	$1.54	$(0.10)
Diluted net income (loss) per share	$0.70	$1.53	$(0.10)

For the years ended December 25, 2016, December 27, 2015, and December 28, 2014, 1,362,479, 1,362,479, and 1,362,479 common stock warrants, 0, 0, and 15,870 RSGs, and 1,450,000, 0, and 745,062 stock options, respectively, were excluded from the computation of diluted income (loss) per share because their effect would have been antidilutive.

Equity

On November 26, 2013, certain individuals received 10-year warrants, collectively representing the right to acquire, in the aggregate, equity equal to 5% of the issued and outstanding shares of New Media (the “New Media Warrants”) (subject to dilution), with the strike price per share of $46.35 calculated based on an initial equity value of New Media prior to the Local Media contribution of $1,200. New Media Warrants do not have the benefit of antidilution protections, other than customary protections including for stock splits and stock dividends.

In September 2014, the Company issued 7,450,625 shares of its common stock in a public offering at a price to the public of $16.25 per share for net proceeds of approximately $115,058. Certain principals of Fortress and certain of the Company’s officers and directors participated in this offering and purchased an aggregate of 224,038 shares at a price of $16.25 per share.

For the purpose of compensating the Manager (as defined below) for its successful efforts in raising capital for the Company, in connection with this offering, the Company granted options to the Manager to purchase 745,062 shares of the Company’s common stock at a price of $16.25, which had an aggregate fair value of approximately $2,963 as of the grant date. The assumptions used in the Black-Scholes model to value the options were: a 2.8% risk-free rate, a 6.6% dividend yield, 31.8% volatility and an expected life of 10 years. The options granted to the Manager were fully vested on the date of grant, and one-thirtieth of the options become exercisable on the first day of each of the following thirty calendar months, or earlier upon the occurrence of certain events, such as a change in control of the Company or the termination of the Management Agreement (as defined below). The options expire ten years from the date of issuance. The fair value of the options issued as compensation to the Manager was recorded as an increase in equity with an offsetting reduction of capital. As a result of the 2014 return of capital, the exercise price decreased to $15.71.

In January 2015, the Company issued 7,000,000 shares of its common stock in a public offering at a price to the public of $21.70 per share for net proceeds of approximately $150,129. Certain principals of Fortress and certain of the Company’s officers and directors participated in this offering and purchased an aggregate of 104,400 shares at a price of $21.70 per share.

For the purpose of compensating the Manager for its successful efforts in raising capital for the Company, in connection with this offering, the Company granted options to the Manager to purchase 700,000 shares of the Company’s common stock at a price of $21.70, which had an aggregate fair value of approximately $4,144 as of the grant date. The assumptions used in the Black-Scholes model to value the options were: a 2.0% risk-free rate, a 3.4% dividend yield, 36.8% volatility and an expected life of 10 years. The fair value of the options issued as compensation to the Manager was recorded as an increase in equity with an offsetting reduction in capital.

In March 2015, the Company issued 9,735 shares of its common stock to its Non-Officer Directors (as defined below) to settle a liability of $225 for 2014 services.

In March 2016, the Company issued 13,992 shares of its common stock to its Non-Officer Directors to settle a liability of $225 for 2015 services.

During the fourth quarter of 2016, the Company issued 8,625,000 shares of its common stock in a public offering at a price to the public of $16.00 per share for net proceeds of approximately $134,929. Certain of the Company’s officers and directors participated in this offering and purchased an aggregate of 20,000 shares at a price of $16.00 per share. For the purpose of compensating the Manager for its successful efforts in raising capital for the Company, in connection with this offering, the Company granted options to the Manager to purchase 862,500 shares of the Company’s common stock at a price of $16.00, which had an aggregate fair value of approximately $2,288 as of the grant date. The assumptions used in the Black- Scholes model to value the options were: a 2.2% risk-free rate, a 8.3% dividend yield, 36.1% volatility and an expected life of 10 years.

The following table includes additional information regarding the Manager stock options:

	Number of Options	Weighted- Average Grant Date Fair Value	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($000)
Outstanding at December 28, 2014	745,062	$3.98	$15.71
Granted	700,000	$5.92	$21.70
Outstanding at December 27, 2015	1,445,062	$4.92	$18.61	8.9	$2,995
Granted	862,500	$2.65	$16.00
Outstanding at December 25, 2016	2,307,562	$4.07	$17.64	8.7	$186

Exercisable at December 25, 2016	1,235,972		$18.32	7.9	$168

Accumulated Other Comprehensive Income (Loss)

The changes in accumulated other comprehensive income (loss) by component for the years ended December 27, 2015 and December 25, 2016 are outlined below.

Net actuarial loss
Balance at December 28, 2014	$(4,469)
Other comprehensive income before reclassifications	1,227
Amounts reclassified from accumulated other comprehensive loss (1)	84
Net current period other comprehensive income, net of taxes	1,311
Balance at December 27, 2015	$(3,158)
Other comprehensive income before reclassifications	(816)
Amounts reclassified from accumulated other comprehensive loss (1)	(3)
Net current period other comprehensive income, net of taxes	(819)
Balance at December 25, 2016	$(3,977)

(1)	This accumulated other comprehensive income (loss) component is included in the computation of net periodic benefit cost. See Note 13 “Pension and Postretirement Benefits”.

The following table presents reclassifications out of accumulated other comprehensive income (loss) for the years ended December 25, 2016, December 27, 2015, and December 28, 2014.

	Amounts Reclassified from Accumulated Other Comprehensive Loss			Affected Line Item in the Consolidated Statements of Operations and Comprehensive Loss
	Year Ended December 25, 2016	Year Ended December 27, 2015	Year Ended December 28, 2014
Amortization of unrecognized loss	$(3)	$84	$—	(1)
Amounts reclassified from accumulated other comprehensive loss	(3)	84	—	Income before income taxes
Income tax benefit	—	—	—	Income tax (benefit) expense
Amounts reclassified from accumulated other comprehensive loss, net of taxes	$(3)	$84	$—	Net income

(1)	This accumulated other comprehensive income (loss) component is included in the computation of net periodic benefit cost and recognized in income (loss) before income taxes. See Note 13 “Pension and Postretirement Benefits”.

Dividends

On July 31, 2014, the Company announced a second quarter 2014 cash dividend of $0.27 per share of common stock, par value $0.01 per share (“New Media Common Stock” or our “Common Stock”). The dividend was paid on August 21, 2014 to shareholders of record as of the close of business on August 12, 2014.

On October 30, 2014, the Company announced a third quarter 2014 cash dividend of $0.27 per share of Common Stock, par value $0.01 per share. The dividend was paid on November 20, 2014, to shareholders of record as of the close of business on November 12, 2014.

On February 26, 2015, the Company announced a fourth quarter 2014 cash dividend of $0.30 per share of Common Stock, par value $0.01 per share. The dividend was paid on March 19, 2015, to shareholders of record as of the close of business on March 11, 2015.

On April 30, 2015, the Company announced a first quarter 2015 cash dividend of $0.33 per share of Common Stock, par value $0.01 per share. The dividend was paid on May 21, 2015, to shareholders of record as of the close of business on May 13, 2015.

On July 30, 2015, the Company announced a second quarter 2015 cash dividend of $0.33 per share of Common Stock, par value $0.01 per share. The dividend was paid on August 20, 2015, to shareholders of record as of the close of business on August 12, 2015.

On October 29, 2015, the Company announced a third quarter 2015 cash dividend of $0.33 per share of Common Stock, par value $0.01 per share. The dividend was paid on November 19, 2015, to shareholders of record as of the close of business on November 12, 2015.

On February 25, 2016, the Company announced a fourth quarter 2015 cash dividend of $0.33 per share Common Stock, par value $0.01 per share. The dividend was paid on March 17, 2016, to shareholders of record as of the close of business on March 9, 2016.

On April 28, 2016, the Company announced a first quarter 2016 cash dividend of $0.33 per share of Common Stock, par value $0.01 per share. The dividend was paid on May 19, 2016, to shareholders of record as of the close of business on May 11, 2016.

On July 28, 2016, the Company announced a second quarter 2016 cash dividend of $0.33 per share of Common Stock, par value $0.01 per share. The dividend was paid on August 18, 2016, to shareholders of record as of the close of business on August 10, 2016.

On October 27, 2016, the Company announced a third quarter 2016 cash dividend of $0.35 per share of Common Stock, par value $0.01 per share. The dividend was paid on November 17, 2016, to shareholders of record as of the close of business on November 9, 2016.

(12) Employee Benefit Plans

For the years ended December 25, 2016, December 27, 2015, and December 28, 2014, the Company maintained the New Media Investment Group Inc. Retirement Savings Plan, which was previously known as the GateHouse Media, Inc. Retirement Savings Plan, (the “New Media 401(k) Plan”), which is intended to be a qualified defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Code. The Company became the plan sponsor of the New Media 401(k) Plan effective January 1, 2014. In general, eligible employees of the Company and participating affiliates who satisfy minimum age and service requirements are eligible to participate. Eligible employees can contribute amounts up to 100% of their eligible compensation to the New Media 401(k) Plan, subject to IRS limitations. The New Media 401(k) Plan also provides for discretionary matching and nonelective contributions that can be made in separate amounts among different allocation groups. For the years ended December 25, 2016, December 27, 2015, and December 28, 2014, the Company’s matching contributions to the New Media 401(k) Plan were $2,959, $2,527, and $1,212, respectively. The Company did not make nonelective contributions for the reported years.

The Company maintains three nonqualified deferred compensation plans, as described below, for certain of its employees.

The Company maintains the GateHouse Media, Inc. Publishers’ Deferred Compensation Plan (“Publishers’ Plan”), a nonqualified deferred compensation plan for the benefit of certain designated publishers of the Company’s newspapers. Under the Publishers’ Plan, the Company credits an amount to a bookkeeping account established for each participating publisher pursuant to a pre-determined formula, which is based upon the gross operating profits of each such publisher’s newspaper. The bookkeeping account is credited with earnings and losses based upon the investment choices selected by the participant. The amounts credited to the bookkeeping account on behalf of each participating publisher vest on an installment basis over a period of 15 years. A participating publisher forfeits all amounts under the Publishers’ Plan in the event that the publisher’s employment with the Company is terminated for “cause”, as defined in the Publishers’ Plan. Amounts credited to a participating publisher’s bookkeeping account are distributable upon termination of the publisher’s employment with the Company and will be made in a lump sum or installments as elected by the publisher. The Publishers’ Plan was frozen effective as of December 31, 2006, and all accrued benefits of participants under the terms of the Publishers’ Plan became 100% vested. The Company recorded $0, $0, and $0 of compensation expense related to the Publishers’ Plan for the years ended December 25, 2016, and December 27, 2015, and December 28, 2014, respectively.

The Company maintains the GateHouse Media, Inc. Executive Benefit Plan (“Executive Benefit Plan”), a nonqualified deferred compensation plan for the benefit of certain key employees of the Company. Under the Executive Benefit Plan, the Company credits an amount, determined at the Company’s sole discretion, to a bookkeeping account established for each participating key employee. The bookkeeping account is credited with earnings and losses based upon the investment choices selected by the participant. The amounts credited to the bookkeeping account on behalf of each participating key employee vest on an installment basis over a period of 5 years. A participating key employee forfeits all amounts under the Executive Benefit Plan in the event that the key employee’s employment with the Company is terminated for “cause”, as defined in the Executive Benefit Plan. Amounts credited to a participating key employee’s bookkeeping account are distributable upon termination of the key employee’s employment with the Company, and will be made in a lump sum or installments as elected by the key employee. The Executive Benefit Plan was frozen effective as of December 31, 2006, and all accrued benefits of participants under the terms of the Executive Benefit Plan became 100% vested. The Company recorded $0, $0, and $0 of compensation expense related to the Executive Benefit Plan for the ended December 25, 2016, December 27, 2015, and December 28, 2014, respectively.

The Company maintains the GateHouse Media, Inc. Executive Deferral Plan (“Executive Deferral Plan”), a nonqualified deferred compensation plan for the benefit of certain key employees of the Company. Under the Executive Deferral Plan, eligible key employees may elect to defer a portion of their compensation for payment at a later date. Currently, the Executive Deferral Plan allows a participating key employee to defer up to 100% of his or her annual compensation until termination of employment or such earlier period as elected by the participating key employee. Amounts deferred are credited to a bookkeeping account established by the Company for this purpose. The bookkeeping account is credited with earnings and losses based upon the investment choices selected by the participant. Amounts deferred under the Executive Deferral Plan are fully vested and non-forfeitable. The amounts in the bookkeeping account are payable to the key employee at the time and in the manner elected by the key employee.

(13) Pension and Postretirement Benefits

As a result of the Enterprise News Media, LLC (in 2005), Copley Press, Inc. (in 2007), and Times Publishing Company acquisitions (in 2016), the Company maintains two pension and several postretirement medical and life insurance plans which cover certain employees. The Company uses the accrued benefit actuarial method and best estimate assumptions to determine pension costs, liabilities and other pension information for defined benefit plans.

The Enterprise News Media, LLC pension plan was amended to freeze all future benefit accruals as of December 31, 2008, except for a select group of union employees whose benefits were frozen during 2009. Also, during 2008, the medical and life insurance benefits were frozen, and the plan was amended to limit future benefits to a select group of active employees under the Enterprise News Media, LLC postretirement medical and life insurance plan. Benefits under the postretirement medical and life insurance plan assumed with the Copley Press, Inc. acquisition are only available to Brush-Moore employees hired before January 1, 1976. The Times Publishing Company pension plan was frozen prior to the acquisition.

The following table provides a reconciliation of benefit obligations, plan assets and funded status, along with the related amounts in the consolidated balance sheets of the Company’s pension and postretirement medical and life insurance plans as of December 25, 2016 and December 27, 2015:

	Pension		Postretirement
	Year Ended December 25, 2016	Year Ended December 27, 2015	Year Ended December 25, 2016	Year Ended December 27, 2015
Change in projected benefit obligation:
Benefit obligation at beginning of period	$26,161	$28,297	$5,630	$6,547
Benefit obligation assumed during the period	52,312	—	—	—
Service cost	300	300	14	19
Interest cost	3,255	1,149	213	223
Actuarial loss (gain)	1,267	(1,949)	(555)	(922)
Benefits and expenses paid	(4,972)	(1,636)	(306)	(247)
Participant contributions	—	—	33	24
Employer implicit subsidy fulfilled	—	—	(19)	(14)
Projected benefit obligation at end of period	$78,323	$26,161	$5,010	$5,630
Change in plan assets:
Fair value of plan assets at beginning of period	$20,560	$21,304	$—	$—
Fair value of plan assets assumed during the period	36,012	—	—	—
Actual return on plan assets	4,069	(8)	—	—
Employer contributions	1,597	900	—	—
Benefits paid	(4,666)	(1,471)	—	—
Expenses paid	(306)	(165)	—	—
Fair value of plan assets at end of period	$57,266	$20,560	$—	$—
Reconciliation of funded status:
Benefit obligation at end of period	$(78,323)	$(26,161)	$(5,010)	$(5,630)
Fair value of assets at end of period	57,266	20,560	—	—
Funded status	(21,057)	(5,601)	(5,010)	(5,630)
Unrecognized actuarial loss (gain)	4,803	3,526	(826)	(368)
Net accrued benefit cost	$(16,254)	$(2,075)	$(5,836)	$(5,998)
Balance sheet presentation:
Accrued liabilities	$—	$—	$358	$417
Pension and other postretirement benefit obligations	21,057	5,601	4,652	5,213
Accumulated other comprehensive (loss) income	(4,803)	(3,526)	826	368
Net accrued benefit cost	$16,254	$2,075	$5,836	$5,998
Comparison of obligations to plan assets:
Projected benefit obligation	$78,323	$26,161	$5,010	$5,630
Accumulated benefit obligation	78,323	26,161	5,010	5,630
Fair value of plan assets	57,266	20,560	—	—

The following table provides the components of net periodic benefit cost and other changes in plan assets recognized in other comprehensive (loss) income of the Company’s pension and postretirement medical and life insurance plans for the years ended December 25, 2016, December 27, 2015, and December 28, 2014:

	Pension			Postretirement

	Year Ended December 25, 2016	Year Ended December 27, 2015	Year Ended December 28, 2014	Year Ended December 25, 2016	Year Ended December 27, 2015	Year Ended December 28, 2014
Components of net periodic benefit cost:
Service cost	$300	$300	$300	$14	$19	$21
Interest cost	3,255	1,149	1,191	213	223	245
Expected return on plan assets	(4,174)	(1,636)	(1,624)	—	—	—
Amortization of unrecognized loss	94	84	—	(97)	—	—
Net periodic benefit cost	$(525)	$(103)	$(133)	$130	$242	$266
Other changes in plan assets and benefit obligations recognized in other comprehensive income:
Net actuarial loss (gain)	$1,371	$(305)	$4,549	$(555)	$(922)	$378
Amortization of net actuarial (loss) gain	(94)	(84)	—	97	—	—
Total recognized in other comprehensive income (loss)	$1,277	$(389)	$4,549	$(458)	$(922)	$378

The following assumptions were used in connection with the Company’s actuarial valuation of its defined benefit pension and postretirement plans obligation:

	Pension		Postretirement
	December 25, 2016	December 27, 2015	December 25, 2016	December 27, 2015
Weighted average discount rate	4.1%	4.7%	3.9%	4.3%
Rate of increase in future compensation levels	—	—	—	—
Expected return on assets	7.6%	7.75%	—	—
Current year medical trend	—	—	6.9%	7.2%
Ultimate year medical trend	—	—	4.5%	4.5%
Year of ultimate trend	—	—	2025	2026

The following assumptions were used to calculate the net periodic benefit cost for the Company’s defined benefit pension and postretirement plans:

	Pension			Postretirement

	Year Ended December 25, 2016	Year Ended December 27, 2015	Year Ended December 28, 2014	Year Ended December 25, 2016	Year Ended December 27, 2015	Year Ended December 28, 2014
Weighted average discount rate	3.9%	4.2%	5.0%	4.3%	3.8%	4.5%
Rate of increase in future compensation levels	—	—	—	—	—	—
Expected return on assets	7.6%	7.75%	8.0%	—	—	—
Current year medical trend	—	—	—	7.2%	7.3%	7.8%
Ultimate year medical trend	—	—	—	4.5%	4.8%	4.8%
Year of ultimate trend	—	—	—	2026	2025	2025

To determine the expected long-term rate of return on pension plan assets, the Company considers the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets, input from the actuaries and investment consultants, and long-term inflation assumptions. The expected allocation of pension plan assets is based on a diversified portfolio consisting of domestic and international equity securities and fixed income securities. This expected return is then applied to the fair value of plan assets. The Company amortizes experience gains and losses, including the effects of changes in actuarial assumptions and plan provisions over a period equal to the average future service of plan participants or over the average remaining life expectancy of inactive participants.

	Postretirement
	2016	2015
Effect of 1% increase in health care cost trend rates
Accumulated postretirement benefit obligation	$5,366	$6,084
Dollar change	$356	$454
Percent change	7.1%	8.1%
Effect of 1% decrease in health care cost trend rates
Accumulated postretirement benefit obligation	$4,708	$5,249
Dollar change	$(302)	$(381)
Percent change	(6.0)%	(6.8)%

Fair Value of the majority of plan assets is measured on a recurring basis using quoted market prices in active markets for identical assets, Level 1 input. The pension plan’s assets by asset category are as follows:

	Year Ended December 25, 2016		Year Ended December 27, 2015
	Dollar	Percent	Dollar	Percent
Equity mutual funds	$35,319	62%	$14,138	69%
Fixed income mutual funds	14,449	25%	5,215	25%
Cash and cash equivalents	824	1%	789	4%
Other	6,674	12%	418	2%
Total	$57,266	100%	$20,560	100%

The plan fiduciaries of the pension plan set investment policies and strategies for the pension trusts. Objectives include preserving the funded status of the plan and balancing risk against return.

The general target allocation for the George W. Prescott Publishing Company LLC Pension Plan is 70% in equity funds and 30% in fixed income funds for the plan’s investments. To accomplish this goal, each plan’s assets are actively managed by outside investment managers with the objective of optimizing long-term return while maintaining a high standard of portfolio quality and proper diversification. The Company monitors the maturities of fixed income securities so that there is sufficient liquidity to meet current benefit payment obligations. The George W. Prescott Publishing Company LLC Pension Plan had an accumulated benefit obligation of $26,888 and $26,161 and a plan asset fair value of $20,326 and $20,560 at December 25, 2016 and December 27, 2015, respectively.

The general target allocation for the Times Publishing Company Pension Plan is 52% in equity funds, 26% in fixed income securities, 20% in alternative securities and 2% in cash or money market funds. The Times Publishing Company Pension Plan, assumed in 2016, had an accumulated benefit obligation of $51,435 and an asset fair value of $36,940 at December 25, 2016.

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid as follows:

	Pension	Postretirement
2017	$4,619	$365
2018	4,653	382
2019	4,686	364
2020	4,713	356
2021	4,718	361
2022-2026	23,697	1,618
Employer contribution expected to be paid during the year ending December 31, 2017	$1,834	$365

The postretirement plans are not funded.

The aggregate amount of net actuarial loss related to the Company’s pension and postretirement plans recognized in other comprehensive (loss) income as of December 25, 2016 was $3,977 of which $35 is expected to be amortized in 2017.

Multiemployer Plans

The Company is a participant in three multi-employer pension plans covering certain employees with Collective Bargaining Agreements (“CBAs”) in Ohio, Massachusetts and Illinois. The risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:

●	The Company plays no part in the management of plan investments or any other aspect of plan administration.

●	Assets contributed to the multi-employer plan by one employer may be used to provide benefits to employees of other participating employers.

●	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

●	If the Company chooses to stop participating in some of its multi-employer plans, the Company may be required to pay those plans an amount based on the unfunded status of the plan, referred to as withdrawal liability.

The Company’s participation in these plans for the year ended December 25, 2016, is outlined in the table below. The “EIN/Pension Plan Number” column provides the Employee Identification Number (EIN) and the three-digit plan number. Unless otherwise noted, the two most recent Pension Protection Act (PPA) zone statuses available are for the plans for the years ended 2016 and 2015, respectively. The zone status is based on information that the company received from the plan and is certified by the plan’s actuary. Among other factors, plans in the red zone are generally less than 65% funded; plans in the orange zone are both a) less than 80% funded and b) have an accumulated/expected funding deficiency in any of the next six plan years, net of any amortization extensions; plans in the yellow zone meet either one of the criteria mentioned in the orange zone; and plans in the green zone are at least 80% funded. The “FIP/RP Status Pending/Implemented” column indicates plans for which a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented. The last column lists the expiration date(s) of the collective-bargaining agreement(s) to which the plans are subject.

The Company makes all required contributions to these plans as determined under the respective CBAs. For each of the plans listed below, the Company’s contribution represented less than 5% of total contributions to the plan.

		Zone Status			Contributions (in thousands)
Pension Plan Name	EIN Number/ Plan Number	2016	2015	FIP/RP Status Pending/ Implemented	2016	2015	2014	Surcharge Imposed	Expiration Dates of CBAs
CWA/ITU Negotiated Pension Plan	13-6212879/001	Critical and Declining	Critical	Implemented	$11	$12	$13	No	May 4, 2017
GCIU—Employer Retirement Benefit Plan (1)	91-6024903/001	Critical and Declining	Critical	Implemented	89	99	102	No	Under negotiation
The Newspaper Guild International Pension Plan (1)	52-1082662/001	Critical and Declining	Critical	Implemented	40	38	39	No	July 1, 2018 and November 14, 2018
Total					$140	$149	$154

(1)	This plan has elected to utilize special amortization provisions provided under the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010.

The Company assumed two multi-employer plan withdrawal liabilities in one of the 2016 Acquisitions. The liability at the acquisition date was estimated to be approximately $1,240, excluding interest. The penalties are payable over twenty years. The balance as of December 25, 2016 is approximately $1,194.

(14) Fair Value Measurement

The Company measures and records in the accompanying consolidated financial statements certain assets and liabilities at fair value on a recurring basis. ASC 820 establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company’s own assumptions (unobservable inputs).

These inputs are prioritized as follows:

●	Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities;

●	Level 2: Inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities or market corroborated inputs; and

●	Level 3: Unobservable inputs for which there is little or no market data and which require us to develop our own assumptions about how market participants price the asset or liability.

The valuation techniques that may be used to measure fair value are as follows:

●	Market approach—Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

●	Income approach—Uses valuation techniques to convert future amounts to a single present amount based on current market expectation about those future amounts;

●	Cost approach—Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

The following table provides information for the Company’s major categories of financial assets and liabilities measured or disclosed at fair value on a recurring basis:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value Measurements
As of December 25, 2016
Assets
Cash and cash equivalents	$172,246	$—	$—	$172,246
Restricted cash	3,406	—	—	3,406
As of December 27, 2015
Assets
Cash and cash equivalents	$146,638	$—	$—	$146,638
Restricted cash	6,967	—	—	6,967

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment).

For the acquisitions during the years ended December 25, 2016 and December 27, 2015, the Company consolidated the assets and liabilities under the acquisition method of accounting. Accordingly, the assets acquired and liabilities assumed were recorded at their fair value. Property, plant and equipment was valued using Level 2 inputs, and intangible assets were valued using Level 3 inputs. Refer to Note 2 “Acquisitions and Dispositions” for discussion of the valuation techniques, significant inputs, assumptions utilized, and the fair value recognized.

During the quarter ended December 27, 2015, certain mastheads were written down to their implied fair value using Level 3 inputs. The valuation techniques and significant inputs and assumptions utilized to measure fair value are discussed in Note 6 “Goodwill and Intangible Assets”.

Refer to Note 9 “Indebtedness” for the discussion on the fair value of the Company’s total long-term debt.

Refer to Note 13 “Pension and Postretirement Benefits” for the discussion on the fair value of the Company’s pension plan assets.

(15) Commitments and Contingencies

The Company is and may become involved from time to time in legal proceedings in the ordinary course of its business, including but not limited to with respect to such matters as libel, invasion of privacy, intellectual property infringement, wrongful termination actions and complaints alleging employment discrimination, and regulatory investigations and inquiries. In addition, the Company is involved from time to time in governmental and administrative proceedings concerning employment, labor, environmental and other claims. Insurance coverage mitigates potential loss for certain of these matters. Historically, such claims and proceedings have not had a material adverse effect on the Company’s consolidated results of operations or financial position. Although the Company is unable to predict with certainty the eventual outcome of any litigation, regulatory investigation or inquiry, in the opinion of management, the Company does not expect its current and any threatened legal proceedings to have a material adverse effect on the Company’s business, financial position or consolidated results of operations. Given the inherent unpredictability of these types of proceedings, however, it is possible that future adverse outcomes could have a material effect on the Company’s financial results.

Restricted cash at December 25, 2016 and December 27, 2015, in the aggregate amount of $3,406 and $6,967, respectively, is used as cash collateral for certain business operations and in 2015 was used to collateralize standby letters of credit in the name of the Company’s insurers in accordance with certain insurance policies.

(16) Related-Party Transactions

As of December 29, 2013, Newcastle (an affiliate of FIG LLC (“Fortress” or “Manager”)) beneficially owned approximately 84.6% of our outstanding common stock. On February 13, 2014, Newcastle completed the spin-off of the Company. On February 14, 2014 New Media became a separate, publicly traded company trading on the NYSE under the ticker symbol “NEWM”. As a result of the spin-off and listing, the fees included in the Management Agreement with the Manager became effective. As of December 25, 2016, Fortress and its affiliates owned approximately 1.3% of the Company’s outstanding stock and approximately 39.5% of the Company’s outstanding warrants. The Company’s Manager (or its affiliates) hold 2,307,562 stock options of the Company’s stock as of December 25, 2016. During the years ended December 25, 2016, December 27, 2015 and December 28, 2014, Fortress and its affiliates were paid $913, $879 and $368 in dividends, respectively.

In addition, the Company’s Chairman, Wesley Edens, is also the Co-Chairman of the board of directors of FIG LLC. The Company does not pay Mr. Edens a salary or any other form of compensation.

Our Chief Operating Officer owns an interest in a company from which we recognized revenue of $636, $508 and $404 during the years ended December 25, 2016, December 27, 2015 and December 28, 2014, respectively, for commercial printing services and managed information technology services which is included in commercial printing and other on the consolidated statement of operations and comprehensive income (loss).

Our Chief Executive Officer and Chief Financial Officer are employees of Fortress and their salaries are paid by Fortress.

Management Agreement

On November 26, 2013, we entered into a Management Agreement with our Manager. Our Management Agreement requires our Manager to manage our business affairs subject to the supervision of our Board of Directors. On March 6, 2015, the Company’s independent directors on the Board approved an amendment to the Management Agreement.

The Management Agreement had an initial three-year term and will be automatically renewed for one-year terms thereafter unless terminated either by us or the Manager. From the commencement date of “regular way” trading of the Company’s Common Stock on a major U.S. national securities exchange (the “Listing”), the Manager is (a) entitled to receive from us a management fee, (b) eligible to receive incentive compensation that is based on our performance and (c) eligible to receive options to purchase New Media Common Stock upon the successful completion of an offering of shares of our Common Stock or any shares of preferred stock with an exercise price equal to the price per share paid by the public or other ultimate purchaser in the offering, see Note 11 “Equity”. In addition, we are obligated to reimburse certain expenses incurred by the Manager. The Manager is also entitled to receive a termination fee from us under certain circumstances.

The Company recognized $9,756, $9,438, and $5,618 for management fees and $9,621, $30,306, and $112 for incentive compensation within selling, general and administrative expense, and $7,169, $9,903, and $4,358 in management fees and $25,262, $8,862, and $0 for incentive compensation paid to Fortress during the years ended December 25, 2016, December 27, 2015, and December 28, 2014, respectively. In addition, the Company recognized expense reimbursed amounts of approximately $1,763, $1,041, and $0 for the years ended December 25, 2016, December 27, 2015, and December 28, 2014, respectively. The company had an outstanding liability for all management agreement related fees of $10,080 and $23,393 as December 25, 2016 and December 27, 2015, respectively.

GateHouse Management and Advisory Agreement

On November 26, 2013, New Media entered into the GateHouse Management and Advisory Agreement (the “GateHouse Management Agreement”) with GateHouse, pursuant to which New Media managed the assets and the day-to-day operations of GateHouse. New Media was responsible for, among other things (i) the purchase and sale of GateHouse’s investments (ii) the financing of GateHouse’s investments and (iii) investment advisory services. Such services may have been performed by the Manager.

The GateHouse Management Agreement had an initial three-year term and was to be automatically renewed for one-year terms thereafter unless terminated by New Media or Gate House. The GateHouse Management Agreement would have automatically terminated if the Management Agreement between New Media and the Manager was terminated.

Commencing from the Listing, New Media was (a) entitled to receive a management fee equal to 1.50% per annum of GateHouse’s Total Equity (as defined in the GateHouse Management Agreement) and (b) eligible to receive incentive compensation that is based on GateHouse’s performance. In addition, GateHouse was obligated to reimburse certain expenses incurred by New Media in connection with the performance of its duties under the agreement. These fees eliminate in consolidation.

The GateHouse Management Agreement was terminated effective June 4, 2014.

Local Media Management and Advisory Agreement

On August 27, 2013, GateHouse entered into a management and advisory agreement (the “Local Media Management Agreement”) with Local Media Parent, which was substantially assigned to Local Media, to manage the operations of Local Media. Local Media Parent was a subsidiary of Newcastle (an affiliate of Fortress) prior to November 26, 2013.

While the agreement was in effect, GateHouse received an annual management fee of $1,100, subject to adjustments (up to a maximum annual management fee of $1,200), and an annual incentive compensation fee based on exceeding EBITDA targets of Local Media. These fees eliminate in consolidation.

The Local Media Management Agreement was terminated effective June 4, 2014.

Holdings I Management Agreement

On June 4, 2014, we entered into a management agreement with Holdings I (as amended and restated, the “Holdings I Management Agreement”). The Holdings I Management Agreement requires we manage the business affairs of Holdings I subject to the supervision of the Board of Directors of Holdings I.

The Holdings I Management Agreement has an initial three-year term and will be automatically renewed for one-year terms thereafter unless terminated by the Holdings I. We are (a) entitled to receive from the Holdings I a management fee and (b) eligible to receive incentive compensation that is based on the performance of Holdings I. In addition, Holdings I is obligated to reimburse certain expenses incurred by us. We are also entitled to receive a termination fee from Holdings I under certain circumstances. These fees eliminate in consolidation.

Registration Rights Agreement with Omega

The Company entered into a registration rights agreement (the “Omega Registration Rights Agreement”) with Omega Advisors, Inc. and its affiliates (collectively, “Omega”). Under the terms of the Omega Registration Rights Agreement, upon request by Omega, the Company is required to use commercially reasonable efforts to file a resale shelf registration statement providing for the registration and sale on a continuous or delayed basis by Omega of its New Media Common Stock acquired pursuant to the Plan (the “Registrable Securities”) (the “Shelf Registration”), subject to customary exceptions and limitations. Omega is entitled to initiate up to three offerings or sales with respect to some or all of the Registrable Securities pursuant to the Shelf Registration.

Omega may only exercise its right to request Shelf Registrations if the Registrable Securities to be sold pursuant to such Shelf Registration are at least 3% of the then-outstanding New Media Common Stock.

(17) Quarterly Results (unaudited)

	Quarter Ended March 27	Quarter Ended June 26	Quarter Ended September 25	Quarter Ended December 25
Year Ended December 25, 2016
Revenues	$300,104	$314,830	$306,838	$333,584
Operating income	7,030	16,745	10,628	26,968
(Loss) income before income taxes	(160)	9,312	3,299	16,871
Net income	4,967	9,383	2,795	14,496
Basic income per share	$0.11	$0.21	$0.06	$0.31
Diluted income per share	$0.11	$0.21	$0.06	$0.31

	Quarter Ended March 29	Quarter Ended June 28	Quarter Ended September 27	Quarter Ended December 27
Year Ended December 27, 2015
Revenues	$250,617	$299,493	$312,056	$333,649
Gain on sale of assets	—	—	—	(57,072)
Mastheads impairment	—	—	—	4,800
Operating income	2,601	19,498	14,648	66,678
(Loss) income before income taxes	(6,392)	11,894	6,819	58,697
Net (loss) income	(6,066)	11,195	6,109	56,376
Basic (loss) income per share	$(0.14)	$0.25	$0.14	$1.27
Diluted (loss) income per share	$(0.14)	$0.25	$0.14	$1.26

(18) Subsequent Events

Acquisitions

On January 31, 2017, the Company completed the acquisition of substantially all of the assets of the Wooster Republican Printing Company (“WRPC”) for $21,200 in cash, plus working capital. We funded the acquisition with cash on hand. The publishing division of WRPC is comprised of five daily and eighteen weekly publications across northeastern Ohio with an average daily circulation of over 69.

Dispositions

On January 31, 2017, the Company announced the sale of the Medford, Oregon Mail Tribune and related assets for an aggregate sale price of $15,000, plus working capital. This sale is expected to close in the first quarter of 2017.

Debt

On December 30, 2016, the Company paid the outstanding balance under the Advantage Florida Debt in the amount of $10,000 with cash on hand.

Dividends

On February 21, 2017, the Company announced a fourth quarter 2016 cash dividend of $0.35 per share of New Media Common Stock. The dividend will be paid on March 16, 2017, to shareholders of record as of the close of business on March 8, 2017.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 (the “Exchange Act”), as of the end of the period covered by this report. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 25, 2016, our disclosure controls and procedures were effective.

Changes in Internal Controls Over Financial Reporting

Except for the changes noted below, there have not been any changes in our internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) during the fourth quarter of the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Company is currently engaged in refining the internal controls and processes relating to the 2016 Acquisitions with the Company’s internal controls and processes. The operating results of the 2016 Acquisitions since the acquisition dates are included in the Company’s consolidated financial statements as of and for the year ended December 25, 2016 and constituted approximately $184.9 million of combined total assets as of December 25, 2016, and approximately $113.2 million of combined total revenue for the year then ended. Internal control over financial reporting of the 2016 Acquisitions has been excluded from the Company’s annual assessment of the effectiveness of the Company’s internal control over financial reporting in accordance with the general guidance issued by the Securities and Exchange Commission (the “SEC”) that an assessment of a recent business combination may be omitted from management’s report on internal control over financial reporting in the year of acquisition.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control system was designed under the supervision of our Chief Executive Officer and our Chief Financial Officer and with the participation of management in order to provide reasonable assurance regarding the reliability of our financial reporting and our preparation of financial statements for external purposes in accordance with GAAP.

All internal control systems, no matter how well designed and tested, have inherent limitations, including, among other things, the possibility of human error, circumvention or disregard. Therefore, even those systems of internal control that have been determined to be effective can provide only reasonable assurance that the objectives of the control system are met and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our Chief Executive Officer and our Chief Financial Officer and with the participation of management, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control—Integrated Framework” (the “COSO” criteria) issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

As noted above, the Company has excluded from its assessment the internal control over financial reporting of recently acquired businesses in accordance with the general guidance issued by the Securities and Exchange Commission that an assessment of a recent business combination may be omitted from management’s report on internal control over financial reporting in the year of acquisition.

Based on an assessment of such criteria, management concluded that, as of December 25, 2016, we maintained effective internal control over financial reporting based on the COSO criteria.

The effectiveness of our internal control over financial reporting as of December 25, 2016, has been audited by Ernst & Young LLP, an independent registered public accounting firm. Ernst & Young LLP’s attestation report is included below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
New Media Investment Group Inc.

We have audited New Media Investment Group Inc. and subsidiaries’ internal control over financial reporting as of December 25, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). New Media Investment Group Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the 2016 Acquisitions, which are included in the 2016 consolidated financial statements of New Media Investment Group Inc. and subsidiaries and constituted $184.9 million of combined total assets as of December 25, 2016 and $113.2 million of combined total revenue for the year then ended. Our audit of internal control over financial reporting of New Media Investment Group Inc. and subsidiaries also did not include an evaluation of the internal control over financial reporting of the 2016 Acquisitions.

In our opinion, New Media Investment Group Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 25, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of New Media Investment Group Inc. and subsidiaries as of December 25, 2016 and December 27, 2015 and the related consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for each of the three fiscal years in the period ended December 25, 2016 of New Media Investment Group Inc. and subsidiaries and our report dated February 21, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York

February 21, 2017

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Except as set forth below, the information required by this Item 10 is incorporated into this report by reference to our proxy statement to be issued in connection with our 2017 Annual Meeting of Stockholders under the headings “Election of Directors,” “Executive Officers,” “Corporate Governance Principles and Board Matters” and “Section 16(a) Beneficial Ownership Reporting Compliance,” which proxy statement will be filed within 120 days after the year ended December 25, 2016.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated into this report by reference to our proxy statement to be issued in connection with our 2017 Annual Meeting of Stockholders, under the headings “Compensation Discussion and Analysis,” “Compensation Committee Report” and “Compensation of Executive Officers,” which proxy statement will be filed within 120 days after the year ended December 25, 2016.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Except as set forth below, the information required by this Item 12 is incorporated into this report by reference to our proxy statement to be issued in connection with our 2017 Annual Meeting of Stockholders, under the heading “Common Stock Ownership of Certain Beneficial Owners and Management,” which proxy statement will be filed within 120 days after the year ended December 25, 2016.

Securities Authorized for Issuance Under Equity Compensation Plans as of December 25, 2016

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	—	—	14,809,915
Equity compensation plans not approved by security holders	—	—	—
Totals	—		14,809,915

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated into this report by reference to our proxy statement to be issued in connection with our 2017 Annual Meeting of Stockholders, under the headings “Related Persons Transactions” and “Corporate Governance Principles and Board Matters,” which proxy statement will be filed within 120 days after the year ended December 25, 2016.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is incorporated into this report by reference to our proxy statement to be issued in connection with our 2017 Annual Meeting of Stockholders, under the heading “Matters Relating to the Independent Registered Public Accounting Firm,” which proxy statement will be filed within 120 days after the year ended December 25, 2016.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this report:

(1) Financial Statements

The financial statements required by this Item 15 are set forth in Part II, Item 8 of this report.

(2) Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts.

New Media Investment Group Inc.

Valuation and Qualifying Accounts

(In Thousands)

Description	Balance at Beginning of Period	Charges to (Benefits from) Earnings		Charges to Other Accounts		Deductions		Balance at End of Period
Allowance for doubtful accounts
Year ended December 25, 2016	$4,479	$4,399		$—		$(3,400)		$5,478
Year ended December 27, 2015	$3,462	$1,906		$—		$(889	)(1)	$4,479
Year ended December 28, 2014	$349	$3,232		$—		$(119	)(1)	$3,462
Deferred tax valuation allowance
Year ended December 25, 2016	$112,764	$(15,126)		$321	(3)	$—		$97,959
Year ended December 27, 2015	$139,936	$(26,660)		$(512	)(3)	$—		$112,764
Year ended December 28, 2014	$164,770	$(26,762	)(2)	$1,928	(3)	$—		$139,936

(1)	Amounts are primarily related to the write off of fully reserved accounts receivable.
(2)	Amount is primarily attributable to finalization of tax attribute reduction adjustments from the cancellation of indebtedness.
(3)	Amount relates to a valuation allowance for a pension actuarial loss recorded in accumulated other comprehensive income (loss).

All other schedules are omitted because the conditions requiring their filing do not exist, or because the required information is provided in the consolidated financial statements, including the notes thereto.

(b) Exhibits. The following Exhibits are filed as a part of this report:

Exhibit No.	Description

2.1	Share Purchase Agreement, dated as of January 28, 2007, by and among SureWest Communications, as Seller, SureWest Directories and GateHouse Media, Inc., as Purchaser (incorporated herein by reference to Exhibit 2.1 to GateHouse Media, Inc.’s Current Report on Form 8-K, filed March 1, 2007).

2.2	Amended and Restated Asset Purchase Agreement, dated April 12, 2007, by and among Gannett Satellite Information Network, Inc., Gannett River States Publishing Corporation, Pacific and Southern Company, Inc., Federated Publications, Inc., Media West—GSI, Inc., Media West—GRS, Inc., as Sellers, and GateHouse Media Illinois Holdings, Inc., as Buyer, and GateHouse Media, Inc., as Buyer guarantor (incorporated herein by reference to Exhibit 2.1 to GateHouse Media, Inc’s Current Report on Form 8-K, filed May 8, 2007).

2.3	Asset Purchase Agreement, dated April 12, 2007, by and among Gannett Satellite Information Network, Inc., Media West—GSI, Inc., as Sellers, GateHouse Media Illinois Holdings, Inc., as Buyer, and GateHouse Media, Inc., as Buyer guarantor (incorporated herein by reference to Exhibit 2.2 to GateHouse Media, Inc’s Current Report on Form 8-K, filed May 8, 2007).

2.4	Stock Purchase Agreement dated as of June 28, 2013 by and among Dow Jones Ventures VII, Inc., Dow Jones Local Media Group, Inc., Newcastle Investment Corp. and Dow Jones & Company, Inc. (incorporated herein by reference to Exhibit 2.7 to New Media Investment Group Inc.’s Registration Statement on Form 10/A (File No. 001-36097), filed November 8, 2013).

2.5	Debtors’ Joint Prepackaged Chapter 11 Plan (incorporated herein by reference to Exhibit 2.8 to New Media Investment Group Inc.’s Registration Statement on Form 10/A (File No. 001-36097), filed November 8, 2013).

2.6	Debtors’ Findings of Fact and Conclusions of Law and Order Approving Debtors’ Disclosure Statement For, and Confirming, Debtors’ Joint Prepackaged Chapter 11 Plan (incorporated herein by reference to Exhibit 2.9 to New Media Investment Group Inc.’s Registration Statement on Form 10/A (File No. 001-36097), filed November 8, 2013).

2.7	Asset Purchase Agreement, dated as of July 22, 2014, among The Providence Journal Company, as Seller, and LMG Rhode Island Holdings, Inc., as Buyer (incorporated herein by reference to Exhibit 2.1 to New Media Investment Group Inc.’s Current Report on Form 8-K, filed September 3, 2014).

2.8	Asset Purchase Agreement dated as of November 20, 2014, by and among Cummings Acquisition, Inc. and the sellers party thereto (incorporated by reference to Exhibit 2.1 to New Media Investment Group Inc.’s Current Report on Form 8-K, filed November 28, 2014).

2.9	Amendment to the Asset Purchase Agreement, dated as of January 9, 2015, by and among Cummings Acquisition, Inc. and the sellers party thereto (incorporated herein by reference to Exhibit 2.2 to New Media Investment Group Inc.’s Current Report on Form 8-K, filed January 12, 2015).

2.10	Asset Purchase Agreement dated as of February 19, 2015, by and among DB Acquisition, Inc. and the sellers party thereto (incorporated by reference to Exhibit 2.1 to New Media Investment Group Inc.’s Current Report on Form 8-K, filed February 23, 2015).

2.11	Asset Purchase Agreement dated as of June 3, 2015, by and among The Dispatch Printing Company, Consumer News Services, Inc., Dispatch Consumer Services, Inc. , GateHouse Media Ohio Holdings II, Inc. and GateHouse Media Operating, LLC (incorporated by reference to Exhibit 2.1 to New Media Investment Group Inc.’s Current Report on Form 8-K, filed June 15, 2015).

2.12	Amended and Restated Share Purchase Agreement effective as of December 10, 2015, by and among DB Acquisition, Inc., Las Vegas Review-Journal, Inc. (fka DB Nevada Holdings, Inc) and News + Media Capital Group LLC.

3.1	Amended and Restated Certificate of Incorporation of New Media Investment Group Inc. (incorporated herein by reference to Exhibit 3.1 to New Media Investment Group Inc.’s Registration Statement on Form S-1/A (Registration No. 333-192736), filed January 15, 2014).

3.2	Amended and Restated Bylaws of New Media Investment Group Inc. (incorporated herein by reference to Exhibit 3.2 to New Media Investment Group Inc.’s Registration Statement on Form S-1/A (Registration No. 333-192736), filed January 15, 2014).

4.1	Form of Registration Rights Agreement between New Media Investment Group Inc. and Omega Advisors, Inc. (incorporated herein by reference to Exhibit 4.5 to New Media Investment Group Inc.’s Registration Statement on Form 10/A (File No. 001-36097), filed November 8, 2013).

4.2	Global Warrant Certificate of New Media Investment Group Inc. (included in Exhibit 10.15).

4.3	Global Warrant Certificate of New Media Investment Group Inc. (amended) (included in Exhibit 10.23).

*10.1	Liberty Group Publishing, Inc. Publisher’s Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.2 to GateHouse Media, Inc’s Registration Statement on Form S-1 (Registration No. 333-135944), filed July 21, 2006).

Exhibit No.	Description

*10.2	Liberty Group Publishing, Inc. Executive Benefit Plan (incorporated herein by reference to Exhibit 10.3 to GateHouse Media, Inc’s Registration Statement on Form S-1 (Registration No. 333-135944), filed July 21, 2006).

*10.3	Liberty Group Publishing, Inc. Executive Deferral Plan (incorporated herein by reference to Exhibit 10.4 to GateHouse Media, Inc’s Registration Statement on Form S-1 (Registration No. 333-135944), filed July 21, 2006).

10.4	Form of Indemnification Agreement to be entered into by New Media Investment Group Inc. with each of its executive officers and directors (incorporated herein by reference to Exhibit 10.11 to New Media Investment Group Inc.’s Registration Statement on Form 10/A (File No. 001-36097), filed November 8, 2013).

10.5	License Agreement, dated as of February 28, 2007, by and between SureWest Communications and GateHouse Media, Inc. (incorporated herein by reference to Exhibit 10.1 to GateHouse Media, Inc.’s Current Report on Form 8-K (Items 1.01, 2.01, and 9.01), filed March 1, 2007).

10.6	Amended and Restated Credit Agreement, dated as of February 27, 2007, among GateHouse Media Holdco, Inc., as Holdco, GateHouse Media Operating, Inc., as the Company, GateHouse Media Massachusetts I, Inc., GateHouse Media Massachusetts II, Inc., and ENHE Acquisition, LLC, as Subsidiary Borrowers, the Domestic Subsidiaries of Holdco from time to time Parties thereto, as Guarantors, the Lenders Parties thereto, Goldman Sachs Credit Partners L.P., as Syndication Agent, Morgan Stanley Senior Funding, Inc., and BMO Capital Markets Financing, Inc., as co-documentation Agents and Cortland Products Corp., as successor to Wells Fargo Bank, as Administrative Agent, Wachovia Capital Markets, LLC, as Goldman Sachs Credit Partners, L.P., General Electric Capital Corporation and Morgan Stanley Senior Funding, Inc., as Joint Lead Arrangers and Joint Book Runners (incorporated herein by reference to Exhibit 10.1 to GateHouse Media, Inc.’s Current Report on Form 8- K (Items 1.01, 2.03, and 9.01), filed March 1, 2007).

10.7	Amended and Restated Security Agreement, dated as of February 28, 2007, among GateHouse Media Holdco, Inc., as Holdco, GateHouse Media Operating, Inc., as the Company, GateHouse Media Massachusetts I, Inc., GateHouse Media Massachusetts II, Inc., and ENHE Acquisition, LLC, as Subsidiary Borrowers, the Domestic Subsidiaries of Holdco from time to time Parties thereto, as Guarantors, and Wells Fargo Bank, as Administrative Agent, Wachovia Capital Markets, LLC, as Goldman Sachs Credit Partners, L.P., General Electric Capital Corporation and Morgan Stanley Senior Funding, Inc., as Joint Lead Arrangers and Joint Book Runners (incorporated herein by reference to Exhibit 10.2 to GateHouse Media, Inc.’s Current Report on Form 8-K (Items 1.01, 2.03, and 9.01), filed March 1, 2007).

10.8	Amended and Restated Pledge Agreement, dated as of February 28, 2007, among GateHouse Media Holdco, Inc., as Holdco, GateHouse Media Operating, Inc., as the Company, GateHouse Media Massachusetts I, Inc., GateHouse Media Massachusetts II, Inc., and ENHE Acquisition, LLC, as Subsidiary Borrowers, the Domestic Subsidiaries of Holdco from time to time Parties thereto, as Guarantors, and Wells Fargo Bank, as Administrative Agent, for the several banks and other financial institutions as may from time to time becomes parties to such Credit Agreement (incorporated herein by reference to Exhibit 10.3 to GateHouse Media, Inc.’s Current Report on Form 8-K (Items 1.01, 2.03, and 9.01), filed March 1, 2007).

10.9	First Amendment to Amended and Restated Credit Agreement, dated as of May 7, 2007, by and among GateHouse Media Holdco, Inc., as Holdco, GateHouse Media Operating, Inc., as the Company, GateHouse Media Massachusetts I, Inc., GateHouse Media Massachusetts II, Inc. and ENHE Acquisition, LLC, as Subsidiary Borrowers, the Domestic Subsidiaries of Holdco from time to time Parties thereto, as Guarantors, the Lenders Parties thereto, and Wells Fargo Bank, as Administrative Agent (incorporated herein by reference to Exhibit 99.1 to GateHouse Media, Inc.’s Current Report on Form 8-K, filed May 11, 2007).

10.10	Second Amendment to Amended and Restated Credit Agreement, dated as of February 3, 2009, by and among GateHouse Media Holdco, Inc., as Holdco, GateHouse Media Operating, Inc., as the Company, GateHouse Media Massachusetts I, Inc., GateHouse Media Massachusetts II, Inc. and ENHE Acquisition, LLC, as Subsidiary Borrowers, the Domestic Subsidiaries of Holdco from time to time Parties thereto, as Guarantors, the Lenders Parties thereto, and Wells Fargo Bank, as Administrative Agent (incorporated herein by reference to Exhibit 99.1 to GateHouse Media, Inc.’s Current Report on Form 8-K, filed February 5, 2009).

*10.11	Employment Agreement dated as of January 9, 2009, by and among GateHouse Media, Inc., GateHouse Media Operating Inc., and Kirk Davis (incorporated herein by reference to Exhibit 10.1 to GateHouse Media, Inc.’s Current Report on Form 8-K, filed January 9, 2009).

*10.12	Form of amendment to Employment Agreement for Kirk Davis (incorporated herein by reference to Exhibit 10.23 to GateHouse Media, Inc.’s Annual Report on Form 10-K, filed March 8, 2012).

Exhibit No.	Description

10.13	Agency Succession and Amendment Agreement, dated as of March 30, 2011 by and among GateHouse Media Holdco, Inc., GateHouse Media Operating, Inc., GateHouse Media Massachusetts I, Inc., GateHouse Media Massachusetts II, Inc., ENHE Acquisition, LLC, each of those domestic subsidiaries of Holdco identified as a “Guarantor” on the signature pages of the Credit Agreement, Wells Fargo Bank, N.A., successor-by-merger to Wachovia Bank, National Association, as the resigning Administrative Agent, and the Successor Agent (incorporated herein by reference to Exhibit 99.1 to GateHouse Media, Inc.’s Current Report on Form 8-K, filed April 7, 2011).

10.14	Credit Amendment, dated as of September 3, 2013, by and among GateHouse Media Holdco, Inc. (“Holdco”), GateHouse Media Operating, Inc., GateHouse Media Massachusetts I, Inc., GateHouse Media Massachusetts II, Inc. and ENHE Acquisition, LLC, those subsidiaries of Holdco party hereto as Guarantors and the Required Lenders party hereto (incorporated herein by reference to Exhibit 4.3 to GateHouse Media, Inc’s Current Report on Form 8-K, filed September 11, 2013).

10.15	Warrant Agreement dated as of November 26, 2013 between New Media Investment Group Inc. and American Stock Transfer & Trust Company, LLC (incorporated herein by reference to Exhibit 10.27 to New Media Investment Group Inc.’s Registration Statement on Form S-1 (Registration No. 333-192736), filed December 10, 2013).

10.16	Form of Management Agreement between New Media Investment Group Inc. and FIG LLC (incorporated herein by reference to Exhibit 10.28 to New Media Investment Group Inc.’s Registration Statement on Form 10 (File No. 001-36097), filed September 27, 2013).

10.17	Contribution Agreement dated November 26, 2013 between Newcastle Investment Corp. and New Media Investment Group Inc. (incorporated herein by reference to Exhibit 10.29 to New Media Investment Group Inc.’s Registration Statement on Form S-1 (Registration No. 333-192736), filed December 10, 2013).

10.18	Form of Cooperation Agreement between Newcastle Investment Corp. and New Media Investment Group Inc. (incorporated herein by reference to Exhibit 10.30 to New Media Investment Group Inc.’s Registration Statement on Form 10/A (File No. 001-36097), filed November 8, 2013).

10.19	Form of Assignment Agreement between Newcastle Investment Corp. and New Media Investment Group Inc. (incorporated herein by reference to Exhibit 10.31 to New Media Investment Group Inc.’s Registration Statement on Form 10/A (File No. 001-36097), filed November 8, 2013).

10.20	Revolving Credit, Term Loan and Security Agreement, dated as of November 26, 2013 by and among GateHouse Media, Inc., GateHouse Media Intermediate Holdco, Inc., certain wholly-owned subsidiaries of GateHouse Media Intermediate Holdco, Inc., PNC Bank, National Association, as the administrative agent, Crystal Financial LLC, as term loan B agent, and each of the lenders party thereto (incorporated herein by reference to Exhibit 10.33 to New Media Investment Group Inc.’s Registration Statement on Form S-1 (Registration No. 333-192736), filed December 10, 2013).

10.21	Term Loan and Security Agreement dated November 26, 2013 by and among GateHouse Media, Inc., GateHouse Media Intermediate Holdco Inc., certain wholly-owned subsidiaries of GateHouse Media Intermediate Holdco, Inc., Mutual Quest Fund and each of the lenders party thereto (incorporated herein by reference to Exhibit 10.34 to New Media Investment Group Inc.’s Registration Statement on Form S-1 (Registration No. 333-192736), filed December 10, 2013).

*10.22	New Media Investment Group Inc. Nonqualified Stock Option and Incentive Award Plan (incorporated herein by reference to Exhibit 10.1 to New Media Investment Group Inc.’s Current Report on Form 8-K, filed February 7, 2014).

10.23	Amended and Restated Warrant Agreement dated January 15, 2014 between New Media Investment Group Inc. and American Stock & Transfer Company, LLC (incorporated herein by reference to Exhibit 10.37 to New Media Investment Group Inc.’s Registration Statement on Form S-1/A (Registration No. 333-192736), filed January 28, 2014).

*10.24	Form of New Media Investment Group Inc. Non-Officer Director Restricted Stock Grant Agreement (incorporated herein by reference to Exhibit 10.2 to New Media Investment Group Inc.’s Current Report on Form 8-K, filed February 7, 2014).

10.25	Amended and Restated Management Agreement, dated as of February 14, 2014, between New Media Investment Group Inc. and FIG LLC (incorporated by reference to Exhibit 10.37 of New Media Investment Group Inc.’s Annual Report on Form 10-K, filed March 19, 2014).

*10.26	Form of Nonqualified Stock Option Agreement between New Media Investment Group Inc. and Fortress Operating Entity I LP (incorporated by reference to Exhibit 10.37 of New Media Investment Group Inc.’s Annual Report on Form 10-K, filed March 19, 2014)

*10.27	Form of Tandem Award Agreement between New Media Investment Group Inc. and FIG LLC (incorporated by reference to Exhibit 10.37 of New Media Investment Group Inc.’s Annual Report on Form 10-K, filed March 19, 2014)

Exhibit No.	Description

10.28	Credit Agreement, dated as of June 4, 2014 among New Media Holdings I LLC, New Media Holdings II LLC, the several banks and other financial institutions or entities from time to time parties to this Agreement, as the Lenders, RBS Citizens, N.A. and Credit Suisse Securities (USA) LLC, as Joint Lead Arrangers and Joint Bookrunners, Credit Suisse AG, Cayman Islands Branch, as Syndication Agent, and Citizens Bank of Pennsylvania, together with any successor appointed in accordance with Section 8.9 of the Credit Agreement, as Administrative Agent (incorporated by reference to Exhibit 10.40 to New Media Investment Group Inc.’s Quarterly Report on Form 10-Q for the period ended June 29, 2014, filed July 31, 2014).

10.29	Pledge Agreement, dated as of June 4, 2014 among New Media Holdings II LLC, New Media Holdings I LLC, each of the subsidiary guarantors from time to time party thereto and Citizens Bank of Pennsylvania, in its capacity as Administrative Agent (incorporated by reference to Exhibit 10.41 to New Media Investment Group Inc.’s Quarterly Report on Form 10-Q for the period ended June 29, 2014, filed July 31, 2014).

10.30	Guarantee Agreement, dated as of June 4, 2014 made by New Media Holdings I LLC, each of the other guarantors party thereto in favor of Citizens Bank of Pennsylvania, as Administrative Agent (incorporated by reference to Exhibit 10.42 to New Media Investment Group Inc.’s Quarterly Report on Form 10-Q for the period ended June 29, 2014, filed July 31, 2014).

10.31	Security Agreement, dated as of June 4, 2014 among New Media Holdings I LLC, New Media Holdings II LLC, each of the subsidiary guarantors from time to time party thereto and Citizens Bank of Pennsylvania, in its capacity as Administrative Agent (incorporated by reference to Exhibit 10.43 to New Media Investment Group Inc.’s Quarterly Report on Form 10-Q for the period ended June 29, 2014, filed July 31, 2014).

10.32	Amendment to Credit Agreement, dated as of July 17, 2014 between Citizens Bank of Pennsylvania, New Media Holdings II LLC and New Media Holdings I LLC (incorporated by reference to Exhibit 10.44 to New Media Investment Group Inc.’s Quarterly Report on Form 10-Q for the period ended June 29, 2014, filed July 31, 2014).

10.33	First Amendment to Credit Agreement, dated as of September 3, 2014, among New Media Holdings I LLC, New Media Holdings II LLC, the loan parties party thereto, the several banks and other financial institutions or entities party thereto as incremental term lenders, and Citizens Bank of Pennsylvania, as administrative agent (incorporated by reference to Exhibit 10.1 to New Media Investment Group Inc.’s Current Report on Form 8-K, filed September 3, 2014).

10.34	Second Amendment to Credit Agreement, dated as of November 20, 2014, among New Media Holdings I LLC, New Media Holdings II LLC, the loan parties party thereto, the lenders party thereto, and Citizens Bank of Pennsylvania, as administrative agent (incorporated by reference to Exhibit 10.1 to New Media Investment Group Inc.’s Current Report on Form 8-K, filed November 28, 2014).

10.35	Parent Guaranty, dated as of November 20, 2014, among New Media Investment Group Inc., New Media Holdings I LLC and the sellers party thereto (incorporated by reference to Exhibit 10.1 to New Media Investment Group Inc.’s Current Report on Form 8-K, filed November 28, 2014).

10.36	Third Amendment to Credit Agreement, dated as of January 9, 2015, among New Media Holdings I LLC, New Media Holdings II LLC, the loan parties party thereto, the several banks and other financial institutions or entities party thereto as incremental term lenders, the revolving credit lenders and Citizens Bank of Pennsylvania, as administrative agent (incorporated herein by reference to Exhibit 10.1 to New Media Investment Group Inc.’s Current Report on Form 8-K, filed January 12, 2015).

10.37	Fourth Amendment to Credit Agreement, dated as of February 13, 2015, among New Media Holdings I LLC, New Media Holdings II LLC, the loan parties party thereto, the term loan lenders, the other lenders party thereto and Citizens Bank of Pennsylvania, as administrative agent (incorporated by reference to Exhibit 10.1 to New Media Investment Group Inc.’s Current Report on Form 8-K, filed February 20, 2015).

10.38	Parent Guaranty, dated as of February 19, 2015, among New Media Investment Group Inc., New Media Holdings I LLC and the sellers party thereto (incorporated by reference to Exhibit 10.1 to New Media Investment Group Inc.’s Current Report on Form 8-K, filed February 23, 2015).

**10.39	Amended and Restated Management and Advisory Agreement, dated March 6, 2015, between New Media Investment Group Inc. and FIG LLC. (included herewith).

10.40	Fifth Amendment to Credit Agreement, dated as of March 6, 2015, among New Media Holdings I LLC, New Media Holdings II LLC, the loan parties party thereto, HSBC Bank USA, National Association and Deutsche Bank AG New York Branch as additional lenders and Citizens Bank of Pennsylvania, as administrative agent (incorporated by reference to Exhibit 10.1 to New Media Investment Group Inc.’s Current Report on Form 8-K, filed March 12, 2015).

Exhibit No.	Description

10.41	Sixth Amendment to Credit Agreement, dated as of May 29, 2015, among New Media Holdings I LLC, New Media Holdings II LLC, the loan parties party thereto, the several banks and other financial institutions party thereto as the incremental term lenders and Citizens Bank of Pennsylvania, as administrative agent (incorporated by reference to Exhibit 10.1 to New Media Investment Group Inc.’s Current Report on Form 8-K, filed June 2, 2015).

**21	Subsidiaries of New Media Investment Group Inc. (included herewith).

**23	Consent of Ernst & Young LLP (included herewith).

**31.1	Rule 13a-14(a)/15d-14(d) Certification of Principal Executive Officer under the Securities Exchange Act of 1934 (included herewith).

**31.2	Rule 13a-14(a)/15d-14(d) Certification of Principal Financial Officer under the Securities Exchange Act of 1934 (included herewith).

**32.1	Section 1350 Certification (included herewith).

**32.2	Section 1350 Certification (included herewith).

** 101.INS	XBRL Instance Document

** 101.SCH	XBRL Taxonomy Extension Schema

** 101.CAL	XBRL Taxonomy Extension Calculation Linkbase

** 101.DEF	XBRL Taxonomy Extension Definition Linkbase

** 101.LAB	XBRL Taxonomy Extension Label Linkbase

** 101.PRE	XBRL Taxonomy Extension Presentation Linkbase

*           Asterisks identify management contracts and compensatory plans or arrangements.

 **        Furnished electronically herewith.

Item 16. Form 10-K Summary

 Not provided.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW MEDIA INVESTMENT GROUP INC.

By:	/s/ Michael E. Reed
Michael E. Reed
Chief Executive Officer

February 21, 2017

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Wesley R. Edens	Chairman of the Board	February 21, 2017
Wesley R. Edens

/s/ Michael E. Reed	Chief Executive Officer and Director	February 21, 2017
Michael E. Reed	(Principal Executive Officer)

/s/ Gregory W. Freiberg	Chief Financial Officer and Chief Accounting Officer	February 21, 2017
Gregory W. Freiberg	(Principal Financial and Accounting Officer)

/s/ Kevin M. Sheehan	Director	February 21, 2017
Kevin M. Sheehan

/s/ Theodore P. Janulis	Director	February 21, 2017
Theodore P. Janulis

/s/ Laurence Tarica	Director	February 21, 2017
Laurence Tarica

Exhibit 10.39

AMENDED AND RESTATED

MANAGEMENT AND ADVISORY AGREEMENT

dated as of March 6, 2015

between

NEW MEDIA INVESTMENT GROUP INC.

and

FIG LLC

i

AMENDED AND RESTATED MANAGEMENT AND ADVISORY AGREEMENT

THIS AMENDED AND RESTATED MANAGEMENT AND ADVISORY AGREEMENT, is made as of March 6, 2015 (the “Agreement”) by and among NEW MEDIA INVESTMENT GROUP INC., a Delaware corporation (the “Company”), and FIG LLC, a Delaware limited liability company (together with its permitted assignees, the “Manager”). This Agreement amends and restates, in its entirety, the management and advisory agreement dated as of February 14, 2014 by and among the Company and the Manager.

W I T N E S S E T H:

WHEREAS, the Company desires to avail itself of the experience, sources of information, advice, assistance and certain facilities of or available to the Manager and to have the Manager undertake the duties and responsibilities hereinafter set forth, on behalf of the Company, as provided in this Agreement; and

WHEREAS, the Manager is willing to render such services on the terms and conditions hereinafter set forth.

NOW THEREFORE, IN CONSIDERATION OF THE MUTUAL AGREEMENTS HEREIN SET FORTH, THE PARTIES HERETO AGREE AS FOLLOWS:

SECTION 1. DEFINITIONS.

The following terms have the meanings assigned them:

(a)        “Agreement” means this Management and Advisory Agreement, as amended from time to time.

(b)        “Board of Directors” means the Board of Directors of the Company.

(c)        “Code” means the Internal Revenue Code of 1986, as amended.

(d)        “Common Share” means a share of capital stock of the Company now or hereafter authorized as common voting stock of the Company.

(e)        “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(f)         “Adjusted Net Income” means net income (computed in accordance with GAAP) plus depreciation and amortization, and after adjustments for (a) unconsolidated partnerships, joint ventures and permanent cash tax savings and (b) Other Non-Routine Items. Adjusted Net Income will be computed on an unconsolidated basis. The computation of Adjusted Net Income may be adjusted at the direction of the Independent Directors upon reasonable request by the Manager based on changes in, or certain applications of, GAAP.

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(g)        “Governing Instruments” means, with regard to any entity, the articles of incorporation and bylaws in the case of a corporation, certificate of limited partnership (if applicable) and the partnership agreement in the case of a general or limited partnership, the articles of formation and the operating agreement in the case of a limited liability company, or, in each case, comparable governing documents.

(h)        “Independent Directors” means the members of the Board of Directors who are not officers or employees of the Manager.

(i)         “Investment Company Act” means the Investment Company Act of 1940, as amended.

(j)         “Investments” means the investments of the Company.

(k)         “Junior Share” means a share of capital stock of the Company now or hereafter authorized or reclassified that has dividend rights, or rights upon liquidation, winding up and dissolution, that are inferior or junior to the Ordinary Shares.

(l)         “Listing” means the commencement date of regular-way trading of Common Shares of the Company on a major U.S. national securities exchange.

(m)        “Ordinary Share” means a share of the Company’s Common Shares, par value $0.01 per share. Where relevant in this Agreement, “Ordinary Shares” includes shares of the Company’s Common Shares, par value $0.01 per share, issued upon conversion of Preferred Shares or Junior Shares.

(n)        “Plan” means the Debtors’ Joint Prepackaged Chapter 11 Plan dated as of September 20, 2013 (together with all Exhibits, Annexes and Schedules thereto), in each case as amended, supplemented or otherwise modified from time to time, in the cases captioned In re: GateHouse Media, Inc., et al., Case No. 13-12503 (MFW) in the United States Bankruptcy Court for the District of Delaware.

(o)        “Preferred Share” means a share of capital stock of the Company now or hereafter authorized or reclassified that has dividend rights, or rights upon liquidation, winding up and dissolution, that are superior or prior to the Ordinary Shares.

(p)        “Subsidiary” means any subsidiary of the Company and any partnership, the general partner of which is the Company or any subsidiary of the Company and any limited liability company, the managing member of which is the Company or any subsidiary of the Company.

(q)        “Other Non-Routine Items” means (a) (i) write-offs of unamortized deferred financing fees, or additional costs, make-whole payments, penalties or premiums incurred as the result of early repayment of debt, (ii) changes in the fair value of contingent consideration and financial instruments, (iii) preferred stock redemption charges, (iv) gains or losses related to litigation, claims, and other contingencies, (v) losses on early extinguishment of debt, (vi)

 2

charges or income related to changes in income tax valuation allowances, tax litigation or settlements, (vii) impairments or reversals of impairments, and (viii) integration expenses related to acquisitions, and (b) other adjustments approved by the Independent Directors upon reasonable request by the Manager from time to time.

SECTION 2.      APPOINTMENT AND DUTIES OF THE MANAGER.

(a)         The Company hereby appoints the Manager to manage the assets of the Company subject to the further terms and conditions set forth in this Agreement and the Manager hereby agrees to use its commercially reasonable efforts to perform each of the duties set forth herein. The appointment of the Manager shall be exclusive to the Manager except to the extent that the Manager otherwise agrees, in its sole and absolute discretion, and except to the extent that the Manager elects, pursuant to the terms of this Agreement, to cause the duties of the Manager hereunder to be provided by third parties.

(b)        The Manager, in its capacity as manager of the assets and the day-to-day operations of the Company, at all times will be subject to the supervision of the Company’s Board of Directors and will have only such functions and authority as the Company may delegate to it including, without limitation, the functions and authority identified herein and delegated to the Manager hereby. The Manager will be responsible for the day-to-day operations of the Company and will perform (or cause to be performed) such services and activities relating to the assets and operations of the Company as may be appropriate, including, without limitation:

(i)         serving as the Company’s consultant with respect to the periodic review of the investment criteria and parameters for Investments, borrowings and operations;

(ii)        investigation, analysis, valuation and selection of investment opportunities;

(iii)       with respect to prospective Investments by the Company and dispositions of Investments, conducting negotiations with brokers, sellers and purchasers and their respective agents and representatives, investment bankers and owners of privately and publicly held companies;

(iv)       engaging and supervising, on behalf of the Company and at the Company’s expense, independent contractors that provide services relating to the Investments, including, but not limited to, investment banking, legal advisory, tax advisory, accounting advisory, securities brokerage, real estate advisory and brokerage, and other financial and consulting services as the Manager determines from time to time is advisable;

(v)        negotiating on behalf of the Company for the sale, exchange or other disposition of any Investments;

(vi)       coordinating and managing operations of any joint venture or co-investment interests held by the Company and conducting all matters with the joint venture or co-investment partners;

 3

(vii)       providing executive and administrative personnel, office space and office services required in rendering services to the Company;

(viii)      administering the day-to-day operations of the Company and performing and supervising the performance of such other administrative functions necessary in the management of the Company as may be agreed upon by the Manager and the Board of Directors, including, without limitation, the collection of revenues and the payment of the Company’s debts and obligations and maintenance of appropriate computer services to perform such administrative functions;

(ix)         communicating on behalf of the Company with the holders of any equity or debt securities of the Company as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading markets and to maintain effective relations with such holders;

(x)         counseling the Company in connection with policy decisions to be made by the Board of Directors;

(xi)         evaluating and recommending to the Board of Directors modifications to the hedging strategies in effect on the date hereof and engaging in hedging activities on behalf of the Company;

(xii)        counseling the Company regarding the maintenance of its exemption from the Investment Company Act and monitoring compliance with the requirements for maintaining an exemption from that Act;

(xiii)       assisting the Company in developing criteria that are specifically tailored to the Company’s investment objectives and making available to the Company its knowledge and experience with respect to its target assets;

(xiv)       representing and making recommendations to the Company in connection with the purchase and finance, and commitment to purchase and finance, of its target assets, and in connection with the sale and commitment to sell such assets;

(xv)       monitoring the operating performance of the Investments and providing periodic reports with respect thereto to the Board of Directors, including comparative information with respect to such operating performance, valuation and budgeted or projected operating results;

(xvi)      investing and re-investing any moneys and securities of the Company (including investing in short-term Investments pending investment in Investments, payment of fees, costs and expenses, or payments of dividends or distributions to stockholders and partners of the Company) and advising the Company as to its capital structure and capital raising;

(xvii)     causing the Company to retain qualified accountants and legal counsel, as applicable, to assist in developing appropriate accounting procedures, compliance procedures

 4

and testing systems with respect to financial reporting obligations and to conduct quarterly compliance reviews with respect thereto;

(xviii)     causing the Company to qualify to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;

(xix)       assisting the Company in complying with all regulatory requirements applicable to the Company in respect of its business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents required under the Exchange Act;

(xx)        taking all necessary actions to enable the Company to make required tax filings and reports, including soliciting stockholders for required information to the extent provided by the provisions of the Code;

(xxi)       handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) in which the Company may be involved or to which the Company may be subject arising out of the Company’s day-to-day operations, subject to such limitations or parameters as may be imposed from time to time by the Board of Directors;

(xxii)      using commercially reasonable efforts to cause expenses incurred by or on behalf of the Company to be reasonable or customary and within any budgeted parameters or expense guidelines set by the Board of Directors from time to time;

(xxiii)     performing such other services as may be required from time to time for management and other activities relating to the assets of the Company as the Board of Directors shall reasonably request or the Manager shall deem appropriate under the particular circumstances; and

(xxiv)     using commercially reasonable efforts to cause the Company to comply with all applicable laws.

Without limiting the foregoing, the Manager will perform portfolio management services (the “Portfolio Management Services”) on behalf of the Company with respect to the Investments. Such services will include, but not be limited to, consulting with the Company on the purchase and sale of, and other investment opportunities in connection with, the Company’s portfolio of assets; the collection of information and the submission of reports pertaining to the Company’s assets, general economic conditions; periodic review and evaluation of the performance of the Company’s portfolio of assets; acting as liaison between the Company and banking, investment banking and other parties with respect to the purchase, financing and disposition of assets; and other customary functions related to portfolio management. Additionally, the Manager will perform monitoring services (the “Monitoring Services”) on behalf of the Company with respect to any services provided by third parties, which the Manager determines are material to the performance of the business.

 5

(c)        The Manager may enter into agreements with other parties, including its affiliates (subject to Section 2(d) below), for the purpose of engaging one or more asset managers for and on behalf, and at the sole cost and expense, of the Company to provide operations management, asset management, personnel management, development and/or similar services to the Company (including, without limitation, Portfolio Management Services and Monitoring Services) with respect to the Investments, pursuant to management agreement(s) with terms which are then customary for agreements regarding the management or servicing of assets similar in type, quality and value to the assets of the Company; provided, that (i) with respect to Portfolio Management Services, (A) any such agreements shall be subject to the Company’s prior written approval and (B) the Manager shall remain liable for the performance of such Portfolio Management Services, and (ii) with respect to Monitoring Services, any such agreements shall be subject to the Company’s prior written approval.

(d)        Transactions between the Manager and any affiliate (including, but not limited to, any amendments to this Agreement or any issuance by the Company of equity to existing shareholders as of the date of this Agreement that would change the relative equity ownership percentages among such existing shareholders) must be approved in advance by the majority of the Independent Directors and be determined by such Independent Directors to be in the best interests of the Company. If any affiliate transaction involving the acquisition of an asset from the Manager or an affiliate of the Manager is not approved in advance by a majority of the Independent Directors, then the Manager may be required to repurchase the asset at the purchase price (plus closing costs) to the Company.

(e)        The Manager may retain, for and on behalf, and at the sole cost and expense, of the Company, such services of accountants, legal counsel, appraisers, insurers, brokers, transfer agents, registrars, developers, investment banks, financial advisors, banks and other lenders and others as the Manager deems necessary or advisable in connection with the management and operations of the Company. Notwithstanding anything contained herein to the contrary, the Manager shall have the right to cause any such services to be rendered by its employees or affiliates. Commencing from the Listing, the Company shall pay or reimburse the Manager or its affiliates performing such services for the cost thereof; provided, that such costs and reimbursements are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis.

(f)         As frequently as the Manager may deem necessary or advisable, or at the direction of the Board of Directors, the Manager shall, at the sole cost and expense of the Company, prepare, or cause to be prepared, with respect to any Investment (i) reports and information on the Company’s operations and asset performance and (ii) other information reasonably requested by the Company.

(g)        The Manager shall prepare, or cause to be prepared, at the sole cost and expense of the Company, all reports, financial or otherwise, with respect to the Company reasonably required by the Board of Directors in order for the Company to comply with its Governing Instruments or any other materials required to be filed with any governmental body or agency,

 6

and shall prepare, or cause to be prepared, all materials and data necessary to complete such reports and other materials including, without limitation, an annual audit of the Company’s books of account by a nationally recognized independent accounting firm.

(h)        The Manager shall prepare regular reports for the Board of Directors to enable the Board of Directors to review the Company’s acquisitions, portfolio composition and characteristics, performance and compliance with policies approved by the Board of Directors.

(i)         Notwithstanding anything contained in this Agreement to the contrary, except to the extent that the payment of additional monies is proven by the Company to have been required as a direct result of the Manager’s acts or omissions which result in the right of the Company to terminate this Agreement pursuant to Section 15 of this Agreement, the Manager shall not be required to expend money (“Excess Funds”) in excess of that contained in any applicable Company Account (as herein defined) or otherwise made available by the Company to be expended by the Manager hereunder. Failure of the Manager to expend Excess Funds out-of- pocket shall not give rise or be a contributing factor to the right of the Company under Section 13(a) of this Agreement to terminate this Agreement due to the Manager’s unsatisfactory performance.

(j)         In performing its duties under this Section 2, the Manager shall be entitled to rely reasonably on qualified experts hired by the Manager.

SECTION 3.     DEVOTION OF TIME; ADDITIONAL ACTIVITIES.

(a)        The Manager will be responsible for the compensation and benefits of the Chief Executive Officer after the Listing. Any increase to the Chief Executive Officer’s compensation and benefits in effect as of the date of this Agreement shall either be approved by the Manager in its sole and absolute discretion or be paid for by the Company.

(b)        Nothing herein shall prevent the Manager or any of its affiliates or any of the officers and employees of any of the foregoing from engaging in other businesses or from rendering services of any kind to any other person or entity, including investment in, or advisory service to others investing in, any type of media or media related investment, including investments which meet the principal investment objectives of the Company.

(c)        Managers, members, partners, officers, employees and agents of the Manager or affiliates of the Manager may serve as directors, officers, employees, agents, nominees or signatories for the Company or any Subsidiary, to the extent permitted by their Governing Instruments, as from time to time amended, or by any resolutions duly adopted by the Board of Directors pursuant to the Company’s Governing Instruments. When executing documents or otherwise acting in such capacities for the Company, such persons shall use their respective titles in the Company.

 7

SECTION 4. AGENCY.

The Manager shall act as agent of the Company in making, acquiring, financing and disposing of Investments, disbursing and collecting the Company’s funds, paying the debts and fulfilling the obligations of the Company, supervising the performance of professionals engaged by or on behalf of the Company and handling, prosecuting and settling any claims of or against the Company, the Board of Directors, holders of the Company’s securities or the Company’s representatives or properties.

SECTION 5. BANK ACCOUNTS.

At the direction of the Board of Directors, the Manager may establish and maintain one or more bank accounts in the name of the Company or any Subsidiary (any such account, a “Company Account”), and may collect and deposit funds into any such Company Account or Company Accounts, and disburse funds from any such Company Account or Company Accounts, under such terms and conditions as the Board of Directors may approve; and the Manager shall from time to time render appropriate accountings of such collections and payments to the Board of Directors and, upon request, to the auditors of the Company or any Subsidiary.

SECTION 6. RECORDS; CONFIDENTIALITY.

The Manager shall maintain appropriate books of accounts and records relating to services performed under this Agreement, and such books of account and records shall be accessible for inspection by representatives of the Company or any Subsidiary at any time during normal business hours upon ten (10) business days advance written notice. The Manager shall keep confidential any and all information obtained in connection with the services rendered under this Agreement and shall not disclose any such information to nonaffiliated third parties except with the prior written consent of the Board of Directors.

SECTION 7. OBLIGATIONS OF MANAGER; RESTRICTIONS.

(a)        The Manager shall require each seller or transferor of Investment assets to the Company to make such representations and warranties regarding such assets as may, in the judgment of the Manager, be necessary and appropriate. In addition, the Manager shall take such other action as it deems necessary or appropriate with regard to the protection of the Investments.

(b)        The Manager shall refrain from any action that, in its sole judgment made in good faith, would violate any law, rule or regulation of any governmental body or agency having jurisdiction over the Company or any Subsidiary or that would otherwise not be permitted by such entity’s Governing Instruments. If the Manager is ordered to take any such action by the Board of Directors, the Manager shall promptly notify the Board of Directors of the Manager’s judgment that such action would adversely affect such status or violate any such law, rule or regulation or the Governing Instruments. Notwithstanding the foregoing, the Manager, its directors, officers, stockholders and employees shall not be liable to the Company or any Subsidiary, the Board of Directors, or the Company’s or any Subsidiary’s stockholders or

 8

partners for any act or omission by the Manager, its directors, officers, stockholders or employees except as provided in Section 11 of this Agreement.

(c)        The Manager shall not (i) consummate any transaction which would involve the acquisition by the Company of property in which the Manager or any affiliate thereof has an ownership interest or the sale by the Company of property to the Manager or any affiliate thereof, or (ii) under circumstances where the Manager is subject to an actual or potential conflict of interest because it manages both the Company and another Person (not an Affiliate of the Company) with which the Company has a contractual relationship, take any action constituting the granting to such Person of a waiver, forbearance or other relief, or the enforcement against such Person of remedies, under or with respect to the applicable contract, unless such transaction or action, as the case may be and in each case, is approved by a majority of the Independent Directors.

(d)       The Manager shall at all times during the term of this Agreement (including the Initial Term and any renewal term) maintain a tangible net worth equal to or greater than $1,000,000. Additionally, during such period the Manager shall maintain “errors and omissions” insurance coverage and other insurance coverage which is customarily carried by asset and investment managers performing functions similar to those of the Manager under this Agreement with respect to assets similar to the assets of the Company, in an amount which is comparable to that customarily maintained by other managers or servicers of similar assets.

SECTION 8. COMPENSATION.

(a)        During the term of this Agreement (as the same may be extended from time to time) commencing from the Listing, the Manager will receive an annual management fee (the “Management Fee”) equal to 1.50% of the Company’s “Total Equity.” The Management Fee shall be calculated and paid monthly in arrears based upon the weighted daily average of the Total Equity of the Company for such month. The term “Total Equity” for any period means the sum of (i) the equity value as of the Listing, plus (ii) the total net proceeds to the Company from any equity capital hereafter raised by the Company or any Subsidiary of the Company (exclusive, with respect to any Subsidiary, of capital of such Subsidiary consisting of a capital contribution or other form of capital investment made by the Company or another Subsidiary of the Company), including capital effectively raised through the issuance of capital in a transaction (including, for the avoidance of doubt, mergers or acquisitions in which all or a portion of the consideration in such transaction consists of stock issued by the Company), plus (iii) the value of contributions made by partners other than the Company, from time to time, to the capital of any Subsidiary (reduced proportionately in the case of a Subsidiary to the extent that the Company owns, directly or indirectly, less than 100% of the equity interests in such Subsidiary), plus (iv) the equity value of any assets contributed to the Company prior to or after the date of this Agreement (to the extent not previously included) less (iv) any capital dividends or capital distributions made by the Company to its stockholders or, without duplication, by any Subsidiary to its stockholders, partners or other equity holders.

(b)        The Manager shall compute each installment of the Management Fee within 15 days after the end of the calendar month with respect to which such installment is payable. A

 9

copy of the computations made by the Manager to calculate such installment shall thereafter, for informational purposes only and subject in any event to Section 13(a) of this Agreement, promptly be delivered to the Board of Directors and, upon such delivery, payment of such installment of the Management Fee shown therein shall be due and payable no later than the earlier to occur of (i) the date which is 20 days after the end of the calendar month with respect to which such installment is payable and (ii) the date which is two (2) business days after the date of delivery to the Board of Directors of such computations.

(c)        The Management Fee is subject to adjustment pursuant to and in accordance with the provisions of Section 13(a) of this Agreement.

(d)        The Board of Directors may, by written notice to the Manager delivered ten (10) days prior to the date on which any payment of the Incentive Compensation is payable, request that the Manager accept all or a portion of such payment in the form of issued Common Shares, which notice shall specify the amount of the payment of the Incentive Compensation, the amount thereof which the Company intends to pay in cash, if any, and the amount thereof which the Company intends to pay in the form of such Common Shares in the number of such shares as determined by the Board of Directors. Within five (5) days following receipt of said notice, the Manager shall notify the Company in writing, such election to be made by the Manager in its sole discretion, whether it will accept such portion of such payment in the form of such shares and in such number of such shares.

(e)        Commencing from the Listing, in addition to the Management Fee otherwise payable hereunder, the Company shall pay the Manager on a quarterly basis annual incentive compensation on a cumulative, but not compounding, basis, in an amount equal to the product of 25% of the dollar amount by which (a) the Adjusted Net Income (before such payment) of the Company exceeds (b)(i) the weighted daily average Total Equity (plus cash capital raising costs), multiplied by, (ii) a simple interest rate of ten percent (10%) per annum. The obligation of the Company to pay the Incentive Compensation shall survive the expiration or earlier termination of this Agreement, subject to Section 16(b).

(f)         Commencing from the Listing, upon the successful completion of an offering of Common Shares or Preferred Shares by the Company (including, for the avoidance of doubt, in connection with a merger or acquisition in which such Common Shares or Preferred Shares are issued as consideration), the Company shall pay and issue to the Manager options to purchase Common Shares equal to 10% of the number of Common Shares or Preferred Shares sold in the offering (excluding any Common Shares or Preferred Shares issued to Newcastle Investment Corp. or its affiliates in the DJ Contribution (as defined in the Plan)) with an exercise price equal to the price per Common Share or Preferred Share, as the case may be, paid by the public or other ultimate purchaser in the offering. For the avoidance of doubt, the Listing shall not constitute an “offering” for purposes of this Section 8(f).

SECTION 9. EXPENSES OF THE COMPANY.

The Company shall pay all of its expenses and shall reimburse the Manager for documented expenses of the Manager incurred on its behalf (collectively, the “Expenses”).

 10

Expenses include all costs and expenses which are expressly designated elsewhere in this Agreement as the Company’s, together with the following:

(a)        expenses in connection with the issuance and transaction costs incident to the acquisitions, disposition and financing of Investments;

(b)        travel and other out-of-pocket expenses incurred by managers, officers, employees and agents of the Manager in connection with the purchase, financing, refinancing, sale or other disposition, or asset management of an Investment;

(c)        costs of legal, accounting, tax, auditing, administrative and other services rendered for the Company by providers retained by the Manager or, if provided by the Manager’s employees, in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis;

(d)        the compensation and expenses of the Independent Directors and the cost of liability insurance to indemnify the Company’s directors and officers;

(e)        compensation and expenses of the Company’s custodian and transfer agent, if any;

(f)         costs associated with the establishment and maintenance of any credit facilities and other indebtedness of the Company (including commitment fees, legal fees, closing and other costs) or any securities offerings of the Company;

(g)        costs associated with any computer software or hardware that is used solely for the Company;

(h)        all other costs and expenses relating to the Company’s business and investment operations, including, without limitation, the costs and expenses of acquiring, owning, protecting, maintaining, developing, operating and disposing of Investments, including appraisal, reporting, audit and legal fees;

(i)        all insurance costs incurred in connection with the operation of the Company’s business except for the costs attributable to the insurance that the Manager elects to carry for itself and its employees;

(j)        expenses relating to any office or office facilities maintained for the Company or Investments separate from the office or offices of the Manager;

(k)        expenses connected with the payments of interest, dividends or distributions in cash or any other form made or caused to be made by the Board of Directors to or on account of the holders of securities of the Company or its Subsidiaries, including, without limitation, in connection with any dividend reinvestment plan;

 11

(l)         expenses connected with communications to holders of securities of the Company or its Subsidiaries and other bookkeeping and clerical work necessary in maintaining relations with holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including, without limitation, all costs of preparing and filing required reports with the Securities and Exchange Commission, the costs payable by the Company to any transfer agent and registrar in connection with the listing and/or trading of the Company’s stock on any exchange, the fees payable by the Company to any such exchange in connection with its listing, costs of preparing, printing and mailing the Company’s annual report to its shareholders and proxy materials with respect to any meeting of the shareholders of the Company;

(m)       all other expenses actually incurred by the Manager which are reasonably necessary for the performance by the Manager of its duties and functions under this Agreement; and

(n)        Without regard to the amount of compensation received under this Agreement by the Manager, the Manager shall bear the following expenses, except as expressly set forth otherwise herein: (i) wages and salaries of the Manager’s officers and employees; (ii) rent attributable to the space occupied by the Manager; and (iii) all other “overhead” expenses of the Manager.

SECTION 10. CALCULATIONS OF EXPENSES.

The Manager shall prepare a statement documenting the Expenses of the Company and the Expenses incurred by the Manager on behalf of the Company during each calendar month, and shall deliver such statement to the Company within 20 days after the end of each calendar month. Expenses incurred by the Manager on behalf of the Company shall be reimbursed monthly to the Manager on the first business day of the month immediately following the date of delivery of such statement.

SECTION 11. LIMITS OF MANAGER RESPONSIBILITY; INDEMNIFICATION.

(a)        The Manager assumes no responsibility under this Agreement other than to render the services called for under this Agreement in good faith and shall not be responsible for any action of the Board of Directors in following or declining to follow any advice or recommendations of the Manager, including as set forth in Section 7(b) of this Agreement. The Manager, its members, managers, officers and employees will not be liable to the Company or any Subsidiary, to the Board of Directors, or the Company’s or any Subsidiary’s stockholders or partners for any acts or omissions by the Manager, its members, managers, officers or employees, pursuant to or in accordance with this Agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of the Manager’s duties under this Agreement. The Company shall, to the full extent lawful, reimburse, indemnify and hold the Manager, its members, managers, officers and employees and each other Person, if any, controlling the Manager (each, an “Indemnified Party”), harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from any acts or omissions of such

 12

Indemnified Party made in good faith in the performance of the Manager’s duties under this Agreement and not constituting such Indemnified Party’s bad faith, willful misconduct, gross negligence or reckless disregard of the Manager’s duties under this Agreement.

(b)        The Manager shall, to the full extent lawful, reimburse, indemnify and hold the Company, its shareholders, directors, officers and employees and each other Person, if any, controlling the Company (each, a “Company Indemnified Party”), harmless of and from any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever (including attorneys’ fees) in respect of or arising from the Manager’s bad faith, willful misconduct, gross negligence or reckless disregard of its duties under this Agreement.

SECTION 12. NO JOINT VENTURE.

Nothing in this Agreement shall be construed to make the Company and the Manager partners or joint venturers or impose any liability as such on either of them.

SECTION 13. TERM; TERMINATION.

(a)        Until this Agreement is terminated in accordance with its terms, this Agreement shall be in effect until the date that is three (3) years from November 26, 2013, and thereafter on each anniversary of such date be deemed renewed automatically each year for an additional one- year period unless (i) a majority consisting of at least two-thirds of the Independent Directors or a simple majority of the holders of outstanding Common Shares, reasonably agree that there has been unsatisfactory performance that is materially detrimental to the Company or (ii) a simple majority of the Independent Directors agree that the Management Fee payable to the Manager is unfair; provided, that the Company shall not have the right to terminate this Agreement under clause (ii) foregoing if the Manager agrees to continue to provide the services under this Agreement at a fee that the Independent Directors have determined to be fair. If the Company elects not to renew this Agreement at the expiration of the original term or any such one-year extension term as set forth above, the Company shall deliver to the Manager prior written notice (the “Termination Notice”) of the Company’s intention not to renew this Agreement based upon the terms set forth in this Section 13(a) of this Agreement not less than 60 days prior to the expiration of the then existing term. If the Company so elects not to renew this Agreement, the Company shall designate the date (the “Effective Termination Date”), not less than 60 days from the date of the notice, on which the Manager shall cease to provide services under this Agreement and this Agreement shall terminate on such date; provided, however, that in the event that such Termination Notice is given in connection with a determination that the compensation payable to the Manager is unfair, the Manager shall have the right to renegotiate the Management Fee by delivering to the Company, no fewer than forty-five (45) days prior to the prospective Effective Termination Date, written notice (any such notice, a “Notice of Proposal to Negotiate”) of its intention to renegotiate its compensation under this Agreement. Thereupon, the Company and the Manager shall endeavor to negotiate in good faith the revised compensation payable to the Manager under this Agreement. Provided that the Manager and the Company agree to a revised Management Fee (or other compensation structure) within 45 days following the receipt of the Notice of Proposal to Negotiate, the Termination Notice shall be deemed of no force and effect and this Agreement shall continue in full force and effect on the

 13

terms stated in this Agreement, except that the Management Fee shall be the revised Management Fee (or other compensation structure) then agreed upon by the parties to this Agreement. The Company and the Manager agree to execute and deliver an amendment to this Agreement setting forth such revised Management Fee promptly upon reaching an agreement regarding same. In the event that the Company and the Manager are unable to agree to a revised Management Fee during such 45 day period, this Agreement shall terminate, such termination to be effective on the date which is the later of (A) ten (10) days following the end of such 45 day period and (B) the Effective Termination Date originally set forth in the Termination Notice.

(b)        In the event that this Agreement is terminated in accordance with the provisions of Section 13(a) of this Agreement, the Company shall pay to the Manager, on the date on which such termination is effective, a termination fee (the “Termination Fee”) equal to the amount of the Management Fee earned by the Manager during the period consisting of the twelve (12) full, consecutive calendar months immediately preceding such termination. The obligation of the Company to pay the Termination Fee shall survive the termination of this Agreement.

(c)        No later than sixty (60) days prior to the anniversary date of this Agreement of any year during the Term, the Manager may deliver written notice to the Company informing it of the Manager’s intention not to renew the Term, whereupon the Term of this Agreement shall not be renewed and extended and this Agreement shall terminate effective on the anniversary of the Closing Date next following the delivery of such notice.

(d)        If this Agreement is terminated pursuant to this Section 13, such termination shall be without any further liability or obligation of either party to the other, except as provided in Section 13(b) and Section 16 of this Agreement. In addition, Section 11 of this Agreement shall survive termination of this Agreement.

SECTION 14. ASSIGNMENT.

(a)        Except as set forth in Section 14(b) of this Agreement, this Agreement shall terminate automatically in the event of its assignment, in whole or in part, by the Manager, unless such assignment is consented to in writing by the Company with the consent of a majority of the Independent Directors; provided, however, that no such consent shall be required in the case of an assignment by the Manager to an entity whose day-to-day business and operations are managed and supervised by Mr. Wesley R. Edens (the “Principal”), provided, further, that such transaction is determined at the time not to be an “assignment” for purposes of Section 205 of the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated under such act and the interpretations thereof issued by the Securities and Exchange Commission. Any such permitted assignment shall bind the assignee under this Agreement in the same manner as the Manager is bound, and the Manager shall be liable to the Company for all errors or omissions of the assignee under any such assignment. In addition, the assignee shall execute and deliver to the Company a counterpart of this Agreement naming such assignee as Manager. This Agreement shall not be assigned by the Company without the prior written consent of the Manager, except in the case of assignment by the Company to a successor to the Company, in which case such successor organization shall be bound under this Agreement and by the terms of such assignment in the same manner as the Company is bound under this Agreement.

 14

(b)        Notwithstanding any provision of this Agreement, the Manager may subcontract and assign any or all of its responsibilities under Sections 2(b), 2(c) and 2(d) of this Agreement to any of its affiliates in accordance with the terms of this Agreement applicable to any such subcontract or assignment, and the Company hereby consents to any such assignment and subcontracting. In addition, provided that the Manager provides prior written notice to the Company for informational purposes only, nothing contained in this Agreement shall preclude any pledge, hypothecation or other transfer of any amounts payable to the Manager under this Agreement.

SECTION 15. TERMINATION FOR CAUSE.

(a)        The Company may terminate this Agreement effective upon sixty (60) days prior written notice of termination from the Company to the Manager, without payment of any Termination Fee, if any act of fraud, misappropriation of funds, or embezzlement against the Company or other willful violation of this Agreement by the Manager in its corporate capacity (as distinguished from the acts of any employees of the Manager which are taken without the complicity of the Principal) under this Agreement or in the event of any gross negligence on the part of the Manager in the performance of its duties under this Agreement.

(b)        The Manager may terminate this Agreement effective upon sixty (60) days prior written notice of termination to the Company in the event that the Company shall default in the performance or observance of any material term, condition or covenant contained in this Agreement and such default shall continue for a period of 30 days after written notice thereof specifying such default and requesting that the same be remedied in such 30 day period.

SECTION 16. ACTION UPON TERMINATION.

(a)        From and after the effective date of termination of this Agreement, pursuant to Sections 13, 14, or 15 of this Agreement, the Manager shall not be entitled to compensation for further services under this Agreement, but shall be paid all compensation accruing to the date of termination and, if terminated pursuant to Section 13 or Section 15(b), the applicable Termination Fee. Upon such termination, the Manager shall forthwith:

(i)         after deducting any accrued compensation and reimbursement for its expenses to which it is then entitled, pay over to the Company or a Subsidiary all money collected and held for the account of the Company or a Subsidiary pursuant to this Agreement;

(ii)        deliver to the Board of Directors a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to the Board of Directors with respect to the Company or a Subsidiary; and

(iii)        deliver to the Board of Directors all property and documents of the Company or any Subsidiary then in the custody of the Manager.

 15

(b)        In the event that this Agreement is terminated, the Company shall have the option, to be exercised by written notice to the Manager within ten (10) days following such termination, to purchase from the Manager the right of the Manager to receive the Incentive Compensation. In exchange therefor the Company will be obligated to pay the Manager a cash purchase price (the “Cash Price”) equal to the amount of the Incentive Compensation that would be paid to the Manager if all of the Company’s assets were sold for cash at their then current fair market value (taking into account, among other things, expected future performance of the underlying investments, the “Fair Market Value”). In the event that the Company does not elect to exercise such option to purchase the Incentive Compensation, the Manager shall have the right to require the Company to do so at the Cash Price by delivering to the Company written notice within twenty (20) days following such termination. The Fair Market Value shall be determined by independent appraisal to be conducted by a nationally recognized appraisal firm mutually agreed upon by the Company and the Manager. If the Company and the Manager are unable to agree upon an appraisal firm, then each of the Company and the Manager shall choose an independent appraisal firm to conduct an appraisal. In such event, (i) if the appraisals prepared by the two appraisers so selected are the same or differ by an amount that does not exceed 20% of the higher of the two appraisals, the Fair Market Value will be deemed to be the average of such appraisals, and (ii) if the two appraisals differ by more than 20% of the higher of the two appraisals, the two appraisers together shall select a third nationally recognized appraisal firm to conduct an appraisal. If the two appraisers are unable to agree as to the identity of such third appraiser, either of the Manager and the Company may request that the American Arbitration Association (“AAA”) select the third appraiser, which shall then be selected by the AAA. The Fair Market Value will then be deemed to be the amount determined by such third appraiser, but in no event less than the lower or more than the higher of the first two appraisals made under this Section 16 (b).

SECTION 17. RELEASE OF MONEY OR OTHER PROPERTY UPON WRITTEN REQUEST.

The Manager agrees that any money or other property of the Company or Subsidiary held by the Manager under this Agreement shall be held by the Manager as custodian for the Company or Subsidiary, and the Manager’s records shall be appropriately marked clearly to reflect the ownership of such money or other property by the Company or such Subsidiary. Upon the receipt by the Manager of a written request signed by a duly authorized officer of the Company requesting the Manager to release to the Company or any Subsidiary any money or other property then held by the Manager for the account of the Company or any Subsidiary under this Agreement, the Manager shall release such money or other property to the Company or any Subsidiary within a reasonable period of time, but in no event later than sixty (60) days following such request. The Manager shall not be liable to the Company, any Subsidiary, the Independent Directors, or the Company’s or a Subsidiary’s stockholders or partners for any acts performed or omissions to act by the Company or any Subsidiary in connection with the money or other property released to the Company or any Subsidiary in accordance with the first sentence of this Section 17. The Company and any Subsidiary shall indemnify the Manager and its members, managers, officers and employees against any and all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever, which arise in connection with

 16

the Manager’s release of such money or other property to the Company or any Subsidiary in accordance with the terms of this Section 17. Indemnification pursuant to this provision shall be in addition to any right of the Manager to indemnification under Section 11 of this Agreement.

SECTION 18. NOTICES.

Unless expressly provided otherwise in this Agreement, all notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given, made and received when delivered against receipt or upon actual receipt of (i) personal delivery, (ii) delivery by reputable overnight courier, (iii) delivery by facsimile transmission or email against answerback, (iv) delivery by registered or certified mail, postage prepaid, return receipt requested, addressed as set forth below:

(a)        If to the Company:

New Media Investment Group Inc.

c/o FIG LLC

1345 Avenue of the Americas

46th Floor

New York, New York 10105

Attention: Mr. Cameron MacDougall

Attention: Mr. Michael Reed

(b)        If to the Manager:

FIG LLC

1345 Avenue of the Americas

46th Floor

New York, New York 10105

Attention: Mr. Randal A. Nardone

Either party may alter the address to which communications or copies are to be sent by giving notice of such change of address in conformity with the provisions of this Section 18 for the giving of notice.

SECTION 19. BINDING NATURE OF AGREEMENT; SUCCESSORS AND ASSIGNS.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and permitted assigns as provided in this Agreement.

SECTION 20. ENTIRE AGREEMENT.

This Agreement contains the entire agreement and understanding among the parties hereto with respect to the subject matter of this Agreement, and supersedes all prior and contemporaneous agreements, understandings, inducements and conditions, express or implied,

 17

oral or written, of any nature whatsoever with respect to the subject matter of this Agreement. The express terms of this Agreement control and supersede any course of performance and/or usage of the trade inconsistent with any of the terms of this Agreement. This Agreement may not be modified or amended other than by an agreement in writing.

SECTION 21. CONTROLLING LAW.

This Agreement and all questions relating to its validity, interpretation, performance and enforcement shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of New York, notwithstanding any New York or other conflict-of-law provisions to the contrary.

SECTION 22. INDULGENCES, NOT WAIVERS.

Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any other right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

SECTION 23. TITLES NOT TO AFFECT INTERPRETATION.

The titles of paragraphs and subparagraphs contained in this Agreement are for convenience only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation of this Agreement.

SECTION 24. EXECUTION IN COUNTERPARTS.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. This Agreement shall become binding when one or more counterparts of this Agreement, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

SECTION 25. PROVISIONS SEPARABLE.

The provisions of this Agreement are independent of and separable from each other, and no provision shall be affected or rendered invalid or unenforceable by virtue of the fact that for any reason any other or others of them may be invalid or unenforceable in whole or in part.

SECTION 26. GENDER.

Words used herein regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:

NEW MEDIA INVESTMENT GROUP INC., a Delaware corporation

By:
Name: Cameron D. MacDougall Title: Secretary

MANAGER:

FIG LLC,
a Delaware limited liability company

By:
Name: David N. Brooks Title: Secretary

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Exhibit 21

List of Subsidiaries of New Media Investment Group Inc.

As of January 1, 2017

Name of Entity	State of Organization
AdUs, Inc.	Nevada
Arizona News Service, LLC	Delaware
Bridgetower Media DLN, LLC	Delaware
Bridgetower Media Holding Company	Delaware
Bridgetower Media, LLC	Delaware
CA Alabama Holdings, Inc.	Delaware
CA Daytona Holdings, Inc.	Delaware
CA Florida Holdings, Inc.	Delaware
CA Louisiana Holdings, Inc.	Delaware
CA Massachusetts Holdings, Inc.	Delaware
CA North Carolina Holdings, Inc.	Delaware
CA South Carolina Holdings, Inc.	Delaware
Conversion Innovations, Inc.	Delaware
Copley Ohio Newspapers, Inc.	Illinois
Cummings Acquisition, Inc.	Delaware
CyberInk, LLC	Pennsylvania
Daily Journal of Commerce, Inc.	Delaware
Daily Reporter Publishing Company	Delaware
DB Acquisition, Inc.	Delaware
DB Arkansas Holdings, Inc.	Delaware
DB Iowa Holdings, Inc.	Delaware
DB North Carolina Holdings, Inc.	Delaware
DB Oklahoma Holdings, Inc.	Delaware
DB Tennessee Holdings, Inc.	Delaware
DB Texas Holdings, Inc.	Delaware
DB Washington Holdings, Inc.	Delaware
Dolco Acquisition, Inc.	Delaware
ENHE Acquisition, LLC	Delaware
Enterprise NewsMedia, LLC	Delaware
Enterprise NewsMedia Holding, LLC	Delaware
Enterprise Publishing Company, LLC	Delaware
Finance and Commerce, Inc.	Minnesota
GateHouse Media Intermediate Holdco, LLC.	Delaware
GateHouse Media Holdco, LLC.	Delaware
GateHouse Media Operating, LLC.	Delaware
GateHouse Media, LLC.	Delaware
GateHouse Media Massachusetts I, Inc.	Delaware
GateHouse Media Massachusetts II, Inc.	Delaware
GateHouse Media Arkansas Holdings, Inc.	Delaware
GateHouse Media California Holdings, Inc.	Delaware
GateHouse Media Colorado Holdings, Inc.	Delaware

Name of Entity	State of Organization
GateHouse Media Connecticut Holdings, Inc.	Delaware
GateHouse Media Corning Holdings, Inc.	Nevada
GateHouse Media Delaware Holdings, Inc.	Delaware
GateHouse Media Directories Holdings, Inc.	Delaware
GateHouse Media Florida Holdings, Inc.	Delaware
GateHouse Media Freeport Holdings, Inc.	Delaware
GateHouse Media Illinois Holdings, Inc.	Delaware
GateHouse Media Illinois Holdings II, Inc.	Delaware
GateHouse Media Iowa Holdings, Inc.	Delaware
GateHouse Media Kansas Holdings, Inc.	Delaware
GateHouse Media Kansas Holdings II, Inc.	Delaware
GateHouse Media Lansing Printing, Inc.	Delaware
GateHouse Media Louisiana Holdings, Inc.	Delaware
GateHouse Media Macomb Holdings, Inc.	Delaware
GateHouse Media Management Services, Inc.	Delaware
GateHouse Media Michigan Holdings, Inc.	Delaware
GateHouse Media Michigan Holdings II, Inc.	Delaware
GateHouse Media Minnesota Holdings, Inc.	Delaware
GateHouse Media Missouri Holdings, Inc.	Delaware
GateHouse Media Missouri Holdings II, Inc.	Delaware
GateHouse Media Nebraska Holdings, Inc.	Delaware
GateHouse Media New York Holdings, Inc.	Delaware
GateHouse Media North Dakota Holdings, Inc.	Delaware
GateHouse Media Ohio Holdings, Inc.	Delaware
GateHouse Media Ohio Holdings II, Inc.	Delaware
GateHouse Media Oklahoma Holdings, Inc.	Delaware
GateHouse Media Pennsylvania Holdings, Inc.	Delaware
GateHouse Media Suburban Newspapers, Inc.	Delaware
GateHouse Media Tennessee Holdings, Inc.	Delaware
GateHouse Media Texas Holdings, Inc.	Delaware
GateHouse Media Texas Holdings II, Inc.	Delaware
GateHouse Media Virginia Holdings, Inc.	Delaware
George W. Prescott Publishing Company, LLC	Delaware
Idaho Business Review, LLC	Idaho
Lawyers Weekly, LLC	Delaware
Liberty SMC, L.L.C.	Delaware
LMG Maine Holdings, Inc.	Delaware
LMG Massachusetts, Inc.	Massachusetts
LMG National Publishing, Inc.	Delaware
LMG Rhode Island Holdings, Inc.	Delaware
LMG Stockton, Inc	Delaware
Local Media Group Holdings, LLC.	Delaware
Local Media Group, Inc.	Delaware
Long Island Business News, LLC	Delaware
Low Realty, LLC	Delaware
LRT Four Hundred, LLC	Delaware

Name of Entity	State of Organization
Mineral Daily News Tribune, Inc.	West Virginia
Missouri Lawyers Media, LLC	Delaware
New Media Holdings I LLC	Delaware
New Media Holdings II LLC	Delaware
New Orleans Publishing Group, L.L.C.	Louisiana
News Leader, Inc.	Louisiana
NOPG, L.L.C.	Louisiana
NWS Holdings Company, LLC	Delaware
Pacific Trading Company LLC.	Delaware
Propel Business Services, Inc.	Delaware
Seacoast Newspapers, Inc.	New Hampshire
SureWest Directories	California
Terry Newspapers, Inc.	Iowa
The Daily Record Company, LLC	Delaware
The Inquirer and Mirror, Inc.	Massachusetts
The Journal Record Publishing Co., LLC	Delaware
The Mail Tribune, Inc.	Delaware
The Nickel of Medford, Inc.	Oregon
The NWS Company, LLC	Delaware
The Peoria Journal Star, Inc.	Illinois

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-3 No. 333-203405) of New Media Investment Group Inc. and in the related Prospectus of our reports dated February 21, 2017, with respect to the consolidated financial statements and schedule of New Media Investment Group Inc., and the effectiveness of internal control over financial reporting of New Media Investment Group Inc. included in this Annual Report (Form 10-K) for the year ended December 25, 2016.

/s/ Ernst & Young LLP

New York, New York

February 21, 2017

Exhibit 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

I, Michael E. Reed, certify that:

1. I have reviewed this Annual Report on Form 10-K of New Media Investment Group Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d -15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 21, 2017	/s/ Michael E. Reed
Michael E. Reed Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

I, Gregory W. Freiberg, certify that:

1. I have reviewed this Annual Report on Form 10-K of New Media Investment Group Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d -15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: February 21, 2017	/s/ Gregory W. Freiberg
Gregory W. Freiberg Chief Financial Officer (Principal Financial Officer)

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of New Media Investment Group Inc. (the “Company”) on Form 10-K for the fiscal year ended December 25, 2016 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael E. Reed
Michael E. Reed Chief Executive Officer (Principal Executive Officer) February 21, 2017

Exhibit 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Annual Report of New Media Investment Group Inc. (the “Company”) on Form 10-K for the fiscal year ended December 25, 2016 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Gregory W. Freiberg
Gregory W. Freiberg Chief Financial Officer (Principal Financial Officer) February 21, 2017

Performance Graph

The following graph compares the cumulative total return for our common stock (stock price plus reinvested dividends) with the comparable return of three indices: S&P 500, Russell 2000, and a peer group index we selected. The graph assumes an investment of $100 in New Media’s common stock and in each of the indices on February 14, 2014, and that all dividends were reinvested. The past performance of New Media’s common stock is not an indication of future performance.

New Media Investment Group Inc.

	Period Ending
Index	02/14/14	06/30/14	12/31/14	06/30/15	12/31/15	06/30/16	12/31/16
New Media Investment Group Inc.	100.00	110.23	190.72	148.65	167.91	162.37	149.87
S&P 500	100.00	107.42	113.99	115.39	115.56	120.00	129.39
Russell 2000	100.00	104.38	106.11	111.15	101.42	103.67	123.03
NEWM Peer Group Index 1*	100.00	109.75	110.26	110.22	97.84	96.06	102.71
NEWM Peer Group Index 2**	100.00	110.54	109.56	106.76	95.96	94.42	100.95

*NEWM Peer Group Index 1 includes Gannett Co. (GCI), Lee Enterprises Inc. (LEE), McClatchy Co. (MNI), New York Times Co. (NYT), E. W. Scripps Co. (SSP), Tribune Publishing Co. (TPUB), A. H. Belo Corporation (AHC), Meredith Corp. (MDP), Time Inc. (TIME) and Journal Communications Inc. (JRN) (Now historical).

**NEWM Peer Group Index 2 includes Gannett Co. (GCI), Lee Enterprises Inc. (LEE), McClatchy Co. (MNI), New York Times Co. (NYT), E. W. Scripps Co. (SSP), Tribune Publishing Co. (TPUB), A. H. Belo Corporation (AHC), Meredith Corp. (MDP) and Time Inc. (TIME).

CORPORATE INFORMATION

BOARD OF DIRECTORS

Wesley R. Edens

Chairman of the Board

Theodore P. Janulis

Board Member (1)

Kevin Sheehan

Board Member(1)

Laurence Tarica

Board Member (1)

Michael E. Reed

Board Member

(1) Member of Audit Committee, Nominating and

Corporate Governance Committee and Compensation Committee

CORPORATE OFFICERS

Michael E. Reed

Chief Executive Officer & President

Gregory W. Freiberg

Chief Financial Officer & Chief Accounting Officer

Kirk Davis

Chief Operating Officer

Cameron MacDougall

Secretary

CORPORATE HEADQUARTERS

New Media Investment Group Inc.

1345 Avenue of the Americas, 46th Floor
New York, NY 10105
www.newmediainv.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Five Times Square,

New York,NY 10036-6530

SHAREHOLDER SERVICES, TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company

6201 15th Avenue,
Brooklyn, NY 11219
(800) 937-5449

STOCK EXCHANGE LISTING

New Media Investment Group Inc. is listed on the New York Stock Exchange (NYSE:NEWM)

INVESTOR INFORMATION SERVICES

New Media Investment Group Inc.

1345 Avenue of the Americas, 45th Floor,
New York, NY 10105

Tel: (212) 479-3160

Email: ir@newmediainv.com